Exhibit 99.31

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made effective as of January 9, 2020, by and among Michicann Medical Inc., Mid-American Growers, Inc., RWB Acquisition Sub, Inc. and Arthur VanWingerden and Ken VanWingerden, as Sellers.

BACKGROUND

WHEREAS, the parties entered into that certain Agreement and Plan of Merger, dated as of October 9, 2019, as amended by that Amendment No. 1 to Agreement and Plan of Merger dated as of  November 1, 2019 (as amended, the “Merger Agreement”); and

WHEREAS, the parties desire to amend certain terms and conditions of the Merger Agreement as set forth herein in accordance with the terms of Section 11.4 of the Merger Agreement and to provide for the joinder of certain additional parties to the Merger Agreement.

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1. Waiver of RTO Closing Condition.

a. In exchange for the amendments to certain terms and conditions of the Merger Agreement as set forth herein, each of Buyer and Sellers hereby waives the closing condition set forth in Section 7.3(b) that requires completion of the RTO prior to Closing.

2. Hemp Operations Payable

a. Section 7.3(c) of the Merger Agreement is hereby deleted and replaced as Section 7.1(p) of the Merger Agreement as follows:

(p) Sellers shall provide evidence satisfactory to Buyer that the Hemp Operations Payable has been paid or satisfied by the Company in full prior to Closing.

b. Section 9.6 of the Merger Agreement is hereby amended and restated in its entirety as follows:

Hemp Operations Payable. Prior to Closing, the Sellers will cause the Company to pay in full or otherwise satisfy the Hemp Operations Payable and terminate that certain confirmation of payable agreement dated October 9, 2019, so that as of Closing, the Company shall not owe any payables or any other amounts or obligations to NZ Newco, LLC, a Kentucky limited liability company (“NZ”). Evidence of such payment or other satisfaction of the Hemp Operations

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Payable shall include, without limitation, acknowledgment by NZ in a separate letter agreement that such payable is deemed satisfied and the Company no longer owes any such amounts or obligations to NZ or its affiliates and the letter agreement is deemed terminated with no further force or effect. Without limiting the foregoing, but for the avoidance of doubt, the Hemp Operations Payable is an Excluded Liability that shall not remain a Company obligation following the Closing.

c. Section 10.1(f) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(f) any Excluded Liabilities (including the Hemp Operations Payable);

3. Amendments Relating to Merger Consideration.

a. Section 2.2 of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a) Within two (2) Business Days of execution of this Agreement, Buyer shall pay to Sellers a cash payment equal to $5,000,000 and (ii) on or around November 1, 2019, Buyer shall pay to Sellers a cash payment equal to $1,000,000 (together, the payments under clauses (i) and (ii), the “Deposit”), which Deposit shall be applied toward the Aggregate Purchase Price at Closing, or should the Closing not occur and this Agreement is terminated, such Deposit shall be fully refundable to Buyer by Sellers in accordance with Section 8.3.

(b) At the Closing, Sellers shall deliver and surrender to Buyer (or to Buyer’s agent) the Certificates formerly representing the issued and outstanding Company Capital Stock.

(c) At the Closing, Buyer shall deliver to the applicable party listed below the following:

(i) to Sellers, a cash payment equal to the Estimated Merger Consideration, minus the Deposit, by wire transfer of immediately available funds in accordance with the distribution schedule and to the account or accounts designated by Sellers on Schedule 2.2, subject to that Letter of Direction to be delivered by Sellers at Closing with respect to Bruce Daniel; and

(ii) At Buyer’s election, Buyer shall cause the refinancing of the Specified Indebtedness in connection with the Closing (or, if permissible, the parties shall cause the Company shall to retain the Specified Indebtedness at the Closing, in either case, Specified Indebtedness shall be deemed paid by Buyer as a result of such refinancing or assumption; and

(iii) Buyer shall pay, or cause to be paid, on behalf of Sellers, the

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Estimated Seller Transaction Expenses by wire transfer of immediately available funds as directed by Sellers.

(iv) [Intentionally Omitted].

(d) [Intentionally Omitted].

(e) Upon Closing, by virtue of this Section 2.2(e), Buyers shall be deemed to have issued to Sellers a non-transferrable, fully paid right (at the time specified below) to receive the shares of RWB Stock (pro rata in accordance with each Seller’s percentage set forth on Schedule 2.2) (the “RWB Stock Issuance Right”), which Stock Issuance Right entitles Sellers to the actual issuance of RWB Stock as follows:

(i) If the RTO will be completed prior to June 1, 2020, immediately prior to completion of the RTO, Buyer shall cause the issuance to Sellers of Michicann Stock in escrow (pro rata in accordance with each Seller’s percentage set forth on Schedule 2.2), without payment of any additional consideration by Sellers, and in connection with the completion of the RTO promptly thereafter, Sellers shall exchange such Michicann Stock for the shares issued in the RTO at the same exchange ratio available to other common stock holders of Michicann Stock, in accordance with the RTO exchange procedures and subject to and conditioned upon Sellers executing a mutually agreeable lock-up escrow agreement with Buyer, which will require a lock-up period expiring no later no later than six (6) months following the Closing Date for all of the RWB Stock (and, in any event, full lock-up in escrow of 20% of the RWB Stock for the later of 12 months after Closing or the date of the closure of the LUST Matter in accordance with this Agreement), and subject to the foregoing, will provide for the release of the RWB Stock to Sellers in accordance with a distribution schedule, with such legends as required by applicable securities laws. Buyer shall deposit directly with the escrow agent all shares of Michicann Stock and upon exchange of such shares in the RTO, all RWB Stock shall be deposited with the escrow agent accordingly.

(ii) If the RTO is not completed prior to June 1, 2020, then on June 1, 2020, (x) Buyer shall deliver to Sellers an aggregate cash payment equal to $5,000,000 by wire transfer of immediately available funds to the account or accounts designated by Sellers on Schedule 2.2 and (y) Buyer shall cause the issuance to Sellers of the shares of Michicann Stock (pro rata in accordance with each Seller’s percentage set forth on Schedule 2.2, as reduced by shares of Michicann Stock deposited in escrow as provided herein), subject to and conditioned upon Sellers and Buyer executing a mutually agreeable lock-up escrow agreement, which will require full lock-up in escrow of 20% of the RWB Stock for the later of 12 months

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after Closing or the date of the closure of the LUST Matter in accordance with this Agreement, and executing a shareholder’s agreement containing a drag-along provision in favor of the controlling shareholders substantially similar to the following:

In the event that shareholders of Michicann holding at least 51% of the issued and outstanding common shares of Michicann (the “Controlling Shareholders”) propose to sell or transfer all of their Common Shares to a third party on a share exchange, amalgamation, plan of arrangement or similar transaction in connection with an initial public offering, reverse takeover, qualifying transaction or other going public transaction involving Michicann or a sale of all of the shares of Michicann (the “Liquidity Event”), the Controlling Shareholders may, subject to compliance with all applicable securities laws, by written notice delivered to the Subscriber (the “Drag Along Notice”) require the Subscriber to transfer the Purchased Shares, and any additional shares of Common Shares which the Subscriber may own, for a consideration that is the same as the consideration per share of Common Shares at which the Controlling Shareholders propose to sell or transfer shares to the third party, all but not less than all the Common Shares owned by such Subscriber (the “Dragged Shares”). The delivery by the Controlling Shareholders of a Drag Along Notice shall bind the undersigned to sell or transfer the Dragged Shares. The date on which the sale or transfer is to close and the other closing arrangements (which shall be the same, mutatis mutandis, as those for the sale or transfer between the Controlling Shareholders and the third party) shall be as specified in the Drag Along Notice. Except as specifically provided for above, the Drag Along Notice shall contain only such terms and conditions, if any, as are identical to those pursuant to which the Controlling Shareholders propose to sell or transfer to the third party. This drag along shall terminate upon the earlier of (i) there being one beneficial owner of all of the shares of Michicann; and

(ii) the date of closing of the Liquidity Event.

Buyer shall deposit directly with the escrow agent all shares of Michicann Stock subject to such escrow arrangement.

(iii) Except as otherwise specifically provided in clauses (i) and (ii) above, prior to the issuance to Sellers of the RWB Stock, Sellers shall not be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of Michicann or its successor in the RTO for any purpose, nor shall anything contained in the RWB Stock Issuance Right be construed to confer upon any Seller any of the rights of a shareholder of Michicann or its successor in the RTO or any right to vote, give or

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withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise. Notwithstanding the foregoing, Michicann shall provide the Sellers with copies of the same notices and other information given to the shareholders of Michicann generally, contemporaneously with the giving thereof to the shareholders. Sellers acknowledge the RWB Stock Issuance Right is not transferrable by Sellers. Without limiting the foregoing, Sellers further acknowledge and agree that the RWB Stock Issuance Right and the RWB Stock is not and at the time of issuance will not be registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The RWB Stock will be issued with such legends as required by applicable securities laws.

b. Section 2.6(i) (Lock-Up Escrow Agreements) in the Merger Agreement is hereby amended and restated in its entirety as follows: [Intentionally Omitted]

c. Section 5.4 of the Merger Agreement is hereby amended and restated as follows: “Upon issuance in accordance with this Agreement, the RWB Stock will be duly and validly issued, outstanding as fully paid and non-assessable.”

d. Section 11.9 of the Merger agreement is hereby amended to add the following new definitions (to be placed in alphabetical order accordingly):

(i) “Lock-Up Escrow Agreements” means those certain escrow agreements executed by the Sellers in form mutually agreeable to Buyer and Sellers as contemplated by Section 2.2(e).

(ii) “Michicann Stock” means 17,133,600 shares of common stock in Michicann (which is an aggregate number of shares of such common stock equal to the quotient of $64,900,000, multiplied by a 1.32 exchange rate, and then divided by the Fixed Stock Price).

e. Certain definitions in Section 11.9 of the Merger agreement are hereby amended and restated as follows:

“Cash Consideration” means $7,100,000.

“RWB Stock” means the Michicann Stock, unless and until it is exchanged by Sellers for stock in the RTO as contemplated by and in accordance with this Agreement, at which point, RWB Stock means the class of stock of Michicann’s successor to be listed on the Canadian

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Securities Exchange or other similar exchange following completion of the RTO.

f. The terms (and related definitions) of “Post-Closing Cash Consideration” and “Stock Consideration in the Merger agreement are deleted in their entirety.

4. Amendments Relating to Milestone Payment and Earn-Out Payment.

a. Section 2.4 of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a) Milestone Payment.

(i) So long as Sellers have used commercially reasonable efforts to assist Buyer and the Company in achieving the Milestone Event, subject to offset under Section 10.8, (i) Buyer shall issue to Sellers an aggregate 2,640,000 additional shares of Michicann Stock (which is an aggregate number of shares of such common stock equal to the quotient of $10,000,000, multiplied by a 1.32 exchange rate, and then divided by the Fixed Stock Price), subject to applicable escrow agreements (the “Milestone Payment”), and (ii) only if the Milestone Event is achieved during calendar year 2020, Buyer shall pay to Sellers in the aggregate an additional $5,000,000 cash payment (the “Additional Milestone Payment”), upon the achievement by or on behalf of Buyer and the Company of the following (the “Milestone Event”):

If by the date which is twelve (12) months following the Closing, the State of Illinois Department of Agriculture and/or such other applicable regulatory authorities (acceptable to Buyer) shall have issued to the Company a commercial cultivation center license for the Illinois Facility, which license permits a minimum of 200,000 square feet of cultivation of cannabis products, including the packaging and processing of cannabis.

(ii) Buyer shall promptly notify Sellers after the Milestone Event has been achieved. Within five (5) Business Days of notification by Buyer to Sellers of the realization of the Milestone Event (but in no event less than ten (10) days following realization of the Milestone Event), Buyer shall (i) if the RTO is not yet completed at such time, issue the Milestone Payment in Michicann Stock to the account or accounts designated by Sellers on Schedule 2.2, subject to and conditioned upon Sellers executing an escrow agreement, which will require that 20% of such Milestone Payment is held in escrow for the later of 12 months after Closing or the date of the closure of the LUST Matter in accordance with this Agreement, or (ii) if the RTO has previously been completed, issue RWB Stock to Sellers in exchange for the Milestone Payment (which for

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clarity, was 2,640,000 shares of Michicann Stock) at the same exchange ratio that was available to other common stock holders of Michicann Stock upon the original RTO closing, subject to any applicable RTO exchange procedures, and subject to and conditioned upon Sellers executing a mutually agreeable lock-up escrow agreement with Buyer, which will require a lock-up period expiring no later than six (6) months following the Closing Date for all of the RWB Stock so issued (and, in any event, full lock-up in escrow of 20% of the RWB Stock for the later of 12 months after Closing or the date of the closure of the LUST Matter in accordance with this Agreement), and subject to the foregoing, will provide for the release of the RWB Stock to Sellers in accordance with a distribution schedule, with such legends as required by applicable securities laws. Buyer shall deposit directly with the escrow agent all shares of Michicann Stock or RWB Stock, as applicable, with the escrow agent accordingly in connection with realization of the Milestone Event.  Additionally, if the Milestone Event is achieved in accordance with this Agreement during calendar year 2020, Buyer shall also pay to Sellers the Additional Milestone Payment by wire transfer in immediately available funds during the time period set forth above.

(iii) Upon Buyer’s payment of the Milestone Payment and any applicable Additional Milestone Payment, if any, all amounts due by Buyer under this Agreement with respect to the Milestone Event will be deemed paid in full.

(v) The right of Sellers to receive the Milestone Payment and Additional Milestone Payment (i) is solely a contractual right and is not a security for purposes of any federal or state securities Laws, (ii) will not be represented by any form of certificate or instrument, (iii) does not give Sellers any equityholder rights, including, without limitation, any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of Buyer’s equity securities, (iv) is not redeemable and (v) may not be sold, assigned, pledged, gifted, conveyed, transferred or otherwise disposed of (a “Transfer”), except by operation of Law (and any Transfer in violation of this Section 2.4(d) shall be null and void).

(vi) Sellers and Buyer agree to treat and report any Milestone Payment and Additional Milestone Payment as additional consideration for the Company Capital Stock, unless otherwise required pursuant to a “final determination” within the meaning of Section 1313(a) of the Code.

(b) Earn-out.

(i)As additional Final Merger Consideration, so long as Sellers have used commercially reasonable efforts to continue to assist Buyer and the Company to produce and sell Company Hemp Products

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during the Earn-Out Period, subject to Buyer’s holdback and offset rights under Section 10.8, Buyer shall pay to Arthur VanWingerden, Ken VanWingerden and Bruce Daniel, collectively (the “Earn-Out Sellers”), with respect to each Calculation Period within the Earn-Out Period an aggregate amount, if any (each an “Earn-Out Payment”), equal to the product of (x) the Revenue for such Calculation Period multiplied by (y) twenty-three percent (23%).

(ii) During the Earn-Out Period, Buyer will prepare quarterly statements setting forth the calculations necessary to determine the amount of the actual Earn-Out Payments to be paid to such Sellers based on the Company’s fiscal quarters. Buyer shall deliver such statements within 30 days of the end of each corresponding Calculation Period. Each Earn-Out Payment, if any, is due within 45 days after the end of each Calculation Period based on the quarterly statement delivered by Buyer for that fiscal quarter provided the Earn-Out Sellers have provided applicable wire instructions to Buyer.

(iii) The Earn-Out Sellers shall have the right to audit the Company’s relevant books and records to ensure compliance with the terms of this Agreement with respect to the Earn-Out Payments. The audit shall be conducted only by a representative of a nationally recognized independent certified public accounting firm who signs a non-disclosure agreement reasonably acceptable to Buyer.  Buyer shall be entitled to 30 days written notice to schedule the audit on a mutually convenient date.  The audit shall be conducted during normal business hours in such a manner as not to interfere with normal business activities and shall occur only one time with respect to the Earn-Out Payments. The auditor’s report shall only confirm compliance or noncompliance with the terms of this Agreement with respect to the Earn-Out Payments and shall, in no event, include information considered by Buyer to be confidential.  The Earn-Out Sellers shall be responsible for the costs of such audit.

(iv) The Earn-Out Payments are speculative in that Buyer (and the Company, after the Closing) make no representations, warranties, covenants, promises or guarantees as to the level of efforts they will expend in the production, marketing, distribution or sales of the Company Hemp Products. Similarly, Buyer (and the Company, after the Closing) make no representations, warranties, covenants, promises or guarantees as to the amount of resulting Revenue or the amount of any Earn-Out Payments that may be earned by Earn-Out Sellers during the Earn-Out Period.  Sellers acknowledge that Buyer may elect not to release the Company Hemp Products for a period of time after Closing.  Sellers also acknowledge that Buyer (and the Company, after the Closing) may market and sell the Company Hemp Products at their sole discretion and Buyer (and the Company, after the Closing) may discontinue all production,

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marketing, distribution and sales of the Company Hemp Products during the Earn-Out Period for any or no reason.

(c) Company Operations. Subsequent to the Closing, Buyer and the Company shall have sole discretion with regard to all matters relating to the operation of the Company and the Business; provided, that Buyer shall not, directly or indirectly, take any actions in bad faith that would have the purpose of avoiding the Milestone Payment or Earn-Out Payments hereunder.

b. Section 2.6(h) (Consulting Agreement) of the Merger Agreement is hereby amended and restated in its entirety as follows: [Intentionally Omitted]

c. Section 11.9 of the Merger agreement is hereby amended to add the following new definitions (to be placed in alphabetical order accordingly):

(i) “Company Hemp Products” means any product produced by the Greenhouse at the Illinois Facility that is hemp as defined in the 2018 Farm Bill or the Illinois 2019 Industrial Hemp Act.

(ii) “Earn-Out Period” means the period from April 1, 2020 through March 31, 2021.

(iii) “Revenue” means, with respect to any Calculation Period, the net amount of revenue attributable to the Company Hemp Products that are produced, sold and for which payment has been received by the Company, as recognized by Buyer and the Company in accordance with then-existing accounting and corporate policies, less product returns, customer and distributor discounts and excluding amounts invoiced for any other product, shipping, taxes, duties or other similar amounts.

(iii) “Calculation Period” means (a) the period beginning April 1, 2020 and ending on last day of June 2020, and (b) each of the Company’s fiscal quarters ending on September 30, 2020, December 31, 2020 and March 31, 2021, respectively.

2. Amendments Relating to Setoff and Holdback Rights.

a. Section 9.7 of the Merger Agreement is hereby amended and restated in its entirety as follows:

Escrow Agreement. Buyer and Sellers will enter into a mutually agreeable escrow agreement as a condition to the actual issuance of the RWB Stock underlying the RWB Stock Issuance Right as contemplated by Section 2.2(e). Such escrow agreement will include, among other things (as applicable), escrow indemnity provisions with respect to Buyer’s setoff rights against the RWB Stock under Section 10.8 substantially similar to the following:

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(a) Subject to the terms and conditions of the Merger Agreement, in addition to such other lock-up terms, as applicable, the escrow agent will hold in an escrow account (the “Escrow Account”) a number shares of RWB Stock issued to Sellers equal to an aggregate of 20% of all RWB Stock issued to Sellers pursuant to Section 2.2(e) and the RWB Stock issuable in connection with the Milestone Event) (the “Escrowed Property”).

(b) At any time and from time to time on or prior to (i) the twelve (12) month anniversary of the Closing or (ii) the date of closure of the LUST Matter in accordance with the Merger Agreement, whichever is later (the “Escrow Release Date”), if any Buyer Indemnified Party makes a claim for indemnity pursuant to and in accordance with Section 10.1 (a “Claim”), the Buyer Indemnified Party (or Buyer on its behalf) shall deliver to the escrow agent (the “Escrow Agent”) and any Seller a written notice (an “Escrow Notice”) setting forth in reasonable detail the amount, nature, and basis of the Claim by the Buyer Indemnified Party.

(c) If a Seller, in good faith, delivers to the Escrow Agent and Buyer a written objection (a “Dispute Notice”) to any Claim or portion thereof or the amount of such Claim within ten (10) business days following both the Escrow Agent’s and such Seller’s receipt of such Escrow Notice, then the Escrow Agent shall not distribute to Buyer any portion of the Escrow Property in the Escrow Account that is the subject of the Dispute Notice until the Escrow Agent receives either (i) joint written instructions signed by the Sellers and Buyer authorizing the release to Buyer of the portion of the Escrow Property in the Escrow Account that is agreed upon as the amount recoverable in respect of the Dispute Notice or (ii) a final and non-appealable order of any court of competent jurisdiction directing the release to Buyer of the portion of the Escrow Property in the Escrow Account that is determined to be the amount recoverable in respect of the Dispute Notice; provided, that notwithstanding the foregoing, if a Seller objects in part to the amount of the Claim, the Escrow Agent shall, after the lapse of the aforementioned time period, deliver to Buyer an amount from the Escrow Account equal to the portion of the Claim not objected to by such Seller (determined as a number of shares of RWB Stock equal to the quotient of the dollar amount of such undisputed portion of the Claim (multiplied by a 1.32 exchange rate) divided by the Fixed Stock Price. Upon receipt of such joint written instructions or such final and non-appealable order, as the case may be, the Escrow Agent shall release to Buyer such amount of the Escrow Property in the Escrow Account in accordance with such written instructions or final and non-appealable order.

(d) If Seller delivers to the Escrow Agent and Buyer a written notice (a “Cash Election Notice”) within ten (10) business days following both the Escrow Agent’s and such Seller’s receipt of an Escrow Notice, whereby Sellers elect to pay immediately available funds to such Buyer Indemnified Party (in lieu of Escrow Property) to satisfy such Claim, then Escrow Agent shall not release such Escrow Property in connection with such Escrow Notice, so long as Sellers make

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such cash payment in the amount of such Claim to Buyer Indemnified Party and provide evidence of such payment to Escrow Agent within five (5) business days after delivering the Cash Election Notice.

(e) If neither a Dispute Notice nor Cash Election Notice is received by Buyer and the Escrow Agent from Sellers within ten (10) business days after Buyer’s delivery of an Escrow Notice to the Escrow Agent and any Seller, then the entire amount set forth in the Claim shall be deemed valid, conclusive and binding upon Buyer and Sellers, and shall be satisfied by the Escrow Agent from the Escrow Property (or in part, if the Escrow Property is not sufficient to satisfy the Claim in full) on the next business day by return and release of such Escrow Property to Buyer of such number of shares of RWB Stock equal to the quotient of the dollar amount of such Claim identified in the Escrow Notice (multiplied by a 1.32 exchange rate) divided by the Fixed Stock Price.

b. Section 10.8 of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a) Earn-Out Holdback. Buyer shall be entitled to holdback 20% of each Earn-Out Payment, if any, payable to the Earn-Out Sellers for a Calculation Period during the Earn-Out Period (the “Earn-Out Holdback”), as partial security for Losses payable to a Buyer Indemnified Party pursuant to Article X. Subject to the limitations set forth in Article X (including the Basket, the Cap and Environmental Cap), Buyer shall be entitled to satisfy any resulting Losses payable to a Buyer Indemnified Party pursuant to Article X from the Earn-Out Holdback in accordance with clause (b) below. Following (i) the twelve (12) month anniversary of the Closing or (ii) the date of closure of the LUST Matter, whichever is later (the “Holdback Period”) (but no later than 10 business days thereafter), Buyer shall pay to the Earn-Out Sellers any remaining Earn-Out Holdback (that was not previously used as offset by Buyer to satisfy Losses in accordance with clause (b) below), less the estimated amount of any unresolved Claim made by a Buyer Indemnified Party in accordance with Article X prior to expiration of the Holdback Period, which amount may continue to be held by Buyer and applied for offset in accordance with clause (b) below through resolution of such Claim.

(b) Manner of Payment. Subject to the limitations set forth in this Article X (including the Basket, the Cap and Environmental Cap), any Losses payable to a Buyer Indemnified Party pursuant to this Article X shall be satisfied: (i) (A) from the RWB Stock (including shares of RWB Stock to be issued pursuant to the RWB Stock Issuance Right) whether at such time only existing as a contractual RWB Stock Issuance Right under this Agreement or RWB Stock actually held in escrow after issuance directly to the escrow agent pursuant to an applicable lockup escrow agreement or otherwise, (x) prior to the actual issuance of such RWB Stock in accordance with Section 2.2(e) or Section 2.4, as applicable, Buyer shall cancel such number of shares of RWB Stock that would be issued pursuant to the

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RWB Stock Issuance Right determined by dividing the amount of such Loss (multiplied by 1.32 exchange rate) by the Fixed Stock Price (provided such setoff of RWB Stock shall not exceed in the aggregate twenty percent (20%) of the RWB Stock issuable to Sellers under 2.2(e) plus the RWB Stock issuable to Sellers in connection with the Milestone Payment) or (y) after the actual issuance of such RWB Stock directly to the escrow agent in accordance with Section 2.2(e) or Section 2.4, by Buyer requesting return of such RWB Stock to Buyer from the applicable escrow account for cancellation by Buyer (the number of shares of RWB Stock to be returned shall equal the quotient of the dollar amount of such Loss (multiplied by a 1.32 exchange rate) divided by the Fixed Stock Price) (provided such setoff of RWB Stock shall not exceed in the aggregate twenty percent (20%) of the RWB Stock issued to Sellers under Section 2.2(e) plus the RWB Stock issuable to Sellers in connection with the Milestone Payment) and (B) from the Earn-Out Holdback; and (ii) to the extent the amount of Losses exceeds the RWB Stock and Earn-Out Holdback available to the Buyer Indemnified Party for setoff, then directly from the Sellers. Notwithstanding the foregoing, at Sellers’ option (subject to Sellers providing prompt notice of the same to the Buyer Indemnified Party), Sellers may pay immediately available funds to such Buyer Indemnified Party for such Losses in lieu of such Buyer Indemnified Party exercising its setoff rights against the RWB Stock or Earn-Out Holdback under this Section 10.8.

3. Amendments Relating to Pre-Closing Restructuring Transactions and Affiliates.

a. The parties acknowledge and agree that the Merger Agreement is hereby generally amended so that (i) references to the Pre-Closing Restructuring Transactions involving RetainCo shall now be references to Color Point, LLC, (ii) the Restructuring Transaction Documents shall be executed between the Company and Color Point, LLC, with Color Point, LLC taking assignment of such assets and assuming all Liabilities of the non-hemp related business and indemnifying the Company, Buyer and Buyer Indemnified Parties for all such Liabilities, and (iii) that such Restructuring Transaction Documents shall survive the transactions contemplated by the Merger Agreement and will inure to the benefit of the Company, Buyer and Buyer Indemnified Parties (as direct parties or third party beneficiaries) following the Closing.

b. Article VI of the Merger Agreement is hereby amended to add the following Section 6.12:

Section 6.12 Affiliate Transactions. Sellers and the Company represent, warrant and confirm that (i) any intercompany arrangements between the Company, on the one hand, and Color Point LLC or any of its affiliates, on the other hand, are terminated and of no further force or effect, except for that certain Transition Services Agreement dated as of October 23, 2019 between the Company and Color Point LLC and that Bill of Sale and Assignment dated July 1, 2019 between the Company and Color Point LLC and the Pre-Closing Restructuring Documents, which agreements

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will remain in effect and survive Closing, and (ii) notwithstanding the foregoing, any intercompany obligations, liabilities or amounts owed to or payable now or in the future by the Company to Color Point LLC or any of its affiliates have been discharged, satisfied, terminated and are of no further force and effect (excluding only Company obligations under the Transition Services Agreement that arise or relate solely to post-Closing operations of the Company). For clarity, such intercompany obligations, liabilities and amounts are Excluded Liabilities under this Agreement, subject to indemnification by Sellers under Article X.

c. The parties acknowledge and agree that in the event the State of Delaware delays or denies the effectiveness of the Merger due to the nature of Merger Sub, Real Estate Buyer or the Company’s business, the parties will use commercially reasonable efforts to re-domicile Merger Sub, Real Estate Buyer and the Company in the State of Illinois.

4. Amendments Relating to Additional Sellers.

a. Section 6.10 of the Merger Agreement is hereby amended and restated in its entirety as follows:

Additional Sellers. It is anticipated that Sellers may transfer a portion of their Company Capital Stock to each of their respective spouses, and the Company may issue shares to Bruce Daniel (“Mr. Daniel”) prior to Closing; provided that the portion of Company Capital Stock issued to Mr. Daniel shall be less than 10% in the aggregate. Sellers shall provide evidence of such transfer satisfactory to Buyer, and each of Grace VanWingerden, Dawn VanWingerden (collectively, the “Additional Sellers”), and Mr. Daniel shall execute a counterpart signature page to this Agreement, whereby he or she will agree to be bound by the terms, conditions and obligations herein and make the representations of Sellers herein as though an original party hereto, and Sellers shall update Schedule 4.4 to reflect such issuance of Company Capital Stock. Sellers contemplate that in connection with the transfer of Company Capital Stock to Mr. Daniel, prior to Closing, the Sellers will make a loan to Mr. Daniel (the “Daniel Loan”), which loan arrangement shall be documented in a form reasonably acceptable to Buyer and on the condition that such Daniel Loan must be paid in full at Closing.

b. Section 7.1 of the Merger Agreement is hereby amended by adding the following clauses (q) and (r):

(q) Payoff of Daniel Loan. The Daniel Loan shall be paid in full at Closing in accordance with a Letter of Direction in a form substantially the same as the attached. Such payoff of the Daniel Loan shall satisfy the Daniel Loan in full or shall otherwise be satisfactory to Buyer.

(r) Stock Valuation. Sellers and the Company shall have delivered to Buyer a valuation report with respect to the Company Capital Stock prepared by Blue and Co. in a form satisfactory to Buyer, provided, however, that Buyer’s acceptance of such valuation shall not (i) indicate Buyer’s acceptance of the conclusions stated therein, (ii) bind Buyer to file any Tax Returns in a manner consistent with such valuation or to defend such valuation in any Tax audit or similar proceeding (provided that Sellers, at their

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cost, may defend such valuation in a Tax Audit or similar proceeding), (iii) preclude Buyer from obtaining a separate valuation of the Company Capital Stock, or (iv) preclude Buyer from causing the Company to file Tax Returns (including amended Tax Returns for pre-Closing Tax periods) reflecting the conclusions in the separate valuation obtained by Buyer; provided that Buyer may only file or cause to be filed such amended returns in connection with a Tax Audit or similar proceeding, after Sellers have been provided a good faith opportunity to defend in good faith Blue and Co.'s valuation. Sellers agree to cooperate with Buyer and its Affiliates in the filing of any amended Tax Returns as required by this Section 7.1(r).

(s) Schedule with Respect To Taxes. Sellers shall have delivered a schedule of any Taxes payable by the Company and Mr. Daniel with respect to the Company’s stock issuance and any bonus payment made to Mr. Daniel under that certain Grant and Cash Bonus Agreement between the Company and Mr. Daniel in accordance with Section 9.9 of this Agreement in a form satisfactory to Buyer; provided, however, that Buyer’s acceptance of such schedule shall not indicate Buyer’s acceptance of the amounts stated therein or limit Buyer’s rights under Section 7.1(r).  At Closing, Sellers (including Mr. Daniel) shall deliver to Buyer a certificate (in form satisfactory to Buyer) certifying to Buyer and the Company that all Taxes indicated pursuant to such schedule have been paid in full prior to Closing.

c. The following Section 9.9 is hereby added to the Merger Agreement:

Section 9.9 Taxes on Payments to Mr. Daniel. The Sellers and Mr. Daniel are responsible for any and all Taxes (including, but not limited to any income Taxes, income Tax withholding and employment Taxes) relating to the Company’s stock issuance and any bonus payment made to Mr. Daniel under that certain Grant and Cash Bonus Agreement between the Company and Mr. Daniel. The Sellers and/or Mr. Daniel shall fund such Tax payments prior to or concurrent with the Closing (or, to the extent such funds provided by the Sellers and/or Mr. Daniel are insufficient, upon demand of Buyer), and shall also indemnify the Company and Buyer for all such Taxes (including, without limitation, any Taxes imposed as a result of any amended Tax Returns filed by the Company in compliance with Section 7.1(r)). The Sellers, Mr. Daniel, the Company, and the Buyer shall agree on the amount of such Taxes prior to the Closing, and the Sellers shall provide a schedule of such Tax calculations in a form satisfactory to Buyer in accordance

14

with Section 7.1(s) of this Agreement.

d. The following clause (iv) is added to Section 10.1(c) of the Merger Agreement:

and (iv) imposed on the Company with respect to any payments or stock issuances to Mr. Daniel described in this Agreement.

5. Amendments Relating to the LUST Matter.

The following Section 9.8 is hereby added to the Merger Agreement:

Sellers have informed Buyer that they do not anticipate needing to conduct further testing or remediation work at the Property after Closing in order to close the LUST Matter pursuant to Section 6.11. In the event that Sellers do require such access to the Property after Closing, Sellers will execute a customary access and indemnity agreement with Buyer and the Company in form reasonably acceptable to Buyer with respect to granting access for such further testing or remediation work to be conducted on the Property for closure of the LUST Matter.

6.  Schedule Updates. As of prior to Closing, immediately upon the Additional Sellers joining the Merger Agreement as contemplated by Section 6.10 of the Merger Agreement, Schedule 2.2, Schedule 3.2 and Schedule 4.4 of the Merger Agreement shall be deemed to be amended as provided in the attached amended disclosure schedules and Buyer hereby consents to such amendments pursuant to Section 6.5.

7.  Affirmation. This Amendment is to be read and construed with the Merger Agreement as constituting one and the same agreement. Except as specifically modified by this Amendment, all remaining provisions, terms and conditions of the Merger Agreement shall remain in full force and effect in accordance with their terms.

8.   Defined Terms. All terms not herein defined shall have the meanings ascribed to them in the Merger Agreement.

9.  Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Further, the parties agree that this Amendment may be executed and delivered by facsimile or e-mail transmission.

10.  Entire Agreement. This Amendment, together with the Merger Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be amended or waived except as set forth in writing.

[Signature Page to Follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 2 and Joinder to Agreement and Plane of Merger effective as of the date first written above.

BUYER: MICHICANN MEDICAL INC.

By: “Michael Marchese” Name: Michael Marchese Title: President

MERGER SUB: RWB ACQUISITION SUB, INC.

By: “Michael Marchese” Name: Michael Marchese Title: President

(Signature Page to Amendment No.2 to Agreement and Plan of Merger)

(Signature Page to Amendment No.2 to Agreement and Plan of Merger)

Schedule 2.2

Closing Distributions and Payments

For purposes of the cash payment payable pursuant to Section 2.2(b)(i):

Payee	$ Portion	Address	Wire Transfer Instructions
Arthur VanWingerden	$141,317.815	(REDACTED)	(REDACTED)
Kenneth VanWingerden	$141,317.815	(REDACTED)	(REDACTED)
Dawn VanWingerden	$141,317.815	(REDACTED)	(REDACTED)
Grace VanWingerden	$141,317.815	(REDACTED)	(REDACTED)
Bruce Daniel	$100,000.00	(REDACTED)	(REDACTED)

For other payments or RWB Stock issuances under the Merger Agreement:

Payee	Pro Rata Percentage	Address	Wire Transfer Instructions
Arthur VanWingerden	24.35%	(REDACTED)	(REDACTED)
Kenneth VanWingerden	24.35%	(REDACTED)	(REDACTED)
Dawn VanWingerden	24.35%	(REDACTED)	(REDACTED)
Grace VanWingerden	24.35%	(REDACTED)	(REDACTED)

Bruce Daniel	2.6%	(REDACTED)	(REDACTED)

This Schedule 2.2 is subject to that Letter of Direction to be delivered to Buyer by Arthur VanWingerden and Kenneth VanWingerden with respect to Bruce Daniel at or prior to Closing.

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made effective as of November 1, 2019, by and among Michicann Medical Inc., Mid-American Growers, Inc., RWB Acquisition Sub, Inc. and Arthur VanWingerden and Ken VanWingerden, the sellers.

BACKGROUND

WHEREAS, the parties entered into that certain Agreement and Plan of Merger, dated as of October 9, 2019 (as amended, the “Merger Agreement”); and

WHEREAS, the parties desire to amend certain terms and conditions of the Merger Agreement as set forth herein in accordance with the terms of Section 11.4 of the Merger Agreement.

NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1. Amendments to the Merger Agreement.

a. Section 2.2(a) of the Merger Agreement is hereby deleted and replaced by the following:

“(i) Within two (2) Business Days of execution of this Agreement, Buyer shall pay to Sellers a cash payment equal to $5,000,000 and (ii) on or around November 1, 2019, Buyer shall pay to Sellers a cash payment equal to $3,000,000 (together, the payments under clauses (i) and (ii), the “Deposit”), which Deposit shall be applied toward the Aggregate Purchase Price at Closing, or should the Closing not occur and this Agreement is terminated, such Deposit shall be fully refundable to Buyer by Sellers in accordance with Section 8.3.”

b. Section 8.1(d) of the Merger Agreement is hereby amended by replacing the date “October 31, 2019” with the date “December 31, 2019.”

2. Affirmation. This Amendment is to be read and construed with the Merger Agreement as constituting one and the same agreement. Except as specifically modified by this Amendment, all remaining provisions, terms and conditions of the Merger Agreement shall remain in full force and effect in accordance with their terms. The parties acknowledge that Buyer previously paid to Sellers the $5,000,000 portion of the Deposit referenced above.

3. Defined Terms. All terms not herein defined shall have the meanings ascribed to them in the Merger Agreement.

4. Counterparts. This Amendment may be executed in one or more counterparts, each of

1

which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Further, the parties agree that this Amendment may be executed and delivered by facsimile or e-mail transmission.

5. Entire Agreement. This Amendment, together with the Merger Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be amended or waived except as set forth in writing.

[Signature Page to Follow]

2

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No.1 effective as of the date first written above.

3

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No.1 effective as of the date first written above.

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EXECUTION VERSION

________________________________________________________________

AGREEMENT AND PLAN OF MERGER

by and among

MICHICANN MEDICAL INC.,

MID-AMERICAN GROWERS, INC.,

RWB ACQUISITION SUB, INC.,

and T

HE SELLERS PARTY HERETO

October 9, 2019

________________________________________________________________

i

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB  28

EXHIBITS AND SCHEDULES
Exhibits:
Exhibit A	Pre-Closing Restructuring Transactions
Exhibit B	Form of Real Estate Purchase Agreement
Schedules:
Schedule 2.2	Closing Distributions and Payments
Schedule 2.6	Third Party Consents
Schedule 3.2	Title to Company Capital Stock
Schedule 3.3	Noncontravention
Schedule 4.2	Organization and Qualification of the Company
Schedule 4.3	Noncontravention
Schedule 4.4	Capitalization; Title to Company Capital Stock
Schedule 4.5	Absence of Certain Developments
Schedule 4.6	Compliance with Applicable Laws
Schedule 4.7	Financial Statements
Schedule 4.7(e)	Indebtedness
Schedule 4.8	Assets
Schedule 4.9	Taxes
Schedule 4.9(j)	Tax Returns
Schedule 4.10	Contracts
Schedule 4.11	Real Property
Schedule 4.12	Litigation
Schedule 4.13	Intellectual Property
Schedule 4.14	Insurance Policies
Schedule 4.15	Licenses and Permits
Schedule 4.16	Welfare and Benefit Plans
Schedule 4.17	Health, Safety and Environment
Schedule 4.18	Employees
Schedule 4.19	Affiliate Transactions
Schedule 4.21	Broker Fees
Schedule 5.4	Capitalization
Schedule 5.6	Compliance with Applicable Laws
Schedule 5.7	Financial Statements
Schedule 10.1(g)	Specific Indemnity Items

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of October 9, 2019, by and among Mid-American Growers, Inc., a Delaware corporation (the “Company”), Michicann Medical Inc. (“Buyer” or “Michicann”), RWB Acquisition Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Buyer (“Merger Sub”), and each of Arthur VanWingerden and Ken VanWingerden (each a “Seller” and together, the “Sellers”).

PREAMBLE

WHEREAS, Sellers own all of the issued and outstanding Equity Interests of the Company.

WHEREAS, the Company is engaged in the business in the State of Illinois of large scale outdoor farming and indoor greenhouse cultivation facilities, including hemp cultivation and processing (the “Business”).

WHEREAS, prior to the Closing Date, the Company and Sellers entered into various restructuring transactions as more fully described on Exhibit A attached hereto (the “Pre-Closing Restructuring Transactions”), whereby Sellers caused the Company to transfer and assign certain assets of the Company to a newly formed subsidiary of the Company (“RetainCo”), caused RetainCo to assume and accept, certain assets and Liabilities of the Business, and caused the Company to distribute all of the equity interest in RetainCo to Sellers and Sellers caused the transfer of certain other assets used in the Business to the Company.

WHEREAS, Buyer, Sellers and the Company intend to effect a merger of Merger Sub with and into the Company upon the terms and conditions set forth in this Agreement and in accordance with the Delaware Corporation Law (the “Merger”).  Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Buyer.

WHEREAS, the boards of directors (or equivalent governing body) of the Company, Buyer, and Merger Sub have approved this Agreement and the Merger.

WHEREAS, the board of directors of the Company has declared that it is advisable that this Agreement and the transactions contemplated hereby be adopted and approved by Sellers in their capacity as the stockholders of the Company.

WHEREAS, the board of directors of Merger Sub has determined that it is advisable that this Agreement and the transactions contemplated hereby be adopted and approved by Buyer in its capacity as the sole stockholder of Merger Sub. Merger Sub and the Company are hereinafter sometimes referred to collectively as the “Constituent Corporations.”

WHEREAS, the authorized Equity Interests of the Company consists of 1,000 shares of common stock, par value $5.00 per share (the “Company Capital Stock”).

WHEREAS, the authorized capital stock of Merger Sub consists of 5,000 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”), 100 of which are issued and outstanding and owned by Buyer.

NOW, THEREFORE, in consideration of the mutual covenants of the parties hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I.

THE MERGER

1.1. The Merger. On and subject to the terms and conditions contained herein, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company being the surviving corporation in the Merger (the Company, as the surviving corporation after the Merger, is sometimes referred to herein as the “Surviving Corporation”).

(a) Consummation of the Merger.  On the Closing Date, subject to satisfaction or waiver of the conditions specified in ARTICLE VII hereof, the Company and Merger Sub shall, and Buyer shall cause Merger Sub to execute a certificate of merger (the “Certificate of Merger”) in accordance with the relevant provisions of Delaware Corporation Law and cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware. The Merger shall be effective at such time as may be specified in the Certificate of Merger by mutual agreement of Merger Sub and the Company (the “Effective Time”).

(b) Effect of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of Delaware Corporation Law.  Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

(c) Articles of Incorporation. At the Effective Time, the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law; provided that the name of the corporation set forth therein shall be changed to the name of the Company.

(d) By Laws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended with the terms thereof or as provided by applicable Law; provided that the name of the corporation set forth therein shall be changed to the name of the Company.

(e) Directors. The directors of Merger Sub, as of the Effective Time, shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation or until their earlier resignation or removal or as otherwise provided by applicable Law.

(f) Officers. The officers of Merger Sub, as of the Effective Time, shall be the officers of the Surviving Corporation until their successors are duly elected and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation or until their earlier resignation or removal or as otherwise provided by applicable Law.

(g) Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in Law or any other acts are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation the title to any property or right of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger or to otherwise carry out the purposes of this Agreement or effect the Merger, the Surviving Corporation and its officers and directors shall execute and deliver all such deeds, assignments and assurances in Law and do all acts necessary, desirable or proper to vest, perfect or confirm title to such property or right in the Surviving Corporation, and the officers and directors of the Constituent Corporations and the officers and directors of the Surviving Corporation are fully authorized in the name of the Constituent Corporations or otherwise to take any and all such action solely for the purposes set forth in this Section 1.1(g).

1.2. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of any of the securities described below:

(a) Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Except as otherwise provided herein, the Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares of Company Capital Stock cancelled pursuant to Section 1.2(c)) and (y) Dissenting Shares) shall be converted into the right to receive, upon delivery and surrender of the Certificates formerly representing the issued and outstanding Company Capital Stock, the Estimated Merger Consideration (subject to Sections 2.2, 2.3 and 2.4), and such share of Company Capital Stock after such conversion shall automatically be cancelled and retired and shall cease to exist.

(c) Each share of Company Capital Stock held in the treasury of the Company and each share of Company Capital Stock owned or held, directly or indirectly, by the Company immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist without any conversion thereof and no payment of cash or any other consideration or distribution shall be made with respect thereto.

(d) As of the Effective Time, each holder of a certificate representing a share of Company Capital Stock (each such certificate, a “Certificate”) (other than a Certificate representing Dissenting Shares, the treatment of which is addressed in Section 1.3) shall cease to have any rights with respect thereto and any shares of Company Capital Stock that were represented thereby prior to the Effective Time, except the right to receive, upon surrender of such Certificate, a portion, without interest, in accordance with this Agreement, of the Estimated Merger Consideration (subject to Sections 2.2, 2.3 and 2.4). Surrendered Certificates shall forthwith be cancelled by the Surviving Corporation.

(e) None of the Surviving Corporation, Buyer, or Merger Sub shall be liable to any Person in respect of amounts paid to a public official to the extent required under any applicable abandoned property, escheat or similar Law.

1.3. Dissenters’ Rights.

(a) Each issued and outstanding share of Company Capital Stock that is held by a Person who has not voted in favor of the Merger or consented thereto in writing or executed an enforceable waiver of dissenters’ rights to the extent permitted by applicable Law and, in the case of any Person required to have exercised dissenters’ rights under Section 262 of the Delaware Corporation Law as of the Effective Time of the Merger in order to preserve such rights, with respect to which dissenters’ rights under the Delaware Corporation Law have been properly exercised, shall not be converted into the right to receive any portion of the Estimated Merger Consideration and shall be converted into the right to receive payment from the Surviving Corporation with respect thereto as provided by the Delaware Corporation Law, unless and until the holder of any such share shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the Delaware Corporation Law, in which case such share shall thereupon be deemed, as of the Effective Time, to have been cancelled and retired and to have ceased to exist and been converted into the right to receive, upon surrender of such Certificate, a portion, without interest, in accordance with this Agreement, of the Estimated Merger Consideration. From and after the Effective Time, no stockholder who has demanded dissenters’ rights shall be entitled to vote his, her or its shares of Company Capital Stock for any purpose or to receive payment of dividends or other distributions on his, her or its shares (except dividends or other distributions payable to stockholders of record at a date prior to the Effective Time, or dividends that accrued thereon prior to the Effective Time). Any shares of Company Capital Stock for which dissenters’ rights have been properly exercised, and not subsequently withdrawn, lost or not perfected, are referred to herein as “Dissenting Shares.”

(b) The Company shall give Buyer (a) prompt notice and a copy of any Company stockholder’s demand for payment or objection to the Merger, of any request to withdraw a demand for payment and of any other instrument delivered to it pursuant to Delaware Corporation Law and (b) the opportunity to direct all negotiations and proceedings with respect to such demands, objections and requests. Except with the prior written consent of Buyer, the Company shall not make any payment with respect to any such demands, objections and requests and shall not settle (or offer to settle) any such demands, objections and requests or approve any withdrawal of the same.

1.4. Estimated Closing Statement. Sellers shall deliver to Buyer, at least three (3) business days prior to the Closing Date, a statement (the “Estimated Closing Statement”) setting forth its calculation of (i) the estimated Net Working Capital of the Company as of the Adjustment Calculation Time (the “Estimated Net Working Capital”), (ii) the estimated Seller Transaction Expenses (the “Estimated Seller Transaction Expenses”) and (iii) the resulting calculation of the Estimated Merger Consideration. The Estimated Closing Statement shall have been prepared in accordance with GAAP, and in good faith in accordance with the terms of this Agreement and shall be reasonably satisfactory to Buyer. Buyer and its representatives shall have been given reasonable access to the books and records of the Company relating to the Estimated Closing Statement.

1.5. Purchase Price. The aggregate purchase price for the Company Capital Stock (the “Aggregate Purchase Price”) is the Estimated Merger Consideration, subject to Sections 2.2, 2.3 and 2.4.

ARTICLE II.

CLOSING; PAYMENT OF CONSIDERATION; CLOSING DELIVERABLES

2.1. Closing. Subject to the conditions set forth herein, the consummation of the transactions that are the subject of this Agreement (the “Closing”) shall occur at the offices of Honigman LLP, 660 Woodward Avenue, 2290 First National Building, Detroit, Michigan 48226, or at such other place as Buyer and Sellers may mutually agree upon in writing, or remotely by mail, facsimile, e-mail and/or wire transfer, in each case to the extent acceptable to the parties hereto, at 10:00 a.m., Detroit time, on the second business day after satisfaction of the conditions set forth in Article VI (other than those to be satisfied at the Closing, but subject to their satisfaction or waiver at the Closing). The date on which the Closing is to occur is herein referred to as the “Closing Date.” Regardless of the actual time of the Closing, except as otherwise expressly provided herein, for tax and accounting purposes, the Closing shall be deemed effective as of close of the day immediately preceding the Closing Date (the “Tax Effective Time”).

2.2. Aggregate Purchase Price Distributions and Payments.

(a) Within two (2) Business Days of execution of this Agreement, Buyer shall pay to Sellers a cash payment equal to $5,000,000 (the “Deposit”), which Deposit shall be applied toward the Aggregate Purchase Price at Closing, or should the Closing not occur and this Agreement is terminated, such Deposit shall be fully refundable to Buyer by Sellers in accordance with Section 8.3.

(b) At the Closing, Sellers shall deliver and surrender to Buyer (or to Buyer’s agent) the Certificates formerly representing the issued and outstanding Company Capital Stock.

(c) At the Closing, Buyer shall deliver to the applicable party listed below the following:

(i) to Sellers, a cash payment equal to the Estimated Merger Consideration, minus the Deposit, minus the Post-Closing Cash Consideration by wire transfer of immediately available funds to the account or accounts designated by Sellers on Schedule 2.2; and

(ii) At Buyer’s election, Buyer shall cause the refinancing of the Specified Indebtedness in connection with the Closing (or, if permissible, the parties shall cause the Company shall to retain the Specified Indebtedness at the Closing, in either case, Specified Indebtedness shall be deemed paid by Buyer as a result of such refinancing or assumption; and

(iii) Buyer shall pay, or cause to be paid, on behalf of Sellers, the Estimated Seller Transaction Expenses by wire transfer of immediately available funds as directed by Sellers.

(iv) Buyer will deliver to Sellers the Stock Consideration (which will equal the right to receive 19,800,000 shares of RWB Stock, pursuant to an instrument(s) reasonably and mutually acceptable to the Parties, which will provide for the actual issuance of RWB Stock on or after January 1, 2020 (the “RWB Stock Issuance Right”), subject to and following completion of the RTO, by depositing such RWB Stock Issuance Right into an escrow account subject and pursuant to the Lock-Up Escrow Agreement, and following the Closing, the RWB Stock Issuance Right, and any RWB Stock issued pursuant to the RWB Stock Issuance Right) will be released to Sellers pursuant to and in accordance with the distribution schedule set forth in the Lock-Up Escrow Agreement, with such legends as may be required by applicable securities laws. The RWB Stock Issuance Right will be reduced by the number of shares of RWB Stock issued to Anne Hyde as Consulting Shares.

(d) Additional Cash Payment. On the date that is thirty (30) days following the Closing Date, Buyer shall deliver to Sellers, a cash payment equal to the Post-Closing Cash Consideration by wire transfer of immediately available funds to the account or accounts designated by Sellers on Schedule 2.2.

2.3. Post-Closing Cash Adjustments.

(a) Final Closing Statement. As soon as practicable (but not later than one hundred twenty (120) days) following the Closing Date, Buyer shall prepare and deliver to Sellers a statement (the “Closing Statement”) setting forth its calculation of (i) the Net Working Capital of the Company as of the Adjustment Calculation Time (the “Final Net Working Capital”), and

(ii) the Seller Transaction Expenses (the “Final Seller Transaction Expenses”), along with the portion of such expenses attributable to the Company (the “Final Seller Transaction Expenses”) and (iv) the resulting calculation of the Final Merger Consideration. The Closing Statement shall be prepared in accordance with GAAP.

(b) Protest Notice. Within thirty (30) days following delivery of the Closing Statement, Sellers may deliver written notice (the “Closing Statement Protest Notice”) to Buyer of any disagreement that Sellers may have as to any amount included in or omitted from the Closing Statement. Such Closing Statement Protest Notice shall set forth in reasonable detail the basis of such disagreement together with the amount(s) in dispute. The failure of Sellers to deliver such Closing Statement Protest Notice within the prescribed time period will constitute Sellers’ acceptance of the Closing Statement as determined by Buyer and shall be deemed final and binding upon the parties hereto. Sellers and their representatives shall be given reasonable access to the books and records relating to the Closing Statement for the purpose of verifying the Closing Statement and Buyer shall use commercially reasonable efforts to make its financial staff and advisors (with respect to the Business) available to Sellers and their accountants and other representatives upon written request, and upon reasonable advance notice and during normal business hours during the review by them of the Closing Statement and the calculation of the Final Net Working Capital and Final Seller Transaction Expenses and the resolution by Buyer and Sellers of any objections thereto.

(c) Resolution of Protest. If Buyer and Sellers are unable to resolve any disagreement as to any amount included in or omitted from the Closing Statement within fifteen (15) days following Buyer’s receipt of the Closing Statement Protest Notice, then the amounts in dispute will be promptly referred to a nationally or regionally recognized firm of independent certified public accountants as mutually agreed upon by Buyer and Sellers (the “Accountants”) for final arbitration, to take place within forty-five (45) days after submitting the matter to the Accountants, which arbitration shall be final and binding on the parties hereto. The Accountants shall act as an arbitrator to determine, based solely on presentations by Buyer and Sellers, and not by independent review, only those amounts still in dispute. With respect to its determination of each disputed item, the Accountants will exercise its discretion independently to resolve only the disputed items submitted to it within the range of differences between Buyer and Sellers. Buyer and Sellers agree to execute, if requested by the Accountants, a reasonable engagement letter. The fees and expenses of the Accountants shall be paid by Sellers, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Sellers or Buyer, respectively, bears to the aggregate amount actually contested by Sellers and Buyer. The term “Final Closing Statement,” as used in this Agreement, shall mean the definitive Closing Statement accepted by Sellers or agreed to by Sellers and Buyer in accordance with Section 2.3(b) or the definitive Final Closing Statement resulting from the determinations made by the Accountants in accordance with this Section 2.3(c) (in addition to those items theretofore accepted by Sellers or agreed to by Sellers).

(d) Payment. Within five (5) days of the determination of the Final Closing Statement:

(i) if the Final Merger Consideration as set forth on the Final Closing Statement is less than the Estimated Merger Consideration, Buyer and Sellers agree that the amount of such shortfall (the “Merger Shortfall Amount”) shall be paid by Sellers to Buyer by wire transfer of immediately available funds to the account(s) designated by Buyer; and

(ii) if the Final Merger Consideration as set forth on the Final Closing Statement is greater than the Estimated Merger Consideration, Buyer and Sellers agree that the amount of such excess (the “Merger Excess Amount”) shall be paid by Buyer to Sellers by wire transfer of immediately available funds to the account(s) designated by Sellers.

2.4. Consulting Payment.

(a) Subject to the terms and conditions set forth in the Consulting Agreement and this Section 2.4, following the Closing, a to-be-formed company directly owned by Sellers and certain other individuals acceptable to Buyer (provided that such each such individual is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the U.S. securities laws and each executes a certificate or other document pursuant to which such individual makes similar “Investment” representations as Sellers) (“Consulting Affiliate”) shall be eligible to receive 3,960,000 shares of RWB Stock, which is an aggregate number of shares of RWB Stock equal to the quotient of $15,000,000, multiplied by a 1.32 exchange rate) divided by the Fixed Stock Price, subject to satisfying the Milestones set forth in the Consulting Agreement (the “Consulting Payment”). The Consulting Payment, if any, shall be calculated as set forth in this Section 2.4.

(b) If the Milestones are satisfied, then Buyer shall make the Consulting Payment to Consulting Affiliate, subject to the terms of a Lock-Up Escrow Agreement; provided that the Consulting Payment will be made only in the form of whole shares and any fractional shares shall be rounded down to the nearest whole share.

(c) Subject to the terms of this Section 2.4, the issuance of the RWB Stock for the Consulting Payment shall occur as soon as reasonably practicable (subject to compliance with the requirements and procedures under applicable law) after satisfaction of the Milestones in accordance with this Section 2.4 and the Consulting Agreement.

(d) The right of Consulting Affiliate to receive any portion of the Consulting Payment (i) is solely a contractual right and is not a security for purposes of any federal or state securities Laws (and shall confer upon Sellers and Consulting Affiliate only the rights of a general unsecured creditor under applicable state Law), (ii) will not be represented by any form of certificate or instrument, (iii) does not give Sellers and Consulting Affiliate any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of Buyer’s equity securities, (iv) is not redeemable and (v) may not be sold, assigned, pledged, gifted, conveyed, transferred or otherwise disposed of (a “Transfer”), except by operation of Law (and any Transfer in violation of this Section 2.4(d) shall be null and void).

2.5. Tax Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer (or its designee) and the Company shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer or the Company, as applicable, is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. If Buyer determines that Tax withholding is required pursuant to this Section 2.5, Buyer shall provide notice thereof to Sellers reasonably promptly following such determination. To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. Buyer shall cooperate with any reasonable request from the Sellers to avoid or minimize any Tax withholding from the cash consideration payable pursuant to this Agreement; provided that Sellers shall reimburse Buyer for any reasonable expenses actually incurred by Buyer in providing such cooperation to the extent such cooperation is not otherwise contemplated by Buyer's covenants or deliveries hereunder.

2.6. Closing Deliveries of Sellers. At the Closing, Sellers will execute and deliver or cause to be executed and delivered, as applicable, to Buyer:

(a) Specified Indebtedness. Evidence that the Specified Indebtedness has been assumed by the Company to the satisfaction of Buyer or a payoff letter from the holder of the Specified Indebtedness for purposes of Buyer’s refinancing of such Specified Indebtedness, which in either case, includes evidence of the release or discharge of such financing statements and other Liens on or against or affecting the Company Capital Stock, the Company and any assets of the Business in connection with such Specified Indebtedness, in form and substance satisfactory to Buyer;

(b) Other Payoff Letters and Lien Discharges. A payoff letter from each holder of Indebtedness of the Company or by which the Company’s assets or properties or Company Capital Stock are affected or bound (other than the Specified Indebtedness and the Hemp

Operations Payable), indicating that upon payment of a specified amount such holder such Indebtedness shall be paid in full and all security interests and Liens shall be release, including the filing of Uniform Commercial Code Termination Statements, or such other documents or endorsements necessary to release of record the security interests of all such holders, and evidence of the release or discharge of such financing statements and or other Liens of such holders, in form and substance satisfactory to Buyer;

(c) Lien Discharges. Evidence of the release or discharge of all Liens on or against or affecting the Company Capital Stock (including Liens on or against Sellers), the Company and on any assets of the Business, in form and substance satisfactory to Buyer;

(d) Resolutions. Certified copies of the resolutions of the board of directors (or equivalent governing body) and the Sellers approving the transactions contemplated by this Agreement and the Transaction Documents;

(e) Officer’s Certificate. A certificate executed by Sellers to the effect that on and as of the Closing Date: (i) the certificate of incorporation and bylaws (or similar organizational document) of the Company delivered to Buyer are true and correct; and (ii) the resolutions delivered to Buyer of the board and the Sellers of the Company approving the transactions contemplated by this Agreement and the Transaction Documents are in full force and effect;

(f) Good Standing Certificates. Certificates of each state of the United States where the Company is qualified to do business providing that the Company is in good standing in such state;

(g) Third Party Consents. Copies of all consents and approvals of any Person (including Governmental Authorities (as defined in Section 3.3), whether federal, state or local) necessary to the consummation of the Closing and which are identified on Schedule 2.6(g), in form and substance satisfactory to Buyer;

(h) Consulting Agreement. That certain Consulting Agreement by and between the Company (or other Buyer designee) and Consulting Affiliate in form satisfactory to Buyer, pursuant to which Consulting Affiliate will assist the Company (or other Buyer designee) in obtaining a cannabis production license issued by the State of Illinois Department of Agriculture and such other applicable regulatory authorities (acceptable to Buyer) and Consulting Affiliate will be entitled to receive the Consulting Payment as contemplated by this Agreement upon satisfaction of certain milestones set forth in the Consulting Agreement with respect to the procurement of such license (the “Milestones”).

(i) Lock-Up Escrow Agreements. Those certain escrow agreements executed by the Sellers in form mutually agreeable to Buyer and Sellers (the “Lock-Up Escrow Agreements”), pursuant to which Sellers will agree not to sell, transfer or dispose of the shares of RWB Stock received hereunder (whether directly or pursuant to the RWB Stock Issuance Right) for a certain lock-up period (which will require full lock-up of all RWB Stock in escrow for a minimum six-month period after Closing during which Sellers may not sell, transfer or otherwise dispose of any RWB Stock and subject to certain other conditions, and which will require full lockup in escrow of 20% of the RWB Stock for the later of 12 months following Closing or the date of closure of the LUST Matter in accordance with this Agreement) with partial release of such RWB Stock from the escrow account to Sellers at a rate of 7% per month of the aggregate number of shares of RWB Stock issued to Sellers hereunder, with such legends as required by applicable securities law.

(j) License Agreements. To the extent such Intellectual Property is not owned by or transferred to the Company through the Pre-Closing Restructuring Transactions prior to Closing, those certain License Agreements executed by the Sellers (or other applicable parties) in form satisfactory to Buyer (the “License Agreements”), pursuant to which the Company will receive a royalty-free, perpetual license to certain Intellectual Property.

(k) Transition Documents. A transaction services agreement executed by the Sellers (and any applicable Affiliates) in form satisfactory to Buyer, and such other documents and instruments to be delivered by Sellers at or prior to the Closing pursuant to this Agreement as necessary to address the existing intercompany/affiliate arrangements with the Company, which may include termination agreements, assignment agreements, transition services agreements or such other documents as Buyer may request.

(l) Bulk Sale Release. Sellers shall deliver to Buyer a release letter or certificate for the Owned Real Property from the Illinois Department of Revenue stating that no assessed but unpaid tax penalties or interest are due under Section 9-902(d) of the Illinois Income Tax Act, as amended, or 35 ILCS 120/5j of the Illinois Compiled Statutes, as amended; and (ii) a letter of clearance for the Owned Real Property from the State of Illinois Department of Employment Security stating that no assessed but unpaid tax penalties or interest are due under Section 2600 of the Illinois Unemployment Insurance Act (820 ILCS 405/2600), as amended (the release letters and clearances referred to in (i) – (ii) above are referred to collectively as the “Bulk Sale Releases” and individually as a “Bulk Sale Release”).

(m) Affidavits for Title Company. Sellers (and the Company) shall execute and deliver to the title company such affidavits with respect to the Owned Real Property as the title company shall require in order to delete from its title insurance policies those of the so-called “standard exceptions” that are removable by affidavit.

(n) Non-Foreign Person Affidavit. Sellers (and the Company) shall execute and deliver to Buyer (and Real Estate Buyer) a non-foreign person affidavit or a qualifying statement sufficient in form and substance to relieve Buyer of any and all obligation to deduct, withhold or pay any amount of tax pursuant to Section 1445 of the Code.

(o) Title Commitment. Seller shall cause the Title Company (as defined in the Real Estate Purchase Agreement) to provide Buyer with the proforma or marked-up title commitment as required under this Agreement.

(p) Other Documents. All other previously undelivered documents, instruments or writings required to be delivered by the Sellers to Buyer at or prior to the Closing pursuant to this Agreement and such other documents and instruments as Buyer or its counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.

All documents delivered to Buyer shall be in form and substance reasonably satisfactory to Buyer and its counsel.

2.7. Closing Deliveries of Buyer and Merger Sub. At the Closing, Buyer and Merger Sub will execute and deliver or cause to be executed and delivered to the Sellers simultaneously with delivery of the items referred to in Section 2.6 above:

(a) Resolutions. Certified copies of the resolutions of the board of directors (or equivalent governing body) of Buyer and the board of directors (or equivalent governing body) and equity holders of Merger Sub approving the transactions contemplated by this Agreement and the Transaction Documents;

(b) Other Documents. All other previously undelivered documents, instruments or writings required to be delivered by Buyer to Sellers at or prior to the Closing pursuant to this Agreement and such other documents and instruments as Sellers’ counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, severally and not jointly, represents and warrants to Buyer and Merger Sub as to itself only, as of the date of this Agreement and as of the Closing Date, as follows:

3.1. Authority. Each Seller has full power, right and authority to enter into and perform such Seller’s obligations under this Agreement and each of the Transaction Documents to which such Seller is a party. This Agreement and each of the Transaction Documents to which such Seller is a party has been duly executed and delivered by such Seller, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the valid and legally binding obligation of such Seller and are enforceable against such Seller in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

3.2. Title to Company Capital Stock. Sellers own of record and beneficially all of the Company Capital Stock, and Sellers have good and marketable title to the Company Capital Stock, free and clear of all Liens. Neither Seller is a party to (a) any option, warrant, purchase right or other contract or commitment (other than this Agreement) that could require such Seller to sell, transfer or otherwise dispose of any Company Capital Stock or (b) any voting trust, proxy, or other agreement or understanding with respect to the voting of any Company Capital Stock. Other than the Company Capital Stock set forth opposite such Seller’s name on Schedule 3.2, Seller owns no other Company Capital Stock of, securities, instruments or rights convertible into Company Capital Stock or options, warrants or other rights to acquire Company Capital Stock.

3.3. Noncontravention. Except as set forth on Schedule 3.3, the execution, delivery and performance by each Seller of this Agreement and the Transaction Documents to which such Seller is a party and the consummation of the transactions contemplated hereby or thereby will not, or would not: (a) violate or conflict with or result in a breach of or default under any provision of any law, statute, rule, regulation, order, permit, by law, enactment, ordinance, directive, judgment, injunction, decree or other decision of any Governmental Authority (each a “Law” and, collectively, “Laws”), in each case applicable to such Seller; (b) constitute (with or without due notice or lapse of time or both) a default under or an event which would give rise to any right of notice, modification, acceleration payment or cancellation under or permit any party to terminate under any material contract, agreement, indenture, mortgage, note, bond, license or other instrument or obligation of such Seller or by which the assets of such Seller may be bound or subject; (c) result in the creation or imposition of any Lien upon any of the Company Capital Stock or any other assets of the Business; or (d) require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any court, arbitral body, administrative or governmental body, department, commission, board, agency or instrumentality, legislative, executive or regulatory authority or agency (whether foreign or domestic) (each, a “Governmental Authority”) or other Person.

3.4. Litigation. There is no claim, action, cause of action or suit (whether in contract, tort, eminent domain, or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, grievance, arbitration, investigation, hearing, charge, complaint, demand, notice, audit, inquiry, notice of violation, order, or other proceeding (each a “Proceeding” and, collectively “Proceedings”) pending or, to each Seller’s knowledge, threatened against or affecting such Seller in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby

3.5. Investment. Each Seller, for itself and as the equity owner of Consulting Affiliate, represents and warrants that it is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the U.S. securities laws. Each Seller, for itself and as the equity owners of Consulting Affiliate, is acquiring the RWB Stock and RWB Stock Issuance Right for its own account for investment only, and not with a view to distribution or resale thereof and does not presently have any contract, agreement or arrangement with any Person to sell or transfer such RWB Stock or RWB Stock Issuance Right. Sellers acknowledge that the RWB Stock to be issued under this Agreement has not been, and will not be, registered under U.S. securities law, by reason of a specific exemption from the registration provisions of U.S. securities law, which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Sellers’ representations as expressed herein. Except for the representations specifically set forth in this Agreement by Buyer, Sellers acknowledge that no officer or other representative of Buyer or RWB, nor any other person or entity has made any representations of any kind or nature to induce Sellers to enter into this Agreement and that Sellers are relying solely on the representations in this Agreement and the publicly available information regarding RWB that Sellers have determined was useful in acquiring the RWB Stock and RWB Stock Issuance Right. Each Seller’s residence and Consulting Affiliate’s principal place of business (which shall be deemed its residence) is in the State of Kentucky.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Sellers, jointly and severally, represent and warrant to Buyer and Merger Sub, as of the date of this Agreement and as of the Closing Date, as follows:

4.1. Authority. The Company has full corporate power, right and authority to, enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement and each of the Transaction Documents to which the Company is a party have been duly and properly authorized by the Company by all requisite action in accordance with applicable law and with the Charter Documents of the Company. This Agreement and each of the Transaction Documents to which the Company is a party have been duly executed and delivered by the Company, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the valid and legally binding obligations of the Company and are enforceable against the Company in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exception.

4.2. Organization and Qualification of the Company. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority to carry on its business as now being conducted and as currently proposed to be conducted and to own, lease or otherwise hold the properties and assets it now owns, leases or otherwise holds. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in the State of Illinois and, as applicable, in each of the other jurisdictions listed on Schedule 4.2, and there are no other jurisdictions in which the conduct of the Company’s business or the ownership or lease of its assets requires such qualification under applicable law. The Company has no Subsidiaries. Complete and correct copies of the Charter Documents of the Company and all amendments thereto to date, certified (as applicable) by the Secretary of State of Illinois have been delivered to Buyer and will not be modified or amended prior to the Closing. Schedule 4.2 sets forth a list of all of the officers and directors (or similar persons) of the Company.

4.3. Noncontravention. Except as set forth on Schedule 4.3, the execution, delivery and performance by the Company and Sellers of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby or thereby will not, or would not: (a) except with respect to federal Laws related to cannabis (other than Section 280E of the Code), violate or conflict with or result in a breach of or default under any provision of any Law, which is applicable to the Company or by which any of the Company Capital Stock are bound; (b) violate or conflict with or constitute a default under the Charter Documents of the Company; (c) constitute (with or without due notice or lapse of time or both) a material default under or an event which would give rise to any right of notice, modification, acceleration payment or cancellation under or permit any party to terminate any material Contract, Permit, agreement, indenture, mortgage, note, bond, license or other instrument or obligation of the Company or by which the assets of the Company may be bound or subject; (d) result in the creation or imposition of any Lien upon any of the Company Capital Stock or any assets of the Company; or (e) require any authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any

Governmental Authority or other Person, except in the case of clause (c) above, for the failure to obtain any such authorization, consent, order, approval, filing, registration, exemption or other action or to furnish any required notice.

4.4. Capitalization; Title to Company Capital Stock.

(a) The authorized issued and outstanding Company Capital Stock, the holders of such Company Capital Stock and the address of each such holder are set forth on Schedule 4.4. All of the issued and outstanding Company Capital Stock have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record and owned beneficially by Sellers, free and clear of all Liens, and are not subject to, nor issued in violation of, any preemptive rights, rights of first refusal, co-sale or participation right, preemptive right, subscription right or any other similar right. The Company has not violated any securities Laws in connection with the offer, sale or issuance of the Company Capital Stock. There are no declared or accrued but unpaid dividends with respect to any of the Company Capital Stock.

(b) There are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities or contracts or obligations of any kind (contingent or otherwise) to which the Company is a party or by which it is bound obligating the Company, directly or indirectly, to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity interests of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, contract or obligation. There are no outstanding obligations of the Company (contingent or otherwise) to repurchase, redeem or otherwise acquire, directly or indirectly, any equity interests (or options or warrants to acquire any such equity interests) of the Company, and there are no outstanding rights to cause the Company to register its securities or which otherwise relate to the registration of any securities of the Company. There are no outstanding equity-appreciation rights, equity-based performance units, “phantom” equity rights or other contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, equity value or other attribute of a Company or its businesses or assets or calculated in accordance therewith. Except as set forth on Schedule 4.4, there are no agreements among the Sellers with respect to the voting or transfer of the Company Capital Stock or with respect to any other aspect of a Company’s affairs. Except as set forth on Schedule 4.4, there are no bonds, debentures, notes or other indebtedness of the Company outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any equityholders of the Company may vote.

4.5. Absence of Certain Developments. Except as set forth on Schedule 4.5, since January 1, 2019, the Company has conducted its business only in the ordinary course of business and (i) there has not been any (i) Company Material Adverse Effect and (ii) the Company has not:

(a) amended any of its Charter Documents;

(b) issued or sold any Equity Interests, securities convertible into Equity Interests or other equity securities, or warrants, options or other rights to purchase Equity Interests or other equity securities;

(c) declared, set aside or made any payment or distribution of cash or other property to any of its equity holders with respect to its Equity Interests or otherwise, or purchased, redeemed or otherwise acquired any Equity Interests or other equity securities (including any warrants, options or other rights to acquire its Equity Interests or other equity securities);

(d) entered into, amended or terminated any material Contract;

(e) (i) acquired (by merger, consolidation, acquisition of securities or assets or otherwise) or organized any Person, (ii) acquired any material rights, assets or properties or (iii) acquired any Equity Interest or other securities of any Person, in each case, other than in the ordinary course of business;

(f) other than the sale of inventory in the ordinary course of business, sold, assigned, transferred, leased or licensed any of its material tangible assets;

(g) sold, assigned, transferred, leased, licensed or otherwise encumbered any Intellectual Property (other than by granting nonexclusive licenses of Intellectual Property to customers pursuant to written agreements in connection with the sale of products or the provision of services);

(h) disclosed any Confidential Information to any Person except on terms requiring that Person to maintain the confidentiality of, and preserving all rights of the Company in, such Confidential Information;

(i) to the Company’s Knowledge, taken or failed to take any action that could reasonably be expected to result in the loss, lapse or abandonment of any material Intellectual Property or Confidential Information;

(j) mortgaged or encumbered or permitted any of its assets (including the Owned Real Property) to become subject to any Liens;

(k) made or granted any bonus or any compensation or salary increase to any former or current employee or group of former or current employees, or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or employment or severance agreement or adopted any new employee benefit plan or arrangement or employment or severance agreement, in each case, outside of the ordinary course of business;

(l) suffered any material damage, destruction or other casualty loss with respect to property owned by the Company or waived any rights of material value;

(m) accelerated the collection of accounts receivable, delayed the purchase of supplies, delayed any material capital expenditures, repairs or maintenance, or delayed payment of accounts payable or accrued expenses;

(n) changed its accounting policies or cash management practices or canceled any debts owed to it or claims held by it;

(o) (i) made or changed a Tax election that is not consistent with the Company's past practices in making tax elections or changed any method of tax accounting, (ii) settled or compromised any federal, state, local or foreign Tax liability or assessment, (iii) filed any amended Tax return (excluding for this purpose the income Tax Returns for Company's 2016 and 2017 Tax years), (iv) entered into any closing agreement relating to any Tax, (v) agreed to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment, (vi) surrendered any right to claim a Tax refund, (vii) incurred any liability for Taxes outside the ordinary course of business, (viii) failed to pay any Tax that becomes due and payable (including any estimated tax payments), or (ix) prepared or filed any Tax Return in a manner inconsistent with past practice;

(p) failed to maintain in full force and effect any insurance policy in effect, except for any policy replaced by a new or successor policy of substantially similar coverage;

(q) terminated, amended, failed to renew or preserve or failed to maintain in full force and effect any (i) material permit or (ii) registration or application for any Intellectual Property, except for amendments completed in the ordinary course of business;

(r) taken any action to cause a change in the title to the Owned Real Property except to cure title defects as permitted under this Agreement; or

(s) agreed, whether orally or in writing, to do any of the foregoing.

4.6. Compliance with Applicable Laws. Except as set forth on Schedule 4.6, the Company is and has been in material compliance with all Laws applicable to it or the operation, use, occupancy or ownership of its assets or properties or conduct of the Business, and none of the Company or Sellers has received written notice (and to the Company’s Knowledge, any oral notice) from any Governmental Authority regarding any failure to so comply. None of the Company or Sellers have (i) been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action or (ii) made any bribes, kickback payments or similar payments of cash or other consideration or paid any remuneration, in cash or in kind, in violation of 42 U.S.C. § 1320a-7b(b) or similar provisions of applicable Law, that is capable of forming the basis of criminal prosecution of, or civil action against, the Company or the Sellers. The Company has not certified, represented or otherwise indicated (either orally or in writing) to any Person, including any Governmental Authority, that it is a woman-or minority-owned business, small business or any other similar designation that entitles the Company or the Business to a favored status or benefits.

4.7. Financial Statements.

(a) Schedule 4.7 contains true and complete copies of the following financial statements of the Company (the “Financial Statements”):

(i) the unaudited consolidated balance sheets of the Company as of December 31, 2017 and December 31, 2018, and the related statements of income and cash flows for the years then ended; and

(ii) the unaudited consolidated balance sheet of the Company as of August 31, 2019 (the “Latest Balance Sheet”), and the related statements of income and cash flows for the 8-month period then ended (the “Interim Financials”).

(b) Each of the Financial Statements is complete and correct in all material respects, is consistent with the books and records of the Company and accurately and completely, in all material respects, present the Company’s financial condition, assets and Liabilities as of their respective dates and the results of operations and cash flows for the periods related thereto in accordance with GAAP consistently applied throughout the periods covered thereby, and except that the Interim Financials are subject to normal year-end adjustments or accruals and lack the footnote disclosure otherwise required by GAAP. The reserves reflected in the Financial Statements are reasonable and have been calculated in a consistent manner.

(c) The internal controls of the Company over financial reporting are effective in providing reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with GAAP.

(d) The Company has no debts, Liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise and whether due or to become due), including, without limitation, Liabilities or obligations on account of Taxes or governmental charges or penalties, interest or fines thereon or in respect thereof, except

(i) to the extent reflected and accrued for or reserved against in the Financial Statements, (ii) for Liabilities and obligations incurred in the ordinary and usual course of business consistent with past custom and practices since January 1, 2019, which, individually or in the aggregate, are not reasonably expected to be material to the Business, (iii) Liabilities (which are current) relating to future performance under the assumed Contracts, but in no event any Liability arising out of any breach, nonperformance or defective performance by the Company of any such Contract and (iv) Liabilities under this Agreement and the Transaction Documents to which the Company is a party.

(e) Except as set forth on Schedule 4.7(e), the Company has no Indebtedness.

(f) All accounts receivable of the Company (i) are bona fide and valid receivables arising from sales actually made or services actually performed and were incurred in the ordinary course of business, (ii) are properly reflected on the Company’s books and records and balance sheets in accordance with GAAP consistently applied and (iii) to the Company’s Knowledge, are not subject to any setoffs, counterclaims, credits or other offsets, and are current and collectible and will be collected in accordance with their terms at their recorded amounts within ninety (90) days, subject only to the reserve for bad debts set forth on the face of the Latest Balance Sheet (rather than in the notes thereto). No Person has any Lien on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Company with respect to any accounts receivable other than in the ordinary course of business.

4.8. Assets.

(a) Personal Property. Schedule 4.8(a) is a list of the (i) depreciable fixed assets owned by the Company and (ii) other tangible assets owned by the Company, including such assets, facilities and personal property owned by the Company and located at the Illinois Facility. Schedule 4.8(a) also identifies each item of personal property leased by the Company with a remaining lease term longer than twelve (12) months.

(b) Title and Condition. The Company has good and valid title to, a valid leasehold interest in, or a valid license to use all machinery, equipment, personal properties, vehicles and other tangible assets used in or related to the Business as conducted as of the Closing and as presently proposed to be conducted following Closing. Such personal property and tangible and intangible assets are sufficient in all material respects for the conduct of the Business as presently conducted and as proposed to be conducted following Closing. All of the Company’s machinery, equipment, personal properties, vehicles and other tangible assets are operated in conformity with all applicable Laws and regulations, are structurally sound (in the case of the buildings and improvements), are in good condition and repair, except for reasonable wear and tear, and are usable in the ordinary course of business.

4.9. Taxes. Except as set forth on the attached Schedule 4.9:

(a) All Tax Returns required to be filed by or with respect to the Company have been duly and timely filed in all required jurisdictions, and all such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations. The Company has duly and timely paid all Taxes (including estimated taxes) due and payable (whether or not shown on any Tax Return).

(b) The Company has deducted, withheld and timely paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, owner or other third party, and the Company has timely and accurately complied in all material respects with all reporting and record keeping requirements related thereto, including filing of Forms W–2 and 1099s (or other applicable forms).

(c) There are no Liens with respect to Taxes (other than Permitted Liens) upon any of the Company Capital Stock or assets of the Company. No Governmental Authority has threatened in writing that it is in the process of imposing any Lien for Taxes on the Company Capital Stock or assets of the Company.

(d) The Company has not waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency, or consented to extend the period in which any Tax may be assessed or collected by any Tax authority, in each case with respect to an open Tax period, and no such request to waive or extend is outstanding.  The Company is not currently the beneficiary of any extension of time within which to file any Tax Return for any open Tax period.

(e) No federal, state, local, or non-U.S. tax audits or administrative or judicial Tax proceedings are being conducted or, to the Company’s Knowledge, are threatened with respect to the Company. The Company has not received from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where the Company has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, or (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company.

(f) No claim has ever been made to the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(g) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (v) election by the Company under Section 108(i) of the Code (or any corresponding or similar provision of income Tax Law) or (vi) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date.

(h) The Company is not a party to or bound by any Tax allocation, indemnification or sharing agreement, other than pursuant to Contracts entered into in the ordinary course of business the principal subject matter of which is not Taxes. The Company is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, as a result of, or in connection with, the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax law) or (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local, or non-U.S. Tax law).

(i) The Company (i) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return or (ii) has no Liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise, other than pursuant to Contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes.

(j) Schedule 4.9(j) lists all the states with respect to which the Company has filed any Tax Returns since January 1, 2016.

(k) The Company has at all times been on the cash receipts and disbursements method of accounting for federal or applicable state and local income Tax purposes.

(l) The Company is not and has not been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code.

(m) The Company is not subject to Tax in any jurisdiction outside of the United States by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction.

(n) The Company is and has been, at all times since its formation, been an “S” corporation within the meaning of Section 1361(a)(1) of the Code.

4.10. Contracts.

(a) Except as set forth on Schedule 4.10, there are no written or oral Contracts to which the Company is a party, or by which any of the assets of the Business are bound or affected, that: (i) involves performance of services or delivery of goods or materials either to or from the Company of an amount or value in excess of $25,000 individually during any 12-month period; (ii) was not entered into in the ordinary course of business; (iii) cannot be terminated by the Company upon less than sixty (60) days’ notice without penalty; (iv) requires the Company to purchase its total requirements of a good or service from another Person or that includes a “take or pay” or similar provision; (v) is a collective bargaining agreement or otherwise involves a labor union or other representative of a group of employees relating to wages, hours or conditions of employment; (vi) restricts the Company’s business activities or limits the right or ability of the Company to engage in any line of business or to compete with another Person; (vii) involves the grant of a power of attorney of the Company to another Person; (viii) relates to a joint venture, partnership, strategic alliance or similar arrangement or that involves a sharing of profits, losses, costs or Liabilities with another Person; (ix) is an employment or consulting agreement or involves the engagement of an independent contractor; (x) provides for payment to or by a Person based on sales, purchases, profits or other metrics other than direct payment for goods or services; (xi) is a franchise agreement or a sales promotion, market research, marketing, advertising or similar Contract; (xii) is a loan, credit or similar Contract or that otherwise relates to Indebtedness; (xiii) grants a Lien on any of the assets of the Company; (xiv) is with a Governmental Authority; (xv) involves or relates to the acquisition or divestiture of a business or a material amount of assets, properties or securities of another Person (whether by merger, sale of stock, sale of assets, lease, license or otherwise); (xvi) provides for the indemnification by the Company of another Person or the assumption or guaranty by the Company of a Liability or obligation of another Person; (xvii) grants another Person “most favored nation status” or any similar type of Contract; or (xviii) relates to the maintenance, operation or administration of the Business but the Company is not a direct party to such Contract.

(b) Correct and complete copies of the Contracts required to be set forth on Schedule 4.10 have previously been furnished or otherwise been made available to Buyer. Except as set forth on Schedule 4.10, all of the Contracts required to be listed in Schedule 4.10 will remain enforceable against the counterparty thereto upon consummation of the transactions contemplated by this Agreement without the consent, approval, novation or waiver of any third party. The Company is not in default nor, has any event occurred which, with the giving of notice or the passage of time or both, would constitute a default, under any Contract required to be listed in Schedule 4.10, and, to the Company’s Knowledge, no event has occurred which, with the giving of notice or the passage of time or both, would constitute a default by any other party to any such Contract or obligation. Each of the Contracts required to be listed in Schedule 4.10 is in full force and effect with respect to the Company and, to the Company’s Knowledge, the other party thereto, is valid and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and, to the Company’s Knowledge, is not subject to any claims, charges, setoffs or defenses.

4.11. Real Property.

(a) Schedule 4.11(a) sets forth the address of each parcel, tax parcel identification number and legal description of all real property owned by the Company (the “Owned Real Property”). The Company (i) has good and valid fee simple title to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Exceptions and (ii) the Owned Real Property is comprised of approximately 124 acres making up a portion of the real property commonly known as 14240 Greenhouse Avenue, Granville, Illinois. With respect to each parcel of Owned Real Property: (i) the Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof. Sellers have made available to Buyer true, complete and correct copies of the deeds and other instruments (as recorded) by which the Company acquired such Owned Real Property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of Sellers or the Company relating to the Owned Real Property.

(b) Schedule 4.11(b) contains a complete list of all real property leased or subleased by the Company (individually “Leased Real Property” and collectively, the “Leased Realty”). The Company has a valid leasehold interest in each Leased Real Property, subject only to Permitted Liens. The Company has previously delivered to Buyer correct and complete copies of (or, in the case of non-written arrangements, accurately and completely described) each of the leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for the Leased Realty (the “Realty Leases”). With respect to each Realty Lease: (i) the Realty Lease is legal, valid, binding, enforceable and in full force and effect (subject to the Bankruptcy and Equity Exception); (ii) the Company nor, to the Company’s Knowledge, any other party to the Realty Lease is in material breach or default, and to the Company’s Knowledge no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Realty Lease; (iii) the Realty Lease has not been modified, except to the extent that such modifications are disclosed by the documents delivered to Buyer; (iv) the Company is exclusively entitled to all rights and benefits as lessee under the Realty Lease and has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Realty Lease; and (v) the term of the Realty Lease ends on December 31, 2019; (vi) the real property leased under the Realty Lease is shown on Schedule 4.11(b), which is the remaining portion of the real property consisting of approximately 106 acres commonly known as 14240 Greenhouse Avenue, Granville, Illinois (together with the Owned Real Property, the “Illinois Facility”); (vii) there exist no subleases with respect to the Illinois Facility and the Company is the sole party in possession of the Illinois Facility; and (vii) the terms and conditions of the Realty Lease will not be affected by, nor will the Realty Lease be in default as a result of, the completion of the transactions contemplated by this Agreement; provided, however, the parties acknowledge that the Realty Lease shall be terminated at Closing pursuant to the Real Estate Purchase Agreement.

(a) The Owned Real Property and Leased Real Property constitutes all of the real property currently owned, leased, occupied or otherwise utilized in connection with the Business as currently conducted and as proposed to be conducted following the Closing. Other than the landlords under the Leased Real Property, there are no other parties in possession or parties having any current or future right to occupy any of the Owned Real Property or Leased

Real Property and at Closing the Company will be the only party with possession and current occupancy rights.

(b) With respect to the Owned Real Property and Leased Real Property (including the Illinois Facility): (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, at the Owned Real Property and Leased Real Property (the “Improvements”) are in good condition and repair (normal wear and tear excepted) and are sufficient for the conduct of the Business as currently conducted and as proposed to be conducted following Closing, (ii) there are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere with the use or occupancy of the Improvements, or any portion thereof in the operation by the Company or the Business, (iii) the Owned Real Property, Leased Real Property and Improvements and the Company’s use thereof conform to all applicable building, zoning and other Laws, and (iv) there is no pending or, to the Company’s Knowledge, threatened condemnation or other Proceeding affecting any portion of the Owned Real Property or Leased Real Property or the Company’s use thereof. The Company owns and has good and valid title to the Improvements at the Illinois Facility.

(c) The tax parcel numbers that are assigned to the Owned Real Property and Leased Real Property and Improvements do not affect or include any other land or improvements and there are not any pending appeals for the reduction or relief from the payment of any real estate taxes. Neither the Company, nor any Seller has received any notice and or has any knowledge of (i) any special assessments affecting the Owned Real Property and Leased Real Property and Improvements; (ii) any tax deficiency, lien or assessment against the Owned Real Property and Leased Real Property and Improvements, in each case, which has not been paid or the payment for which adequate provision has not been made; (iii) any violations of Laws with respect to the Owned Real Property and Leased Real Property and Improvements; (iv) any condemnations or imminent domain proceedings; (v) any pending zoning or subdivision changes that would affect the Owned Real Property and Leased Real Property and Improvements.

(d) No work has taken place on the Owned Real Property or Leased Real Property in the last one hundred twenty (120) days that would create in any party a right to a lien against any of such properties, except for such work that has been fully paid for by the Company or Sellers and for which the Company or Sellers will obtain lien waivers and affidavits if requested by the title company

4.12. Litigation. Except as set forth on Schedule 4.12, there is no Proceeding pending or, to the Company’s Knowledge, threatened against the Company, the Business or the Company Capital Stock (or to the Company’s Knowledge, pending or threatened against any of the officers, managers, directors or key employees of the Company with respect to the Business), or to which the Company is otherwise a party. The Company is not subject to, and the Business and the Company Capital Stock are not bound by, any judgment, order or decree of any court or Governmental Authority. The Company is not currently engaged in any Proceeding to recover monies due it or for damages sustained by it. Schedule 4.12 sets forth a list of all closed litigation matters relating to the Company (including predecessors) or the Business to which the Company was a party during the three (3) years preceding the date hereof, the date such litigation was commenced or concluded, and the nature of the resolution thereof (including amounts paid in settlement or judgment).

4.13. Intellectual Property.

(a) Schedule 4.13(a) sets forth a true, correct, and complete list and description of all (i) IP Registrations, (ii) Intellectual Property constituting common law trademarks and Trade Secrets, in each case that are not registered but that are material to the Business as currently conducted and presently proposed to be conducted following Closing and (iv) other Intellectual Property (including Software) that is material to the Business as currently conducted and, to the Company’s Knowledge, as proposed to be conducted following Closing. All filings and fees related to the IP Registrations that are required to have been paid by the date of this Agreement and at Closing have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all IP Registrations are otherwise in good standing. If any terminal disclaimers exist or are reasonably expected to be made with respect to or affect the IP Registrations (including under 35 U.S.C. § 253 or 37 CFR 1.321 or the equivalent laws or regulation of any other patent authority), all patents or patent applications subject to such terminal disclaimer are also included in Schedule 4.13(a). The Company has provided Buyer with copies of file histories, documents, certificates, office actions and correspondence, chain of title documents, assignment recordings and other materials related to all IP Registrations.

(b) Schedule 4.13(b) sets forth a true, correct, and complete list of all material IP Agreements to which the Company is a party or that relate to Intellectual Property that is material to the Business. The Company has made available to Buyer true, correct, and complete copies of all such IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each such IP Agreement that is material to the Business as currently conducted is valid, subsisting, and binding on the Company in accordance with its terms and is in full force and effect.

(c) Except as set forth on Schedule 4.13(c), the Company is the sole and exclusive legal and beneficial, and with respect to the IP Registrations, the record owner of all right, title and interest in and to the IP Registrations, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Business as currently conducted and as proposed to be conducted following the Closing, in each case, free and clear of all Liens (other than Permitted Liens) and exclusive licenses.

(d) The rights of the Company in the IP Registrations are (i) subsisting, enforceable, in full force and effect, and valid; (ii) have not (to the extent applicable) expired, been cancelled, or abandoned; and (iii) are not subject to any order, judgment, injunction, decree, ruling or agreement (other than as set forth in the IP Agreements) that would materially affect the enforceability of, or the Company’s use of or rights to, the Intellectual Property.

(e) Neither the execution, delivery nor performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Company’s right to own or use any Intellectual Property or IP Agreements.

(f) Prior to and as of the Closing Date: (i) the conduct of the Business as conducted on and prior to the date of this Agreement (including the related products, processes and services of the Business and the Company’s use of Intellectual Property in the Business) has not infringed, misappropriated, diluted or otherwise violated, the Intellectual Property or other rights of any Person; (ii) to the Company’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Intellectual Property; and (iii) to the Company’s Knowledge, no Person has breached the provisions of a non-disclosure agreement between such Person and the Company.

4.14. Insurance Policies. Schedule 4.14 is a correct and complete list and description, including policy number, coverage and deductible, of all insurance policies owned by the Company (the “Insurance Policies”), correct and complete copies of which policies have previously been delivered to Buyer. The Company has not received any written (or, to the Company’s Knowledge, oral) notice of cancellation or intent to cancel or increase or intent to increase premiums in any material respect with respect to such Insurance Policies. Schedule 4.14 also contains a list of all pending claims and any claims in excess of $5,000 individually or for a series of related claims in the past three (3) years with any insurance company by the Company (including predecessors) and, to the Company’s Knowledge, any instances within the previous three (3) years of a denial of coverage relating to the Business or the Company (including predecessors) by any insurance company. Each Insurance Policy is in full force and effect and the Company is not in default with respect to its obligations under any of such Insurance Policies. The Company is current in all premiums or other payments due under the Insurance Policies and has otherwise complied in all material respects with all of its obligations under each Insurance Policy. The Company has given timely notice to the insurer of all material claims that may be insured thereby, and insurance coverage of such claims has not been denied or disputed by any insurer. To the Company’s Knowledge, no Insurance Policy provides for any retrospective premium adjustment or other experience based Liability on the part of the Company.

4.15. Licenses and Permits. The Company owns, holds, possesses or lawfully uses all the permits, licenses, registrations, authorizations, industry certifications, consents, certificates, orders, franchises, variances and approvals of Governmental Authorities or other Persons necessary for the ownership, use, occupancy or operation of the Business and the conduct and operation of the Business as currently conducted, all of which are identified on Schedule 4.15, including, without limitation, Industrial Hemp Cultivation Licenses and an industrial hemp processor/handler registration issued by the State of Illinois Department of Agriculture (collectively, the “Permits”). The Company is in compliance with all such Permits, all of which are in full force and effect, and none of the Company or Sellers has received any written notices (or to the Company’s Knowledge, any oral notice) to the contrary. Neither the execution, delivery nor performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Company’s right to own or use any Permit.

4.16. Welfare and Benefit Plans.

(a) Schedule 4.16 is a true and complete list of all employment, change in control or similar agreements, equity or equity based plans or agreements, severance pay, vacation, sick leave, fringe benefit, medical, dental, life insurance, disability or other welfare plans, programs or agreements, savings, profit sharing, pension or other retirement plans, programs or agreements and all bonus or other incentive plans, Contracts, agreements, arrangements, policies, programs, practices or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (collectively, the “Employee Benefit Plans”) sponsored, maintained or contributed to by the Company and in which any one or more of the current or former employees or directors of the Company participates or is eligible to participate or has previously participated in and for which the Company has any current or future Liability. Sellers have furnished or otherwise made available to Buyer true and complete copies of all Employee Benefit Plans that have been reduced to writing; written summaries of the material terms of all unwritten Employee Benefit Plans; and related trust agreements, annuity contracts, IRS determination letters and rulings, the most recent determination letter request, copies of all material applications and material correspondence to or from the IRS or Department of Labor, summary plan descriptions, all material communications to employees regarding any Employee Benefit Plan; and annual reports on Form 5500, Form 990, actuarial reports, and PBGC Forms 1 for the most recent three

(3) Plan years.

(b) No Liability under Title IV or Section 302 of ERISA has been incurred by the Company or by any Person or any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) that has not been satisfied in full, and, to the Company’s Knowledge, no condition exists that is reasonably likely to create such a Liability to the Company or any ERISA Affiliate.

(c) Except as set forth on Schedule 4.16(c), the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) result in forfeiture, accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, (iii) limit or restrict the right of the Company to merge, amend, or terminate any Employee Benefit Plan or (iv) increase the amount payable or result in any other material obligation pursuant to any Employee Benefit Plan.

(d) Each Employee Benefit Plan has been maintained, in form and operation, in compliance in all material respects with its terms and all applicable Laws, including, without limitation, ERISA and the Code.  There has been no material failure of an Employee Benefit Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in Section 4980B(g) of the Code). The Company has not contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code).

(e) There are no pending, or to the Company’s Knowledge, threatened or reasonably anticipated claims by or on behalf of any Employee Benefit Plan, by any employee or beneficiary covered under any such Employee Benefit Plan, or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits). All Employee Benefit Plans providing welfare benefits are fully insured.

(f) The Company does not have any obligation to provide post-employment welfare benefits other than as required under Section 4980B of the Code or any similar provision of state law.

4.17. Health, Safety and Environment. Except as set forth on the attached Schedule 4.17: (a) the Company has complied and is in compliance with all Environmental Laws; (b) the Company has not received any written notice, report, order, directive or other information regarding any actual or alleged violation of Environmental Laws, or any Liabilities, including any investigatory, remedial or corrective obligations, relating to any of them, their businesses, or their past or current facilities arising under Environmental Laws; (c) to the Company’s Knowledge, none of the following exists at any Owned Real Property or Leased Real Property: (i) underground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, (iv) landfills, surface impoundments, or disposal areas, or (v) groundwater monitoring wells, potable drinkable water wells, petroleum wells or production water wells; (d) neither the Company nor, to the Company’s Knowledge, any of its predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, released or exposed any Person to any substance, including any hazardous substance, or owned or operated any property or facility which is or has been contaminated by any such substance, in a manner that has given or could give rise to any current or future Liabilities (including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigatory, corrective or remedial obligations) pursuant to any Environmental Laws; (e) no third party has used the Owned Real Property or Leased Real Property in violation of any Environmental Law for the purpose of treating, generating, manufacturing, producing, storing, handling, treating, transferring, releasing, processing or transporting any petroleum, hazardous waste or hazardous substance and/or toxic waste or toxic substance, as such terms are defined in RCRA, CERCLA, the Superfund Amendments and Reauthorization Act, Public Law 99 499 as amended, or any other federal, state or local environmental law, regulation, code or ordinance; (f) neither the Company nor Sellers has received any written notice, claim, report, order, directive, or other information regarding any actual or alleged violation of Environmental Laws, or any Liability, including any investigatory, remedial or corrective obligation, arising under Environmental Laws and relating to the Owned Real Property or Leased Real Property; (g) neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of Governmental Authorities or third parties, pursuant to any of the so called “transaction triggered” or “responsible property transfer” Environmental Laws; (h) neither the Company nor the Sellers have, either expressly or by operation of law, assumed, undertaken, or provided an indemnity with respect to any Liability (including any investigative, corrective or remedial obligation) of any other Person relating to Environmental Laws; and (i) the Company and Sellers have furnished to Buyer all environmental audits, reports and other environmental documents materially bearing on environmental, health or safety matters relating to the current and former operations and facilities of the Company, or their respective predecessors or Affiliates, which are in their possession, custody or control.

4.18. Employees. Except as set forth on Schedule 4.18, (a) the Company is not a party to or obligated with respect to any outstanding contracts or arrangements with current or former employees, agents, consultants, advisers, sales representatives or independent contractors that are not terminable by the Company without penalty on less than sixty (60) days’ notice; (b) the

Company is not a party to any collective bargaining agreement or other contract or relationship with any labor organization; (c) the Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act; (d) the Company has complied in all material respects with all Laws relating to the employment of labor, including (without limitation) provisions thereof relating to employee classification, wages, hours, vacation, affirmative action, human rights, immigration, employment standards, workplace safety, equal opportunity, collective bargaining, the payment of all required Taxes and other withholdings; (e) there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company concerning any matters relating to the employment of labor; (f) no union organizing or decertification activities are underway or, to the Company’s Knowledge, threatened, and no such activities have occurred in the past three (3) years; and (g) there is no strike, slowdown, work stoppage, lockout or other material labor dispute pending or, to the Company’s Knowledge, threatened, and no such dispute has occurred in the past three (3) years. Within the past three (3) years, the Company has not implemented any layoffs that are reasonably likely to implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar or related Law. As of Closing (following the Pre-Closing Restructuring Transactions), all employees of the Business are employed by the Company. To the Company’s Knowledge, there are no consensual or non-consensual sexual relationships between any legal or beneficial owner, officer or supervisor-level employee of the Company, on the one hand, and any direct report or other subordinate of any of the foregoing individuals, on the other hand.

4.19. Affiliate Transactions. Except as set forth in Schedule 4.19, no present Affiliate of the Company: (i) owns any property or right, whether tangible or intangible, which is used in connection with the Business as currently conducted or proposed to be conducted; (ii) has any claim or cause of action against the Company; (iii) owes any money to the Company or is owed money from the Company; (iv) is a party to any Contract or other arrangement, written or oral, with the Company; or (v) provides services or resources to the Company or is dependent on services or resources provided by the Company. Schedule 4.19 sets forth every business relationship (other than normal employment relationships) between the Company, on the one hand, and such member of the Company’s present or former equityholders, partners, officers, managers, directors, employees or, to the Company’s Knowledge, members of their families (or any entity in which any of them has a material financial interest, directly or indirectly), on the other hand.

4.20. Books and Records. The minute books and stock record books of the Company, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Company contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, the board of directors and any committees of the board, and no meeting, or action taken by written consent, of any such stockholders, board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

4.21. Broker Fees. Except as set forth on Schedule 4.21, the Company has not employed any broker, finder or agent or has incurred or will incur any obligation or Liability to any broker, finder or agent with respect to the transactions contemplated by this Agreement or otherwise, and all fees and expenses and other obligations payable in connection with or as a result of such agreements will be paid by Sellers, and Buyer will have no obligations in respect thereof.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Except as set forth in any Buyer disclosure schedules attached to this Agreement, Buyer and Merger Sub hereby represents and warrants to Sellers, as of the date of this Agreement and as of the Closing Date, as follows:

5.1. Organization. As of the date of this Agreement, Buyer is a corporation organized, validly existing and in good standing under the laws of the province of Ontario. Buyer has all requisite corporate power and authority to own, operate and lease its properties and carry on its businesses as now conducted. Buyer is duly licensed and qualified to do business in and is in good standing under the laws of each jurisdiction where the failure to do so would have a Buyer Material Adverse Effect. Merger Sub is a corporation organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a newly formed entity that has been formed solely for the purposes of the Merger and has not carried on any business or engaged in any activities other than those reasonably related to the Merger.

5.2. Authorization. Buyer and Merger Sub have the full corporate power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement and each of the Transaction Documents to which Buyer and Merger Sub is a party have been duly and properly authorized by Buyer or Merger Sub, as applicable, by all requisite action in accordance with applicable law and with the Charter Documents of such party. This Agreement and each of the Transaction Documents to which Buyer and Merger Sub is a party have been duly executed and delivered by Buyer and Merger Sub, as applicable, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties thereto, constitute the valid and legally binding obligation of Buyer and Merger Sub and are enforceable against Buyer and Merger Sub in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exception.

5.3. Noncontravention. The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby or thereby will not: (a) except with respect to federal Laws related to cannabis, violate or conflict with or result in a breach of or default under any provision of any Laws; (b) constitute a default under the Charter Documents of Buyer or Merger Sub; (c) constitute a default or an event which would permit any party to terminate, or accelerate the maturity of any indebtedness or other obligation under, any material Contract, agreement, indenture, mortgage, note, bond, license or other instrument to which Buyer or Merger Sub is a party or by which Buyer or Merger Sub, or Buyer’s or Merger Sub’s properties, are bound or subject; or (d) except for the filing of the Certificate of Merger as contemplated by this Agreement, the Requisite Approval, such authorizations and filings as may be required under the HSR Act and other antitrust laws applicable to the transactions contemplated by this Agreement and such authorizations, exemptions, filings and other actions as may be required under applicable securities laws, require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any Governmental Authority or other Person, except in the case of clauses (a), (b) or (c), other than such violations, conflicts, breaches, defaults or rights to terminate or accelerate that individually or in the aggregate would not reasonably be expected to have a Buyer Material Adverse Effect.

5.4. Capitalization. On the Closing Date, the RWB Stock will be duly and validly issued, outstanding as fully paid and non-assessable.

5.5. Brokers or Finders. Buyer has not employed any broker, finder or agent or has incurred or will incur any obligation or Liability to any broker, finder or agent with respect to the transactions contemplated by this Agreement or otherwise, and all fees and expenses and other obligations payable in connection with or as a result of such agreements will be paid by Buyer, and Seller will have no obligations in respect thereof.

5.6. Compliance with Applicable Laws. Except as set forth on Schedule 5.6 as to Michicann and except as set forth in the public record for RWB (as of Closing), (i) Buyer and Merger Sub are and have been in material compliance with all Laws applicable to them or the operation, use, occupancy or ownership of their assets or properties or conduct of their business, and none of the Buyer or Merger Sub has received written notice (and to the Buyer’s and Merger Sub’s Knowledge, any oral notice) from any Governmental Authority regarding any failure to so comply; (ii) none of the Buyer or Merger Sub have (x) been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action or (y) made any bribes, kickback payments or similar payments of cash or other consideration or paid any remuneration, in cash or in kind, in violation of 42 U.S.C. § 1320a-7b(b) or similar provisions of applicable Law, that is capable of forming the basis of criminal prosecution of, or civil action against, the Buyer or Merger Sub. The Buyer and Merger Sub have not certified, represented or otherwise indicated (either orally or in writing) to any Person, including any Governmental Authority, that either of them is a woman-or minority-owned business, small business or any other similar designation that entitles the Buyer or Merger Sub, or their respective businesses, to a favored status or benefits.

5.7. Financial Statements.

(a) Schedule 5.7 contains true and complete copies of the following financial statements of the Buyer as of the date of this Agreement (the “Buyer Financial Statements”):

(i) the unaudited consolidated balance sheets of the Buyer as of December 31, 2018, and the related statements of income and cash flows for the years then ended; and

(ii) the unaudited consolidated balance sheet of the Buyer as of June 30, 2019, and the related statements of income and cash flows for the six-month period then ended (the “Buyer Interim Financials”).

(b) Each of the Buyer Financial Statements is complete and correct in all material respects, is consistent with the books and records of the Buyer and accurately and completely, in all material respects, presents the Buyer’s financial condition, assets and Liabilities as of their respective dates and the results of operations and cash flows for the periods related thereto in accordance with GAAP consistently applied throughout the periods covered thereby, and except that the Buyer Interim Financials are subject to normal year-end adjustments or accruals and lack the footnote disclosure otherwise required by GAAP. The reserves reflected in the Financial Statements are reasonable and have been calculated in a consistent manner.

ARTICLE VI.

COVENANTS PRIOR TO CLOSING

Each of the parties hereto covenants and agrees as follows with respect to the period between the date of this Agreement and the Closing:

6.1. General. Subject to the terms of this Agreement, each party hereto shall use reasonable commercial efforts to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the conditions set forth in ARTICLE VII). Without limiting the foregoing, each of the parties shall execute and deliver all agreements and other documents required to be delivered by or on behalf of such party under ARTICLE VII.

6.2. Notices and Consents.

(a) Each Seller and the Company shall give all required notices to third parties and use commercially reasonable efforts to obtain all required third party consents in connection with the matters contemplated by this Agreement.

(b) Each of the parties hereto shall give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents and approvals of all Governmental Authorities in connection with the transactions contemplated by this Agreement (including, if applicable, those under the HSR Act).

6.3. Conduct of Business by the Parties.

(a) Except as required by Law or as otherwise expressly permitted or specifically contemplated by this Agreement, the Buyer covenants and agrees to and Sellers covenant and agree to cause the Company to, during the period from the date of this Agreement until the earlier of either the Effective Time or the time that this Agreement is terminated by its terms, unless the other party shall otherwise agree in writing, conduct its business and maintain its assets (including the Owned Real Property) in the usual and ordinary course of business.

(b) Without limiting the generality of the foregoing:

(i) Sellers shall (and shall cause the Company to) use commercially reasonable efforts to preserve the goodwill and organization of its businesses and the relationships with its customers, suppliers, employees and other business relations; and

(ii) Sellers shall not (and shall cause the Company not to) take or omit to take any action that would have required disclosure pursuant to Section 4.5 if such action had been taken after January 1, 2019 and prior to the date hereof or would otherwise result in a breach of the representations and warranties in Section 4.17 with respect to the Company in this Agreement.

6.4. Access. From the date hereof through Closing: Sellers shall cause the Company to grant telephonic, email and other reasonable access to Buyer during normal business hours and upon reasonable notice to the real properties, assets, books and records and other information relating to the Company and its operations and such other financial and operating data as Buyer and its representatives may reasonably request. In addition, upon Buyer’s request and Sellers’ consent (not to be unreasonably withheld, conditioned or delayed), Sellers shall cooperate with Buyer to facilitate the orderly transition of the Company and its business to Buyer (including, without limitation, by providing reasonable access to the premises, books and records and employees of the Company and discussing the affairs, finances and business of the Company). Without limiting the foregoing, Sellers shall provide to Buyer copies of existing environmental reports including Phase I and/or Phase II environmental studies; copies of existing geotechnical reports and soil testing reports and analyses in the possession of the Company or Sellers with respect to the Owned Real Property and Leased Real Property and the Company’s operations thereon and also, subject to the limitations set forth in Section 10.1(h), permit Buyer and its representatives to conduct environmental due diligence of the Company and the Owned Real Property and Leased Real Property (including but not limited to a Phase I environmental study)(such historical reports and new reports obtained by Buyer, collectively, the “Environmental Assessment Reports”).

6.5. Schedule Updates. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 6.6 requires any change in any Schedule to this Agreement, or if any such event, condition, fact or circumstance would require such a change assuming the Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then Sellers or Buyer, as applicable, shall promptly deliver to the other party an update to the Schedules specifying such change, which update shall be deemed to have been provided for informational purposes only and shall not be deemed to supplement or amend the Schedules for purposes of determining the accuracy of any of the representations and warranties contained in this Agreement or determining whether any of the conditions of Section

7.1 has been satisfied, unless Sellers or Buyer, as applicable, has consented in writing to such supplement or amendment, which consent shall not be unreasonably withheld, delayed or conditioned.

6.6. Notice of Material Developments. Each party hereto shall give prompt written notice to the other parties of (a) any material variances in any of its representations or warranties contained in ARTICLE III, ARTICLE IV or ARTICLE V, as the case may be, (b) any material breach of any covenant or agreement hereunder by such party and (c) any other material development affecting the ability of such party to consummate the transactions contemplated by this Agreement. Delivery of any such notice by any party hereto shall have no effect on the rights and obligations of the parties hereunder.

6.7. Exclusivity. None of the Sellers nor the Company shall (and the Sellers and the Company shall cause their respective Affiliates, officers, directors, managers, employees, agents, consultants, financial advisors, accountants, legal counsel and other representatives not to), directly or indirectly, (a) submit, solicit, initiate, encourage or discuss any proposal or offer from any Person (other than Buyer and its Affiliates in connection with the transactions contemplated hereby) or enter into any agreement or accept any offer relating to or consummate any (i) reorganization, liquidation, dissolution or recapitalization of the Company or the Owned Real

Property or the Leased Real Property, (ii) merger or consolidation involving the Company, (iii) purchase or sale of any assets or Equity Interests (or any rights to acquire, or securities convertible into or exchangeable for, any such Equity Interests) of the Company or of the Owned Real Property or Leased Real Property, or (iv) similar transaction or business combination involving the Company or its business or assets or the Owned Real Property or Leased Real Property (each of the foregoing transactions described in clauses (i) through (iv), a “Company Transaction”) or (b) furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Buyer and its Affiliates) to do or seek to do any of the foregoing. The Sellers and the Company agree to notify Buyer immediately if any Person after the date hereof makes any proposal, offer, inquiry or contact with respect to a Company Transaction.

6.8. Tax Covenant. Without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not make or change any Tax election that is not consistent with the Company's past practices in making tax elections, change a Tax accounting method or period, file any amended Tax Return (excluding for this purpose the income Tax Returns for the Company's 2016 and 2017 tax years), fail to pay any Tax when it becomes due and payable, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company.

6.9. Pre-Closing Restructuring Transactions. On the date that is no later than ten (10) business days prior to the Closing Date, Sellers shall cause the creation of RetainCo and the consummation of the Pre-Closing Restructuring Transactions in accordance with this Agreement and the Restructuring Transaction Documents.

6.10. Additional Seller. It is anticipated Sellers may transfer a portion (less than 10% in the aggregate) of their Company Capital Stock to Bruce Daniel prior to Closing. Sellers shall provide evidence of such transfer satisfactory to Buyer and Mr. Daniel shall execute a counterpart signature page to this Agreement, whereby he will agree to be bound by the terms, conditions and obligations herein and make the representations of Sellers herein as though an original party hereto, and Sellers shall update Schedule 4.4 to reflect such issuance of Company Capital Stock.

6.11. Open LUST File . As soon as practicable, but commencing prior to Closing, (i) Sellers will take all actions necessary to cause the closure from the Illinois Environmental Protection Agency (or such other governmental authority with jurisdiction) (collectively, “IEPA”) of that certain open LUST file (No. 941345) with respect to the previously removed underground storage tanks at the Owned Real Property and Leased Real Property (the “LUST Matter”), and will use their best efforts to obtain such closure within one (1) year of Closing, it being recognized and understood that IEPA closure may be delayed to due to required sampling and analysis that lengthens the IEPA closure timing, or bureaucratic delays which add to or lengthen the IEPA closure timing. Buyer understands, consents and agrees that, notwithstanding the IEPA closure of the LUST Matter, hazardous substances will remain and be present at, in, on, upon, under, beneath and/or migrating to or from the Property, and that the IEPA closure of the LUST Matter, as a consequence of the hazardous substances which remain and are present after the IEPA closure of the LUST Matter, may include conditions such as installation, maintenance and inspection of a cap or cover, as well as a recorded notice or restriction against the title of the Property due to and regarding the continued presence of hazardous substances at, in, on, upon, and/or beneath and migrating to or from the Property after the IEPA closure of the LUST Matter.

ARTICLE VII.

CONDITIONS TO CLOSING

7.1. Conditions to Buyer’s and Merger Sub’s Obligations. The obligation of Buyer and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(a) Each of the representations and warranties contained in ARTICLE III or ARTICLE IV of this Agreement (i) that is qualified as to or by materiality or Company Material Adverse Effect shall, subject to such qualification be true and correct in all respects at and as of the Closing as if made anew at such time (except to the extent any such representation and warranty expressly relates to an earlier time or date (in which case it shall be true and correct in all respects as of such earlier time or date)) and (ii) that is not qualified as to or by materiality or Company Material Adverse Effect shall be true and correct in all material respects at and as of the Closing as if made anew at such time (except to the extent any such representation and warranty expressly relates to an earlier time or date (in which case it shall be true and correct in all material respects as of such earlier time or date)), in each case, without taking into account any disclosures to Buyer and Merger Sub pursuant to Section 6.6.

(b) Each Seller and the Company shall have performed in all material respects all of the covenants and agreements required to be performed by them hereunder prior to the Closing;

(c) No Proceeding shall be pending or to the Company’s Knowledge overtly threatened by or before any Governmental Authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of Buyer to own the Company Capital Stock or operate the businesses of or control the Company, (iv) affect adversely the right of the Company to own their respective assets or control their respective businesses or (v) result in any material damages being assessed against the Company; and no such injunction, judgment, order, decree or ruling shall have been entered or be in effect;

(d) Since the date hereof, no fact, event or circumstance has occurred or arisen that, individually or in combination with any other fact, event or circumstance, has had or would reasonably be expected to have a Company Material Adverse Effect;

(e) At the Closing, Sellers shall have delivered to Buyer and Merger Sub a certificate dated the date of the Closing and signed by Sellers, stating that the conditions specified in Section 7.1(a) and Section 7.1(b) have been satisfied as of the Closing;

(f) Buyer shall have received from Sellers the Closing deliveries of Sellers as set forth in Section 2.6 hereof;

(g) Buyer or its Affiliate shall have entered into a Real Estate Purchase Agreement with VW Properties, Inc. with respect to the purchase of the remaining portion of the Illinois Facility (the “Real Estate Purchase Agreement”), satisfactory to Buyer (or its Affiliate), but substantially in the form attached hereto as Exhibit B, and the closing provided for in such Real Estate Purchase Agreement shall have occurred contemporaneously with the Closing contemplated by this Agreement;

(h) The environmental condition of the Owned Real Property and Leased Real Property is acceptable to Buyer, including but not limited to a Phase I;

(i) Buyer shall have the right to conduct title and survey work on the Owned Real Property and Leased Real Property (in accordance with and on the same terms set forth in the Real Estate Purchase Agreement, and such terms are incorporated herein by reference) and the title and survey conditions shall be acceptable to Buyer;

(j) Buyer (and RWB, following consummation of the RTO) shall have received approval of the transactions contemplated by this Agreement and the Transaction Documents from the board and the shareholders of Buyer (and of RWB, following consummation of the RTO) and the Canadian Securities Exchange (following consummation of the RTO), as applicable (the “Requisite Approval”);

(k) All intercompany/affiliate arrangements providing services, benefits or assets to the Company necessary for the conduct of the Business shall have been addressed in a manner acceptable to Buyer (which may include termination of such arrangements and the direct assignment and transfer of such rights, interests and/or assets to the Company pursuant to the Pre-Closing Restructuring Transactions or the provision of transition services to the Company after Closing pursuant to transition services agreements);

(l) Buyer shall have received evidence that the Pre-Closing Restructuring Transactions have been consummated and is acceptable to Buyer;

(m) The Specified Indebtedness shall have been refinanced (or assumed, at Buyer’s election) to the satisfaction of Buyer (including receipt of a payoff letter and Lien release from the holder of the Specified Indebtedness with respect to the Company, any assets of the Business and the Company Capital Stock, for purposes of the refinancing or assumption of such Specified Indebtedness as contemplated herein);

(n) Receipt of all governmental and regulatory consents, approvals, licenses and authorizations and making of notices and filings that are necessary for (i) Buyer (or, RWB, following the RTO) to consummate the transactions contemplated at the Closing hereby, (ii) Buyer (or, RWB, following the RTO) to own all of the shares of stock in the Surviving Corporation and to operate the Business of and control the Surviving Corporation following the Closing as proposed to be conducted (including, the right to use the Permits), in each case, in form and substance satisfactory to Buyer, and (iii) the issuance of the RWB Stock and RWB Stock Issuance Right to

Sellers and deposit of the RWB Stock and RWB Stock Issuance Right into escrow pursuant to Lock-Up Escrow Agreements as contemplated hereby; and

(o) If the LUST Matter has not been closed pursuant to Section 6.11 by Closing, the Parties have executed a customary access and indemnity agreement in form reasonably acceptable to the Parties, with respect to Sellers’ remediation work to be conducted on the Property with respect to the LUST Matter after the Closing pursuant to Section 6.11.

Any condition specified in this Section 7.1 may be waived by Buyer if such waiver is set forth in a writing duly executed and delivered to Seller by Buyer.

7.2. Conditions to the Company’s and Sellers’ Obligations. The obligation of the Company and the Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(a) Each of the representations and warranties contained in ARTICLE V hereof shall be true and correct in all material respects at and as of the Closing as if made anew at such time (except to the extent any such representation and warranty expressly relates to an earlier time or date (in which case it shall be true and correct in all material respects as of such earlier time or date)), without taking into account any disclosures to the Company and the Sellers pursuant to Section 6.6;

(b) Buyer and Merger Sub shall have performed in all material respects all the covenants and agreements required to be performed by it hereunder prior to the Closing;

(c) No Proceeding shall be pending before any Governmental Authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation; and no such injunction, judgment, order, decree or ruling shall be in effect;

(d) Since the date hereof, no fact, event or circumstance has occurred or arisen that, individually or in combination with any other fact, event or circumstance, has had or would reasonably be expected to have a Buyer Material Adverse Effect;

(e) At the Closing, Buyer shall have delivered to Sellers a certificate dated the date of the Closing and signed by an authorized officer of Buyer, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) above have been satisfied;

(f) The closing provided for in the Real Estate Purchase Agreement shall have occurred contemporaneously with the Closing contemplated by this Agreement;

(g) The Specified Indebtedness shall have been refinanced or assumed in its entirety as contemplated by this Agreement, which refinancing or assumption, for the avoidance of doubt, shall expressly provide for the removal of all Guarantees of Sellers in connection with such specified indebtedness;

(h) Sellers shall have received from Buyer and Merger Sub the Closing deliveries of Buyer and Merger Sub as set forth in Section 7.2 hereof; and

Any condition specified in this Section 7.2 may be waived if such waiver is set forth in a writing duly executed and delivered to Buyer or Merger Sub by Sellers.

7.3. Mutual Conditions to the Parties’ Obligations. The obligation of the parties to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(a) The filings of the Parties pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b) The completion of the reverse takeover transaction currently proposed between Buyer and Tidal Royalty Corp. pursuant to that Business Combination Agreement dated as May 8, 2019 (the “RTO”) and subsequent assignment by Buyer of this Agreement to Red White & Bloom Inc. (the resulting issuer in the RTO) (“RWB”).

(c) Buyer and Sellers shall mutually agree upon the calculation of the final Hemp Operations Payable.

Any condition specified in this Section 7.3 may be waived if such waiver is set forth in a writing duly executed by Buyer and Sellers.

ARTICLE VIII.

TERMINATION

8.1. Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a) By the mutual written consent of Buyer, on the one hand, and Sellers, on the other hand;

(b) By Buyer if (i) at any time any of the representations or warranties of the Company or the Sellers in this Agreement becomes untrue or inaccurate such that the condition set forth in Section 7.1(a) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8.1(b)) or (ii) there has been a breach on the part of the Company or the Sellers of any of their covenants or agreements contained in this Agreement such that the condition set forth in Section 7.1(b) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8.1(b)), and, in the case of any covenant breach, such breach (if curable) has not been cured within fifteen (15) days after delivery of notice thereof by Buyer to Sellers;

(c) By Sellers if (i) at any time any of the representations or warranties of Buyer or Merger Sub in this Agreement becomes untrue or inaccurate such that the condition set forth in Section 7.2(a) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8.1(c)) or (ii) there has been a breach on the part of Buyer or Merger Sub of any of its covenants or agreements contained in this Agreement such that the condition set forth in Section 7.2(b) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8.1(c)), and, in the case of any covenant breach, such breach (if curable) has not been cured within fifteen (15) days after delivery of notice thereof by Sellers to Buyer;

(d) By either Buyer or Sellers, on thirty (30) days’ prior written notice to the other party, if the transactions contemplated hereby have not been consummated by October 31,

(e) By Buyer if either of the conditions in Section 7.1(h) or (i) are not, or become incapable of being satisfied, for Closing.

8.2. Effect of Termination. In the event of termination of this Agreement as provided above, this Agreement shall immediately terminate and have no further force and effect, except that (a) this Section 8.2, Section 8.3, Section 9.2(d) and ARTICLE XI (Miscellaneous) shall survive such termination indefinitely and (b) nothing in Section 8.1 or this Section 8.2 shall be deemed to release any party from any Liability for any breach by such party of the terms and provisions of this Agreement. In the event of the Real Estate Purchase Agreement is terminated prior to Closing in accordance with its terms, the Parties agree that this Agreement shall automatically terminate concurrently therewith without any further action by either party.

8.3. Return of Deposit. In the event that the transactions contemplated under this Agreement shall fail to close as provided herein for any reason whatsoever and this Agreement is terminated, Sellers shall return the Deposit to Buyer in full in cash (without setoff, deduction or counterclaim) within twelve months of the date of termination of this Agreement and in no event shall Sellers have the right to retain any portion of such Deposit. If requested by Buyer (prior to termination or any time thereafter), Sellers shall execute an installment payment agreement, promissory note or other documentation to further evidence such repayment obligation to Buyer.

ARTICLE IX.

POST-CLOSING COVENANTS

9.1. Tax Matters.

(a) For purposes of this Agreement, in the case of any Taxable period that includes (but does not end on) the Tax Effective Time (the “Straddle Period”), the amount of any Taxes of the Company that are not based on or measured by income, receipts, profits, wages, or that are not imposed in connection with any sale or other transfer or assignment of property or any other specifically identifiable transaction or event for the Straddle Period which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period up to and including the Tax Effective Time and the denominator of which is the total number of days in such Straddle Period, and the amount of any Taxes of the Company that are based on or measured by income, receipts, profits, wages, or that are imposed in connection with any sale or other transfer or assignment of property or any other specifically identifiable transaction or event for the Straddle Period which relates to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the Tax Effective Time; provided however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated pro-rata between the period ending on the Tax Effective Time and the period after the Tax Effective Time. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practices of the Company.

(b) Sellers shall prepare or cause to be prepared and shall timely file or cause to be filed, all income Tax Returns for the Company for all Tax periods ending on or before the Tax Effective Time, including those which are due to be filed after the Closing Date, which Tax Returns shall be prepared consistent with the past practices of the Company to the extent consistent with applicable Law. Sellers shall submit each such Tax Return to Buyers at least thirty (30) days prior to their due date, for Buyers’ review and comment. Buyer and Seller shall negotiate in good faith to resolve any dispute or disagreement with respect to any Tax Return prepared under this Section 9.1(b). If Buyer and Seller cannot, through such good-faith negotiation, resolve any dispute or disagreement over any of Buyer's comments within thirty (30) days, then their disagreement shall be resolved by a qualified tax professional employed by the Independent Accountant. The resolution of any such dispute shall not delay the filing of any such Tax Return beyond its due date and such Tax Return shall be filed in a manner Sellers deem correct. Following resolution of such dispute or disagreement, such Tax Return shall be amended if and as necessary to conform to the resolution of such disagreement.

(c) Except for those income Tax Returns that the Sellers are responsible for preparing under Section 9.1(b), Buyer shall prepare and file all Tax Returns for the Company which relate in whole or in part to any Pre-Closing Tax Period, and which are filed after the Closing Date, which Tax Returns shall be prepared consistent with the past practices of the Company to the extent consistent with applicable Law. Buyer shall submit each such Tax Return to Sellers at least thirty (30) days prior to their due date, for Sellers’ review and comment. Buyer and Seller shall negotiate in good faith to resolve any dispute or disagreement with respect to any Tax Return prepared under this Section 9.1(c). If Buyer and Seller cannot, through such good-faith negotiation, resolve any dispute or disagreement over any such other comment within thirty (30) days, then their disagreement shall be resolved by a qualified tax professional employed by the Independent Accountant. The resolution of any such dispute shall not delay the filing of any such Tax Return beyond its due date and such Tax Return shall be filed in a manner the Buyer deems correct. Following resolution of such dispute or disagreement, such Tax Return shall be amended if and as necessary to conform to the resolution of such disagreement.

(d) Each party hereto will provide to each of the other parties hereto such cooperation and information as any of them reasonably may request in filing any Tax Return, determining a Liability for Taxes or in conducting any audit or other Proceeding in respect of Taxes. Such cooperation and information shall include signing any Tax Return, amended Tax Return, and claims or other documents necessary to settle any Tax controversy, providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by any Governmental Authority and relevant records concerning the ownership and Tax basis of property, which any such party may possess, Sellers shall turn over to Buyer copies of all Tax Returns, schedules and work papers, and all material records or other documents in its possession, relating to Taxes of the Company, and shall make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(e) Any refund of Taxes of the Company, or any amounts credited against such Taxes, (including any interest actually received or credited with respect thereto) attributable (or treated as attributable) to any period occurring on or before the Closing Date shall be the property of Sellers, shall be paid reasonably promptly to the Sellers and, if received by, or credited to, Buyer, the Company or any other affiliated entity of Buyer, shall be payable reasonably promptly to the Sellers.

(f) All Tax sharing agreements or similar agreements and powers of attorney with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any Liability thereunder.

(g) All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid by one-half by Sellers and one-half by Buyer, and the Company shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Buyer and Sellers shall join in the execution of any such Tax Returns and other documentation.

(h) Sellers and Buyer agree to treat (and have the Company treat) any Seller Transaction Expenses paid on or before the Tax Effective Time as deductible in a Pre-Closing Tax Period to the extent permissible by applicable Law.

(i) Tax Proceedings.

(i) If Buyer or the Company receives notice of any audit, assessment, examination, action, claim, suit, investigation or other inquiry (a “Tax Proceeding”) with respect to Taxes for a Pre-Closing Tax Period, Buyer shall promptly inform Sellers of such notice (which notice shall include copies of any corresponding received from any Tax authority); provided, however, that the failure to provide such notice will not affect any right of Buyer to indemnification hereunder except to the extent that Sellers’ defense of a Tax Proceeding is prejudiced by such failure.

(ii) At their election, Sellers shall control any Tax Proceeding of the Company solely with respect to a Pre-Closing Tax Period (“Seller Tax Proceeding”), at Sellers’ sole expense; provided that, Sellers shall notify Buyer, in writing, of Sellers’ election to control any Seller Tax Proceeding within 15 days of receiving Buyer’s notice delivered pursuant to Section 9.1(i)(i). Sellers shall keep Buyer reasonably informed regarding any Seller Tax Proceeding, provide Buyer with material information and documents related thereto, permit Buyer or its representative, at Buyer's sole expense, to participate in the defense of any Seller Tax Proceeding, and not settle any issue therein without the consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) if such action would adversely affect the Tax-related liabilities of the Company or Buyer for any Tax period commencing after the Closing Date.

In the event that Sellers do not elect to control a Seller Tax Proceeding or fail to notify Buyer pursuant to the first sentence of this Section 9.1(i)(ii), Buyer shall control such Seller Tax Proceeding, shall consult with Sellers regarding any Seller Tax Proceeding, provide Sellers with information and documents related thereto, permit Sellers or their representatives to participate in the defense any Seller Tax Proceeding, and not settle any issue therein without the consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed).

(j) Without the prior written consent of Sellers, such consent not to be unreasonably withheld, conditioned or delayed, Buyer will not, and will cause the Company not to, (i) amend any Tax Return relating to a Pre-Closing Tax Period, (ii) change an annual accounting period, adopt or change any accounting method, or file or amend any Tax election, in each case concerning the Company with respect to a Pre-Closing Tax Period, (iii) extend or waive the applicable statute of limitations with respect to a Tax of the Company for a Pre-Closing Tax Period, or (iv) initiate or participate in any voluntary disclosure program with any Government Authority regarding any Tax (or potential Tax) or Tax Returns of the Company for a Pre-Closing Tax Period.

(k) To the extent that any obligation or responsibility pursuant to ARTICLE X may overlap with an obligation or responsibility pursuant to this Section 9.1, the provisions of this Section 9.1 shall govern.

9.2. Restrictive Covenants.

(a) Sellers’ Acknowledgment. At the Closing, each Seller will receive valuable consideration as a result of Sellers direct or indirect ownership of Company Capital Stock, and each Seller therefore has a material economic interest in the consummation of the transaction contemplated by this Agreement. Each Seller’s obligations under this Agreement, including this Section 9.2, are each essential parts of the transactions contemplated by this Agreement, and in order to protect the goodwill related to the business and operations of the Business and the Company Capital Stock, each such Person has agreed to the restrictive covenants set forth in this Section 9.2.

(b) Non-Compete. Each Seller hereby agrees that from and after the Closing Date and continuing for two (2) years from the Closing Date (the “Restricted Period”), he, she or it shall not directly or indirectly, as an employee, agent, consultant, director, equityholder, manager, co-partner or in any other individual or representative capacity, own, operate, manage, control, engage in, invest in, be employed by or participate in any manner in, act as a consultant or advisor to, render services for (alone or in association with any Person), or otherwise assist any Person that engages in or owns, invests in, operates, manages or controls any venture or enterprise that directly or indirectly engages or proposes to engage (i) in the business of cannabis production in Canada or in any State in which Buyer is currently conducting such business and/or (ii) in the business of indoor and outdoor hemp cultivation, processing and/or handling (including possessing, storing or transporting) anywhere in the State of Illinois (collectively, the “Restricted Business”); provided, however, that nothing contained herein shall be construed to prevent (i) a Seller or its Affiliates from engaging Marquis Extraction Technology, LLC and its affiliates to provide processing services with respect to its Kentucky operations described below, or (ii) a Seller or Consulting Affiliate from holding its shares of RWB Stock issued pursuant to the transactions contemplated hereby or otherwise investing in the stock of any competing corporation listed on a national securities exchange or traded in the over the counter market so long as such party is not involved in the business of said corporation and such party does not own more than five percent (5%) of the stock of such corporation. For clarity, Sellers’ ownership, management and participation in Color Point, LLC’s (and its affiliates) business of hemp cultivation and processing in the State of Kentucky will not be deemed a violation of Section 9.2(b)(ii) so long as such business is not conducted directly or indirectly anywhere in the State of Illinois. Notwithstanding the foregoing, the parties agree that Sellers’ ownership, management and participation in AgTech Scientific Corp., a Nevada corporation (or any successor thereto by virtue of merger, share exchange, or other business combination) (“ASC”) shall not be deemed a violation of this Section so long as ACS does not enter into contracts with agricultural producers located in Illinois to grow hemp products; provided, however, that in the event the Sellers are no longer members of the Board of Directors of ASC, or Sellers do not collectively control over 20% of the shares of ASC, the parties agree that Sellers’ ownership of ASC shall not be deemed a violation of this Section.

(c) Non-Solicitation of Employees. During the Restricted Period, no Seller shall (and shall cause his Affiliates not to), directly or indirectly, as an employee, agent, consultant, director, equityholder, manager, co-partner or in any other capacity, without the prior written consent of Buyer, employ, engage, recruit or solicit for employment or engagement, any Person who is (or was within twelve (12) months of the Closing Date) employed or engaged by Buyer or the Company or otherwise seek to influence or alter any such Person’s relationship with any of the foregoing.

(d) Non-Disparagement. Each Seller agrees that he shall not (and shall cause his Affiliates not to), (i) make any negative statement or communication regarding Buyer, the Company or any of their respective Affiliates or employees with the intent to harm any such Person or (ii) make any derogatory or disparaging statement or communication regarding Buyer, the Company or any of their respective Affiliates or employees.

(e) Confidential Information. From the date hereof and thereafter, the Sellers shall keep secret and retain in strictest confidence, and shall not, without the prior written consent of Buyer, furnish, make available or disclose to any third party or use for the benefit of itself or any third party, any Confidential Information; provided, however, that nothing contained herein shall be deemed to prevent the Sellers from making such disclosures as may be (x) required to be filed with or submitted to regulatory agencies or bodies (including pursuant to a Tax Return), (y) required by applicable Law; or (z) otherwise expressly permitted by other provisions of this Agreement. As used in this Section 9.2(c), “Confidential Information” shall mean any information relating to (i) this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby or (ii) the business or affairs of Buyer, the Company and their respective Affiliates, including, without limitation, information relating to financial statements, client or customer identities, potential clients or customers, employees, suppliers, servicing methods, recipes, equipment, programs, strategies and information, analyses, profit margins or any other proprietary information; provided, however, that Confidential Information shall not include any information which is in the public domain or becomes generally known in the public domain through no wrongful act on the part of any of the Sellers. The Sellers acknowledge that the Confidential Information is vital, sensitive, confidential and proprietary to the Buyer and the Company.

(f) Enforceability; Blue Pencil. The Sellers recognize that the territorial, time and scope limitations set forth in this Section 9.2 are reasonable and are properly required for the protection of Buyer’s legitimate interest in client relationships, goodwill and trade secrets of the Business. In the event that any such territorial, time or scope limitation is deemed to be unreasonable by a court of competent jurisdiction, Buyer and the Sellers agree, and the Sellers submit, to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court shall deem reasonable under the circumstances. If such partial enforcement is not possible, the provision shall be deemed severed, and the remaining provisions of this Agreement shall remain in full force and effect.

(g) Remedies. The Sellers and Buyer acknowledge and agree that the covenants set forth in this Section 9.2 hereof are reasonable and necessary for the protection of Buyer’s interests, that irreparable injury will result if a Seller breaches any of the terms of this Section 9.2, and that in the event of a Seller’s actual or threatened breach of any of the provisions contained in this Section 9.2, Buyer will have no adequate remedy at Law.  The Sellers and Buyer accordingly agree that in the event of any actual or threatened breach by a Seller of any of the provisions contained in this Section 9.2, Buyer will be entitled to such injunctive and other equitable relief as may be deemed necessary or appropriate by a court of competent jurisdiction, without the requirement of posting a bond or other security or proving the lack or inadequacy of a remedy at Law. Nothing contained herein shall be construed as prohibiting such parties from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages which it is able to prove.

9.3. Further Assurances. The Sellers and Buyer shall execute and deliver such further instruments of conveyance and transfer and take such additional actions as Buyer, on the one hand, or a Sellers, on the other hand, may reasonably request to effect, consummate, confirm or evidence the transfer to Buyer of the Company Capital Stock and the conduct by Buyer of the Business (including with respect to obtaining and maintaining all licenses, permits, authorizations, accreditations and consents necessary or desirable in connection therewith), and such other things necessary, proper or advisable under applicable Law as may reasonably be required to carry out the provisions of this Agreement, the Transactions Documents and to consummate the transactions contemplated, and each Seller shall execute such documents as may be reasonably necessary to assist Buyer in preserving or perfecting its rights in the Company Capital Stock and its ability to conduct the Business.

9.4. Release.

(a) Except as provided in Section 9.4(e) below, each Seller on behalf of itself and any Person who may be bound by it (collectively, the “Releasing Parties”), releases the Company, Buyer and each of their respective officers, directors, partners, members, managers, shareholders, Affiliates, Subsidiaries, agents, attorneys, employees, predecessors, successors, heirs and assigns (collectively, the “Released Parties”) from any and all Proceedings, controversies, cross-claims, counter-claims, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or Liabilities of any nature whatsoever in law and in equity, both past and present (from the beginning of the world through the Closing Date) and whether known or unknown, suspected, or claimed against any of its, his or her Released Parties which such Releasing Party, or any officer, director, manager, trustee, spouse, heir, executor, administrator, successor or assign of such Releasing Party, has or may have, which arise out of or are connected with the Company or any predecessor thereto, whether arising under any federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance, or under any public policy, Contract or tort, or under common law; or any claim for breach of Contract, infliction of emotional distress, defamation, or any claim for costs, fees, or other expenses, including, without limitation, attorneys’ fees incurred in these matters (all of the foregoing collectively referred to herein as such Releasing Party’s “Released Claims”).

(b) Each Releasing Party represents that he, she or it has made no assignment or transfer of any Released Claim and agrees to indemnify and hold harmless the Released Parties from and against any and all Losses arising from or in any way related to any such assignment. Each Releasing Party acknowledges and intends that his, her or its execution and delivery of this release shall be effective as a bar to each and every one of the Released Claims, and expressly consents and agrees that this release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Released Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Released Claims), if any, as well as those relating to any other Released Claims hereinabove mentioned or implied.

(c) Each Releasing Party hereby covenants not to sue or to institute or cause to be instituted any Proceeding in any federal, state or local agency or any court or other tribunal against the Released Parties that is related directly or indirectly to any of the matters released in this Section 9.4. If any Releasing Party sues or otherwise institutes any such Proceeding, that Proceeding shall be dismissed upon presentation of this Agreement to the applicable agency, court or tribunal.

(d) Each Releasing Party agrees that if he, she or it violates any provision of this Agreement, such Releasing Party will pay all costs and expenses of defending against any related or resulting suit or other Proceeding incurred by his, her or its Released Parties, including reasonable attorneys’ fees.

(e) Notwithstanding the foregoing, nothing herein shall operate to impair the rights and obligations under, or prevent the Releasing Party from asserting any claim against any Released Party that such Releasing Party may have, if any, arising under this Agreement or any other Transaction Document. However, each Seller hereby agrees that it shall not (and shall cause his, her or its Affiliates not to) make any claim for indemnification against Buyer, the Company or any of their respective Affiliates by reason of the fact that any Seller or any Affiliate of any Seller is or was a stockholder, member, director, manager, officer, employee or agent of the Company or any of its Affiliates or is or was serving at the request of the Company or any of its Affiliates as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Buyer Indemnified Parties against any Seller pursuant to this Agreement, and each Seller (on his, her or its own behalf and on behalf of his, her or its Affiliates) hereby acknowledges and agrees that he, she or it shall not have any claim or right to contribution or indemnity from the Company or any of its Affiliates with respect to any amounts paid by it pursuant to this Agreement. In no event shall the Company or any of its Affiliates have any Liability whatsoever to any Seller (or any Affiliate of any Seller) for breaches of the representations, warranties, agreements or covenants of the Sellers hereunder, and each Seller shall not (and each Seller shall cause his, her or its Affiliates not to) in any event seek contribution from the Company or any of its Affiliates in respect of any payments required to be made by such Seller pursuant to this Agreement.

9.5. Company Name. From and after the Closing, no Seller nor any of their Affiliates shall use the words “MAG” or “Mid-American Growers” or any derivative of or reference to such words in connection with conducting any business.

9.6. Hemp Operations Payable. The Company will retain the Hemp Operations Payable, and subject to and after consummation of the Closing, Buyer will cause the Company to pay such Hemp Operations Payable on standard commercial terms, and not later than December 31, 2019.

9.7. Consulting Shares. At Closing, Buyer or its Affiliate will enter into a consulting agreement with Anne Hyde for certain services, pursuant to which she will be entitled to receive 137,362 shares of RWB Stock pursuant to an equity incentive plan or otherwise (the “Consulting Shares”), providing a vesting schedule for issuance of such Consulting Shares in 2020, in form acceptable to the parties thereto and subject to any requirements of applicable laws.

ARTICLE X.

INDEMNIFICATION

10.1. Indemnification by the Sellers. Subject to the limitations and conditions contained in this ARTICLE X, the Sellers agree to jointly and severally indemnify, defend and hold harmless Buyer and its respective Affiliates (for the avoidance of doubt, including the Company after the Closing and Real Estate Buyer) and each of their respective officers, directors, employees, agents, and representatives (each, a “Buyer Indemnified Party”), from and against, and to promptly pay to a Buyer Indemnified Party or reimburse a Buyer Indemnified Party for, any and all Liabilities (whether contingent, fixed or unfixed, liquidated or unliquidated, or otherwise), obligations, diminution in value, deficiencies, demands, claims, suits, actions, causes of action, assessments, losses, costs, expenses, interest, fines, penalties, damages or costs, or expenses of any and all investigations, proceedings, judgments, environmental analyses, remediations, settlements and compromises (including, without limitation, reasonable fees and expenses of attorneys, accountants and other experts) (individually, a “Loss” and collectively, the “Losses”) sustained or incurred by any Buyer Indemnified Party relating to, resulting from or arising out of any of the following:

(a) any inaccuracy in or breach of a representation or warranty made herein or in the Transaction Documents by a Seller;

(b) any non-compliance with or breach by a Seller of any of the covenants or agreements contained in this Agreement or the Transaction Documents to be performed by the Sellers, including, but not limited to, such covenants and agreements set forth in ARTICLE X hereunder;

(c) all Taxes (i) imposed on the Company for all Pre-Closing Tax Periods,

(ii) for a Pre-Closing Tax Period of any member of an Affiliated Group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar Law, and (iii) of any Person (other than the Company) imposed on the Company as a transferee or successor, by Contract or pursuant to Law, which Taxes relate to an event or transaction occurring before the Closing;

(d) any Indebtedness of the Company (excluding the assumption/refinancing of the Specified Indebtedness as contemplated herein);

(e) any Seller Transaction Expenses;

(f) any Excluded Liabilities (excluding the Hemp Operations Payable as contemplated herein);

(g) any of the items set forth on Schedule 10.1(g); and

(h) any environmental conditions at, under or on the Owned Real Property and Leased Real Property existing prior to Closing regardless of whether such conditions are actually discovered prior to the Closing (“Environmental Conditions”); provided, however, this subparagraph (h) shall not apply to any such condition discovered through laboratory analysis of environmental media (soil or groundwater) sampling conducted by or on behalf of a Buyer Indemnified Party after the Closing, except to the extent such sampling was either (i) required by a Governmental Authority pursuant to Law, (ii) conducted as part of an investigation of the 10,000 gallon underground storage tank or the 12,000 gallon underground storage tank disclosed on Schedule 4.17(ii), in the event either such tank has failed any mechanical or physical testing of the integrity of the UST system, including, but not limited to, hydrostatic testing or European suction testing (and such failure is not due to Buyer’s negligence or willful misconduct) or (iii) conducted as part of and to advance the IEPA closure of the LUST Matter in the event Buyer reasonably determines that Sellers have failed and/or refused to diligently pursue IEPA closure of the LUST Matter (the “Environmental Indemnity”). Except for the specific indemnities set forth on Schedule 10.1(g), this Environmental Indemnity shall be Sellers’ exclusive indemnification obligation to Buyer Indemnified Parties with respect to Environmental Conditions.

10.2. Indemnification by Buyer. Subject to the limitations and conditions contained in this ARTICLE X, Buyer agrees to indemnify, defend and hold harmless the Sellers, and each of their respective officers, directors, employees, agents, representatives, successors and assigns (each, a “Seller Indemnified Party”) harmless from and against, and to promptly pay to a Seller Indemnified Party or reimburse a Seller Indemnified Party for, any and all Losses sustained or incurred by a Seller Indemnified Party relating to, resulting from or arising out of any noncompliance with or breach by Buyer or Merger Sub of any of the covenants or agreements contained in this Agreement or the Transaction Documents to be performed by Buyer or Merger

Sub, including, but not limited to, such covenants and agreements set forth in ARTICLE X hereunder.

10.3. Third Party Claims. In the event that subsequent to the Closing any Person entitled to indemnification under this Agreement (an “Indemnified Party”) receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including, without limitation, any Federal, state or local domestic or foreign Governmental Authority) (a “Third Party Claim”) against such Indemnified Party, with respect to which a party to this Agreement is or may be required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice to the Indemnifying Party as promptly as practicable after learning of such claim. The Indemnifying Party shall not have the right to conduct the defense or compromise and settle any such Third Party Claim; however, any Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided that, prior to the Indemnifying Party assuming control of such defense it shall first verify to the Indemnified Party in writing that such Indemnifying Party shall be fully responsible (with no reservation of any rights) for all Liabilities relating to such claim for indemnification and that such Indemnifying Party shall provide full indemnification to the Indemnified Party with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder; and provided further, that:

(a) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnifying Party, and except that the Indemnifying Party shall pay all of the fees and expenses of such separate counsel if the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party);

(b) the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the claim for indemnification relates to or arises in connection with any criminal or quasi criminal proceeding, action, indictment, allegation or investigation; (ii) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification could be detrimental to or injure the Indemnified Party’s reputation or future business prospects; (iii) the claim seeks an injunction or equitable relief against the Indemnified Party; (iv) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (v) upon petition by the Indemnified Party an appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim; (vi) the claim is with respect to Taxes (and is not otherwise covered by Section 9.1(j) with respect to which party controls), (vii)

the Indemnified Party reasonably believes that the Indemnifying Party lacks the financial resources to satisfy any Losses relating to the claim; or (viii) the Indemnified Party reasonably believes that the Loss relating to the claim could exceed the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of this ARTICLE X;

(c) if the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, the Indemnified Party will be obligated to pay any monetary damages, injunctive or other equitable relief will be imposed against the Indemnified Party or such settlement does not expressly and unconditionally release the Indemnified Party from all Liabilities with respect to such claim, without prejudice; and

(d) if the Indemnifying Party is not entitled to, or does not, assume control of such defense pursuant to the preceding provisions of this Section 10.3, the Indemnified Party shall control such defense without waiving any right that the Indemnified Party may have against the Indemnifying Party for indemnification pursuant to this Section 10.3.

10.4. Direct Claims. Any claim under this ARTICLE X by an Indemnified Party for indemnification other than indemnification against a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, and the Indemnifying Party will have a period of thirty (30) calendar days within which to satisfy such Direct Claims. If the Indemnifying Party does not so respond within such thirty (30) calendar day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party under this ARTICLE X or otherwise. If an objection is timely interposed by the Indemnifying Party during such thirty (30) day period, then the Indemnified Party and the Indemnifying Party shall negotiate in good faith for a period of thirty (30) days from the date the Indemnified Party receives such objection (such period, or such longer period as agreed in writing by the parties, is hereinafter referred to as the “Negotiation Period”). If the Direct Claim that is the subject of such notice has not been resolved prior to the expiration of the Negotiation Period, the Indemnified Party or the Indemnifying Party will be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement.

10.5. Failure to Give Timely Notice. A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this ARTICLE X will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was materially damaged as a result of such failure to give timely notice vis à vis its rights and obligations hereunder or otherwise.

10.6. Survival of Representations and Warranties. All representations and warranties contained in ARTICLE III, ARTICLE IV and V shall survive the Closing for a period ending eighteen (18) months from the Closing Date, except that: (i) the representations and warranties set forth in Sections 3.1 (Authority), 3.2 (Title to Company Capital Stock), 4.1 (Authority), 4.2 (Organization and Qualification of the Company), 4.3 (Transaction Not a Breach), 4.4 (Capitalization; Title to Company Capital Stock), 4.9 (Taxes), 4.11(a) (Title to Owned Real Property), 4.21 (Broker Fees), 5.1 (Organization) and 5.2 (Authorization) (collectively, the

“Fundamental Representations”), shall survive the Closing for the maximum period permitted by Law (including Del. C. 8106(c)) and (ii) all representations or warranties in Articles III, IV and V shall survive beyond the applicable period with respect to any inaccuracy therein or breach thereof, provided notice of which shall have been duly given within such applicable period in accordance with ARTICLE X hereof. Notwithstanding the foregoing, except as otherwise expressly provided herein, the covenants and agreements of the Sellers and Buyer contained herein shall survive the Closing for the periods set forth therein or, if no such period is set forth, for the maximum period permitted by Law (including Del. C. 8106(c)). For the avoidance of doubt, Sellers’ indemnification obligations under Section 10.1(f) (Excluded Liabilities) shall survive Closing for a period ending eighteen (18) months from the Closing Date and Sellers’ indemnification obligations under Section 10.1(h) (Environmental Conditions) shall survive the Closing for a period of thirty-six (36) months from the Closing Date; provided that any claims asserted in writing by notice from a Buyer Indemnified Party prior to the expiration date of such survival period shall not thereafter be barred by the expiration of the relevant survival period and such claims shall survive until finally resolved.

10.7. Certain Limitations and Exceptions. Notwithstanding the foregoing:

(a) The Buyer Indemnified Parties shall not be entitled to recover under the provisions of this ARTICLE X for any inaccuracy in or breach of a representation or warranty pursuant to Sections 10.1(a), until (i) the aggregate amount which all Buyer Indemnified Parties would be entitled to recover on account thereof, but for this Section 10.7(a), exceeds $500,000 in the aggregate (the “Basket”), in which event the Buyer Indemnified Parties shall be entitled to recover for all such Losses (and not merely the portion of the Losses exceeding the Basket); provided however, that the Basket shall not apply to (i) recovery for an inaccuracy in or breach of any Fundamental Representation; (ii) recovery for any amounts in connection with any action or claim based upon Fraud; or (iii) any claims pursuant to Sections 10.1(b) through 10.1(h).

(b) The Buyer Indemnified Parties shall not be entitled to recover Losses under the provisions of this ARTICLE X for inaccuracy in or breach of a representation or warranty pursuant to Sections 10.1(a) in excess of the Cap; provided however, that the Cap shall not apply to (i) recovery for an inaccuracy in or breach of any Fundamental Representation; (ii) recovery for any amounts in connection with any action or claim based upon Fraud; or (iii) any claims pursuant to Sections 10.1(b) through 10.1(h).

(c) The Buyer Indemnified Parties shall not be entitled to recover Losses under the provisions of this ARTICLE X for Environmental Conditions pursuant to Section 10.1(h) and the specific environmental indemnity on Schedule 10.1(g) in excess of $50,000,000 (“Environmental Cap”).

(d) The Buyer Indemnified Parties shall not be entitled to recover under the provisions of this ARTICLE X to the extent the Losses relating to the matter were included as a Liability in the calculation of the Final Net Working Capital.

(e) Payments by an Indemnifying Party pursuant to Section 10.1 or 10.2 in respect of any Loss shall be (i) reduced by the amount of any net Tax benefit actually realized by the Indemnified Parties in connection with the Loss and (ii) increased by the amount of any Tax imposed on receipt of such indemnity payment (which for purposes of clarity takes into account any Tax detriment to such Indemnified Party).

(f) For purposes of determining whether any Loss has occurred, or calculating any Losses arising, directly or indirectly, from or in connection with a breach of a representation, warranty, covenant or agreement, all references to “material,” “materiality,” “in all material respects,” “Material Adverse Effect” or similar phrases or qualifiers contained in such representations and warranties shall be disregarded.

10.8. Manner of Payment. Subject to the limitations set forth in this Article X (including the Basket, the Cap and Environmental Cap), any Losses payable to a Buyer Indemnified Party pursuant to this Article X shall be satisfied: (i) from RWB Stock (including shares of RWB Stock to be issued pursuant to the RWB Stock Issuance Right) held in escrow pursuant to the terms of this Agreement and the Lock-Up Escrow Agreements by cancelling such number of shares of the Stock Consideration and Consulting Payment determined by dividing the amount of such Loss by the Fixed Stock Price (provided such setoff of RWB Stock shall not exceed in the aggregate twenty percent (20%) of the RWB Stock originally deposited in escrow); and (ii) to the extent the amount of Losses exceeds the RWB Stock available to the Buyer Indemnified Party for setoff, from the Sellers. Notwithstanding the foregoing, at Sellers’ option (subject to Sellers providing prompt notice of the same to the Buyer Indemnified Party), Sellers may pay immediately available funds to such Buyer Indemnified Party Sellers for such Losses in lieu of such Buyer Indemnified Party exercising its setoff rights against the RWB Stock under this Section 10.8.

10.9. Allocation of Indemnification Payments. The parties hereto agree that any indemnification payment pursuant to this Agreement shall, to the extent permitted by applicable law, be treated as an adjustment to the Aggregate Purchase Price for Tax purposes and shall be allocated as set forth in Section 9.1.

ARTICLE XI.

MISCELLANEOUS

11.1. Notices, Consents, Etc. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered, sent by fax or email (with hard copy to follow) or sent by reputable overnight express courier (charges prepaid), or (ii) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Such notices, demands and other communications shall be sent to the addresses indicated below or such other address or to the attention of such other person as the recipient has indicated by prior written notice to the sending party in accordance with this Section 11.1:

(a) If to Sellers:

Arthur VanWingerden

(REDACTED)

Kenneth VanWingerden

(REDACTED)

with a copy to:

Reinhart Boerner Van Deuren s.c. 1000 North Water Street, Suite 1700 Milwaukee, Wisconsin 53202 Attention: Lucien Beaudry

Email: (REDACTED)

(b) If to Buyer:

Michicann Medical Inc.

8820 Jane Street

Concord, Ontario  L4K 2M9

Attention: Brad Rogers

Email: (REDACTED)

11.2. Public Announcements. Unless required by Law (including in connection with the filing of any Tax Return), the Sellers and their Affiliates shall not make any public announcement or filing with respect to the transactions provided for herein without the prior consent of Buyer; provided, however, that no such press, news or other public release or announcement shall refer to the purchase price or other material economic terms of the transactions contemplated hereby without the prior written approval of Buyer and Sellers. Notwithstanding the foregoing, Buyer (and following completion of the RTO, RWB) shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (i) to Buyer’s representatives and employees of Buyer or its Affiliates, (ii) in connection with summary information about Buyer or Buyer’s Affiliates financial condition, (iii) to any of Buyer’s Affiliates, auditors, attorneys, financing sources, potential investors or other agents, (iv) to any bona fide prospective purchaser of the equity or assets of Buyer or its Affiliates, (v) to the Canadian Securities Exchange and (vi) as required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation.

11.3. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law or rule in any jurisdiction, in any respect, such invalidity shall not affect the validity, legality and enforceability of any other provision or any other jurisdiction and, the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby, all of which shall remain in full force and effect, and the affected term or provision shall be modified to the minimum extent permitted by Law so as to achieve most fully the intention of this Agreement.

11.4. Amendment and Waiver. This Agreement may be amended, or any provision of this Agreement may be waived upon the approval, in a writing, executed by Buyer, the Company and Sellers. No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any such party under or by reason of this Agreement. A waiver by any party of any term or condition of this Agreement in any one instance shall not be deemed or construed to be a waiver of such term or condition for any other instance in the future (whether similar or dissimilar) or of any subsequent breach hereof.

11.5. Counterparts. This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages or signature pages delivery by electronic transmission in portable document format (pdf)), all of which taken together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (pdf), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

11.6. Expenses. Except as otherwise specifically provided herein, each of the parties shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

11.7. Headings. The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

11.8. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by any Seller, without the prior written consent of Buyer, and neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by Buyer or Merger Sub without the prior written consent of Sellers, except that Buyer may assign or convey its rights and obligations under this Agreement (a) to RWB following consummation of the RTO,

(b) to any existing Affiliate of Buyer, (c) in connection with a merger or consolidation involving Buyer or in connection with a sale of any equity interests or assets of Buyer or its Affiliates or other disposition of all or any portion of the Business, or (d) to lenders of Buyer or its Affiliates as collateral security for borrowings, at any time whether prior to or following the Closing Date; and in each such case Buyer will nonetheless remain liable for all of its obligations hereunder.

11.9. Definitions. For purposes of this Agreement, the following terms have the meaning set forth below:

“Adjustment Calculation Time” means 11:59 p.m. Eastern standard time on the day immediately prior to the Closing Date.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

“Affiliated Group” means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law).

“Buyer Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Buyer (or RWB, following consummation of the RTO), or (b) the ability of Buyer (or RWB, following consummation of the RTO) to consummate the transactions contemplated hereby; provided, however, that “Buyer Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which Buyer (or RWB) operates; (iii) any changes or fluctuations in the price of RWB Stock; (iii) any other changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement; (vi) any changes in applicable Laws or accounting rules, including GAAP; or (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement.

“Cap” means $25,000,000.

“Cash Consideration” means $18,000,000.

“Charter Documents” means any corporate, partnership or limited liability organizational documents, including, but not limited to, Certificates or Articles of Incorporation, By-laws and Certificates of Existence, as applicable.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor law.

“Company Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could be reasonably expected to become, individually or in the aggregate, material adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (b) the ability of the Sellers to consummate the transactions contemplated hereby on a timely basis.

“Contract” means any contracts and, agreements, leases, licenses, instruments, obligations, arrangements or other understandings (whether written or oral), including amendments and supplements, modifications, and side letters or agreements.

“Environmental Laws” means all federal, state, local and foreign Laws, including statutes, regulations, ordinances, rules, directives, orders, decrees and other provisions or common law having the force or effect of law, and all judicial and administrative orders and determinations that are binding upon the Company or the Sellers, concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any hazardous substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date. By way of example and not limitation, the term “Environmental Laws” shall include (as may be amended from time to time prior to the Closing Date) the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Oil Pollution Act, the Endangered Species Act, the Safe Drinking Water Act, the Solid Waste Disposal Act, the Emergency Planning and Community Right to Know Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Clean Air Act and all regulations under such statutes.

“Equity Interests” means (i) in the case of a corporation, any and all shares (however designated) of capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership or limited liability company, any and all partnership or membership interests (whether general or limited), (iv) in any case, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, and (v) in any case, any right to acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Merger Consideration” means an amount equal to the Cash Consideration minus (i) the Estimated Seller Transaction Expenses, minus (ii) if the Net Working Capital Target exceeds the Estimated Net Working Capital, the amount by which the Net Working Capital Target exceeds the Estimated Net Working Capital, plus (iii) if the Estimated Net Working Capital exceeds the Net Working Capital Target, the amount by which the Estimated Net Working Capital exceeds the Net Working Capital Target.

“Excluded Liabilities” means all Liabilities relating to, based upon or arising from the business, operations or assets of the Company, or otherwise based upon or arising from events or circumstances relating to the Company, in each case, that arise, or relate to events or circumstances that occur, on or prior to the Closing regardless of whether such Liabilities are actually discovered or incurred prior to the Closing, but specifically excludes Environmental Conditions.

“Final Merger Consideration” means an amount equal the Cash Consideration minus (i) the Final Company Seller Transaction Expenses, minus (ii) if the Net Working Capital Target exceeds the Final Net Working Capital, the amount by which the Net Working Capital Target exceeds the Final Net Working Capital, plus (iii) if the Final Net Working Capital exceeds the Net Working Capital Target, the amount by which the Final Net Working Capital exceeds the Net Working Capital Target.

“Fixed Stock Price” means CAN$5.00 per share of RWB Stock.

“Fraud” means actual fraud (with scienter).

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or any successor authority) that are applicable as of the date of determination, consistently applied.

“Hemp Operations Payable” means the payable owing by the Company to Color Point, LLC, in an amount equal to $2,708,724.45 (as of August 31, 2019) for the working capital needs of the Company in the operation of its hemp-related business, plus such additional amounts advanced by Color Point, LLC to the Company from September 1, 2019 through Closing for the same consistent with past practices, which is memorialized by that certain confirmation of payable dated October 9, 2019, between the Company and Color Point, LLC.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, (i) any indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any Liabilities or obligations for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise, (iv) contingent reimbursement obligations with respect to letters of credit or similar obligations and bankers’ acceptances issued for the account of a Person, (v) any indebtedness guaranteed in any manner by such Person (including guarantees in the form of an agreement to repurchase or reimburse), (vi) any obligations under capitalized leases (as defined by GAAP), (vii) any indebtedness or Liabilities secured by a lien on such Person’s assets, (viii) any amounts owed by such Person to any Person under any deferred compensation arrangements, (ix) any “success fees” or bonuses, change of control payments, phantom equity payments, or severance payments arising from or otherwise triggered by the transactions contemplated by this Agreement (including the employer’s share of payroll Taxes attributable thereto), and (x) any deferred purchase price obligations related to past asset or stock acquisitions by such Person or any equityholder of such Person with respect to the Business. For purposes of calculating Indebtedness, all interest, prepayment penalties, premiums, fees and expenses (if any) which would be payable if Indebtedness were paid in full at the Closing shall be treated as Indebtedness.

“Independent Accountant” means a nationally recognized independent public accounting firm or other financial services firm that (i) is jointly selected by Buyer and Seller and (ii) does not have an existing business relationship with any of Buyer, Buyer’s Affiliates, Sellers or Sellers’ Affiliates. An Independent Accountant selected to resolve dispute will consider only disputed items and must resolve the matter in accordance with the terms and provisions of this Agreement. The appointment and engagement of the Independent Accountant, and any fees, costs or expenses associated therewith, shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller. The determination the Independent Accountant shall be conclusive and binding upon the parties hereto, absent fraud or manifest error (it being understood that in making such determination, the Independent Accountant shall be functioning as an expert and not as an arbitrator).

“Intellectual Property” means any of the following which are owned by the Company or used in connection with the Business: (a) patents and patent disclosures, (b) all registered and unregistered copyrights, (c) Internet domain names and websites related to social media companies and the content found thereon, (d) trademarks, service marks, trade dress, trade names and corporate names, and similar designations of source or origin including all common law marks, together with all of the goodwill represented thereby, (e) trade secrets, know-how, designs, discoveries, inventions (whether patented or not), technical data and other proprietary or confidential information, (f) Software and (g) all registrations, renewals and applications for registration or any causes of action of any nature available to Sellers of any of the foregoing.

“IP Agreements” means all incoming and outgoing licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, (a) to which the Company is a party, beneficiary or otherwise bound, and

(b) under which the Company expressly grants to a third party, or expressly receives from a third party, any right or license under any Intellectual Property.

“IP Registrations” means all Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any governmental authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“IRS” means the United States Internal Revenue Service (or any successor agency).

“Liability” means any obligation or liability, whether absolute or contingent, asserted or unasserted, known or unknown, liquidated or unliquidated, due or to become due, fixed or unfixed, and regardless of when or by whom asserted.

“Liens” means any mortgages, pledges, security interests, deeds of trust, liens, charges, options, conditional sales contracts, claims, covenants, easements, rights of way, title defects, restrictions on use, voting, transfer, receipt of income, or the right to exercise any other attribute of ownership, or other encumbrances of any nature whatsoever.

“Net Working Capital” shall mean, with respect to the Company, as of the Adjustment Calculation Time, (A) the sum of the current assets of the Company related to the Company’s operations prior to July 1, 2019 set forth on the Net Working Capital Schedule as of such date, as determined in accordance with GAAP, minus (B) the sum of the current liabilities of the Company related to the Company’s operations prior to July 1, 2019 set forth on the Net Working Capital Schedule as of such date, as determined in accordance with GAAP; provided, that for this purpose,

(i) current assets will not include any intercompany assets, any deferred Tax assets, prepaid income Tax assets or refunds therefor or any income Tax receivables and (ii) current liabilities will not include any intercompany liabilities, deferred Tax liabilities or income Tax liabilities. For the avoidance of any doubt, Net Working Capital shall not include any Indebtedness of the Company or Seller Transaction Expenses. The Net Working Capital Schedule sets forth an illustrative calculation of Net Working Capital.

“Net Working Capital Target” $0.00.

“Permitted Exceptions” means (i) zoning ordinances and regulations; (ii) real estate taxes and assessments, both general and special, which are a lien but are not yet due and payable at the Closing Date; (iii) easements, conditions, restrictions and covenants of record relating to the Property not objected to by Buyer as contemplated by the title and survey review process pursuant to Section 7.1(i); and (iv) the rights of the public in and to any roadways or highways within the legal description of the Owned Real Property or Leased Real Property.

“Permitted Liens” means (a) statutory and contractual landlord liens incurred in the ordinary course of business for sums (i) not yet due and payable or (ii) being contested in good faith, (b) liens for Taxes not yet due and payable, (c) statutory mechanic’s liens and materialmen’s liens for services or materials and similar statutory liens for amounts arising in the ordinary course of business that are not yet due and payable, (d) statutory liens of warehousemen and carriers and similar statutory liens securing obligations for amounts arising in the ordinary course of business that are not yet due and payable, and (e) zoning, entitlement, building and other land use regulations or restrictions which are not violated in any material respect by the current use and operation of such real property.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, entity or government (whether Federal, state, county, city or otherwise, including, without limitation, any instrumentality, division, agency or department thereof).

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Tax Effective Time and (ii) with respect to a Taxable period that commences before but ends after the Tax Effective Time, the portion of such period through the Tax Effective Time.

“Post-Closing Cash Consideration” means $5,000,000.

“Restructuring Transaction Documents” means an asset contribution agreement, bill of sale, assignment of contract rights, assignment of IP, assignment of trademarks and the assumption of liabilities, including the Schedules thereto and such other documents necessary to evidence the Pre-Closing Restructuring Transactions as contemplated hereby, each in form mutually agreeable to Sellers and Buyer.

“RWB Stock” means the class of stock of Michicann’s successor (RWB) to be listed on the Canadian Securities Exchange following completion of the RTO.

“RWB Stock Issuance Right” has the meaning given to it in Section 2.2(c)(iv).

“Seller Transaction Expenses” means (without duplication), to the extent not paid before the Closing, the collective amount payable by Sellers or the Company (i) to accountants, lawyers, advisors, brokers and other third parties, arising in connection with the sale of the Company Capital Stock, and (ii) in respect of any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Authority or other third-party, including change of control or transfer payments.

“Software” means any and all computer software and code, including all new versions, updates, revisions, improvements and modifications thereof, whether in source code, object code, or executable code format, including systems software, application software (including mobile apps), firmware, middleware, programming tools, scripts, routines, interfaces, libraries, and databases, and all related specifications and documentation, including developer notes, comments and annotations, user manuals and training materials relating to any of the foregoing (other than shrink wrap, click-thru or like licenses for commercial off-the-shelf software).

“Specified Indebtedness” means a portion of the principal and interest owing under that certain Amended and Restated Credit Agreement, dated December 13, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among AG Credit, the Company, Color Point, LLC, VW Properties, LLC and Mid-American Trucking, Inc. in an aggregate amount not to exceed $15,000,000.

“Stock Consideration” means 19,800,000 shares of RWB Stock, which is an aggregate number of shares of RWB Stock equal to the quotient of $75,000,000 (multiplied by a 1.32 exchange rate) divided by the Fixed Stock Price; provided that, the Stock Consideration will be determined only in the form of whole shares and any fractional shares shall be rounded up to the nearest whole share.

“Subsidiaries” means, with respect to any Person (other than an individual), any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or

(b) such Person or any other Subsidiary of such Person is a general partner.

“Tax” or “Taxes” means any and all federal, state, local and non-U.S. taxes, however denominated, the Liability for which is imposed by law, contractual agreement or otherwise, which taxes shall include, but not be limited to, all net income, gross income, gross receipts, franchise, excise, occupation, estimated, alternative minimum, add on minimum, premium, windfall profit, profits, gains, net worth, paid up capital, capital stock, greenmail, sales, use, ad valorem, value added, retailers’ occupation, stamp, natural resources, environmental, real property, personal property, custom, duty, transfer, recording, escheat or unclaimed property, registration, documentation, leasing, insurance, social security, employment, severance, workers’ compensation, impact, hospital, health, unemployment, disability, payroll, license, service, service use, employee or other withholding, or other tax or governmental charge, of any kind whatsoever, whether disputed or not, including any interest, penalties, fees, charges, levies, assessments, duties, tariffs, imposts or additions to Tax that may become payable in respect thereof, and any Liability in respect of such amounts arising as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person or by contract.

“Tax Returns” means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Trade Secrets” means all nonpublic, confidential or proprietary information, and all technology, know-how, inventions, processes, formulae, algorithms, models, methodologies, ideas, compositions, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing information and plans, customer and supplier lists, pricing and cost information and related information.

“Transaction Documents” means all agreements and instruments contemplated by and being delivered pursuant to or in connection with this Agreement, including without limitation, this Agreement, the Certificate of Merger, the Lock-Up Escrow Agreements and the Consulting Agreement.

11.10. Entire Agreement. This Agreement, the Preamble and the Exhibits and Schedules attached to this Agreement (all of which shall be deemed incorporated in the Agreement and made a part hereof) set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings or letters of intent among any of the parties hereto.

11.11. Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties to this Agreement and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement (other than in respect of the Indemnified Parties pursuant to ARTICLE X).

11.12. Interpretative Matters. Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (d) all references to “dollars” or “$” are to United States dollars and (e) whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” In addition, nothing in the Schedules hereto shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein (or is otherwise entitled to indemnification) in any respect, the fact that there exists another representation, warranty, or covenant (including any indemnification provision) relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached (or is not otherwise entitled to indemnification with respect thereto) shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant (or is otherwise entitled to indemnification pursuant to a different provision).

11.13. Knowledge. Where any representation or warranty contained in this Agreement is expressly qualified by reference “to the knowledge of the Company,” “Company’s Knowledge,” or any similar term, it refers to the actual knowledge of each Seller, Anne Hyde, Bruce Daniel, and Johannes Pieterse and all knowledge that such listed persons should have assuming such persons have conducted a reasonable inquiry or investigation regarding the subject matter at issue, including inquiring of those employees of the Company whose duties would, in the normal course of the Company’s affairs, result in such employees having actual knowledge concerning such subject, area or aspect.

11.14. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

11.15. Jurisdiction and Governing Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Delaware, without giving effect to provisions thereof regarding conflict of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts located in the State of Delaware, in respect of any claim relating to the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, or otherwise in respect of the transactions contemplated hereby and thereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding in which any such claim is made that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts.

11.16. Service of Process. Each of the parties hereto irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 11.15 hereof in any such action or proceeding by giving copies thereof by hand delivery of air courier to his, her or its address as specified in or pursuant to Section 11.1 hereof. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

11.17. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES (TO THE FULLEST EXTENT PERMITTED BY LAW) ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY.  IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

11.18. Schedules. The disclosure of any facts or items in the Schedules accompanying this Agreement is not intended to imply that such items so included are or are not material, or that the occurrence or existence of any such violation, inaccuracy, breach, default, failure to comply, change in circumstances, loss, effect, fact, agreement arrangement, commitment, understanding or obligation, as a result of the occurrence or existence thereof, would individually or collectively, result in a Company Material Adverse Effect.  The disclosure of any fact or item in the Schedules with respect to a particular paragraph or section of the Agreement shall be deemed to be disclosed with respect to such other paragraph or section of the Agreement to which an appropriate cross reference is made to another Schedule or to the extent it is reasonably apparent on its face that such disclosure is also applicable to any other paragraph or section of the Agreement. Each agreement, instrument and document described herein is incorporated herein by reference. All capitalized terms used in the Schedules and not otherwise defined in the Schedules will have the meanings assigned to them in this Agreement.

11.19. Consent and Waiver. By executing and delivering this Agreement, the Sellers consent to the Merger.

11.20. Special Rule for Fraud. Notwithstanding anything herein to the contrary, in no event shall any limit or restriction on any rights or remedies set forth in this Agreement limit or restrict the rights or remedies of any party for the Fraud by any other party or any Affiliate or representative of such other party.

11.21. Specific Performance. Each Seller acknowledges that the Business is unique and recognizes and affirms that in the event of a breach of this Agreement by a Seller, money damages may be inadequate and Buyer may have no adequate remedy at law. Accordingly, each Seller agrees that Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations of the Sellers hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief. If any such action is brought by Buyer to enforce this Agreement, each Seller hereby waives the defense that there is an adequate remedy at law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESSWHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

Signature Pate to Agreement and Plan of Merger

Signature Pate to Agreement and Plan of Merger

Exhibit A

Pre-Closing Restructuring Transactions

Prior to Closing, the Company has employed the following individuals, each of whom was previously employed by Salary, LLC:

[REDACTED}

Prior to Closing, the Company has discontinued all operations and sales arrangements and agreements with customers of its non-hemp related business.

Prior to Closing, the Company transferred the assets listed on Exhibit A-1 to Color Point, LLC.

The ERP system and proprietary formulations for hemp will be transferred to the Company (or otherwise, the Company and its post-closing affiliates will have a royalty-free perpetual license to use such IP.

EXHIBIT A-1

Asset ID	Description	Date Acquired	GL Asset Acct	Category	Cost	Net Book Value	Notes
2015-62	Agrinomix, Inc. KVXL Tray & Pot Filler	42342	15400	Greenhouse Equipment	$	$	TFR From IL to KY
2013-033	Agrinomix Seeding Tray Washer	41617	15400	Greenhouse Equipment	$	$	TFR From IL to KY
2013-044	AgrinomixU-RN09-R Plug Tray Filler	41638	15400	Greenhouse Equipment	$	$	TFR From IL to KY
2013-022	Visser XL Drum Seeding Line	41624	15400	Greenhouse Equipment	$	$	TFR From IL to KY
300031	39 Shipping Carts (Used)	38897	15600	Carts (3Y)	$	$	TFR From IL to KY
300059	1,000 Hi-Cube Transport Carts w Grid Shelves	39073	15600	Carts (3Y)	$	$	TFR From IL to KY
300074	1125 Metal Carts for Aldi's (1/2 Carts)	39202	15600	Carts (3Y)	$	$	TFR From IL to KY
300105	25 Barge Carts (Dbl R Mfg.)	39435	15600	Carts (3Y)	$	$	TFR From IL to KY
300113	1,500 Hi-Cube Transport Carts w/ 7,500 Grid S	39443	15600	Carts (3Y)	$	$	TFR From IL to KY
300160	800 HI-Cube Transport Carts w/ Grid Shelves(4	39813	15600	Carts (3Y)	$	$	TFR From IL to KY
300217	2000 Shipping Carts (PacWest)	40263	15600	Carts (3Y)	$	$	TFR From IL to KY
300249	800 Shipping Carts (Bases w/2 Sides & 7 shelv	40297	15600	Carts (3Y)	$	$	TFR From IL to KY
300256	Casters for New Carts (3200) (AmEx/Allied Cas	40333	15600	Carts (3Y)	$	$	TFR From IL to KY
300282	Shipping 1/2 Carts - Metal - Used	40528	15600	Carts (3Y)	$	$	TFR From IL to KY
300287	800 Planting Carts	40541	15600	Carts (3Y)	$	$	TFR From IL to KY
300288	Wheels for Carts - asset #300287	40543	15600	Carts (3Y)	$	$	TFR From IL to KY
300325	220 Shipping Carts - Midified High Cube w/ 6 S	40626	15600	Carts (3Y)	$	$	TFR From IL to KY
300343	24 Barge Carts	40647	15600	Carts (3Y)	$	$	TFR From IL to KY
300386	Casters (Wheels) for Carts	40905	15600	Carts (3Y)	$	$	TFR From IL to KY
300409	800 Shipping Carts (Used)	40955	15600	Carts (3Y)	$	$	TFR From IL to KY
300420	250 Shipping Carts	41030	15600	Carts (3Y)	$	$	TFR From IL to KY
300428	Casters for New Carts	41033	15600	Carts (3Y)	$	$	TFR From IL to KY
300436	2,000 Shipping Carts - Hook-in Style (33"x23.5	41228	15600	Carts (3Y)	$	$	TFR From IL to KY
300560	Casters for New Shipping Carts	41690	15600	Carts (3Y)	$	$	TFR From IL to KY
300561	Wheels for New Shipping Carts	41726	15600	Carts (3Y)	$	$	TFR From IL to KY
2014-105	803 Powder Coated Shipping Carts	42006	15600	Carts (3Y)	$	$	TFR From IL to KY
2016-11	Double R Manufacturing Flower Carts	42551	15600	Carts (3Y)	$	$	TFR From IL to KY
						$	
1033	Tugger Qty 5	43374	15600		$ (REDACTED)	$ (REDACTED)	TFR From KY to IL

Exhibit B

Form of Real Estate Purchase Agreement

[See attached.]

REAL ESTATE PURCHASE AGREEMENT

THIS REAL ESTATE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of [●], 2019, between [BUYER ENTITY], whose address is [●] (“Buyer”), and VW Properties, Inc., a [●] corporation (“Seller”), each of Arthur VanWingerden and Ken VanWingerden (each a “Shareholder” and collectively, and jointly and severally, the “Shareholders”). Buyer, Seller and the Shareholders are sometimes referred to herein individually as a “Party” and collectively as the “Parties”, as the case may be.

RECITALS:

A. Seller owns the land consisting of approximately 106 acres located at 14240 Greenhouse Ave., Granville, Illinois 61326, which is legally described on Exhibit A attached to this Agreement, (the “Land”), together with (i) the buildings, plant facilities, structures, building systems, fixtures and improvements located thereon (collectively, the “Improvements” together with the Land are collectively referred to as the “Real Property”) (ii) all right, title and interest of Seller, if any, in and to all and singular the rights, benefits, privileges, easements, tenements, hereditaments, rights of way and appurtenances thereon or appertaining thereto and any air rights and/or development rights appurtenant to the Land or the Improvements, (iii) all right, title and interest of Seller, if any, in and to the equipment, furnishings, furniture, fixtures, machinery, inventory, appliances and other personal property, if any owned by Seller and now located on or about the Land or Improvements, including without limitation the personal property listed on Schedule 1 attached hereto and made a part hereof (collectively, the “Personal Property”) and (iv) all intangible property related to the Land or Improvements owned or in the name of Seller, including, without limitation, all assignable warranties and guaranties, all plans, specifications, consents, authorizations, variances, licenses, permits and approvals from any governmental or quasi-governmental agency, department, board, commission, bureau or other entity or instrumentality if any, relating to the Land and Improvements (collectively, the “Intangibles”) (all of the foregoing, collectively, the “Property”).

B. Seller desires to sell to Buyer and Buyer desires to purchase from Seller the Property upon and subject to the terms and conditions set forth in this Agreement and that certain Agreement and Plan of Merger dated as of the date hereof, by and among Michicann Medical Inc., RWB Acquisition Sub, Inc., Mid-American Growers, Inc. and the Shareholders (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”).

C. The Shareholders own Seller and will benefit from sale of the Property to Buyer.

NOW, THEREFORE, in consideration of the mutual covenants, promises, and agreements set forth herein and subject to the terms and conditions contained herein, the parties agree as follows:

1. Sale and Conveyance. At the Closing (as hereinafter defined), subject to the terms and conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Property for the purchase price of Two Million and No/100ths Dollars ($2,000,000) (“Purchase Price”). As part of any Closing under this Agreement, the Property

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would be conveyed by a limited warranty deed free and clear of any and all Liens and subject only to the Permitted Exceptions.

2. Closing; Closing Deliverables. Subject to the conditions set forth herein, the consummation of the transactions that are the subject of this Agreement (the “Closing”) shall occur at the offices of Honigman LLP, 660 Woodward Avenue, 2290 First National Building, Detroit, Michigan 48226, or at such other place as Buyer, Seller and Shareholders may mutually agree upon in writing, or remotely by mail, facsimile, e-mail and/or wire transfer, in each case to the extent acceptable to the parties hereto, at 10:00 a.m., Detroit time, on the second business day after satisfaction of the conditions set forth in Section 7 (other than those to be satisfied at the Closing, but subject to their satisfaction or waiver at the Closing). The date on which the Closing is to occur is herein referred to as the “Closing Date.” Regardless of the actual time of the Closing, except as otherwise expressly provided herein, for tax and accounting purposes, the Closing shall be deemed effective as of close of the day immediately preceding the Closing Date. At the Closing, the parties will execute and deliver or cause to be executed and delivered, as applicable, the following:

(a) Seller shall execute and deliver to the Title Company in escrow an originally executed special warranty deed (the “Deed”), in form approved by Buyer, conveying to Buyer fee simple title to the Property, subject only to the Permitted Exceptions, and otherwise mutually acceptable to Seller and Buyer.

(b) Seller shall deliver to the Title Company in escrow all transfer and other tax declarations for the Property (or MyDec filing) as may be required by law in connection with the transaction contemplated by this Agreement duly executed and sworn to by Seller and, to the extent required, by the Title Company and any other certification from the Town and County where the Property is located, required to record the Deed with the County Recorder’s Office.

(c) To the extent the Parties reasonably determine necessary or advisable, Seller shall deliver to Buyer a release letter or certificate for the Property from the Illinois Department of Revenue stating that no assessed but unpaid tax penalties or interest are due under Section 9-902(d) of the Illinois Income Tax Act, as amended, or 35 ILCS 120/5j of the Illinois Compiled Statutes, as amended; and (ii) a letter of clearance for the Property from the State of Illinois’ Department of Employment Security stating that no assessed but unpaid tax penalties or interest are due under Section 2600 of the Illinois Unemployment Insurance Act (820 ILCS 405/2600), as amended (the release letters and clearances referred to in (i) – (ii) above are referred to collectively as the “Bulk Sale Releases” and individually as a “Bulk Sale Release”). Concurrent with the execution and delivery of this Agreement, Seller has completed, signed and delivered to Buyer (i) the Illinois Department of Revenue Form ITR-1 Request for Tax Clearance and (ii) the State of Illinois Department of Employment Security Request For Letter of Clearance and acknowledges that Buyer shall process the same with the Illinois Department of Revenue and the Illinois Department of Employment Security, respectively.

(d) Seller shall deliver to the Title Company in escrow a bill of sale and general assignment conveying title to Buyer to the Personal Property and the Intangible Property;

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(e) Buyer shall deliver to the Title Company the Purchase Price, as adjusted by the adjustments and prorations provided for in this Agreement in accordance with a closing statement to be prepared by the Title Company (the “Closing Statement”).

(f) Seller shall terminate the Service Contracts, except those Service Contracts, if any, which Buyer has elected to continue and assume as of the Closing pursuant to Section 5(a). Seller shall execute and deliver to Buyer such documents or instruments of conveyance and transfer for the purpose of assigning such Service Contracts to Buyer.

(g) Seller shall deliver to Buyer all keys in Seller’s possession or control to all locks on the Property.

(h) Seller and Buyer shall execute and deliver the Closing Statement setting forth the Purchase Price and reflecting all credits, adjustments and prorations provided for in this Agreement.

(i) Seller shall execute and deliver to the Title Company such affidavits with respect to the Property as the Title Company shall require in order to delete from its title insurance policies those of the so-called “standard exceptions” that are removable by affidavit and Seller shall deliver to the Title Company documents evidencing its existence, authority and good standing as required by the Title Company.

(j) Seller shall execute and deliver to Buyer a non-foreign person affidavit or a qualifying statement sufficient in form and substance to relieve Buyer of any and all obligation to deduct, withhold or pay any amount of tax pursuant to Section 1445 of the Internal Revenue Code of 1986, as amended (“Code”).

(k) Seller shall cause the Title Company to provide Buyer with the proforma or marked-up Title Commitment as required under this Agreement.

(l) Seller shall have terminated all leases currently in effect concerning the Property (except as otherwise requested by Buyer) and shall have entered into binding terminations of any Service Contracts on the Property with respect to those Service Contracts that Buyer (in its sole discretion) has not elected to continue pursuant to Section 5(a), so that such are no longer in effect as of the date of Closing, in each case to the satisfaction of Buyer.

(m) Seller shall deliver to Buyer exclusive possession of the Property in the condition existing on the date of this Agreement (subject to normal wear and tear), subject to the rights of no persons whatsoever except Buyer.

(n) Buyer and Seller shall execute and deliver to each other such other documents as are contemplated to be executed and/or delivered pursuant to the provisions of this Agreement, or as reasonably requested by the other party hereto.

3. Representations and Warranties of Shareholders.

(a) Each Shareholder, severally and not jointly, represents and warrants to Buyer as to itself only, as of the date of this Agreement and as of the Closing Date, as follows:

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(i) Authority. Each Shareholder has full power, right and authority to enter into and perform such Shareholder’s obligations under this Agreement and each of the related transaction documents to which such Shareholder is a party. This Agreement and each of the related transaction documents to which such Shareholder is a party has been duly executed and delivered by such Shareholder, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the valid and legally binding obligation of such Shareholder and are enforceable against such Shareholder in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(ii) Noncontravention. The execution, delivery and performance by each Shareholder of this Agreement and the related transaction documents to which such Shareholder is a party and the consummation of the transactions contemplated hereby or thereby will not, or would not: (a) violate or conflict with or result in a breach of or default under any provision of any law, statute, rule, regulation, order, permit, by law, enactment, ordinance, directive, judgment, injunction, decree or other decision of any Governmental Authority (each a “Law” and, collectively, “Laws”), in each case applicable to such Shareholder; (b) constitute (with or without due notice or lapse of time or both) a default under or an event which would give rise to any right of notice, modification, acceleration payment or cancellation under or permit any party to terminate under any material contract, agreement, indenture, mortgage, note, bond, license or other instrument or obligation of such Shareholder or by which the assets of such Shareholder may be bound or subject; (c) result in the creation or imposition of any Lien upon any of the Property; or (d) require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any court, arbitral body, administrative or governmental body, department, commission, board, agency or instrumentality, legislative, executive or regulatory authority or agency (whether foreign or domestic) (each, a “Governmental Authority”) or other Person.

(iii) Litigation. There is no claim, action, cause of action or suit (whether in contract, tort, eminent domain, or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, grievance, arbitration, investigation, hearing, charge, complaint, demand, notice, audit, inquiry, notice of violation, order, or other proceeding (each a “Proceeding” and, collectively “Proceedings”) pending or, to each Shareholder’s knowledge, threatened against or affecting such Shareholder in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby.

(iv) Broker Fees. Neither Shareholder has employed any broker, finder or agent or has incurred or will incur any obligation or Liability to any broker, finder or agent with respect to the transactions contemplated by this Agreement or otherwise, and all fees and expenses and other obligations payable in connection with or as a result of such agreements will be paid by Shareholders and Seller, and Buyer will have no obligations in respect thereof.

4. Representations and Warranties of Seller.

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(a) Seller and the Shareholders, jointly and severally, represent and warrant to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

(i) Authority. Seller has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. This Agreement and each of the Transaction Documents to which Seller is a party has been duly executed and delivered by Seller, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the valid and legally binding obligation of Seller and are enforceable against Seller in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exception.

(ii) Organization and Qualification of the Seller. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of ______________. Seller has full corporate power and authority to carry on its business as now being conducted and as currently proposed to be conducted and to own, lease or otherwise hold the Property and such other properties and assets it now owns, leases or otherwise holds. Seller is duly qualified or licensed to do business and is in good standing as a foreign corporation in the State of Illinois and, as applicable, in each of the other jurisdictions listed on Schedule 4(a)(ii). Seller has no Subsidiaries. Complete and correct copies of the Charter Documents of Seller and all amendments thereto to date, certified (as applicable) by the Secretary of State of ________________ have been delivered to Buyer and will not be modified or amended prior to the Closing. Schedule 4(a)(ii) sets forth a list of all of the officers and directors (or similar persons) of Seller.

(iii) Noncontravention. The execution, delivery and performance by Seller of this Agreement and the other transaction documents to which Seller is a party and the consummation of the transactions contemplated hereby or thereby will not, or would not: (A) violate or conflict with or result in a breach of or default under any Law, in each case applicable to Seller; (B) constitute (with or without due notice or lapse of time or both) a default under or an event which would give rise to any right of notice, modification, acceleration payment or cancellation under or permit any party to terminate under any material contract, agreement, indenture, mortgage, note, bond, license or other instrument or obligation of Seller or by which the Property may be bound or subject; (C) result in the creation or imposition of any Lien upon the Property; or (D) require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any Governmental Authority or other Person.

(iv) Title to Property.

(A) Seller has and will have at the Closing, good and marketable indefeasible fee simple title to the Property, which title, at Closing, shall be free and clear of all Liens, except Permitted Exceptions. Except for the lease granting the right to grow corn and soybeans on approximately 40 acres of the Property, the terms of which have been disclosed to Buyer and which lease expires prior to January 1, 2020 and which is not subject to renewal without Seller’s consent, neither Seller nor any Seller Party has leased or otherwise granted to any Person (other than a Seller Party) the right to use or occupy the Property or any portion thereof and as of the Closing Date, there will exist no possessory interests in the Property except for the fee simple interest of Buyer in the Property and any other interests granted solely

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by Buyer. Other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Property or any portion thereof or interest therein.

(B) To the extent any of the Property consists of Personal Property, Seller has good and valid title to, a valid leasehold interest in, or a valid license to use all such Personal Property. Such Personal Property is operated in conformity with all applicable Laws and regulations, is structurally sound (in the case of the buildings and improvements), is in good condition and repair, except for reasonable wear and tear, and is usable in the ordinary course of business.

(v) Compliance with Applicable Laws. Except as set forth on Schedule 4(a)(v), Seller and each Seller Party that occupies or uses the Property, and the Property is and has been in material compliance with all Laws (including Environmental Laws) applicable to it or the operation, use, occupancy or ownership of the Property or conduct of the Business at the Property, and Seller nor any Seller Party that occupies or uses the Property has received written notice (and to Seller’s Knowledge, any oral notice) from any Governmental Authority regarding any failure to so comply. Seller nor any Seller Party has (i) been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action or (ii) made any bribes, kickback payments or similar payments of cash or other consideration or paid any remuneration, in cash or in kind, in violation of 42 U.S.C. § 1320a-7b(b) or similar provisions of applicable Law, that is capable of forming the basis of criminal prosecution of, or civil action against, the Seller or a Seller Party.

(vi) Tax Matters. The tax parcel numbers that are assigned to the Land and Improvements do not affect or include any other land or improvements and there are not any pending appeals for the reduction or relief from the payment of any real estate taxes. Except as set forth on Schedule 4(a)(vi), neither Seller, nor any Seller Party has received any notice and or has any knowledge of (i) any special assessments affecting the Property; (ii) any tax deficiency, lien or assessment against the Property, in each case, which has not been paid or the payment for which adequate provision has not been made; (iii) any violations of Laws with respect to the Property; (iv) any condemnations or imminent domain proceedings; (v) any pending zoning or subdivision changes that would affect the Property. Seller is not a "foreign person" as defined in Section 1445 of the Code.

(vii) Service Contracts. Schedule 4(a)(vii) sets forth all leases and contracts for management, maintenance or other services to the Property (“Service Contracts”), and there are no other agreements, oral or written, relating to, affecting or binding on the Property or any part thereof (or Buyer as the new owner thereof).

(viii) Property Improvements. With respect to the Property: (A) All Improvements are in good condition and repair (normal wear and tear excepted) and are sufficient for the conduct of the business of Seller and the Seller Parties on the Property, (B) There are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in with the use or occupancy of the Improvements, or any portion thereof in the operation by Seller or any Seller Party on the Property or the Business on the Property, (C) The Property and Improvements and Seller’s and each Seller Party’s use thereof conform to all

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applicable building, zoning and other Laws and (D) There is no pending or threatened condemnation or other Proceeding affecting any portion of the Property or any of Seller’s or Seller Party’s use thereof.

(ix) Litigation. Except as set forth on Schedule 4(a)(ix), there is no Proceeding pending or, to Seller’s Knowledge, threatened against Seller or the Property or Seller’s or any Seller’s Party’s use thereof (or to Seller’s Knowledge, pending or threatened against any of the officers, managers, directors or key employees of Seller with respect to the Property), or to which Seller is otherwise a party. Seller is not subject to, and the Property is not bound by, any judgment, order or decree of any court or Governmental Authority. Seller is not currently engaged in any Proceeding to recover monies due it or for damages sustained by it with respect to the Property. Schedule 4(a)(ix) sets forth a list of all closed litigation matters relating to the Property (including predecessors) during the three (3) years preceding the date hereof, the date such litigation was commenced or concluded, and the nature of the resolution thereof (including amounts paid in settlement or judgment).

(x) Licenses and Permits. Seller owns, holds, possesses or lawfully uses all the permits, licenses, registrations, authorizations, industry certifications, consents, certificates, orders, franchises, variances and approvals of Governmental Authorities or other Persons and other Intangibles necessary for the ownership, use, occupancy or operation of the Property, all of which are identified on Schedule 4(a)(x) (collectively, the “Permits”).  Seller is in compliance with all such Permits, all of which are in full force and effect, and Seller has not received any written notices (or to Seller’s Knowledge, any oral notice) to the contrary. Neither the execution, delivery nor performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in the loss or impairment of, or require the consent of any other Person in respect of Buyer’s right to take transfer of such Permits.

(xi) Health, Safety and Environment.

(A) Except as set forth on Schedule 4(a)(xi) hereof, Seller has complied and is in compliance with all Environmental Laws.

(B) Seller has not received any written notice, report, order, directive or other information regarding any actual or alleged violation of Environmental Laws, or any Liabilities, including any investigatory, remedial or corrective obligations, relating to Seller, any Seller Party, the Property arising under Environmental Laws.

(C) None of the following exists at the Property: (1) underground storage tanks, (2) asbestos containing material in any form or condition, (3) materials or equipment containing polychlorinated biphenyls, (4) landfills, surface impoundments, or disposal areas, or (5) groundwater monitoring wells, potable drinkable water wells, petroleum wells or production water wells.

(D) Neither Seller nor its Affiliates, or any predecessor owner of the Property, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, released or exposed any Person to any substance, including any hazardous substance, at, under, on or from the Property, or any parcel of land adjacent to the Property, in a manner that has given or could give rise to any current or

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future Liabilities (including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigatory, corrective or remedial obligations) pursuant to any Environmental Laws.

(E) No third party has used the Property for the purpose of treating, generating, manufacturing, producing, storing, handling, treating, transferring, releasing, processing or transporting any petroleum, hazardous waste or hazardous substance and/or toxic waste or toxic substance, as such terms are defined in RCRA, CERCLA, the Superfund Amendments and Reauthorization Act, Public Law 99 499 as amended, or any other federal, state or local environmental law, regulation, code or ordinance.

(F) Neither Seller nor any Seller Party, has received any written or oral notice, claim, report, order, directive, or other information regarding any actual or alleged violation of Environmental Laws, or any Liability, including any investigatory, remedial or corrective obligation, arising under Environmental Laws and relating to the Property.

(G) Neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of Governmental Authorities or third parties, pursuant to any of the so called “transaction triggered” or “responsible property transfer” Environmental Laws.

(H) Seller has not, either expressly or by operation of law, assumed, undertaken, or provided an indemnity with respect to any Liability (including any investigative, corrective or remedial obligation) of any other Person relating to Environmental Laws.

(I) Seller has furnished to Buyer all environmental audits, reports and other environmental documents materially bearing on environmental, health or safety atters relating to the Property, which is in its possession, custody or control.

(J) No work has taken place on the Property in the last one hundred twenty (120) days that would create in any party a right to a lien against any of the Property, except for such work that has been fully paid for by Seller and for which Seller will obtain lien waivers and affidavits if requested by the Title Company.

(xii)  Employees.  Seller has no employees and never has had any employees.

(xiii)  Broker Fees.  Seller has not employed any broker, finder or agent or has incurred or will incur any obligation or Liability to any broker, finder or agent with respect to the transactions contemplated by this Agreement or otherwise, and all fees and expenses and other obligations payable in connection with or as a result of such agreements will be paid by Seller, and Buyer will have no obligations in respect thereof.

5. Representations and Warranties of Buyer. Except as set forth in any Buyer disclosure schedules attached to this Agreement, Buyer hereby represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows

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(a) Organization. Buyer is a corporation organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority to own, operate and lease its properties and carry on its businesses as now conducted. Buyer is duly licensed and qualified to do business in and is in good standing under the laws of each jurisdiction where the failure to do so would have a Buyer Material Adverse Effect.

(b) Authorization. Buyer has the full corporate power, right and authority to enter into and perform its obligations under this Agreement and each of the related transaction documents to which it is a party. The execution, delivery and performance of this Agreement and each of the related transaction documents to which Buyer is a party have been duly and properly authorized by Buyer by all requisite action in accordance with applicable law and with the Charter Documents of Buyer. This Agreement and each of the related transaction documents to which Buyer is a party have been duly executed and delivered by Buyer and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties thereto, constitute the valid and legally binding obligation of Buyer and are enforceable against Buyer in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exception.

(c) Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the related transaction documents to which it is a party and the consummation of the transactions contemplated hereby or thereby will not: (a) except with respect to federal Laws related to cannabis, violate or conflict with or result in a breach of or default under any provision of any Laws; (b) constitute a default under the Charter Documents of Buyer; (c) constitute a default or an event which would permit any party to terminate, or accelerate the maturity of any indebtedness or other obligation under, any material contract, agreement, indenture, mortgage, note, bond, license or other instrument to which Buyer is a party or by which Buyer, or Buyer’s properties, are bound or subject; or (d) except for the Requisite Approval (as defined in the Merger Agreement), such authorizations and filings as may be required under the HSR Act and other antitrust laws applicable to the transactions contemplated by this Agreement and the Merger Agreement and such authorizations, exemptions, filings and other actions required under the Merger Agreement pursuant to applicable securities laws, require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any Governmental Authority or other Person, except in the case clauses (a), (b) or (c), other than such violations, conflicts, breaches, defaults or rights to terminate or accelerate that individually or in the aggregate would not reasonably be expected to have a Buyer Material Adverse Effect.

6. Covenants.

(a) Evidence of Title.

(i) Buyer may obtain a commitment for a policy of title insurance (“Title Commitment”) in the amount of the Purchase Price, issued by the Title Company. At the Closing, Seller shall, in accordance with the allocation of costs set forth in Section 6(h) below, cause the Title Company to deliver to Buyer a proforma or marked-up copy of the Title Commitment identifying Buyer as the owner of the Property, with those of the so called “standard exceptions,” which can be deleted by affidavit of Seller, and/or evidence of payment

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by Seller for “standard exceptions” relating to monetary obligations and/or delivery of a recent Survey to the Title Company, deleted, and subject only to the Permitted Exceptions.

(ii) Buyer, at its sole cost, may also obtain an updated certified ALTA survey of the Property which survey, subject to clause (iii) below, contains such detail as Buyer shall require in its sole discretion (a “Survey”). At or prior to Closing, the Survey shall be certified to Buyer, Seller, the Title Company and, if applicable, such lending institution or institutions as Buyer shall desire.

(iii) Prior to Closing, Seller shall receive Buyer’s written notice identifying encumbrances, defects or exceptions (“Defects”) which render title to the Property unsatisfactory to Buyer (the “Buyer Notice”). Subject to the last sentence of this clause (iii), Seller will have five (5) business days after receipt of such Buyer Notice (the “Cure Period”) to use commercially reasonable efforts to cure such Defects, or, if Buyer agrees in writing, Seller may use commercially reasonable efforts to obtain title insurance from the Title Company sufficient to insure against such Defects to Buyer’s satisfaction. If, within the Cure Period, Seller is unable to cure, eliminate or insure over such Defects, Buyer shall have the option, to be exercised prior to Closing, to (A) work with Seller to reach a mutually agreeable resolution to address such uncured or uninsured Defects and proceed with this transaction, or (B) cancel and terminate this Agreement by written notice to Seller, and in such event neither Seller nor Buyer shall have any further obligation, liability or responsibility to each other under this Agreement, except as otherwise expressly provided in this Agreement. Such termination shall also act as a termination of the Merger Agreement. The foregoing notwithstanding, Seller shall be obligated, without the requirement for further notification, to pay in full on or before the Closing (1) any monetary obligation defects or encumbrances relating to the Property, (2) any mortgage or similar indebtedness relating to the Property, and (3) any mechanic’s lien, judgment lien or other similar lien encumbering the Property, provided such mechanic’s, judgment or similar liens are of a liquidated or ascertainable amount and readily curable by a payment of money.

(b) General. Subject to the terms of this Agreement, each party hereto shall use reasonable commercial efforts to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the conditions set forth in Section 7. Without limiting the foregoing, each of the parties shall execute and deliver all agreements and other documents required to be delivered by or on behalf of such party under Section 2.

(c) Notices and Consents

(i) Seller shall give all required notices to third parties and use commercially reasonable efforts to obtain all required third party consents in connection with the matters contemplated by this Agreement.

(ii) Each of the parties hereto shall give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents and approvals of all Governmental Authorities in connection with the transactions contemplated by this Agreement.

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(d) Conduct of Seller. Except as required by Law or as otherwise expressly permitted or specifically contemplated by this Agreement, Seller and Shareholders covenant and agree to, and to cause any Seller Party occupying, using or operating the Property to, during the period from the date of this Agreement until the earlier of either the Closing Date or the time that this Agreement is terminated by its terms, unless the other party shall otherwise agree in writing, conduct its business involving the Property in the usual and ordinary course of business.

(i) Without limiting the generality of the foregoing: Seller shall (and cause such Seller Parties to) (A) not transfer the Property or any portion thereof or create on the Property or any portion thereof any easements, liens, mortgages, encumbrances or other interests; (B) not enter into any agreements relating to the Property without Buyer’s written approval, at Buyer’s sole discretion; (C) in the ordinary course and consistent with past practice, continue to maintain and repair the Property in at least the manner which it has previously maintained and repaired the Property; (D) keep in effect the existing policies of public liability and hazard and extended coverage insurance insuring the Property; (E) comply in all material respects with all Laws or municipal ordinances, regulations, orders or requirements affecting the Property; (F) pay as agreed any amounts owing or due and payable to any holder of a mortgage or deed of trust encumbering all or any part of the Property; (G) pay all taxes, assessments, and utility charges (including all water and sewer service charges, and charges for gas, electric, telephone, data, and all other public utilities) with respect to the Property; and (H) not do anything to cause a change in the title to the Property except to cure title defects as permitted under this Agreement.

(e) Access. From the date hereof through Closing: Buyer and its agents, engineers, surveyors, appraisers, auditors and other representatives (collectively, “Buyer’s Representatives”) shall have the right to enter upon the Property to inspect, examine, survey, obtain engineering inspections and environmental studies, appraise and otherwise do that which, in the opinion of Buyer, is necessary to determine the boundaries, acreage and condition of the Property and the suitability of the Property for the uses intended by Buyer (including, without limitation, inspect, review and copy any and all documents in the possession or control of Seller, its agents, contractors or employees, and which pertain to the construction, ownership, use, occupancy or operation of the Property or any part thereof), and to apply for and attempt to obtain any entitlements, governmental approvals, permits or economic development incentives desired by Buyer to develop the Property as Buyer sees fit in its sole discretion.  Without limiting the foregoing, Seller shall provide to Buyer copies of existing environmental reports including Phase I and/or Phase II environmental studies; copies of existing geotechnical reports and soil testing reports and analyses in the possession of Seller with respect to the Property and the operations thereon and also permit Buyer and Buyer’s Representatives to conduct environmental due diligence of the Property (including but not limited to a Phase I environmental study)(such historical reports and new reports obtained by Buyer, collectively, the “Environmental Assessment Reports”).

(f) Notices; Update to Schedules.

(i) From the date of this Agreement until the Closing, promptly after it obtains Knowledge thereof (other than from Buyer), but in all events prior to Closing, Seller and the Shareholders will, and will cause any other Seller Party occupying, using or operating at the Property to, promptly deliver notice to Buyer of:  (i) any Proceeding commenced or threatened of

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the type described in Section 7 below, (ii) any fact, circumstance, event, action or condition the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Seller or Shareholders hereunder not being true and correct, (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7 to be satisfied, or

(D) has resulted in, or could reasonably be expected to result in, the failure by Seller or the Shareholders to perform any of their covenants or agreements hereunder; (iii) any notice or other communication from any Governmental Authority relating to the Property or transactions contemplated by this Agreement; (iv) any fact, circumstance, event, action or condition that has occurred since the date hereof, or that was not Known by Seller or any Seller Party (or that existed as of the date hereof but was not made known to Buyer) prior to the date hereof, that adversely affects the soil bearing capacity, subsoil, wetlands, woodland and environmental condition of the Property or any other aspect of the physical condition of the Property and the Improvements or the current use by Seller and Seller Parties (“New Physical Condition Issue”); and (v) any actual or alleged violation of or non-compliance with applicable Law (including Environmental Laws) and/or applicable building, zoning and other related Laws with respect to the Property or Improvements that has occurred since the date hereof or that was not Known by Seller or any Seller Party (or that existed as of the date hereof but was not made known to Buyer) prior to the date hereof (“New Legal Compliance Issue”). Delivery of any such notice to Buyer shall have no effect on the rights and obligations of the parties hereunder.

(ii) If any event, condition, fact or circumstance that is required to be disclosed pursuant to clause (i) above requires any change in any Schedule to this Agreement, or if any such event, condition, fact or circumstance would require such a change assuming the Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then Seller shall promptly deliver to the Buyer an update to the Schedules specifying such change, which update shall be deemed to have been provided for informational purposes only and shall not be deemed to supplement or amend the Schedules for purposes of determining the accuracy of any of the representations and warranties contained in this Agreement or determining whether any of the conditions of Section 7 has been satisfied, unless Buyer has consented in writing to such supplement or amendment, which consent shall not be unreasonably withheld, delayed or conditioned.

(g) Exclusivity. None of the Seller nor the Shareholders shall (and the Seller and the Shareholders shall cause their respective Affiliates, officers, directors, managers, employees, agents, consultants, financial advisors, accountants, legal counsel and other representatives not to), directly or indirectly, (a) submit, solicit, initiate, encourage or discuss any proposal or offer from any Person (other than Buyer and its Affiliates in connection with the transactions contemplated hereby) or enter into any agreement or accept any offer relating to or consummate any (i) reorganization, liquidation, dissolution or recapitalization of Seller, (ii) merger or consolidation involving Seller, (iii) purchase or sale of the Property or any assets or Equity Interests (or any rights to acquire, or securities convertible into or exchangeable for, any such Equity Interests) of Seller, or (iv) similar transaction or business combination involving Seller or the Property (each of the foregoing transactions described in clauses (i) through (iv), a “Seller Transaction”) or (b) furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Buyer and its

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Affiliates) to do or seek to do any of the foregoing. The Seller and the Shareholders agree to notify Buyer immediately if any Person after the date hereof makes any proposal, offer, inquiry or contact with respect to a Seller Transaction.

(h) Taxes, Rents and Utilities. At Closing, real property taxes and assessments will be prorated in accordance with the local custom, as if paid in arrears, with Seller being responsible for the period up to and including July 31, 2019, and Buyer being responsible for August 1, 2019 and thereafter. All real estate taxes and assessments due and payable prior to Closing shall be paid by Seller. With respect to real estate taxes and assessments not yet due and payable as of the Closing, Buyer shall be responsible for the portion thereof allocable to the period on and after August 1, 2019 and Seller shall be responsible for the portion thereof allocable to the period up to July 31, 2019, and such amounts which are the responsibility of Seller shall be credited to Buyer against the Purchase Price at Closing. If the actual assessed value or tax rate for any real estate taxes are not known on the date of Closing, the taxes shall be prorated and credited to Buyer on a per diem basis using 110% of the last ascertainable taxes. Taxes shall be prorated upon the issuance of the actual real estate tax bills. The amount of $_______ shall be placed in escrow at the Closing to be used to pay any difference between the actual real estate taxes for the period during Seller’s ownership of the Property and the amounts prorated at Closing.1 All rents and fees from counterparties under any agreements affecting the Property, all utilities and other apportionable income and expenses paid or payable by Seller shall be apportioned pro rata on a per diem basis as of the date of Closing with Seller being responsible for such amounts up to and including July 31, 2019 and Buyer being responsible for such amounts on August 1, 2019 and thereafter. Seller will use reasonable efforts to cause all private and public utilities, including without limitation water service, serving the Property to issue final bills to Seller on the basis of readings made as of the date of Closing and all such bills relating to periods up to and including July 31, 2019 will be paid by Seller at or prior to Closing. If such utilities cannot, or will not, issue such final bill, then Buyer and Seller shall estimate in good faith such amounts. Seller shall be charged the following amounts at Closing: (i) State, County and local town or village real property transfer taxes and conveyance fees; (ii) one-half (½) of any escrow fee; and (iii) the cost of the title exam and the portion of the cost of the Title Policy equal to the base premium for an owner’s policy in the amount of the Purchase Price. Buyer shall be charged the following amounts at Closing: (i) all costs of the Title Policy in excess of the base premium, including the cost of any endorsements to the Title Policy required by Buyer or its lender; (ii) all recording costs; (iii) any financing costs; (iv) the cost of the Survey; and (v) one-half (½) of any escrow fee. Each party shall pay its own attorneys’ fees. Any prorations to which Buyer may be entitled by reason of the foregoing shall be credited against the Purchase Price and shall be shown on the Closing Statement. The provisions of this Section shall survive the Closing.

(i) Service Contracts for the Property. Prior to Closing, Buyer shall notify Seller whether or not it desires to continue any or all of the Service Contracts for the Property. If Buyer elects to continue any or all of the Service Contracts, at the Closing, Seller shall use reasonable commercial efforts to assign to Buyer (or cause assignment to Buyer of) such Service Contracts; provided, however, all amounts due thereunder as of Closing shall be paid by Seller

__________________________

1 To confirm change in assessment of the Property in the last two years.

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and all Liabilities arising from any breach or default under such Service Contract relating to facts or circumstances occurring prior to Closing shall remain Seller’s responsibility.

(j) Condemnation and Damage or Destruction. Until the Closing, all risk of any loss or damage to all or a portion of the Property shall be and remain on Seller. In the event any loss or damage shall occur to the Property prior to the Closing by either fire or other casualty, Buyer may, at its option, elect to either: (a) terminate this Agreement upon written notice to Seller, and in such event neither Seller nor Buyer shall have any further obligation, liability or responsibility to each other under this Agreement, or (b) proceed with the transaction contemplated under this Agreement, in which event Seller will assign to Buyer at the Closing all of its right, title and interest to the proceeds of any insurance covering such loss or damage (including any rent loss/business interruption insurance allocable to the period from and after the Closing), and Buyer shall receive a credit against the Purchase Price at the Closing in the amount of any deductible of such insurance that has not been paid by Seller prior to Closing.

(k) Confidentiality. Seller, Shareholders and Buyer will, prior to the Closing, maintain the confidentiality of this sale and purchase and will not disclose the terms of this Agreement, the existence of this Agreement, of the transactions contemplated herein or any of Seller’s materials related to the Property to any third parties whomsoever unless the other party consents in writing. Notwithstanding the foregoing, any such information and the existence of this Agreement may be disclosed to those employees, agents, advisors, consultants, potential lenders, other representatives of Seller and Buyer and Governmental Authorities (but with respect to Governmental Authorities, only in connection with the assignment of consent orders, decrees, permits, authorizations and other consents, or application therefor, required in connection with the transactions contemplated hereby) who need to know such information in connection with the potential acquisition and disposition of the Property without the other party’s consent.

(l) Further Assurances. The Seller and Buyer shall execute and deliver such further instruments of conveyance and transfer and take such additional actions as Buyer, on the one hand, or a Seller, on the other hand, may reasonably request to effect, consummate, confirm or evidence the transfer to Buyer of the Property (including with respect to obtaining and maintaining all licenses, permits, authorizations, accreditations and consents necessary or desirable in connection therewith), and such other things necessary, proper or advisable under applicable Law as may reasonably be required to carry out the provisions of this Agreement, the related transactions documents and to consummate the transactions contemplated, and Seller shall execute such documents as may be reasonably necessary to assist Buyer in preserving or perfecting its rights in the Property and its ability to conduct the Business thereon.

(m) Open LUST File. As soon as practicable, but commencing prior to Closing, (i) Seller and Shareholders will take all actions necessary to cause the closure from the Illinois Environmental Protection Agency (or such other governmental authority with jurisdiction) (collectively, “IEPA”) of that certain open LUST file (No. 941345) with respect to the previously removed underground storage tanks at the Property (the “LUST Matter”), and will use their best efforts to obtain such closure within one (1) year of Closing, it being recognized and understood that IEPA closure may be delayed to due to required sampling and analysis that lengthens the IEPA closure timing, or bureaucratic delays which add to or lengthen the IEPA closure timing. Buyer understands, consents and agrees that, notwithstanding the IEPA closure

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of the LUST Matter, hazardous substances will remain and be present at, in, on, upon, under, beneath and/or migrating to or from the Property, and that the IEPA closure of the LUST Matter, as a consequence of the hazardous substances which remain and are present after the IEPA closure of the LUST Matter, may include conditions such as installation, maintenance and inspection of a cap or cover, as well as a recorded notice or restriction against the title of the Property due to and regarding the continued presence of hazardous substances at, in, on, upon, and/or beneath and migrating to or from the Property after the IEPA closure of the LUST Matter.

7. Closing Conditions.

(a) The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(i) Representations and Warranties Condition: Each of the representations and warranties contained in Sections 3 and 4 of this Agreement (i) that is qualified as to or by materiality or Material Adverse Effect shall, subject to such qualification be true and correct in all respects at and as of the Closing as if made anew at such time (except to the extent any such representation and warranty expressly relates to an earlier time or date (in which case it shall be true and correct in all respects as of such earlier time or date)) and (ii) that is not qualified as to or by materiality or Material Adverse Effect shall be true and correct in all material respects at and as of the Closing as if made anew at such time (except to the extent any such representation and warranty expressly relates to an earlier time or date (in which case it shall be true and correct in all material respects as of such earlier time or date)), in each case, without taking into account any disclosures to Buyer pursuant to Section 6(f).

(ii) Covenants Condition: Seller and the Shareholders shall have performed in all material respects all of the covenants and agreements required to be performed by them hereunder prior to the Closing.

(iii) Adverse Claims: No Proceeding shall be pending or to the Seller’s Knowledge overtly threatened by or before any Governmental Authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of Buyer to own or operate the Property, or (iv) result in any material damages being assessed against Seller or the Property; and no such injunction, judgment, order, decree or ruling shall have been entered or be in effect.

(iv) Material Adverse Effect: Since the date hereof, no fact, event or circumstance has occurred or arisen that, individually or in combination with any other fact, event or circumstance, has had or would reasonably be expected to have a Material Adverse Effect.

(v) Closing Certificate. At the Closing, Seller shall have delivered to Buyer a certificate dated the date of the Closing and signed by Seller, stating that the conditions specified in Section 7(a)(i) and Section 7(a)(ii) have been satisfied as of the Closing.

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(vi) Closing Deliveries: Seller shall have delivered the deliverables and consummated the transactions set forth in Section 2.

(vii) Merger: Buyer (or its Affiliate) shall have executed and delivered the Merger Agreement and the closing provided for in such Merger Agreement shall have occurred contemporaneously with the Closing contemplated by this Agreement.

(viii) Environmental Condition: The environmental condition of the Property is acceptable to Buyer, including but not limited to a Phase I environmental study.

(ix) Title Condition: Buyer’s satisfaction, in its sole discretion, with the state of title to, and the Survey of, the Property pursuant to Section 6(a), including that all monetary obligation Defects shall be paid in full prior to or simultaneously with Closing.

(x) Buyer Approval: Buyer (and its Affiliate, Red White and Bloom, Inc.) shall have received approval of the transactions contemplated by this Agreement, the Merger Agreement and all of the related transaction documents from the shareholders and applicable governing body of Buyer (and RWB, following consummation of the RTO), if applicable.

(xi) Intercompany Arrangements/Transition Services Agreement: All intercompany/affiliate arrangements providing services, benefits or assets to the Property necessary for the conduct of the Business shall have been addressed in a manner acceptable to Buyer (which may include termination of such arrangements and the direct assignment and transfer of such rights, interests and/or assets to Buyer pursuant to the Pre-Closing Restructuring Transactions (as defined in the Merger Agreement) or the provision of transition services to Buyer after Closing).

(xii) Specified Indebtedness. The Specified Indebtedness (as defined in the Merger Agreement) shall have been refinanced or assumed to the satisfaction of Buyer (as contemplated by the Merger Agreement), including receipt of a payoff and lien release from the holder of such Specified Indebtedness with respect to any Liens affecting the Property.

(xiii) Liens. Seller shall have delivered terminations, pay-offs and/or releases, or, at Buyer’s option, assignments, necessary to terminate, release or assign, as the case may be, all Liens on the Property, other than the Permitted Exceptions, satisfactory to Buyer.

(xiv) Access and Indemnity Agreement. If the LUST Matter has not been closed pursuant to Section 6(m) by Closing, the Parties have executed a customary access and indemnity agreement in form reasonably acceptable to the Parties, with respect to Seller’s and Shareholders’ remediation work to be conducted on the Property with respect to the LUST Matter after the Closing pursuant to Section 6(m).

(b) The obligation of Seller and the Shareholders to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

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(i) Representations and Warranties Condition: Each of the representations and warranties contained in Section 5 hereof shall be true and correct in all material respects at and as of the Closing as if made anew at such time (except to the extent any such representation and warranty expressly relates to an earlier time or date (in which case it shall be true and correct in all material respects as of such earlier time or date)), without taking into account any disclosures to Seller pursuant to Section 6(f).

(ii) Covenants Condition: Buyer shall have performed in all material respects all the covenants and agreements required to be performed by it hereunder prior to the Closing.

(iii) Adverse Claims: No Proceeding shall be pending before any Governmental Authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation; and no such injunction, judgment, order, decree or ruling shall be in effect.

(iv) Closing Certificate: At the Closing, Buyer shall have delivered to Seller a certificate dated the date of the Closing and signed by an authorized officer of Buyer, stating that the conditions specified in Section 7(b)(i) and Section 7(b)(ii) above have been satisfied.

(v) Merger: The closing provided for in the Merger Agreement shall have occurred contemporaneously with the Closing contemplated by this Agreement.

(vi) Closing Deliveries: Buyer shall have delivered the deliverables and consummated the transactions set forth in Section 2.

(c) Mutual Conditions to the Parties’ Obligations. The obligation of the parties to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(i) Governmental and Other Approval Condition: Receipt of all governmental and regulatory consents, approvals, licenses and authorizations (including, from the State of Delaware, the State of Illinois, or any municipalities and expiration of any applicable waiting periods) that are necessary for (i) the consummation of the transactions contemplated at the Closing hereby and (ii) Buyer to own and operate the Property following the Closing as proposed to be conducted (including, the right to use any Permits), in each case, in form and substance satisfactory to Buyer.

(ii) RTO Completion: The completion of the reverse takeover transaction currently proposed between Buyer and Tidal Royalty Corp. pursuant to that Business Combination Agreement dated as May 8, 2019 (the “RTO”) and subsequent assignment by Buyer of this Agreement to Red White & Bloom Inc. (the resulting issuer in the RTO) (“RWB”).

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Any condition specified in this clause (c) may be waived if such waiver is set forth in a writing duly executed by Buyer, Seller and Shareholders.

8. Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a)  By the mutual written consent of Buyr, on the one hand, and Seller, on the other hand;

(b)  By the Buyer if (i) at any time any of the representations or warranties of the Seller or Shareholders in this Agreement becomes untrue or inaccurate such that the condition set forth in Section 7(a)(a) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8(b)) or (ii) there has been a breach on the part of Seller or the Shareholders of any of their covenants or agreements contained in this Agreement such that the condition set forth in Section 7(a)(ii) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8(b)), and, in the case of any covenant breach, such breach (if curable) has not been cured within fifteen (15) days after delivery of notice thereof by Buyer to Seller; or (iii) a condition set forth in Section 7(a) is not, or becomes incapable of being, satisfied; or

(c) By Seller and Shareholders if (i) at any time any of the representations or warranties of Buyer in this Agreement becomes untrue or inaccurate such that the condition set forth in Section 7(b)(i) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8(c)) or (ii) there has been a breach on the part of Buyer of any of its covenants or agreements contained in this Agreement such that the condition set forth in Section 7(b)(ii) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8(c)), and, in the case of any covenant breach, such breach (if curable) has not been cured within fifteen (15) days after delivery of notice thereof by Seller to Buyer; or

(iii) a condition set forth in Section 7(b) is not, or becomes incapable of being, satisfied; or

(d) By either Buyer or Seller, on thirty (30) days’ prior written notice to the other party, if the transactions contemplated hereby have not been consummated by October 31, 2019; or

(e) As otherwise expressly set forth in any other provision in this Agreement.

9. Effect of Termination. In the event of termination of this Agreement as provided above, this Agreement shall immediately terminate and have no further force and effect, except that (a) Section 6(k), this Section 9 and Sections 13-30 shall survive such termination indefinitely and (b) nothing in Section 8 or this Section 9 shall be deemed to release any party from any Liability for any breach by such party of the terms and provisions of this Agreement.  In the event of the Merger Agreement is terminated in accordance with its terms, the parties agree that this Agreement shall automatically terminate concurrently therewith without any further action by either party.

10. Indemnification.

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(a) Indemnification by the Seller and Shareholders. Subject to the limitations and conditions contained in this Section 10, Seller and the Shareholders agree to jointly and severally indemnify, defend and hold harmless Buyer and its respective Affiliates and each of their respective officers, directors, employees, agents, and representatives (each, a “Buyer Indemnified Party”), from and against, and to promptly pay to a Buyer Indemnified Party or reimburse a Buyer Indemnified Party for, any and all Liabilities (whether contingent, fixed or unfixed, liquidated or unliquidated, or otherwise), obligations, diminution in value, deficiencies, demands, claims, suits, actions, causes of action, assessments, losses, costs, expenses, interest, fines, penalties, damages or costs, or expenses of any and all investigations, proceedings, judgments, environmental analyses, remediations, settlements and compromises (including, without limitation, reasonable fees and expenses of attorneys, accountants and other experts) (individually, a “Loss” and collectively, the “Losses”) sustained or incurred by any Buyer Indemnified Party relating to, resulting from or arising out of any of the following:

(i) any inaccuracy in or breach of a representation or warranty made herein or in the related transaction documents by Seller or a Shareholder;

(ii) any non-compliance with or breach by Seller or a Shareholder of any of the covenants or agreements contained in this Agreement or the related transaction documents to be performed by such party, including, but not limited to, such covenants and agreements set forth in Section 10 hereunder;

(iii) all Taxes (i) imposed on Seller or Shareholders, (ii) relating to the Property for any pre-Closing Tax period; or (iii) of any Person (including any Liability for Taxes of Seller or Shareholders) imposed on Buyer as a transferee or successor, by Contract or pursuant to Law, which Taxes relate to an event or transaction occurring before the Closing;

(iv) any Indebtedness of Seller or Shareholders (excluding the assumption/refinancing of the Specified Indebtedness as contemplated herein);

(v) any Seller Transaction Expenses;

(vi) any Excluded Liabilities;

(vii) any of the items set forth on Schedule 10(a)(vii)2; and

(viii) any environmental conditions at, under or on the Property existing prior to Closing regardless of whether such conditions are actually discovered prior to the Closing (“Environmental Conditions”); provided, however, this subparagraph (h) shall not apply to any such condition discovered through laboratory analysis of environmental media (soil or groundwater) sampling conducted by or on behalf of a Buyer Indemnified Party after the Closing, except to the extent such sampling was either (A) required by a Governmental Authority pursuant to Law, (B) conducted as part of an investigation of the 10,000 gallon underground storage tank or the 12,000 gallon underground storage tank, in the event either such tank has failed any mechanical or physical testing of the integrity of the UST system, including, but not limited to, hydrostatic testing or European suction testing (and such failure is not due to

____________________________

2 To contain similar specific indemnities as the Merger Agreement Schedule 10.1(g)

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Buyer’s negligence or willful misconduct) or (C) conducted as part of and to advance the IEPA closure of the LUST Matter in the event Buyer reasonably determines that Seller has failed and/or refused to diligently pursue IEPA closure of the LUST Matter (the “Environmental Indemnity”). Except for the specific indemnities set forth on Schedule 10(a)(vii), this Environmental Indemnity shall be Seller’s and Shareholders’ exclusive indemnification obligation to Buyer Indemnified Parties with respect to Environmental Conditions

(b) Indemnification by Buyer. Subject to the limitations and conditions contained in this Section 10, Buyer agrees to indemnify, defend and hold harmless the Seller and the Shareholders, and each of their respective officers, directors, employees, agents, representatives, successors and assigns (each, a “Seller Indemnified Party”) harmless from and against, and to promptly pay to a Seller Indemnified Party or reimburse a Seller Indemnified Party for, any and all Losses sustained or incurred by a Seller Indemnified Party relating to, resulting from or arising out of any non-compliance with or breach by Buyer of any of the covenants or agreements contained in this Agreement or the Transaction Documents to be performed by Buyer, including, but not limited to, such covenants and agreements set forth in Section 10 hereunder.

(c) Indemnification Procedure. The indemnification procedures set forth in Section 10.3, 10.4 and 10.5 of the Merger Agreement are hereby incorporated by reference into this Agreement and shall fully apply to this Agreement.

(d) Survival. All representations and warranties contained in Sections 3, 4 and 5 shall survive the Closing for a period ending eighteen (18) months from the Closing Date, except that: (i) the representations and warranties set forth in Sections 3(a)(i) (Authority), 3(a)(ii) (Noncontravention), 3(a)(iv) (Broker Fees) and Sections 4(a)(i) (Authority), 4(a)(ii) (Organization and Qualification of Seller), 4(a)(iii) (Noncontravention), 4(a)(iv) (Title to Property), 4(a)(vi) (Tax Matters), 4(a)(xiii) (Broker Fees), 5(a) (Authority) and 5(b) (Authorization) (collectively, the “Fundamental Representations”), shall survive the Closing for the maximum period permitted by Law (including Del. C. 8106(c)) and (ii) all representations or warranties in Sections 3, 4 and 5 shall survive beyond the applicable period with respect to any inaccuracy therein or breach thereof, provided notice of which shall have been duly given within such applicable period in accordance with Section 10 hereof. Notwithstanding the foregoing, except as otherwise expressly provided herein, the covenants and agreements of the Seller, Shareholders and Buyer contained herein shall survive the Closing for the periods set forth therein or, if no such period is set forth, for the maximum period permitted by Law (including Del. C. 8106(c)). For the avoidance of doubt, Seller’s and Shareholders’ indemnification obligations under Section 10(a)(vi) (Excluded Liabilities) shall survive Closing for a period ending eighteen (18) months from the Closing Date and Seller’s and Shareholders’ indemnification obligations under Section 10(a)(viii) (Environmental Conditions) shall survive the Closing for a period of thirty-six (36) months from the Closing Date. Any claims asserted in writing by notice from a Buyer Indemnified Party prior to the expiration date of a survival period shall not thereafter be barred by the expiration of the relevant survival period and such claims shall survive until finally resolved.

(e) Certain Limitations and Exceptions. Notwithstanding the foregoing:

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(i) The Buyer Indemnified Parties shall not be entitled to recover under the provisions of this Section 10 for any inaccuracy in or breach of a representation or warranty pursuant to Sections 10(a)(i), until the aggregate amount which all Buyer Indemnified Parties would be entitled to recover on account thereof, but for this Section 10(e)(i), exceeds $500,000 in the aggregate (when combined with such amounts the buyer indemnified parties under the Merger Agreement would be entitled to recover pursuant to Section 10.1(a) of the Merger Agreement) (the “Basket”), in which event the Buyer Indemnified Parties shall be entitled to recover for all such Losses (and not merely the portion of the Losses exceeding the Basket); provided however, that the Basket shall not apply to (A) recovery for an inaccuracy in or breach of any Fundamental Representation; (B) recovery for any amounts in connection with any action or claim based upon Fraud; or (C) any claims pursuant to Sections 10(a)(ii) through (viii).

(ii) The Buyer Indemnified Parties shall not be entitled to recover Losses under the provisions of this Section 10 for inaccuracy in or breach of a representation or warranty pursuant to Sections 10(a)(i) (when combined with such indemnification amounts paid by the sellers under the Merger Agreement pursuant to Section 10.1(a) of the Merger Agreement) in excess of the Cap; provided however, that the Cap shall not apply to (A) recovery for an inaccuracy in or breach of any Fundamental Representation; (B) recovery for any amounts in connection with any action or claim based upon Fraud; or (C) any claims pursuant to Sections 10(a)(ii) through (viii).

(iii) The Buyer Indemnified Parties shall not be entitled to recover Losses under the provisions of this Section 10 for Environmental Conditions pursuant to Section 10(a)(viii) and the specific environmental indemnity on Schedule 10(a)(vii) (when combined with such indemnification amounts paid by the sellers under the Merger Agreement pursuant to Section 10.1(h) and Section 10.1(g) of the Merger Agreement) in excess of $50,000,000 (“Environmental Cap”).

(iv) The Buyer Indemnified Parties shall not be entitled to recover under the provisions of this Section 10 to the extent the Losses relating to the matter were included as a Liability in the calculation of the Final Net Working Capital under the Merger Agreement.

(v) Payments by an Indemnifying Party pursuant to Section 10(a) or 10(b) in respect of any Loss shall be (i) reduced by the amount of any net Tax benefit actually realized by the Indemnified Parties in connection with the Loss and (ii) increased by the amount of any Tax imposed on receipt of such indemnity payment (which for purposes of clarity takes into account any Tax detriment to such Indemnified Party).

(vi) For purposes of determining whether any Loss has occurred, or calculating any Losses arising, directly or indirectly, from or in connection with a breach of a representation, warranty, covenant or agreement, all references to “material,” “materiality,” “in all material respects,” “Material Adverse Effect” or similar phrases or qualifiers contained in such representations and warranties shall be disregarded.

21

(f) Manner of Payment. The manner of payment set forth in Section 10.8 of the Merger Agreement is hereby incorporated by reference into this Agreement and shall fully apply to this Agreement, mutatis mutandis.

(g) Allocation of Indemnification Payments. The parties hereto agree that any indemnification payment pursuant to this Agreement shall, to the extent permitted by applicable law, be treated as an adjustment to the Purchase Price for Tax purposes.

(h) Special Rule for Fraud. Notwithstanding anything herein to the contrary, in no event shall any limit or restriction on any rights or remedies set forth in this Agreement limit or restrict the rights or remedies of any party for the Fraud by any other party or any Affiliate or representative of such other party.

(i) Specific Performance. Seller and Shareholders acknowledge that the Property is unique and recognizes and affirms that in the event of a breach of this Agreement by Seller and/or Shareholders, money damages may be inadequate and Buyer may have no adequate remedy at law. Accordingly, Seller and Shareholders agree that Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations of the Seller and Shareholders hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief. If any such action is brought by Buyer to enforce this Agreement, Seller and Shareholders hereby waive the defense that there is an adequate remedy at law.

11.  Definitions.  For the purposes hereof, the following terms have the meanings set forth below:

(a)  “Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

(b) “Buyer Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Buyer (or RWB, following consummation of the RTO), or (b) the ability of Buyer (or RWB, following consummation of the RTO) to consummate the transactions contemplated hereby; provided, however, that “Buyer Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which Buyer (or RWB) operates; (iii) any changes or fluctuations in the price of RWB Stock; (iii) any other changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement; (vi) any changes in applicable Laws or accounting rules, including GAAP; or (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement.

(c) “Cap” has such meaning as defined in the Merger Agreement.

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(d) “Charter Documents” means any corporate, partnership or limited liability organizational documents, including, but not limited to, Certificates or Articles of Incorporation, By-laws and Certificates of Existence, as applicable.

(a) “Environmental Laws” means, whenever in effect, all federal, state, local and foreign Laws, including statutes, regulations, ordinances, rules, directives, orders, decrees and other provisions or common law having the force or effect of law, and all judicial and administrative orders and determinations that are binding upon Seller or the Property concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any hazardous substances. By way of example and not limitation, the term “Environmental Laws” shall include (as may be amended from time to time prior to the Closing Date) the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Oil Pollution Act, the Endangered Species Act, the Safe Drinking Water Act, the Solid Waste Disposal Act, the Emergency Planning and Community Right to Know Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Clean Air Act and all regulations under such statutes.

(b) “Excluded Liabilities” means all Liabilities relating to, based upon or arising from the Property, that arise, or relate to events or circumstances that occur, on or prior to the Closing regardless of whether such Liabilities are actually discovered or incurred prior to the Closing, but specifically excludes Environmental Conditions.

(c) “Laws” means all statutes, laws, codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts or decrees of any Governmental Authority, including common law.

(d) “Liability” means any obligation or liability, whether absolute or contingent, asserted or unasserted, known or unknown, liquidated or unliquidated, due or to become due, fixed or unfixed, and regardless of when or by whom asserted.

(e) “Lien” or “Liens” means any mortgages, pledges, security interests, deeds of trust, liens, charges, options, conditional sales contracts, claims, covenants, easements, rights of way, title defects, restrictions on use, voting, transfer, receipt of income, or the right to exercise any other attribute of ownership, or other encumbrances of any nature whatsoever.

(f) “Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could be reasonably expected to become, individually or in the aggregate, material adverse to (a) the Property, (b) the business, results of operations, condition (financial or otherwise) or assets of Seller, or (b) the ability of the Seller or Shareholders to consummate the transactions contemplated hereby on a timely basis.

(g) “Permitted Exceptions” means (i) zoning ordinances and regulations; (ii) real estate taxes and assessments, both general and special, which are a lien but are not yet due and payable at the Closing Date; (iii) easements, conditions, restrictions and covenants of record relating to the Property not objected to by Buyer pursuant to Section 6(a) hereof; and (iv)

23

the rights of the public in and to any roadways or highways within the legal description of the Property.

(h) “Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, entity or government (whether Federal, state, county, city or otherwise, including, without limitation, any instrumentality, division, agency or department thereof).

(i) “Proceeding” means any action, arbitration, audit, claim, dispute, hearing, investigation, litigation, order or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

(j)  “Seller Party” means Seller, each Shareholder and any of their respective Affiliates.

(k)  “Seller Transaction Expenses” means (without duplication) to the extent not paid before the Closing, the collective amount payable by Seller or the Shareholders (i) to accountants, lawyers, advisors, brokers and other third parties, arising in connection with the sale of Property, and (ii) in respect of any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Authority or other third-party, including change of control or transfer payments.

(l) “Survey” means a certified ALTA survey of the Property containing such detail as Buyer shall require in its reasonable commercial judgment, certified to Buyer, Seller, the Title Company and, if applicable, such lending institution or institutions as Buyer shall desire, all to the extent Buyer elects to obtain such a survey.

(m) “Tax” or “Taxes” means any and all federal, state, local and non-U.S. taxes, however denominated, the Liability for which is imposed by law, contractual agreement or otherwise, which taxes shall include, but not be limited to, all net income, gross income, gross receipts, franchise, excise, occupation, estimated, alternative minimum, add on minimum, premium, windfall profit, profits, gains, net worth, paid up capital, capital stock, greenmail, sales, use, ad valorem, value added, retailers’ occupation, stamp, natural resources, environmental, real property, personal property, custom, duty, transfer, recording, escheat or unclaimed property, registration, documentation, leasing, insurance, social security, employment, severance, workers’ compensation, impact, hospital, health, unemployment, disability, payroll, license, service, service use, employee or other withholding, or other tax or governmental charge, of any kind whatsoever, whether disputed or not, including any interest, penalties, fees, charges, levies, assessments, duties, tariffs, imposts or additions to Tax that may become payable in respect thereof, and any Liability in respect of such amounts arising as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person or by contract.

(n) “Title Company” means such title company selected by Buyer and mutually agreeable to the parties.

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12. Notices, Consents, Etc. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered, sent by fax or email (with hard copy to follow) or sent by reputable overnight express courier (charges prepaid), or (ii) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Such notices, demands and other communications shall be sent to the addresses indicated below or such other address or to the attention of such other person as the recipient has indicated by prior written notice to the sending party in accordance with this Section 13:

(i) If to Seller/Shareholders:

[●]

[●]

[●]

Attention: [●]

Email: [●]

with a copy to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin  53202

Attention: Lucien Beaudry

Email:   (REDACTED)

(iI) If to Buyer:

__________________________________

__________________________________

__________________________________

Attention:

Email:

13. Public Announcements. Unless required by Law (including in connection with the filing of any Tax return), the Seller, Shareholders and their Affiliates shall not make any public announcement or filing with respect to the transactions provided for herein without the prior consent of Buyer; provided, however, that no such press, news or other public release or announcement shall refer to the purchase price or other material economic terms of the transactions contemplated hereby without the prior written approval of Buyer and Seller. Notwithstanding the foregoing, Buyer shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (i) to Buyer’s representatives and employees of Buyer or its Affiliates, (ii) in connection with summary information about Buyer or Buyer’s Affiliates financial condition, (iii) to any of Buyer’s Affiliates, auditors, attorneys, financing sources, potential investors or other agents, (iv) to any bona fide prospective purchaser of the equity or assets of Buyer or its Affiliates and (v) as required to be disclosed by order of a court of

25

competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation.

14. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law or rule in any jurisdiction, in any respect, such invalidity shall not affect the validity, legality and enforceability of any other provision or any other jurisdiction and, the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby, all of which shall remain in full force and effect, and the affected term or provision shall be modified to the minimum extent permitted by Law so as to achieve most fully the intention of this Agreement.

15. Amendment and Waiver. This Agreement may be amended, or any provision of this Agreement may be waived upon the approval, in a writing, executed by Buyer, Seller and the Shareholders. No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any such party under or by reason of this Agreement. A waiver by any party of any term or condition of this Agreement in any one instance shall not be deemed or construed to be a waiver of such term or condition for any other instance in the future (whether similar or dissimilar) or of any subsequent breach hereof.

16. Counterparts. This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages or signature pages delivery by electronic transmission in portable document format (pdf)), all of which taken together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (pdf), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

17. Expenses. Except as otherwise specifically provided herein, each of the parties shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

18. Headings. The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

19. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by any Seller, without the prior written consent of Buyer, and neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by Buyer without the prior written consent of Seller, except that Buyer may assign or convey its rights under this Agreement (a) to RWB following consummation of the RTO, (b) to any existing Affiliate of Buyer or newly formed Affiliate real estate holding company, (c) in connection with

26

a merger or consolidation involving Buyer or in connection with a sale of any equity interests or assets of Buyer or its Affiliates or other disposition of all or any portion of the Business, or (d) to lenders of Buyer or its Affiliates as collateral security for borrowings, at any time whether prior to or following the Closing Date; and in each such case Buyer will nonetheless remain liable for all of its obligations hereunder.

20. Entire Agreement. This Agreement, the Preamble and the Exhibits and Schedules attached to this Agreement (all of which shall be deemed incorporated in the Agreement and made a part hereof), along with the Merger Agreement, set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings or letters of intent among any of the parties hereto.

21. Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties to this Agreement and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement (other than in respect of the Indemnified Parties pursuant to Section 10).

22. Interpretative Matters. Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (d) all references to “dollars” or “$” are to United States dollars and (e) whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” In addition, nothing in the Schedules hereto shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).  The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein (or is otherwise entitled to indemnification) in any respect, the fact that there exists another representation, warranty, or covenant (including any indemnification provision) relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached (or is not otherwise entitled to indemnification with respect thereto) shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant (or is otherwise entitled to indemnification pursuant to a different provision).

23. Knowledge. Where any representation or warranty contained in this Agreement is expressly qualified by reference “to the knowledge of Seller,” “Seller’s Knowledge,” or any similar term, it refers to the actual knowledge of Seller, Seller Party and Anne Hyde, Bruce Daniel, and Johannes Pieterse, and all knowledge that such listed persons should have assuming such persons have conducted a reasonable inquiry or investigation regarding the subject matter at issue, including inquiring of those employees of Seller and any Seller Party occupying or using

27

the Property whose duties would, in the normal course of Seller’s or such Seller Party’s affairs, result in such employees having actual knowledge concerning such subject, area or aspect.

24. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

25. Jurisdiction and Governing Law. This Agreement and any claim, controversy, dispute, or cause of action (whether in contract, equity, tort, or otherwise) based upon, arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law, provided, however, that any claim, controversy, dispute, or cause of action based upon, arising out of, or relating to the transfer of ownership of any interest in the Property shall be governed by and construed in accordance with the laws of the state where the Property is located, without regard to principles of conflicts of law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts located in the State of Delaware or in the state where the Property is located (as applicable), in respect of any claim relating to the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, or otherwise in respect of the transactions contemplated hereby and thereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding in which any such claim is made that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts.

26. Service of Process. Each of the parties hereto irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 25 hereof in any such action or proceeding by giving copies thereof by hand delivery of air courier to his, her or its address as specified in or pursuant to Section 12 hereof. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

27. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES (TO THE FULLEST EXTENT PERMITTED BY LAW) ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

28. Schedules. The disclosure of any facts or items in the Schedules accompanying this Agreement is not intended to imply that such items so included are or are not material, or that the occurrence or existence of any such violation, inaccuracy, breach, default, failure to comply, change in circumstances, loss, effect, fact, agreement arrangement, commitment,

28

understanding or obligation, as a result of the occurrence or existence thereof, would individually or collectively, result in a Material Adverse Effect. The disclosure of any fact or item in the Schedules with respect to a particular paragraph or section of the Agreement shall be deemed to be disclosed with respect to such other paragraph or section of the Agreement to which an appropriate cross reference is made to another Schedule or to the extent it is reasonably apparent on its face that such disclosure is also applicable to any other paragraph or section of the Agreement. Each agreement, instrument and document described herein is incorporated herein by reference. All capitalized terms used in the Schedules and not otherwise defined in the Schedules will have the meanings assigned to them in this Agreement.

29. Consent and Waiver. By executing and delivering this Agreement, the Shareholders consent to the sale of the Property as contemplated by this Agreement.

[SIGNATURES TO FOLLOW]

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The undersigned have executed this Real Estate Purchase Agreement as of the date first above written.

SELLER:

VW PROPERTIES. INC.

By: _______________________

   Name:

   Title:

BUYER:

[_______________________________]

By: _______________________

   Name:

   Title:

Signature Page to Real Estate Purchase Agreement

SHAREHOLDERS:

____________________________________

Arthur VanWingerden

____________________________________

Ken VanWingerden

Signature Page to Real Estate Purchase Agreement

EXHIBIT A

DESCSRIPTION OF THE PROPERTY

[INSERT LEGAL DESCRIPTION]

A-1

DISCLOSURE SCHEDULES

to the

AGREEMENT AND PLAN OF MERGER

by and among

MICHICANN MEDICAL INC.,

MID-AMERICAN GROWERS, INC.,

RWB ACQUISITION SUB, INC.,

and THE SELLERS PARTY THERETO

October 9, 2019

GENERAL STATEMENT

These disclosure schedules (each a “Schedule” and collectively, the “Schedules”) are delivered pursuant to and concurrently with the Agreement and Plan of Merger (the “Agreement”) dated as of October 9, 2019, by and among Mid-American Growers, Inc., a Delaware corporation (the “Company”), Michicann Medical Inc., a Michigan corporation (“Buyer”), RWB Acquisition Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Buyer (“Merger Sub”), and each of Arthur VanWingerden and Ken VanWingerden (each a “Seller” and together, the “Sellers”).

Headings have been inserted for convenience of reference only and shall in no way have the effect of amending or changing the express description of the corresponding sections as set forth in the Agreement. Capitalized terms used but otherwise not defined in the Schedules have the meanings set forth in the Agreement.

All information contained in the Schedules is confidential information and may not be disclosed unless (i) such information is required to be disclosed pursuant to applicable Law (unless such Law permits the parties to refrain from disclosing the information for confidentiality or other purposes), such information was or becomes known to the recipient thereof without reference to or use of the Schedules, or (ii) a party needs to disclose such information in order to enforce or exercise its rights under the Agreement or to a lender or financier or purchaser of assets.

INDEX TO DISCLOSURE SCHEDULE

Schedule 2.2

Closing Distributions and Payments

Payee	Address	Wire Transfer Instructions
Arthur VanWingerden	(REDACTED)	(REDACTED)
Kenneth VanWingerden	(REDACTED)	(REDACTED)

Schedule 2.6(g)

Third Party Cnsents

1. Consent to the Agreement and all transactions contemplated thereby from AG Credit Agricultural Association (“AG Credit”) in connection with the Amended and Restated Credit Agreement, dated December 13, 2017, by and among AG Credit, the Company, Color Point, LLC (“Color Point”), VW Properties, LLC (“VWP”) and Mid-American Trucking, Inc. (together with all other instruments and documents executed in connection therewith, collectively, the “AG Credit Facility”).

Schedule 3.2

Title to Company Capital Stock

Seller	Shares	Certificate Number
Arthur VanWingerden	125	143
Kenneth VanWingerden	125	142

6

Schedule 3.3

Noncontravention

1.  The AG Credit Facility. All Liens under the AG Credit Facility on the Company, its assets or properties (including the Owned Real Property and Leased Real Property), or affecting Company Capital Stock, will be released at or prior to Closing.

7

Schedule 4.2

Organization and Qualification of the Company

1. Iowa

8

Schedule 4.3

Noncontravention

1. The AG Credit Facility. All Liens under the AG Credit Facility on the Company, its assets, stock or properties (including the Owned Real Property and the Leased Real Property), or affecting Company Capital Stock, will be released at or prior to Closing.

9

Schedule 4.4

Capitalization; Title to Company Capital Stock

Shareholder	Address	Shares Owned
Art VanWingerden	(REDACTED)	125
Ken VanWingerden	(REDACTED)	125

10

Schedule 4.5

Absence of Certain Developments

1In connection with the transactions contemplated by the Agreement, the Contributed Entities have ceased conducting business as a grower of various decorative and ornamental plants for retailers as historically operated by the Contributed Entities. In connection with such action, the Contributed Entities have terminated related customer and supplier relationships. There are no outstanding contractual liabilities related to the termination of such relationships.

2See attached listing of assets transferred to Color Point.

3See attached listing of salary increases for Company employees.

4Pursuant to a letter agreement dated as of October 9, 2019 between the Company and Color Point, the Company and Color Point memorialized an agreement pursuant to which (a) Color Point has made, and will continue to make, advancements to the Company to fund Company operations and (b) the Company will repay such advancements to Color Point by December 31, 2019.

11

Asset ID	Description	Date Acquired	GL Asset Acct	Category	Cost	Net Book Value	Notes
2015-62	Agrinomix, Inc. KVXL Tray & Pot Filler	42342	15400	Greenhouse Equipment	$	$	TFR From IL to KY
2013-033	Agrinomix Seeding Tray Washer	41617	15400	Greenhouse Equipment	$	$	TFR From IL to KY
2013-044	AgrinomixU-RN09-R Plug Tray Filler	41638	15400	Greenhouse Equipment	$	$	TFR From IL to KY
2013-022	Visser XL Drum Seeding Line	41624	15400	Greenhouse Equipment	$	$	TFR From IL to KY
300031	39 Shipping Carts (Used)	38897	15600	Carts (3Y)	$	$	TFR From IL to KY
300059	1,000 Hi-Cube Transport Carts w Grid Shelves	39073	15600	Carts (3Y)	$	$	TFR From IL to KY
300074	1125 Metal Carts for Aldi's (1/2 Carts)	39202	15600	Carts (3Y)	$	$	TFR From IL to KY
300105	25 Barge Carts (Dbl R Mfg.)	39435	15600	Carts (3Y)	$	$	TFR From IL to KY
300113	1,500 Hi-Cube Transport Carts w/ 7,500 Grid S	39443	15600	Carts (3Y)	$	$	TFR From IL to KY
300160	800 Hi-Cube Transport Carts w/ Grid Shelves(	39813	15600	Carts (3Y)	$	$	TFR From IL to KY
300217	2000 Shipping Carts (PacWest)	40263	15600	Carts (3Y)	$	$	TFR From IL to KY
300249	800 Shipping Carts (Bases w/2 Sides & 7 shelv	40297	15600	Carts (3Y)	$	$	TFR From IL to KY
300256	Casters for New Carts (3200) (AmEx/Allied Cas	40333	15600	Carts (3Y)	$	$	TFR From IL to KY
300282	Shipping 1/2 Carts - Metal - Used	40528	15600	Carts (3Y)	$	$	TFR From IL to KY
300287	800 Planting Carts	40541	15600	Carts (3Y)	$	$	TFR From IL to KY
300288	Wheels for Carts - asset #300287	40543	15600	Carts (3Y)	$	$	TFR From IL to KY
300325	220 Shipping Carts - Midified High Cube w/ 6 s	40626	15600	Carts (3Y)	$	$	TFR From IL to KY
300343	24 Barge Carts	40647	15600	Carts (3Y)	$	$	TFR From IL to KY
300386	Casters (Wheels) for Carts	40905	15600	Carts (3Y)	$	$	TFR From IL to KY
300409	800 Shipping Carts (Used)	40955	15600	Carts (3Y)	$	$	TFR From IL to KY
300420	250 Shipping Carts	41030	15600	Carts (3Y)	$	$	TFR From IL to KY
300428	Casters for New Carts	41033	15600	Carts (3Y)	$	$	TFR From IL to KY
300436	2,000 Shipping Carts - Hook-in Style (33"x23.5	41228	15600	Carts (3Y)	$	$	TFR From IL to KY
300560	Casters for New Shipping Carts	41690	15600	Carts (3Y)	$	$	TFR From IL to KY
300561	Wheels for New Shipping Carts	41726	15600	Carts (3Y)	$	$	TFR From IL to KY
2014-105	803 Powder Coated Shipping Carts	42006	15600	Carts (3Y)	$	$	TFR From IL to KY
2016-11	Double R Manufacturing Flower Carts	42551	15600	Carts (3Y)	$	$	TFR From IL to KY
						$	
1033	Tugger Qty 5	43374	15600		$	$	TFR From KY to IL

** Cost and Net Book Values have been* **REDACTED**

Last Name	First Name	Position	Department	2018 Rate	2019 Rate
	Emmanuel	MAINTENANCE I	Maintenance		
	Elba	GENERAL LABOR III	PULLING		
	Sergio	GENERAL LABOR III	Production	-	
	Guadalupe	GENERAL LABOR III	HEMP		
	Humberto	GENERAL LABOR III	HEMP		
	Gloria	GENERAL LABOR IV	Production		
	Juan K	GENERAL LABOR I	Dock		
	Kathie	GROWER II	Growing		
	Roger L.	GROWER III	Growing		
	Randall W	GROWER I	Growing		
	Maria	GENERAL LABOR III	Production		
	Richard	MAINTENANCE IV	Maintenance		
	Camilo	SUPERVISORY II	Utility		
	Mark E.	MAINTENANCE III	Maintenance		
	Tyler	GENERAL LABOR III	Dock		
	Patricia	GENERAL LABOR III	PULLING		
	M. Guadalupe	GROWER II	Growing		
	Devon	MAINTENANCE III	Maintenance		
	Darlene	GROWER III	Growing		
	Cara	GROWER II	Growing		
	Martha P.	LEAD GROWER	Growing		
	Maria	GENERAL LABOR III	HEMP		
	Margarito	GENERAL LABOR III	Production		
	Gerardo	GENERAL LABOR III	PULLING		
	Daniela	GENERAL LABOR III	Production		
	Silvia	GENERAL LABOR III	HEMP		
	Antonio	GENERAL LABOR III	Warehouse		
	Rufina	GENERAL LABOR III	Setting		
	Jose I	GENERAL LABOR I	Production	-	
	Fidel	GENERAL LABOR I	Production		
	Antonio	GENERAL LABOR III	HEMP		
	Leticia	GENERAL LABOR I	HEMP		
	Mario	GENERAL LABOR II	Production	-	
	Henry	MAINTENANCE III	Maintenance		
	Mavin Jeremias	GENERAL LABOR I	Dock	-	
	Juan	GENERAL LABOR II	PULLING		
	Maria	GENERAL LABOR I	Production	-	
	Gloria	GENERAL LABOR III	HEMP		
	Maria S	GENERAL LABOR III	Utility		
	Garet	ASSISTANT GENERAL MANAGER	SALES Department		
	Angelica	GENERAL LABOR III	HEMP		
	Bertha	GENERAL LABOR II	HEMP		
	Diana	GENERAL LABOR III	PULLING		
	John	SUPERVISORY III	Warehouse		
	Lorena	GENERAL LABOR I	Production		
	Maria	GENERAL LABOR III	Production		
	David	MAINTENANCE IV	Maintenance		
	Michael	GENERAL LABOR IV	SECURITY Department		
	Gustavo	GROWER III	Growing		
	Jose	MAINTENANCE II	Maintenance		
	Juan Antonio	SUPERVISORY I	HEMP		
	Ofelia	GENERAL LABOR III	PULLING		
	Susan	INTERMEDIATE	SALES Department		
	Mischelle	LEAD GROWER	Growing		
	Carmen	SUPERVISORY III	PULLING

Schedule 4.6

Compliance with Applicable Laws

1Joe Cerri was terminated following an altercation in the greenhouse with his manager Brent Troost.  Cerri threatened that he would physically harm Troost, because Troost asked Cerri to complete a project.  Cerri subsequently filed a complaint with the EEOC claiming age discrimination and claimed his duties were changed because of his age. Cerri’s claims were investigated by the EEOC and the Illinois Human Rights Commission and no probable cause was found.  Cerri retained legal counsel to attempt to reopen his case with the Illinois Human Rights Commission, which declined the case a second time (the “Cerri Matter”). For the avoidance of doubt, any Liabilities relating to the Cerri Matter shall be Excluded Liabilities.

2In March 2019, the Company notified the Illinois Environmental Protection Agency that the Company failed to comply with Condition 19f of its Federally Enforceable Operating Permit No. 07020030 (the “FESOP”) by failing to conduct a required biennial “tune up” of its wood fired boilers within 25 months after the prior tune up (the “FESOP Deviation”). The Company does not anticipate any fines, penalties or other enforcement action arising from the FESOP deviation.  For the avoidance of doubt, any Liabilities relating to the FESOP Deviation shall be an Environmental Condition covered by the Environmental Indemnity.

3The Company received a Notice of Violation dated September 17, 2019 from the Office of the Illinois State Fire Marshal. For the avoidance of doubt, any Liabilities relating to the violations shall be covered by the specific indemnity on Schedule 10.1(g).

4The Company failed to submit documentation of a site investigation remediation report (identified as LPC #1550055001 – Putnam County) as required by the Illinois Environmental Protection Agency (the “IL EPA Violation”). For the avoidance of doubt, any Liabilities relating to the IL EPA Violation shall be covered by the specific indemnity on Schedule 10.1(g).

12

Schedule 4.7 Financial Statements

1.See attached.

13

Mid American Growers, Inc
Balance Sheet as of December 31, 2018
Unaudited
ASSETS

Current Assets
Cash	$ 300,798
Accounts Receivable	1,280,885
Inventory	6,943,846
8,525,529
Fixed Assets
Property and Equipment	110,438,379
Accumulated Depreciation	(68,164,061)

42,274,318
Other Assets
Due from Related Parties	214,308
Loan Acquisition Expense
Natural Gas Pipeline Deposit
Other Assets

Total Other Assets	214,308

Total Assets	$ 51,014,155

LIABILITIES AND CAPITAL

Current Liabilities
Accounts Payable - Trade	$ (1,595)
Intercompany Transfers	(777,440)
Accured Expenses	220,876
Deferred Revenue	-
N/P - Lines of Credit
N/P - Current Portion ( Primary	1,207,671
N/P - Current Portion ( Oth)
649,512
Long-TermLiabilites
LT N/P-Net Current Ptn (Prim)	10,417,893
LT N/P-Net Current Ptn (Oth)	-

Total Liabilities	$ 11,067,405

Capital
Units of Capital	2,500
Treasury Stock	(321,825)
Accumulated Earnings (Deficit)	41,794,951
Current Year Net Income	(1,528,876)

Total Capital	$ 39,946,750

Total Liabilities & Capital	$ 51,014,155

Mid American Growers, Inc.
Income Statement for the Period Ending December 31, 2018
Unaudited

Sales
Gross Sales	41,459,826
Sales Returns & Allowances	(399,437)

Total Revenue	$ 41,060,389

Cost of Goods Sold
Direct Materials	11,631,849
Indirect Materials	4,914,047
Labour	8,336,378
Applied/Relieved Overhead	2,158,597

Gross Margin	$ 14,019,518

Production Overhead	2,815,578
Shippping and Delivery	4,647,189

Gross Profit	$ 6,556,751

Expenses
Sales and Marketing Expense	775,212
General and Administrative	2,629,912

EBITDA	$ 3,151,627

Depreciation, Interest and Tax
Depreciation and Amortization	4,222,452
Interest Expense	442,351
Income Tax Expense	4,916

Net Income from Operations	(1,518,092)

Other Income & Expense
Disposal of Fixed Assets	23,362
Disconts Taken	-
Interest Income	(8)
Charitable Giving	1,350
Finance Charges
Miscellaneous Income	(13,920)

Net Income ( Loss)	$ (1,528,876)

Mid American Growers, Inc
Balance Sheet as of August 31, 2019
Unaudited
ASSETS

Current Assets
Cash	$ 204,725
Accounts Receivable	1,704,884
Inventory	5,552,341

7,461,950
Fixed Assets
Property and Equipment	104,563,159
Accumulated Depreciation	(65,158,220)

39,404,939

Other Assets
Due from Related Parties	9,669,937
Other Assets	-

Total Other Assets	9,669,937

Total Assets	$ 59,536,826

LIABILITIES AND CAPITAL

Current Liabilities
Accounts Payable - Trade	$ 2,204,927
Intercompany Transfers	(714,302)
Accured Expenses	125,552
N/P - Current Portion ( Primary	297,006
N/P - Current Portion ( Oth)	-
1,913,183
Long-TermLiabilites
LT N/P-Net Current Ptn (Prim)	10,169,465
Distribution Payable MAG	5,248,215

Total Liabilities	$ 17,330,863

Capital
Units of Capital	2,500
Treasury Stock	(321,825)
Accumulated Earnings (Deficit)	34,446,614
Current Year Net Income	5,078,674

Total Capital	$ 39,205,963

Total Liabilities & Capital	$ 56,536,826

Mid American Growers, Inc.
Income Statement for the Period Ending August 31, 2019
Unaudited

Sales
Gross Sales	36,998,783
Sales Returns & Allowances	(904,670)

Total Revenue	$ 36,094,113

Cost of Goods Sold
Direct Materials	11,078,040
Indirect Materials	3,004,377
Labour	6,636,691
Applied/Relieved Overhead	(1,688,311)

Gross Margin	$ 17,063,316

Production Overhead	2,099,598
Shippping and Delivery	3,506,353

Gross Profit	$ 11,457,365

Expenses
Sales and Marketing Expense	566,812
General and Administrative	2,757,233

EBITDA	$ 8,133,320

Depreciation, Interest and Tax
Depreciation and Amortization	2,640,017
Interest Expense	298,385
Income Tax Expense	-

Net Income from Operations	5,194,918

Other Income & Expense
Disposal of Fixed Assets	1,480,630
Disconts Taken	-
Interest Income	-
Charitable Giving	-
Finance Charges	-
Miscellaneous Income	(1,364,386)

Net Income ( Loss)	$ 5,078,674

Schedule 4.7(e)

Indebtedness

1The indebtedness owing by the Company under the AG Credit Facility, which indebtedness will be paid off at Closing and the Company and Sellers will obtain consent and full release of all Liens on the Company, its assets or properties (including the Owned Real Property and Leased Real Property) or affecting the Company Capital Stock.

2Each of Kenneth VanWingerden and Arthur VanWingerden has provided a personal guarantee with respect to the AG Credit Facility (collectively, the “Guarantees”), for which Sellers will obtain consent and full release of any Liens securing such Guarantees, to the extent affecting the Company Capital Stock.

3See item 4 on Schedule 4.5.

14

Schedule 4.8

Assets

1.  See attached fixed asset schedule.

15

Mid American Growers, LLC [MAG]
Asset List

S	Asset ID	Description	Date In Service	GL Asset Acct.	Category	Fed - Cost/Basis
	21001	9-Acre Greenhouse @ 79,400 ea.	5/4/1976	15200-00	Building & Structure (30Y)
	227001	1 Water Pump, Tank, House Pond	5/4/1976	15010-00	Greenhouses & Systems
	296007	1 16# Brake	5/4/1976	15400-00	Automobiles (5 Years)
	21003	Cement	6/1/1976	15200-00	Concrete
	21004	Labor on Add. to Greenhouse	7/2/1976	15200-00	Greenhouses & Systems
	21005	Electrical Material - New Add.	7/15/1976	15200-00	Building Improvements
	21008	Steel	8/5/1976	15200-00	Greenhouses 30
	21010	Pipe	8/10/1976	15200-00	Greenhouses 30
	21013	Steel	8/10/1976	15200-00	Greenhouses 30
	21014	Polycock Boarding	8/10/1976	15200-00	Greenhouses 30
	227002	Culverts	8/10/1976	15010-00	Land Improvements 30
	296017	20 M. Gal. Fuel Tank	8/10/1976	15400-00	Small Equipment (10Y)
	21015	4" Plastic & 400' Trenching	8/19/1976	15200-00	Greenhouses
	21021	Mertel Gravel Material	9/15/1976	15200-00	Gravel
	21024	Concrete	9/24/1976	15200-00	Concrete
	21027	Pouring Concrete	10/1/1976	15200-00	Concrete/Gravel
	21029	Nails	10/5/1976	15200-00	Greenhouses & Systems
	21030	Steel Construction Rods	10/5/1976	15200-00	Greenhouses & Systems
	21031	Pipe	10/14/1976	15200-00	Greenhouses & Systems
	21032	Electric Material (Englewood)	10/20/1976	15200-00	Greenhouses & Systems
	21033	Concrete & Labor	10/20/1976	15200-00	Concrete
	21034	Windows	10/20/1976	15200-00	Greenhouses & Systems
	21035	VW Plastic Greenhouse	10/20/1976	15200-00	Greenhouses & Systems
	21036	Doors	10/25/1976	15200-00	Doors
	21037	Lumber	11/3/1976	15200-00	Greenhouses & Systems
	21038	Electrical Impr. (Englewood)	11/12/1976	15200-00	Building Improvements
	21039	Eimprvement Material (Inland)	11/12/1976	15200-00	Greenhouses & Systems
	21040	Improvements (Mid-States Ind.)	11/12/1976	15200-00	Greenhouses & Systems
	21041	Door Track & Hangers	11/15/1976	15200-00	Doors
	21042	Improvements (Connor Co.)	12/1/1976	15200-00	Greenhouses & Systems
	21043	Galvanized Sheets	12/1/1976	15200-00	Greenhouses & Systems
	21044	Electrical Impr. (Englewood)	12/13/1976	15200-00	Building Improvements
	21045	Steel	12/14/1976	15200-00	Greenhouses & Systems
	21046	Gearbox for Windws	12/14/1976	15200-00	Greenhouses & Systems
	21047	Lumber	12/14/1976	15200-00	Greenhouses & Systems
	21048	Improvements (Chicago Tube)	12/27/1976	15200-00	Greenhouses & Systems
	21049	Glass	12/27/1976	15200-00	Greenhouses & Systems
	21050	Fittings	12/27/1976	15200-00	Greenhouses & Systems
	21051	Finishing Concrete	1/5/1977	15200-00	Concrete
	21052	Improvements (Chicago Tube)	1/7/1977	15200-00	Greenhouses & Systems
	21053	Electrical Imp. (Englewood)	1/13/1977	15200-00	Greenhouses & Systems
	21054	Concrete Finishing	1/14/1977	15200-00	Concrete
	21055	Concrete Finishing	1/26/1977	15200-00	Concrete
	21056	Steel	2/2/1977	15200-00	Greenhouses 30
	21057	Labor (hook up electricity)	2/5/1977	15200-00	Greenhouses & Systems

* Fed - Cost/Basis have been REDACTED

21058	Electrical Impr. (Englewood)	2/10/1977	15200-00	Building Improvements
21059	Electrical Impr. (Piedmont)	2/14/1977	15200-00	Building Improvements
21060	Improvements (Wicks Corp.)	2/14/1977	15200-00	Greenhouses & Systems
21061	Improvements (Monarch Ind.)	2/17/1977	15200-00	Greenhouses & Systems
21062	Steel	3/3/1977	15200-00	Greenhouses 30
21063	Pipe	3/10/1977	15200-00	Greenhouses & Systems
21064	Steel	3/10/1977	15200-00	Greenhouses 30
21065	Improvements (Chicago Tube)	3/22/1977	15200-00	Greenhouses & Systems
21066	Electrical Impr (Englewood)	3/22/1977	15200-00	Building Improvements
21067	Labor (Edgcomb Sttel Co.)	3/28/1977	15200-00	Greenhouses & Systems
21068	Electrical Impr. (Englewood)	3/30/1977	15200-00	Building Improvements
21069	Steel	4/12/1977	15200-00	Greenhouses 30
21070	Electrical Imp.(Piedmont)	4/12/1977	15200-00	Greenhouses & Systems
21071	Improvements (Chicago Tube)	5/12/1977	15200-00	Greenhouses & Systems
296036	WX-301 Extol Tank	6/6/1977	15400-00	Small Equipment (10Y)
21072	Cement & Gravel (Impr. & Con.)	6/7/1977	15200-00	Concrete
21073	Galvanized Pipe	7/21/1977	15200-00	Greenhouses & Systems
21074	Valves	7/21/1977	15200-00	Greenhouses & Systems
21075	New Section Greenhouse Plastic	8/2/1977	15200-00	Ghse- Plexiglas Covering 15
21076	Tiled Outlet Behind Greenhouse	8/10/1977	15200-00	Greenhouses & Systems
21077	Parts for New Windows	8/11/1977	15200-00	Greenhouses & Systems
21078	Valves	8/11/1977	15200-00	Greenhouses & Systems
21079	Steel	9/8/1977	15200-00	Greenhouses & Systems
21080	Plastic	9/8/1977	15200-00	Greenhouses & Systems
296040	Tubing	10/18/1977	15400-00	Greenhouse & Systems
21081	Tube & Iron	10/19/1977	15200-00	Greenhouses & Systems
21082	Plastic	11/2/1977	15200-00	Greenhouses & Systems
21083	Ironwork - New Greenhouse	11/21/1977	15200-00	Greenhouses & Systems
21084	Pmt. on New Greenhouse Mater'l	12/21/1977	15200-00	Greenhouses 30
21085	Improvements (Len Trovero Con)	1/17/1978	15200-00	Greenhouses & Systems
21086	Plastic	6/13/1978	15200-00	Greenhouses & Systems
227004	Drain Ditch (Asset 7005-7009)	6/29/1978	15010-00	Land Improvements 30
296046	Ventilation Controller	7/25/1978	15400-00	Greenhouse & Systems
21087	Greenhouse - Concrete Mater'l	8/1/1978	15200-00	Concrete
21088	Insulation	8/11/1978	15200-00	Greenhouses & Systems
21089	Insulation	8/18/1978	15200-00	Greenhouses & Systems
21090	Underground Heating System	9/12/1978	15200-00	Greenhouses & Systems
227010	Gravel & Concrete Drainage	9/21/1978	15010-00	Land Improvements 30
21091	Watering System - VW Plastics	10/2/1978	15200-00	Greenhouses & Systems
296049	14 Expansion Tanks	10/2/1978	15400-00	Greenhouse & Systems
296050	Fans	10/9/1978	15400-00	Greenhouse & Systems
227011	Gravel & Concrete Drainage	10/10/1978	15010-00	Land Improvements 30
21092	Pipe 2000'	10/17/1978	15200-00	Greenhouses & Systems
21093	Insulation	11/9/1978	15200-00	Greenhouses & Systems
21094	Greenhouse Heating System	12/26/1978	15200-00	Greenhouses & Systems
21095	Plastic	12/26/1978	15200-00	Greenhouses & Systems
21096	New Heating System - Connor Co	2/10/1979	15200-00	Greenhouses & Systems
21097	New Heating System	2/20/1979	15200-00	Greenhouses & Systems
21098	Shading Compund & Bow Inserts	3/19/1979	15200-00	Greenhouses & Systems

* Fed - Cost/Basis have been REDACTED

227012	Yard Expansion	7/13/1979	15010-00	Land Improvements 30
227013	Steel Fencing	9/1/1979	15010-00	Land Improvements
227014	Flynn Drainage Products Co.	10/6/1979	15010-00	Land Improvements 30
296062	Grundfos Pumps	11/1/1979	15400-00	Pumps (5Y)
227015	Land Improvements	11/30/1979	15010-00	Land Improvements 30
21099	Hagerty Steel	12/14/1979	15200-00	Greenhouses & Systems
21101	Energy Curtain	1/5/1980	15200-00	Ghse- Energy Curtains
21100	Conversion of Boiler to Gas	1/11/1980	15200-00	Heavy Equipment (15 Years)
21102	Energy Curtain	2/8/1980	15200-00	Ghse- Energy Curtains
21104	Conversion of Boiler to Gas	2/8/1980	15200-00	Heavy Equipment (15 Years)
21105	Hagerty Steel - Energy Curtain	2/8/1980	15200-00	Ghse- Energy Curtains
21106	Ryerson Steel - Energy Curtain	2/21/1980	15200-00	Ghse- Energy Curtains
21103	Energy Curtain	2/23/1980	15200-00	Ghse- Energy Curtains
21107	Hagerty Steel - Energy Curtain	3/8/1980	15200-00	Ghse- Energy Curtains
21108	Mertel Gravel - New Benches	3/8/1980	15200-00	Gravel
21109	V&V Noorland (Shading System)	3/8/1980	15200-00	Ghse- Energy Curtains
21110	Unarco Rohn Energy Curtain	3/15/1980	15200-00	Ghse- Energy Curtains
21111	V.W. Plastics	3/18/1980	15200-00	Ghse- Energy Curtains
227016	Mertel Gravel Co. (Yard Maint)	6/10/1980	15010-00	Land Improvements 30
21112	V.W. Plastics	6/11/1980	15200-00	Ghse- Energy Curtains
296063	V&V Noorland Cooling System	6/18/1980	15400-00	Ghse Equip-Small 10
227017	Mertel Gravel Co. (Yard Maint)	7/15/1980	15010-00	Land Improvements 30
296064	V&V Noorland Cooling System	7/15/1980	15400-00	Ghse Equip-Small 10
227018	Skoog Landscaping	7/28/1980	15010-00	Land Improvements
21113	E.S.P. Insulation (Gutters)	8/22/1980	15200-00	Greenhouses & Systems
227019	Mertel Gravel	8/22/1980	15010-00	Land Improvements 30
296068	Tri-Town Electric Curtain Shad	8/26/1980	15400-00	Greenhouse & Systems
21114	Bruno Bucholz(Urethane Gutter)	9/12/1980	15200-00	Building Improvements
21115	Benches in Greenhouse	9/15/1980	15200-00	Greenhouses
21116	V.W. Plastics - Energy Curtain	10/3/1980	15200-00	Ghse- Energy Curtains
21117	Sheets of Double Plexiglass	11/13/1980	15200-00	Ghse- Plexiglas Covering 15
227021	Ellena Const.	12/30/1980	15010-00	Land Improvements 30
227020	Mertel Gravel (Construct Road)	3/9/1981	15010-00	Land Improvements 30
320502	56.658 Acres Remaining		15000-00	Land
162001	Chain Link Fence Installation	5/5/1981	15300-00	Land Improvements
21201	Ryerson Steel Galv. Sheets	6/2/1981	15200-00	Greenhouses 30
21202	Monsanto Plastics	6/12/1981	15200-00	Greenhouses 30
21203	Levitt Tube & Iron (New Grnhs)	6/23/1981	15200-00	Greenhouses & Systems
21204	Ryerson Steel (New Greenhouse)	6/26/1981	15200-00	Greenhouses 30
21205	Continental Prod. Co.	7/1/1981	15200-00	Greenhouses & Systems
21206	Zethoff Greenhouse Energy Curt	7/10/1981	15200-00	Ghse- Energy Curtains
21207	Zethoff Green (Energy Curt.)	7/20/1981	15200-00	Ghse- Energy Curtains
21208	Green Circle - Urethaning Gut.	7/28/1981	15200-00	Greenhouses & Systems
21209	Fabricating & Welding Corp.	8/21/1981	15200-00	Greenhouses & Systems
21222	Tri-Town Electric - Wiring	9/1/1981	15200-00	Greenhouses 30
21223	Zethoff-Energy Curtain	9/1/1981	15200-00	Ghse- Energy Curtains
296110	W.W. Grainger - 5HP Compress	9/1/1981	15400-00	Small Equipment (10Y)
21210	Galvanized Chanels	9/8/1981	15200-00	Greenhouses & Systems
21220	WHO KNOWS	9/10/1981	15200-00	Greenhouses 30

* Fed - Cost/Basis have been REDACTED

21211	Galvanized Sheets	9/12/1981	15200-00	Greenhouses & Systems
21212	Galvanized Sheets	9/21/1981	15200-00	Greenhouses & Systems
21213	Energy Cloth Installation	9/27/1981	15200-00	Ghse- Energy Curtains
21214	Ryerson Steel (Structure)	10/19/1981	15200-00	Greenhouses 30
227101	Universal Contr. (Asphalt)	10/20/1981	15010-00	Land Improvements 30
21215	Windows, Dramex, Dripperline	11/16/1981	15200-00	Greenhouses & Systems
21216	Mertel Gravel - Cement	12/7/1981	15200-00	Gravel
21217	Chicago Tube & Iron	12/7/1981	15200-00	Greenhouses & Systems
243002	Widmer's - Fire Proof Cabinet	1/6/1982	15700-00	Office Equipment
21218	Ryerson - Gal. Steel & Iron	2/9/1982	15200-00	Greenhouses & Systems
162002	Progress Billing on New Bldg.	2/11/1982	15300-00	Building & Structure (30Y)
21219	Energy Cloth System (Zetho)	2/13/1982	15200-00	Ghse- Energy Curtains
21221	New Shadin System (Zethof)	2/24/1982	15200-00	Ghse- Energy Curtains
162003	Van Loo Door Salles-Steel Door	3/4/1982	15300-00	Doors
162004	Heaters - Newark Florists	3/20/1982	15300-00	Building & Structure (30Y)
296105	Potting Machine - Javo, Inc.	3/25/1982	15400-00	Small Equipment (10Y)
296107	Electrical Foot Pedal	3/30/1982	15400-00	Ghse Equip-Small 10
243101	Booths for Lunch Room	4/16/1982	15700-00	Office Equipment
21306	Plastic Greenhouse	4/27/1982	15200-00	Greenhouses 30
162101	Building	5/1/1982	15300-00	Building & Structure (30Y)
162102	Partitions for Bathrooms	5/1/1982	15300-00	Building & Structure (30Y)
162103	Building	5/1/1982	15300-00	Building & Structure (30Y)
162104	Bricks, Cement, Sand	5/1/1982	15300-00	Building & Structure (30Y)
162105	Steel Fire Doors	5/1/1982	15300-00	Doors
162106	Progress Billing on New Bldg.	5/1/1982	15300-00	Building & Structure (30Y)
162107	Van Loo Doors	5/1/1982	15300-00	Doors
162108	Wagner Home Center	5/1/1982	15300-00	Building & Structure (30Y)
162109	Ladzinski Cement	5/1/1982	15300-00	Building & Structure (30Y)
162110	Kettman Heating	5/1/1982	15300-00	HVAC
162111	H.B. Cabinet	5/1/1982	15300-00	Building & Structure (30Y)
162112	Connor Co.	5/1/1982	15300-00	Building & Structure (30Y)
162113	Imperial Builders	5/1/1982	15300-00	Building & Structure (30Y)
162114	Tri-Town Electric	5/1/1982	15300-00	Building & Structure (30Y)
162115	Van Loo Doors	5/1/1982	15300-00	Doors
162116	Putnam County Tile	5/1/1982	15300-00	Building & Structure (30Y)
162117	Chamlin & Associates	5/1/1982	15300-00	Building & Structure (30Y)
162119	Tri-Town Electric - Mat. Labor	5/1/1982	15300-00	Building & Structure (30Y)
162120	Imperial Builders	5/1/1982	15300-00	Building & Structure (30Y)
162121	Mertel Gravel	5/1/1982	15300-00	Building & Structure (30Y)
162122	P.L. Light Systems	5/1/1982	15300-00	Building & Structure (30Y)
162123	Wagner Home Center	5/1/1982	15300-00	Building & Structure (30Y)
162125	Ellena Constructions	5/1/1982	15300-00	Building & Structure (30Y)
162126	Billy Hall Masonry (Firewall)	5/1/1982	15300-00	Building & Structure (30Y)
162127	Van Loo Doors	5/1/1982	15300-00	Doors
162128	Ellena Construction	5/1/1982	15300-00	Building & Structure (30Y)
162129	F.X. Newmann- Concrete Blocks	5/1/1982	15300-00	Building & Structure (30Y)
162130	Hall Masonry - Labor for Block	5/1/1982	15300-00	Building & Structure (30Y)
162131	Hall Masonry	5/1/1982	15300-00	Building & Structure (30Y)
162132	Wagner Home Center	5/1/1982	15300-00	Building & Structure (30Y)

* Fed - Cost/Basis have been REDACTED

162133	Newmann & Sons	5/1/1982	15300-00	Building & Structure (30Y)
162134	Burns Glass Co. - Glass Office	5/1/1982	15300-00	Building & Structure (30Y)
162135	Wagner Home Center	5/1/1982	15300-00	Building & Structure (30Y)
162136	Ladzinski Cement - Concrete	5/1/1982	15300-00	Building & Structure (30Y)
162137	F. Newmann - Cement Block	5/1/1982	15300-00	Building & Structure (30Y)
162138	Imperial Builders	5/1/1982	15300-00	Building & Structure (30Y)
162139	Hall Masonry Co. - Labor	5/1/1982	15300-00	Building & Structure (30Y)
162140	F. Newmann & Sons - Cement	5/1/1982	15300-00	Building & Structure (30Y)
162141	Hall Masonry - Labor Block	5/1/1982	15300-00	Building & Structure (30Y)
162142	Englewood Electric	5/1/1982	15300-00	Building & Structure (30Y)
162143	Wagner Home Center	5/1/1982	15300-00	Building & Structure (30Y)
162144	Imperial Builders	5/1/1982	15300-00	Building & Structure (30Y)
162146	Adams Door Co. - Fire Door	5/1/1982	15300-00	Doors
162147	Kettman, Heating & Air	5/1/1982	15300-00	HVAC
162148	Mertel Gravel - Cement Found.	5/1/1982	15300-00	Building & Structure (30Y)
162149	Wagner Home Center - Mat.	5/1/1982	15300-00	Building & Structure (30Y)
162150	Wagner Home Center - Mat.	5/1/1982	15300-00	Building & Structure (30Y)
162151	Kettman Heating & Air	5/1/1982	15300-00	HVAC
162152	Wagner Home Center	5/1/1982	15300-00	Building & Structure (30Y)
162153	Tri Town Electric	5/1/1982	15300-00	Building & Structure (30Y)
162155	Universal Contractors #11974	5/1/1982	15300-00	Building & Structure (30Y)
243103	Sun Ray Fixture - Booths Table	6/7/1982	15700-00	Office Equipment
296203	Bouldin & Lawsin	6/7/1982	15400-00	Ghse Equip-Small 10
296204	W.W. Granger, Inc.	6/7/1982	15400-00	Ghse Equip-Small 10
296205	V.W. PGC Shelves, Poting, etc	6/7/1982	15400-00	Ghse Equip-Small 10
227201	Smiley Funfsinn - Pond Work	8/23/1982	15010-00	Land Improvements 30
21301	Plastic Greenhouses	8/30/1982	15200-00	Greenhouses 30
21302	V.V. Noorland - Greenhouses	9/22/1982	15200-00	Greenhouses 30
296207	VW PDG Galv. Metal Hose, etc.	10/26/1982	15400-00	Ghse Equip-Small 10
296212	Old Mill Co. - Seeder	11/1/1982	15400-00	Small Equipment (10Y)
296213	Old Mill Co. - Seeder Parts	12/22/1982	15400-00	Ghse Equip-Small 10
296210	Smiley Funfsinn - Work on Dam	1/6/1983	15400-00	Land Improvements 30
285103	Ryerson Steel	1/12/1983	15600-00	Ghse Equip-Small 10
21303	Tri-Twon Electric - Mat. Labor	1/24/1983	15200-00	Greenhouses 30
296216	Old Mill Co.	2/22/1983	15400-00	Ghse Equip-Small 10
162154	Tri Town - Material & Labor	3/1/1983	15300-00	Misc Bldg Impv 15
21304	Ryerson Steel (#13289)	3/9/1983	15200-00	Greenhouses & Systems
296219	Aluminum Dist.	3/21/1983	15400-00	Ghse Equip-Small 10
296220	Bouldin & Lawson	3/21/1983	15400-00	Ghse Equip-Small 10
296218	Growers Equip. - Sprayer	3/30/1983	15400-00	Growing
296221	V&V Noordland - Burners	3/31/1983	15400-00	Ghse Equip-Small 10
296303	Motorola-Walkie-Talkies #13366	4/3/1983	15400-00	Small Equipment (10Y)
21421	Mertel's Gravel Sidewalk	4/11/1983	15200-00	Gravel
21422	Mertel'S Gravel Sidewalks	4/25/1983	15200-00	Gravel
21424	Labor on Greenhouse 6/83-2/84)	6/1/1983	15200-00	Greenhouses & Systems
21401	V.W. Plastics - #13458	6/14/1983	15200-00	Ghse- Energy Curtains
21403	Vaughn-Jacklin (Shade Cloth)	6/21/1983	15200-00	Ghse- Energy Curtains
162201	Imperial Builders	6/27/1983	15300-00	Misc Bldg Impv 15
21402	Smiley Funfsinn - Grading	6/28/1983	15200-00	Greenhouses 30

* Fed - Cost/Basis have been REDACTED

21404	D.S. Plastics _ #13492	7/5/1983	15200-00	Ghse- Energy Curtains
162202	Van Loo Door Sales	7/11/1983	15300-00	Doors
21405	Mertel Gravel - #573	7/19/1983	15200-00	Gravel
162203	Henry Clark-Carpentry #13526	8/1/1983	15300-00	Misc Bldg Impv 15
162209	Ron Moreno-Carpentry #13527	8/1/1983	15300-00	Misc Bldg Impv 15
162215	Wagner Home Center #651	8/2/1983	15300-00	Misc Bldg Impv 15
21406	Mertel Gravel #628	8/2/1983	15200-00	Gravel
227302	Thomas Graceffa #13529	8/2/1983	15010-00	Land Improvements 30
21410	Chicago Tube & Iron - Steel	8/3/1983	15200-00	Greenhouses & Systems
296310	Paul Phillips #13533	8/3/1983	15400-00	Greenhouse & Systems
296311	Robert Gray #13538	8/3/1983	15400-00	Greenhouse & Systems
21409	Funfsinn-Grading Rpr. #13543	8/6/1983	15200-00	Land Improvements
162204	Henry Clark-Carpentry #13545	8/8/1983	15300-00	Misc Bldg Impv 15
162210	Ron Moreno-Carpentry #13546	8/8/1983	15300-00	Misc Bldg Impv 15
162205	Henry Clark-Carpentry #13555	8/15/1983	15300-00	Misc Bldg Impv 15
162211	Ron Moreno-Carpentry #13556	8/16/1983	15300-00	Misc Bldg Impv 15
21407	Mertel Gravel #677	8/16/1983	15200-00	Gravel
21408	Mertel Gravel #726	8/16/1983	15200-00	Gravel
296308	VanWingerden Plastic #690	8/16/1983	15400-00	Greenhouse & Systems
296309	John's Air Conditioning #673	8/16/1983	15400-00	Greenhouse & Systems
296312	M. Adams Equipment #13560	8/18/1983	15400-00	Ghse Equip-Small 10
162206	Henry Clark-Carpentry #13566	8/22/1983	15300-00	Misc Bldg Impv 15
162212	Ron Moreno-Carpentry #13567	8/22/1983	15300-00	Misc Bldg Impv 15
162207	Henry Clark-Carpentry #13576	8/29/1983	15300-00	Misc Bldg Impv 15
162213	Ron Moreno-Carpentry #13577	8/29/1983	15300-00	Misc Bldg Impv 15
162208	Henry Clark-Carpentry #13583	8/30/1983	15300-00	Misc Bldg Impv 15
162214	Ron Moreno-Carpentry #135	8/30/1983	15300-00	Misc Bldg Impv 15
227301	Terando Brothers #733	8/30/1983	15010-00	Land Improvements 30
162216	Wagner Home Center #13600	9/10/1983	15300-00	Misc Bldg Impv 15
21412	Mertel Gravel #13627	9/13/1983	15200-00	Gravel
21413	Zellmer Truck Lines	9/13/1983	15200-00	Greenhouses 30
21411	Mertel Gravel #840	9/27/1983	15200-00	Gravel
21415	Universal	10/11/1983	15200-00	Greenhouses 30
296313	Robert Gray- Cooler Doors	10/11/1983	15400-00	Doors
296314	Kettman - Coolers for Bulbs	10/11/1983	15400-00	Ghse Equip-Small 10
296315	Eidson Pipe & Tubing (Tables)	10/11/1983	15400-00	Growing
21414	VW Plastic - New Greenhouse	10/25/1983	15200-00	Greenhouses & Systems
296316	VW Plastics - Weld New Tables	10/26/1983	15400-00	Growing
21418	CK#1000 - Mertel Gravel	11/8/1983	15200-00	Land Improvements
21420	CK#971 - Connor Co. (Pipe)	11/8/1983	15200-00	Greenhouses
227303	Underground Spr. #13750	11/8/1983	15010-00	Land Improvements
21416	CK#13768 Price Heating (Pipe)	11/12/1983	15200-00	Greenhouses & Systems
162217	CK#13771 - Ed Moreno (Carpet)	11/14/1983	15300-00	Misc Bldg Impv 15
227304	Harding (Elec Pole) #13785	11/14/1983	15010-00	Land Improvements
21417	CK#13778 Universal - Asphalt	11/18/1983	15200-00	Driveway Repairs
21419	CK#1078 VW Plastics	11/22/1983	15200-00	Ghse- Energy Curtains
296317	Bouldin & Lawson Seeder #1088	12/6/1983	15400-00	Small Equipment (10Y)
296319	R.V. Evans - Tape Mach. #1102	12/6/1983	15400-00	Small Equipment (10Y)

296328	E.Coast Grower #1451 Watering	12/14/1983	15400-00	Growing

* Fed - Cost/Basis have been REDACTED

296320	Blackmore Transplanter #1160	12/20/1983	15400-00	Ghse Equip-Small 10
296321	Javo/Planting Machine #13833	12/30/1983	15400-00	Ghse Equip-Small 10
296322	Bouldin Lawson Seeder #1218	1/3/1984	15400-00	Small Equipment (10Y)
21423	Neuman Concrete Block #1310	1/17/1984	15200-00	Greenhouses 30
296324	B.F.G. Supply 2 Seeders #1269	1/17/1984	15400-00	Ghse Equip-Small 10
296325	Blackmore Trucking #121	1/17/1984	15400-00	Ghse Equip-Small 10
296326	Evans RV Tracking Machine#1285	1/17/1984	15400-00	Ghse Equip-Small 10
21425	Green Circle Growers Greenhse	2/1/1984	15200-00	Greenhouses & Systems
296331	Norland Comp Gh-13943	3/1/1984	15400-00	Ghse Equip-Large 15
21427	Tri Town Electric - Various	3/9/1984	15200-00	Greenhouses 30
296329	Bouldin & Lawson - 1526	3/13/1984	15400-00	Ghse Equip-Small 10
21426	Sidewalks-CK# 1531,1571,1644	3/15/1984	15200-00	Greenhouses 30
21431	Kettman Heating & Air #1697	4/1/1984	15200-00	Greenhouses & Systems
296337	Wiese Planning Forklift #1721	4/27/1984	15400-00	Forklift/Tugger/Scissorlift (10Y)
296336	3 Motorola Radios	4/30/1984	15400-00	Small Equipment (10Y)
21433	Tri-Town Electric #14050	5/1/1984	15200-00	Greenhouses & Systems
21432	Ladzinski Cement #1767	5/8/1984	15200-00	Concrete
296339	Allied-Conveyor #1807-8;117404	5/22/1984	15400-00	Ghse Equip-Small 10
21435	Vaughn-Jacklin Shade Curt#2046	7/3/1984	15200-00	Ghse- Energy Curtains
296341	VW Plastic Elec&Push Cart#2045	7/3/1984	15400-00	Small Equipment (10Y)
21434	VW Plastic #2163	7/10/1984	15200-00	Ghse- Plexiglas Covering 15
243212	Complete Ind. Lockers #2058	7/17/1984	15700-00	Office Equipment
285213	Ryerson Ck#2278	9/5/1984	15600-00	Ghse Equip-Small 10
21436	Cement CK#13200	9/11/1984	15200-00	Concrete
21440	Concrete CK#2465	10/1/1984	15200-00	Concrete
21441	Asphalt CK#14284	10/1/1984	15200-00	Driveway Repairs
296347	4 Cargo Heaters Ck#2512	10/1/1984	15400-00	Small Equipment (10Y)
296346	5 Mechanical Dock Boards	10/23/1984	15400-00	Small Equipment (10Y)
285214	4 Suspended Basket Systems	11/20/1984	15600-00	Ghse Equip-Small 10
296349	Auto Media Filter 30' Tank	11/20/1984	15400-00	Small Equipment (10Y)
21442	Parts Shadin System	12/4/1984	15200-00	Ghse- Energy Curtains
296352	Generator Casing	12/4/1984	15400-00	Generator
296353	Conveyor Rollers Ck#14418	12/19/1984	15400-00	Small Equipment (10Y)
179001	DC Builders #14115	1/1/1985	15300-00	Building & Structure (30Y)
179002	Universal Cont Blacktop #2160	1/1/1985	15300-00	Building & Structure (30Y)
179003	DC Builders	1/1/1985	15300-00	Building & Structure (30Y)
179004	Ck2250 2371 2331 14273 2290	1/1/1985	15300-00	Building & Structure (30Y)
179005	DC Building Systems Ck#14380	1/1/1985	15300-00	Building & Structure (30Y)
179007	DC Build Systems Ck#14381	1/1/1985	15300-00	Building & Structure (30Y)
179008	DC Build Systems Ck 2738	1/1/1985	15300-00	Building & Structure (30Y)
179009	Vanloo Door Sales Ck14400	1/1/1985	15300-00	Doors
21443	Tri-Town Electric CK 14460	1/8/1985	15200-00	Greenhouses & Systems
227307	Landscaping CK#2965	1/29/1985	15010-00	Land Improvements
179010	Thompson Construct. Ck#14528	1/30/1985	15300-00	Building & Structure (30Y)
299011	Lighting Pl Systems C#14550	2/13/1985	15400-00	Growing
299017	Add'l Const. Universal Cont.	2/13/1985	15400-00	Small Equipment (10Y)

296355	Potting Machines CK#291600	2/19/1985	15400-00	Small Equipment (10Y)
179016	Add'l Const. Thompson Construc	4/10/1985	15300-00	Building & Structure (30Y)
296362	Fertilizer Mixer	5/7/1985	15400-00	Small Equipment (10Y)

* Fed - Cost/Basis have been REDACTED

227311	Parking Lot	5/21/1985	15010-00	Land Improvements 30
296365	Potting Machine CK# 14815	7/9/1985	15400-00	Small Equipment (10Y)
296368	Containers CK#14872	7/12/1985	15400-00	Small Equipment (10Y)
227312	South Parking Lot	7/18/1985	15010-00	Land Improvements 30
296363	Wateering Systems - Wetterings	7/23/1985	15400-00	Ghse Equip-Small 10
285217	Int'l 284 D Tract w/60" Mower	7/30/1985	15600-00	Small Equipment (10Y)
179019	Loading Dock & Other Imp 14884	8/8/1985	15300-00	Small Equipment (10Y)
296371	Trash Compactor CK#3898	8/27/1985	15400-00	Small Equipment (10Y)
243217	Fireproof Fire Cabinet Ck14949	9/14/1985	15700-00	Office Equipment
179020	Doors (Ck 4045)	9/24/1985	15300-00	Doors
296376	Table System	1/2/1986	15400-00	Ghse Equip-Large 15
21447	Bricklay @ Fertilizer	1/31/1986	15200-00	Growing
299023	Joseph T. Ryerson & Sons	3/4/1986	15400-00	Ghse Equip-Large 15
296380	Shade Cloths	3/11/1986	15400-00	Ghse- Energy Curtains 10
299021	C&C Electric	3/15/1986	15400-00	Misc Bldg Impv 15
243218	File Cabinet - Ck#15254	3/17/1986	15700-00	Office Equipment
179024	Thompson Construction	3/18/1986	15300-00	Misc Bldg Impv 15
296379	Conveyors	3/25/1986	15400-00	Ghse Equip-Small 10
299022	P.L. Light System	3/25/1986	15400-00	Ghse Equip-Small 10
179026	Gro-Lights	4/8/1986	15300-00	Growing
179027	Tile - Szotts	4/8/1986	15300-00	Misc Bldg Impv 15
296387	Expansion Tank	4/8/1986	15400-00	Greenhouse & Systems
21451	Shading Cloth Replacement	4/11/1986	15200-00	Ghse- Energy Curtains
179028	Labor & Mat.-Thompson Construc	4/18/1986	15300-00	Misc Bldg Impv 15
227316	Trees and Schrubs	4/22/1986	15010-00	Land Improvements
296386	3 - Gas Pumps	4/22/1986	15400-00	Pumps (5Y)
179029	Thompson Constru. ch#15323	4/24/1986	15300-00	Misc Bldg Impv 15
179030	Labor & Materials-C&C Electric	5/6/1986	15300-00	Misc Bldg Impv 15
179031	Carpet - Szotts	5/6/1986	15300-00	Building & Sturcture Improvement (15 Years)
21452	Concrete Floor	5/6/1986	15200-00	Concrete
21453	Shade Cloth Repair	5/17/1986	15200-00	Ghse- Energy Curtains
179032	Flooring - Szotts	5/20/1986	15300-00	Building & Sturcture Improvement (15 Years)
243222	Booths for Cafeteria	5/20/1986	15700-00	Office Equipment
296391	Pressure Washer	6/2/1986	15400-00	Other Equip-Small
179033	Thompson Construction	6/5/1986	15300-00	Misc Bldg Impv 15
179034	Asphalt - Universal Cont.	7/1/1986	15300-00	Driveway Repairs
21454	Addition to Greenhouse	7/1/1986	15200-00	Greenhouses
296392	Compressor	7/1/1986	15400-00	Small Equipment (10Y)
243223	Cabinets for Cafeteria	8/26/1986	15700-00	Office Equipment
296393	Fertilizer Injector-Dosatron	8/26/1986	15400-00	Pumps (5Y)
296395	Potting Machine - Bouldin&Laws	9/4/1986	15400-00	Small Equipment (10Y)
296394	3 Battery Chargers	9/9/1986	15400-00	Small Equipment (10Y)
296397	Roller Conveyors - VW Plastic	9/9/1986	15400-00	Ghse Equip-Large 15
21457	Greenhouse Addit.-Thompson	9/15/1986	15200-00	Greenhouses & Systems
21456	Greenhouse Addit.-Mertel	9/23/1986	15200-00	Greenhouses & Systems
296396	Table System - VW Plastic	9/23/1986	15400-00	Growing
21458	Greenhouse Addit.-Thompson C	10/3/1986	15200-00	Greenhouses & Systems

21460	Sshading Cloth Repair-Zethof	10/7/1986	15200-00	Greenhouses & Systems
296389	Echos Equipment in Grnhse.	10/7/1986	15400-00	Ghse Systems-Primary 30

* Fed - Cost/Basis have been REDACTED

21461	Greenhouse Addn. - Mertel Grav	11/4/1986	15200-00	Land Improvements
21462	Electrical,Heating & A/Dond	12/15/1986	15200-00	Building Improvements
243225	Steel Cabinet	12/16/1986	15700-00	Office Equipment
162222	New Furnace	1/27/1987	15300-00	HVAC
296398	Seeder	1/27/1987	15400-00	Small Equipment (10Y)
162221	Remodeling	1/28/1987	15300-00	Misc Bldg Impv 15
162224	Remodeling (Offices) Wagners	3/10/1987	15300-00	Misc Bldg Impv 15
296402	1/3 Taper - RV Evans	3/13/1987	15400-00	Other Equip-Small
162223	Furn/Air-Cond.-Kettman	3/20/1987	15300-00	HVAC
296404	Tables - VW Plastic	3/27/1987	15400-00	Growing
179035	Bldg. Materials - Wickes	3/30/1987	15300-00	Building & Structure (30Y)
296407	1/3 Taper-Final Pay Asset#6402	4/13/1987	15400-00	Greenhouses & Systems
296409	Galv. Steel Links-For BLdg TBL	7/1/1987	15400-00	Ghse Equip-Large 15
179037	Finishing Work - Thompson Cons	7/28/1987	15300-00	Building & Structure (30Y)
296408	900 Aluminum Tables	7/31/1987	15400-00	Ghse Equip-Large 15
189505	Labor-Lay Block (K-Becker Magr	8/3/1987	15300-00	Building & Structure (30Y)
189504	Concrete Blocks-VW Enterpr.	8/5/1987	15300-00	Concrete
189503	Castner Steel Buildings	8/7/1987	15300-00	Building & Structure (30Y)
296416	VW Plastic	8/7/1987	15400-00	Ghse- Plastic Film Covering 05
296412	900 Aluminum Tables	8/13/1987	15400-00	Ghse Equip-Large 15
189506	Concrete Products	8/18/1987	15300-00	Concrete
189502	Castner Steel Buildings	8/24/1987	15300-00	Building & Structure (30Y)
189507	Castner Steel Buildings	9/21/1987	15300-00	Building & Structure (30Y)
296415	Cooler (Kettman)	9/21/1987	15400-00	Ghse Equip-Large 15
299025	3 Cargo Heaters	10/12/1987	15400-00	Small Equipment (10Y)
299024	Table System Equipment	10/26/1987	15400-00	Growing
299026	Roller Tables (New Greenhouse)	11/10/1987	15400-00	Ghse Equip-Large 15
299027	Cooler (VW., Inc.)	11/13/1987	15400-00	Ghse Equip-Large 15
189509	Castner Steel Builders	12/1/1987	15300-00	Building & Structure (30Y)
189510	Castner Steel Builders	12/1/1987	15300-00	Building & Structure (30Y)
299031	Controls & Switches-Echoes sys	12/7/1987	15400-00	Ghse Equip-Small 10
189512	Thompson (OVH door & docks)	12/11/1987	15300-00	Heavy Equipment (15Y)
299030	Cooler Floor (Thompson Const)	12/11/1987	15400-00	Ghse Equip-Large 15
189508	Castner Steel Builders	12/28/1987	15300-00	Building & Structure (30Y)
189511	Castner (Overh dr frame; insul	12/28/1987	15300-00	Building & Structure (30Y)
299028	Materials for Tables	12/31/1987	15400-00	Ghse Equip-Large 15
189513	V.W. Plastic (3/4" Blue pipe)	1/11/1988	15300-00	Building & Structure (30Y)
189514	Zellmer - 1358 tons sand	1/11/1988	15300-00	Building & Structure (30Y)
299033	Self-Leveling Base	1/25/1988	15400-00	Small Equipment (10Y)
299036	Equip.-East Coast Designs I	2/1/1988	15400-00	Small Equipment (10Y)
189515	Thompson Construction	2/8/1988	15300-00	Building & Structure (30Y)
189516	Castner Steel Bldrs.	2/8/1988	15300-00	Building & Structure (30Y)
299038	Pipe - Magnum Pipe Co.	2/22/1988	15400-00	Ghse Equip-Large 15
299034	Bouldin & Lawson (Convey,Mtrs)	2/29/1988	15400-00	Ghse Equip-Large 15
299035	Oil Heater - Grainger	2/29/1988	15400-00	Small Equipment (10Y)
299037	Pipe for Movable Tables	2/29/1988	15400-00	Ghse Equip-Large 15

299040	10 Hot Water Unit Heaters	3/7/1988	15400-00	Other Equip-Small
299041	Boom Watering System (East Coa	3/10/1988	15400-00	Booms
61005	Ossola	3/10/1988	15200-00	Greenhouses 30

* Fed - Cost/Basis have been REDACTED

61107	Concrete Products	3/10/1988	15200-00	Concrete
61109	Ossola	3/10/1988	15200-00	Greenhouses 30
189517	Castner Steel Bldrs.	3/14/1988	15300-00	Other Buildings 30
299048	Shipping System	4/13/1988	15400-00	Heavy Equipment (15Y)
299049	Cooler - Tri-Town Electric	4/13/1988	15400-00	Ghse Equip-Large 15
299050	Cooler - Kettman	4/15/1988	15400-00	Ghse Equip-Small 10
299051	Cooler - Tri-Town Electric	4/15/1988	15400-00	Ghse Equip-Small 10
258118	Priva Universal Comp.(Rec clim	4/25/1988	15700-00	Computer Hardware
299052	Labor on Ship. Syst Fr grnhs	4/29/1988	15400-00	Greenhouses & Systems
299053	Fuel Tank	4/30/1988	15400-00	Small Equipment (10Y)
299056	Refrigered Air Dryer	5/23/1988	15400-00	Small Equipment (10Y)
299057	24 Fans for new greenhouse	5/23/1988	15400-00	Ghse Equip-Small
299058	Concrete for outside tbl syst.	5/23/1988	15400-00	Concrete
299059	Elect. Tbls for Gls grnh	5/31/1988	15400-00	Ghse Equip-Large 15
299060	11,600 Gal. Tank	5/31/1988	15400-00	Small Equipment (10Y)
299062	10 - 1/4 HP Motors for Echos	6/2/1988	15400-00	Greenhouses & Systems
285227	Albrecht Well Dril.(tankset)	6/13/1988	15600-00	Greenhouse & Systems
299063	Spray Car	6/13/1988	15400-00	Ghse Equip-Small 10
189521	Thompson Construction	6/21/1988	15300-00	Other Buildings 30
299064	Table System - Addtl.	7/25/1988	15400-00	Ghse Equip-Large 15
299065	Cooler - Electrical work	8/1/1988	15400-00	Small Equipment (10Y)
299066	8-Roller Convey.sec.& stl gtrs	8/1/1988	15400-00	Ghse Equip-Large 15
299067	Steelposts	8/10/1988	15400-00	Greenhouses
299068	Galv. Steel Pipe (TBL Syst)	8/16/1988	15400-00	Greenhouses
299069	1,000 Aluminum tables	9/6/1988	15400-00	Growing
299070	5,000 Liter Expansion Tank	9/6/1988	15400-00	Small Equipment (10Y)
299071	2 Boilers w/blending pumps	9/6/1988	15400-00	Ghse Systems-Secnd 15
299072	46 echos syst. & 8 booms-part.	9/14/1988	15400-00	Booms
21466	New Heating System - Greenhse.	9/19/1988	15200-00	Greenhouses & Systems
258119	Priva - hook-up new greenhs	9/19/1988	15700-00	Computer Hardware
299074	Frt for hauling sand-boiler rm	10/3/1988	15400-00	Heavy Equipment (15 Years)
299077	Pipe for table system	10/18/1988	15400-00	Growing
227318	Pipes for culvert - new pond	10/24/1988	15010-00	Land Improvements 30
258120	Priva wiring	10/24/1988	15700-00	Computer Hardware
299073	Boiler Room	10/24/1988	15400-00	Heavy Equipment (15 Years)
299075	Concrete for boiler room	10/24/1988	15400-00	Concrete
299076	Conveyer (incl. install)	10/24/1988	15400-00	Small Equipment (10Y)
21465	Heating Syst. Labor-C House	10/31/1988	15200-00	Greenhouses & Systems
299078	Gravel for boiler room	11/7/1988	15400-00	Misc Bldg Impv 15
21468	Welding for Heating System	11/14/1988	15200-00	Greenhouses & Systems
299079	12'x14' door for boiler room	11/14/1988	15400-00	Doors
299083	Bouch Concrete Breaker	11/14/1988	15400-00	Small Equipment (10Y)
299080	Boiler room construction	11/18/1988	15400-00	Misc Bldg Impv 15
258121	Wiring for Priva	11/28/1988	15700-00	Computer Hardware
21467	Heating System C-House	11/29/1988	15200-00	Greenhouses & Systems
21472	Heating Syst. Labor - C-House	12/1/1988	15200-00	Greenhouses & Systems
21473	Heating Syst. - C-House	12/1/1988	15200-00	Greenhouses & Systems
21474	Heating Syst. Labor - C-House	12/1/1988	15200-00	Greenhouses & Systems

299093	Boiler Stacks	12/1/1988	15400-00	Heavy Equipment (15 Years)

* Fed - Cost/Basis have been REDACTED

299084	Labor-Welding Tables-C House	12/5/1988	15400-00	Growing
299088	Boiler Rm.-Cont. Construct.	12/6/1988	15400-00	Heavy Equipment (15 Years)
21469	Heating Syst. Parts - C-House	12/12/1988	15200-00	Greenhouses & Systems
21470	Heating Syst. Labor - C-House	12/12/1988	15200-00	Greenhouses & Systems
227319	Labor on New Pond	12/12/1988	15010-00	Land Improvements 30
299085	Case Sealer	12/12/1988	15400-00	Small Equipment (10Y)
21471	Pipe Covering - Heating Syst.	12/20/1988	15200-00	Greenhouses & Systems
299086	Boiler Rm-Sm Stacks-Steel&Lab	12/27/1988	15400-00	Ghse Systems-Secnd 15
299087	Hook-up new boilers	12/27/1988	15400-00	Heavy Equipment (15 Years)
299090	Generator	1/3/1989	15400-00	Generator
299089	Bale Mover	1/9/1989	15400-00	Ghse Equip-Small 10
299094	Printer Head-Pkgg Machine	1/9/1989	15400-00	Computer Hardware
227320	New Pond - Equip. Rental	1/16/1989	15010-00	Land Improvements 30
299091	480 Pcs. Welding Stl - Tables	1/16/1989	15400-00	Growing
299092	Labor for Welding Tables	1/16/1989	15400-00	Ghse Equip-Large 15
227321	New Pond - Pipe & Labor	1/23/1989	15010-00	Land Improvements 30
299095	20 1/2' Tubing for Tables	1/30/1989	15400-00	Growing
299096	2 Plub Dislodgers	2/8/1989	15400-00	Greenhouses & Systems
299097	Wiring for Boiler Room	3/6/1989	15400-00	Heavy Equipment (15 Years)
299099	Bal - Watering Syst./Echo Sys	3/7/1989	15400-00	Ghse Systems-Secnd 15
299101	VW Plastic	4/3/1989	15400-00	Ghse- Plastic Film Covering
258124	Priva comp. wiring	5/22/1989	15700-00	Computer Hardware
243244	TV/VCR Combination	7/18/1989	15700-00	Office Equipment
299107	3 H.P. Aerator	7/31/1989	15400-00	Greenhouses & Systems
299109	10 H.P. Motor (Rejacket)	8/7/1989	15400-00	Other Equip-Small
299108	24 Fans for Greenhouse	8/24/1989	15400-00	Ghse Equip-Small
299110	Roller Conveyor w/Air Cylinder	9/5/1989	15400-00	Ghse Equip-Large 15
21476	Wiring for Priva	9/25/1989	15200-00	Greenhouses & Systems
299106	Reverse Osmosis System	9/25/1989	15400-00	Ghse Equip-Large 15
299111	Ultraviolet Light (Water)	9/25/1989	15400-00	Small Equipment (10Y)
299116	Labeling Machine (MPI Label Sy	10/2/1989	15400-00	Ghse Equip-Large 15
227323	Retention Wall for New Pond	10/16/1989	15010-00	Land Improvements 30
299115	Packaging Machine (Mdl RM32A)	10/16/1989	15400-00	Small Equipment (10Y)
299117	Chemical Sprayer (Embar)	10/26/1989	15400-00	Growing
299119	Labeling System (Zebra 130)	11/6/1989	15400-00	Small Equipment (10Y)
299121	Addition to Potting Machine	11/20/1989	15400-00	Ghse Equip-Small 10
299118	Flat & Pot Filling System	11/27/1989	15400-00	Ghse Equip-Large 15
21478	C-House Fire Replacement	12/1/1989	15200-00	Greenhouses & Systems
21479	C-House Fire Repl.-Echos,Tabls	12/1/1989	15200-00	Growing
299122	Table System	1/15/1990	15400-00	Growing
299123	Dock Board (for easier loading	2/19/1990	15400-00	Small Equipment (10Y)
299124	Employee Lockers (for Maint.Dp	2/26/1990	15400-00	Small Equipment (10Y)
299126	Wheels for New Table System	2/26/1990	15400-00	Growing
162226	Air Conditioning (New Offices)	2/27/1990	15300-00	HVAC
299127	Paging System	2/27/1990	15400-00	Small Equipment (10Y)
162227	Office Construction	3/5/1990	15300-00	Misc Bldg Impv 15
162230	Office Construction	3/7/1990	15300-00	Misc Bldg Impv 15
162228	Office Construction	3/20/1990	15300-00	Misc Bldg Impv 15

162231	Carpet for Nick's Office	3/20/1990	15300-00	Building & Sturcture Improvement (15 Years)

* Fed - Cost/Basis have been REDACTED

162229	Office Construction	3/26/1990	15300-00	Misc Bldg Impv 15
299128	Addition to Label System	3/29/1990	15400-00	Small Equipment (10Y)
21504	Fire Repair - Computer	3/31/1990	15200-00	Computer Hardware
162234	New Office Constr	4/5/1990	15300-00	Misc Bldg Impv 15
299130	Pipe for New Tables (Go-around	4/9/1990	15400-00	Growing
162233	New Offices	4/23/1990	15300-00	Misc Bldg Impv 15
21501	Fire Repair - Electrical	4/23/1990	15200-00	Building Improvements
299132	100 Roller Stop Sets for R.Bon	4/24/1990	15400-00	Small Equipment (10Y)
299133	R & D Metro Planter	4/26/1990	15400-00	Small Equipment (10Y)
299136	Concrete Forms	5/3/1990	15400-00	Concrete
162236	Carpeting & Tile - New Offices	5/8/1990	15300-00	Building & Sturcture Improvement (15 Years)
21502	Fire Repair - Electrical	5/14/1990	15200-00	Building Improvements
162235	New Office Construct.	5/29/1990	15300-00	Misc Bldg Impv 15
274376	1982 White Dump Truck	6/2/1990	15500-00	Automobiles (5 Years)
21503	Fire Repair - Electrical	6/18/1990	15200-00	Building Improvements
299137	Precision Drum Seeder (Mdl 180	6/25/1990	15400-00	Ghse Equip-Large 15
299138	4 Mohawk Boilers	6/25/1990	15400-00	Heavy Equipment (15 Years)
299140	12 Pumps for New Boilers	6/25/1990	15400-00	Pumps (5Y)
162237	NEW OFFICE CONSTRUCTION	7/9/1990	15300-00	Misc Bldg Impv 15
162238	Brick Front of Office Building	7/9/1990	15300-00	Misc Bldg Impv 15
162239	Concrete Front - Office	7/9/1990	15300-00	Misc Bldg Impv 15
299141	UPDATING SEEDER	7/9/1990	15400-00	Small Equipment (10Y)
299142	UP,PARTS,LABOR NEW BOILER HOOK	7/9/1990	15400-00	Heavy Equipment (15 Years)
162240	Concrete - Labor Front Office	7/16/1990	15300-00	Concrete
299143	STACKS FOR BOILERS 1/3 PAY	7/20/1990	15400-00	Heavy Equipment (15 Years)
162241	Tiling for Bathrooms in Barn	7/23/1990	15300-00	Misc Bldg Impv 15
21505	Fire Replacement	7/23/1990	15200-00	Building Improvements
299144	HOUS CHAMBERS FOR NEW TABLES B	7/23/1990	15400-00	Growing
243254	OFF FILING CABINETS FOR DAWN'S	7/30/1990	15700-00	Office Equipment
162242	Office Construction	8/6/1990	15300-00	Misc Bldg Impv 15
299146	RM CONCRETE WORK FOR E. BOILER	8/16/1990	15400-00	Heavy Equipment (15 Years)
299147	LABOR & MATLS BOILER HOOK UP	8/16/1990	15400-00	Ghse Systems-Secnd 15
299148	PARTS FOR PARTITIONS	8/16/1990	15400-00	Small Equipment (10Y)
299149	HOOK ELECTRICAL WORK - BOILER	8/16/1990	15400-00	Heavy Equipment (15 Years)
299150	ACME FAN FOR GREENHOUSE	8/16/1990	15400-00	Ghse Equip-Small 10
162243	LABOR FOR BRICKING BUILDING	8/20/1990	15300-00	Misc Bldg Impv 15
21506	Fire Replacement	8/20/1990	15200-00	Driveway Repairs
299145	NEW TABLE FOR B-HOUSE	8/20/1990	15400-00	Ghse Equip-Large 15
21507	18 x 10 Door	9/1/1990	15200-00	Doors

162244	OFFICE CONSTRUCTION	9/4/1990	15300-00	Misc Bldg Impv 15
162246	CONCRETE & LABOR FOR FRONT	9/4/1990	15300-00	Concrete
299152	SPRAYER - HOTSY	9/10/1990	15400-00	Growing

* Fed - Cost/Basis have been REDACTED

299156	CONSTRUCTION EAST BOILER ROOM	9/13/1990	15400-00	Heavy Equipment (15 Years)
162245	BATHROOM FIXTURES FOR W/HI	9/17/1990	15300-00	Misc Bldg Impv 15
227325	TREES	9/17/1990	15010-00	Land Improvements
299157	Labor on Boiler Room Hookup	9/17/1990	15400-00	Heavy Equipment (15Y)
243255	REFRIGERATOR FOR OFFICE	9/21/1990	15700-00	Office Equipment
243256	REFRIGERATOR FOR SEED ROOM	9/21/1990	15700-00	Office Equipment
227326	GAS LINES TO NEW BOILERS	9/24/1990	15010-00	Heavy Equipment (15 Years)
299154	LABOR ON HEATING SYSTEM	9/24/1990	15400-00	Small Equipment (10Y)
299155	EXPANSION TANK ASSEMBLY	9/24/1990	15400-00	Small Equipment (10Y)
162247	FRONT DOOR (KURTZ GLASS CO.)	10/1/1990	15300-00	Doors
299159	HEAT/PIPE ASSEMBLY	10/9/1990	15400-00	Small Equipment (10Y)
299163	150 CAMS FOR TABLES	10/9/1990	15400-00	Growing
299164	400 CAMS FOR TABLES	10/9/1990	15400-00	Growing
299165	HEATING SYSTEM-PARTS & MATL	10/9/1990	15400-00	Ghse Equip-Large 15
299166	SYSTEM TRI-FLOW VALVES HEATING	10/9/1990	15400-00	Small Equipment (10Y)
299160	SYSTEM UPDATING BOOM WATERING	10/16/1990	15400-00	Booms
299161	GLASS COOLING PAD COVER	10/16/1990	15400-00	Small Equipment (10Y)
299158	LABOR HEATING SYSTEM	10/22/1990	15400-00	Ghse Equip-Large 15
299162	INSTALL. ROLL-UP CURTAINS	10/22/1990	15400-00	Ghse- Energy Curtains
299167	SYSTEM INSULATION FOR HEATING	10/22/1990	15400-00	Ghse Equip-Large 15
299168	SENSORS 20 WATER TEMPERATURE	10/22/1990	15400-00	Small Equipment (10Y)
162248	(KETTERMAN) HEATING FOR ATRIUM	10/29/1990	15300-00	HVAC
162249	CARPETING	10/29/1990	15300-00	Building & Sturcture Improvement (15 Years)
227327	BUSHES	10/29/1990	15010-00	Land Improvements
299170	NEW BOOMS-PARTS & LABOR	11/5/1990	15400-00	Ghse Systems-Secnd 15
299172	HEATING ZONE CONTROL PANELS	11/12/1990	15400-00	Ghse Equip-Large 15
299173	HEATING CREW LABOR	11/12/1990	15400-00	HVAC
299175	MATERIALS TO COVER CORRIDOR	11/12/1990	15400-00	Ghse Equip-Large 15
189523	8 X 10 DOOR	11/19/1990	15300-00	Doors
299169	12 X 14 DOOR EAST BOILER ROOM	11/19/1990	15400-00	Doors
299171	LABEL INSTALLATION COST ON MPI	11/26/1990	15400-00	Small Equipment (10Y)
162250	MISC. CONSTRUCTION FINISHING	12/3/1990	15300-00	Misc Bldg Impv 15
299176	PARTS TO INSULATE BOILER	12/28/1990	15400-00	Heavy Equipment (15 Years)
299177	W/AGITA PEAT MOSS HOPPER/MIXER	1/21/1991	15400-00	Ghse Equip-Large 15
299179	ROLL CURTAINS-SECT C1 & C2	1/28/1991	15400-00	Ghse- Energy Curtains

* Fed - Cost/Basis have been REDACTED

299180	PLASTIC SIDEWALKS-C4 & BE A&B	1/28/1991	15400-00	Ghse Equip-Large 15
299181	2 PLUG DISLODGERS	2/11/1991	15400-00	Small Equipment (10Y)
162251	V.W.E. - WAGNERS FINISHING OFF	2/14/1991	15300-00	Misc Bldg Impv 15
299182	SLIDE CONVEYOR UNIT W/HOPPER &	2/18/1991	15400-00	Ghse Equip-Small 10
299183	ROBOT	2/18/1991	15400-00	Ghse Equip-Large 15
299185	3 USED DOCK PLATES	2/20/1991	15400-00	Small Equipment (10Y)
162252	RACKS USED STEEL BEAMS PALLET	2/25/1991	15300-00	Small Equipment (10Y)
162253	Finishing Work-Office	3/4/1991	15300-00	Misc Bldg Impv 15
299191	Addition to Seeder	3/11/1991	15400-00	Small Equipment (10Y)
189524	Tiling for Bathrooms in Barn	3/25/1991	15300-00	Misc Bldg Impv 15
299189	Shipping Belts	3/27/1991	15400-00	Ghse Equip-Large 15
299190	503 PC Galv Tub to Hang Bskts	3/27/1991	15400-00	Ghse Equip-Small 10
299195	Supports for Steam Pipes	5/2/1991	15400-00	Small Equipment (10Y)
299194	Pipe for East Bailer Room	5/20/1991	15400-00	Ghse Equip-Large 15
227329	South Parking Lot	5/30/1991	15010-00	Land Improvements 30
227330	Trees	6/10/1991	15010-00	Land Improvements
299197	Sissor Lift	6/13/1991	15400-00	Lifts
299198	Roller Racks	6/14/1991	15400-00	Ghse Equip-Large 15
299199	Rebuilt Engine Welder	7/15/1991	15400-00	Small Equipment (10Y)
299200	Screed for Concrete Work	7/18/1991	15400-00	Concrete/Gravel
41303	Construction	7/31/1991	15200-00	Greenhouses 30
41304	Construction	8/31/1991	15200-00	Greenhouses 30
299206	8 Dock Levelers	9/10/1991	15400-00	Other Equip-Small 07
299202	Turbo-Star Fogger	9/16/1991	15400-00	Ghse Equip-Small 10
299203	3 Twin Star Foggers	9/30/1991	15400-00	Ghse Equip-Large 15
299204	2 Turbo-Star Foggers	9/30/1991	15400-00	Ghse Equip-Small 10
299205	Recondition Javo Potting Mach	9/30/1991	15400-00	Greenhouse Equipment
41305	Construction	9/30/1991	15200-00	Greenhouses 30
41306	Construction	10/31/1991	15200-00	Greenhouses 30
299222	Smoke Stacks - East Boiler Rm	11/4/1991	15400-00	Heavy Equipment (15 Years)
227332	South Parking Lot	11/11/1991	15010-00	Land Improvements 30
299216	Turbo Fogger	11/11/1991	15400-00	Ghse Equip-Small 10
227333	Trees	11/18/1991	15010-00	Land Improvements
299217	Drum for Seeder	11/18/1991	15400-00	Small Equipment (10Y)
299218	Pallet Racks	11/25/1991	15400-00	Other Equip-Small 07
41307	Construction	11/30/1991	15200-00	Greenhouses 30
299223	Lights for D House	12/9/1991	15400-00	Ghse Systems-Secnd 15
179039	Loading Dock Structure	12/12/1991	15300-00	Other Buildings 30
179040	Loading Dock - Concrete	12/12/1991	15300-00	Concrete
299193	Table System for D-House	12/12/1991	15400-00	Growing
299196	Stands Table System D House	12/12/1991	15400-00	Ghse Equip-Large 15

299201	Prive for New D-House	12/12/1991	15400-00	Ghse Equip-Large 15
299208	Shading in D-House	12/12/1991	15400-00	Ghse- Energy Curtains 10
299211	Gro Lights - D House	12/12/1991	15400-00	Ghse Equip-Large 15
299212	Table System - D House	12/12/1991	15400-00	Ghse Equip-Large 15

* Fed - Cost/Basis have been REDACTED

299213	Gro-Lights - D House	12/12/1991	15400-00	Ghse Equip-Large 15	
	299214	Steam Pipe Heating System (D)	12/12/1991	15400-00	Ghse Systems-Secnd 15	
	299215	Heating System - D House	12/12/1991	15400-00	Ghse Equip-Large 15	
	299220	Priva Interface	12/12/1991	15400-00	Ghse Equip-Large 15	
	299224	Heating System - D House	12/12/1991	15400-00	Ghse Equip-Large 15	
	41301	Davis Concrete Const.	12/12/1991	15200-00	Concrete	
	41302	Davis Concrete Construction	12/12/1991	15200-00	Concrete	
	41308	Construction	12/12/1991	15200-00	Greenhouses 30	
	299225	Bar Guides for Table Sytem	12/18/1991	15400-00	Growing	
	299226	Priva Hook-up D House	12/23/1991	15400-00	Ghse Systems-Secnd 15	
	299227	Heating System D House	1/13/1992	15400-00	Ghse Systems-Secnd 15	
	41311	Insulation	1/13/1992	15200-00	Greenhouses 30	
	41309	Labor for Construction	1/17/1992	15200-00	Greenhouses 30	
	179041	Concrete for Loading Docks	1/20/1992	15300-00	Concrete	
	299228	Table System - D House	1/20/1992	15400-00	Growing	
	299229	Shading - D House	1/20/1992	15400-00	Ghse- Energy Curtains 10	
	41310	Wiring	1/27/1992	15200-00	Ghse Systems-Primary 30	
	299233	Labor for Heating System	2/17/1992	15400-00	Ghse Systems-Secnd 15	
	41313	Shading Material	2/17/1992	15200-00	Ghse- Energy Curtains	
	299232	Echos System Parts	2/24/1992	15400-00	Ghse Systems-Secnd 15	
	41312	Wiring to Hook Lights & Pins	2/24/1992	15200-00	Ghse Systems-Primary 30	
	299209	23 Echoes - D-House	2/25/1992	15400-00	Ghse Systems-Secnd 15	
	299221	Echo System - D House	2/25/1992	15400-00	Ghse Systems-Secnd 15	
	299234	Booms D House	3/10/1992	15400-00	Booms	
	41314	Pipe Insulation	3/23/1992	15200-00	Ghse Systems-Primary 30	
	162255	Carpeting (Office)	3/30/1992	15300-00	Building & Sturcture Improvement (15 Years)	
	299207	Fog System	3/30/1992	15400-00	Ghse Equip-Large 15	
	299235	Priva Wiring D House	3/30/1992	15400-00	Ghse Equip-Large 15	
	299238	Conveyor	3/30/1992	15400-00	Other Equip-Small 07	
	299239	B&L Tagger	3/30/1992	15400-00	Other Equip-Small 07	
	299241	Caps/Stands Tables D-House	4/3/1992	15400-00	Growing	
	299242	Turbo Star Fogging Equip.	4/17/1992	15400-00	Ghse Equip-Small 10	
	299243	Twin Star Fogging Equipment	4/17/1992	15400-00	Ghse Equip-Small 10	
	41316	Wiring	4/27/1992	15200-00	Ghse Systems-Primary 30	
	243261	Upgrade on Asset #3247	5/11/1992	15700-00	Office Equipment	
	299244	Cardboard Baler	5/11/1992	15400-00	Other Equip-Small 07	
	299245	Soil Return/Pot Filling System	5/18/1992	15400-00	Ghse Equip-Small 10	
	41317	Wiring	6/16/1992	15200-00	Ghse Systems-Primary 30	
	179043	Remodel Bathroom Shipping Barn	7/6/1992	15300-00	Misc Bldg Impv 15	
	299251	Stands for Table System	7/24/1992	15400-00	Growing	
	299248	Table System A House	7/27/1992	15400-00	Growing	
	299249	Plant Cutter	7/27/1992	15400-00	Ghse Equip-Large 15	
	299252	Table System A House Parts	8/17/1992	15400-00	Growing	
	299253	Table System A House	9/24/1992	15400-00	Ghse Equip-Large 15	
	227335	Landscaping	10/26/1992	15010-00	Land Improvements	
	299255	Drum for Seeder	11/9/1992	15400-00	Small Equipment (10Y)	
	299256	Pushout Controls - D House	11/9/1992	15400-00	Ghse Equip-Large 15	
	299257	Booms - D House	11/16/1992	15400-00	Booms	
	299258	36 Fans for D House	12/30/1992	15400-00	Ghse Equip-Large 15	

** Fed - Cost/Basis have been* ***REDACTED***

41318	Light Control Panels	12/30/1992	15200-00	Ghse Systems-Primary 30
299279	Conveyors	1/13/1993	15400-00	Ghse Equip-Large 15
299261	50 Echoes	1/29/1993	15400-00	Ghse Systems-Secnd 15
299262	Labor for Echoes Install.	1/29/1993	15400-00	Ghse Systems-Secnd 15
299266	Water System (Recond Stor Tnk)	2/8/1993	15400-00	Other Equip-Small 07
243263	Air Condit for VJ's office	2/22/1993	15700-00	HVAC
299267	Pipework for Water System	2/22/1993	15400-00	Ghse Equip-Large 15
299268	Installation of Gro-lytes	2/22/1993	15400-00	Ghse Equip-Small 10
299269	Hot Water Boiler f/Water Systm	2/22/1993	15400-00	Heavy Equipment (15 Years)
299272	Steel to Install Echoes	3/15/1993	15400-00	Ghse Systems-Secnd 15
299270	Pump of Water System	3/30/1993	15400-00	Pumps (5Y)
299271	Tables Stands	3/31/1993	15400-00	Growing
299274	Install Echoes	4/6/1993	15400-00	Ghse Systems-Secnd 15
299273	Water Tunnel (Down payment)	4/20/1993	15400-00	Ghse Equip-Small 10
299276	Table System - D House (Inst)	4/27/1993	15400-00	Growing
299283	2 Elect. Cards (Taylor & Dunn)	5/11/1993	15400-00	Other Equip-Small 07
227339	Concrete	7/9/1993	15010-00	Concrete
227340	Outside Table Pads	7/26/1993	15010-00	Concrete
274396	Trailer	8/17/1993	15500-00	Trailer (5Y)
274397	Trailer	8/17/1993	15500-00	Trailer (5Y)
227341	Concrete - #3 Barn Exten.	8/18/1993	15010-00	Concrete
299282	Table System - F House	8/20/1993	15400-00	Ghse Equip-Large 15
189627	Back Extension - Concrete	9/1/1993	15300-00	Misc Bldg Impv 15
189526	Cheical Storage Enclosure Matl	9/8/1993	15300-00	Misc Bldg Impv 15
299284	Chlorinator	9/13/1993	15400-00	Ghse Equip-Large 15
227342	Concrete Outside Tables	9/28/1993	15010-00	Concrete
299285	Brando Trencher	9/28/1993	15400-00	Other Equip-Small 07
189628	Barn Extension	10/13/1993	15300-00	Other Buildings 30
299286	Post Robot	10/19/1993	15400-00	Ghse Equip-Large 15
189629	Construction - Barn Extension	10/25/1993	15300-00	Other Buildings 30
41320	Concrete	11/10/1993	15200-00	Concrete
299287	700 Moving Tables	11/15/1993	15400-00	Ghse Equip-Large 15
41321	Partition Walls	11/23/1993	15200-00	Ghse Structural Improvement
299288	Tables	12/10/1993	15400-00	Growing
299289	Fuel Tanks	12/15/1993	15400-00	Small Equipment (10Y)
189630	Gravel forConcrete	12/20/1993	15300-00	Concrete
299290	Sowing Line	12/20/1993	15400-00	Ghse Equip-Large 15
189632	Barn Extension	1/11/1994	15300-00	Other Buildings 30
299292	Table System for E3 &E4	1/31/1994	15400-00	Growing
299293	Truck Box for Seed Storage	2/17/1994	15400-00	Ghse Equip-Large 15
299295	3 Robots & Tower Table Mover	2/22/1994	15400-00	Ghse Equip-Large 15
299296	Generator #2	3/2/1994	15400-00	Generator
299313	50 Echos	3/20/1994	15400-00	Ghse Systems-Secnd 15
41323	Glazing	3/21/1994	15200-00	Ghse Structural Improvement
189633	Fire Doors	3/29/1994	15300-00	Doors
299298	Pipe to hold dripline -Cravo	4/4/1994	15400-00	Ghse Equip-Large 15
299297	Pipe for Echos	4/5/1994	15400-00	Ghse Systems-Secnd 15
299299	2 Taylor Dunn Carts SC1-59	4/13/1994	15400-00	Electric Cart/Golf Cart/Scooter (7Y)
299305	Crown Pump	4/13/1994	15400-00	Pumps (5Y)

* Fed - Cost/Basis have been REDACTED

299306	Wathering Pump	4/19/1994	15400-00	Pumps (5Y)
299300	40' Conveyor	4/26/1994	15400-00	Other Equip-Small 07
299301	2 Agitators	4/26/1994	15400-00	Production
299302	Material Hopper	4/26/1994	15400-00	Ghse Equip-Small 10
299303	1 Agitator	4/26/1994	15400-00	Small Equipment (10Y)
299304	Agitator for Peat Shredder	4/26/1994	15400-00	Ghse Equip-Small 10
299307	Seeder Drum - Landmark	4/26/1994	15400-00	Ghse Equip-Small 10
189634	Wiring for Overhead Doors	5/3/1994	15300-00	Misc Bldg Impv 15
299309	Install Update to Echoes	5/3/1994	15400-00	Ghse Systems-Secnd 15
299310	Sowing Drum for Seeder	5/18/1994	15400-00	Production
70007	Construction - Mertel Gravel	5/18/1994	15200-00	Greenhouses 30
299308	2-20' & 2-150' Conveyors	5/31/1994	15400-00	Ghse Equip-Large 15
299316	Robot Table System (F House)	6/28/1994	15400-00	Ghse Equip-Large 15
299317	2 Boilers	7/5/1994	15400-00	Heavy Equipment (15 Years)
299334	Production System (Hawe Elek)	7/6/1994	15400-00	Ghse Equip-Large 15
299318	2 Cold Water Washers	8/16/1994	15400-00	Other Equip-Small 07
299320	Insect Screen	8/16/1994	15400-00	Ghse Equip-Large 15
227346	Pipe for Pond	8/30/1994	15010-00	Greenhouses & Systems
299319	Air Gates for Table System	8/30/1994	15400-00	Growing
70009	Construction - Mertel Grvl	9/20/1994	15200-00	Greenhouses 30
227347	Lake Construction	9/27/1994	15010-00	Land Improvements 30
227348	New Parking Lot	9/27/1994	15010-00	Land Improvements 30
299321	Greenhouse Fans (All Houses)	9/29/1994	15400-00	Ghse Equip-Large 15
227349	Rock for Road	10/4/1994	15010-00	Land Improvements 30
299324	J. L. Aerial Platform	10/4/1994	15400-00	Ghse Equip-Large 15
299326	Tubing for Echo Installation	10/11/1994	15400-00	Ghse Systems-Secnd 15
189635	Concrete Replacement	11/8/1994	15300-00	Misc Bldg Impv 15
227352	Grading, Excav, & Hauling (Drv	11/8/1994	15010-00	Land Improvements 30
299328	Box Labeler (Printer)	11/8/1994	15400-00	Computer Hardware
299329	Box Labeler (Printer)	11/8/1994	15400-00	Computer Hardware
299330	Box Conveyor	11/8/1994	15400-00	Other Equip-Small 07
227350	Rock for Driveways & Pkg Lot	11/29/1994	15010-00	Land Improvements 30
227351	Grading - Drives & Lot	11/29/1994	15010-00	Land Improvements 30
299327	Exhaust Fan Enclosure	11/29/1994	15400-00	Ghse Equip-Large 15
299331	East Boiler Room Expansion	11/29/1994	15400-00	Heavy Equipment (15 Years)
299341	Potting Machine (Jaco, Inc.)	12/21/1994	15400-00	Ghse Equip-Large 15
258148	Jet Color Printer	12/30/1994	15700-00	Computer Hardware
299344	Flame Safeguard on 8 Boilers	12/30/1994	15400-00	Heavy Equipment (15 Years)
299346	2 Snowmobiles & Trailer	1/10/1995	15400-00	Small Equipment (10Y)
299348	Label System (MPI)	1/10/1995	15400-00	Ghse Equip-Large 15
299367	Priva Sensor (Hot water temp)	1/10/1995	15400-00	Other Equip-Small 07
299368	Priva extension	1/10/1995	15400-00	Ghse Systems-Secnd 15
179045	Galvanized Beams	1/18/1995	15300-00	Misc Bldg Impv 15
179046	Barn Extension - Construction	1/18/1995	15300-00	Other Buildings 30
179047	Floor in Extension (Davis Con)	1/18/1995	15300-00	Concrete
179049	Construction (Castner)	1/18/1995	15300-00	Other Buildings 30
179050	Davis Concrete	1/18/1995	15300-00	Other Buildings 30
179051	Lights for Barn (Complete)	1/25/1995	15300-00	Other Buildings 30
21509	C - House Extension (Construct	2/8/1995	15200-00	Greenhouses

* Fed - Cost/Basis have been REDACTED

299369	Priva - interface motor/panels	2/10/1995	15400-00	Ghse Systems-Secnd 15
299361	Water Injection System (Flier)	2/13/1995	15400-00	Ghse Equip-Small 10
179052	Mertel Gravel	2/15/1995	15300-00	Other Buildings 30
179054	Chemical Storage Room (Castner	2/15/1995	15300-00	Misc Bldg Impv 15
179055	Four Overhead Steel Doors	2/15/1995	15300-00	Doors
299349	Boom Mounts (Double R)	2/15/1995	15400-00	Ghse Systems-Secnd 15
299350	Table Rails (Magnum Pipe)	2/15/1995	15400-00	Growing
299351	Heating System	2/15/1995	15400-00	Ghse Equip-Large 15
299421	Boiler Stacks - DblR	2/16/1995	15400-00	Heavy Equipment (15 Years)
100002	Construction (VWE)	2/20/1995	15200-00	Greenhouses 30
100003	Construction (Mertel Gravel)	2/20/1995	15200-00	Greenhouses 30
100004	Construction (Davis Concrete)	2/20/1995	15200-00	Greenhouses 30
100005	Construction (Mertel & Davis)	2/20/1995	15200-00	Greenhouses 30
100006	Construction	2/20/1995	15200-00	Greenhouses 30
100007	Construction	2/20/1995	15200-00	Greenhouses 30
100008	Construction	2/20/1995	15200-00	Greenhouses 30
100009	Construction	2/20/1995	15200-00	Greenhouses 30
100010	Heating System	2/20/1995	15200-00	HVAC
100011	Pipe Insulation for F-House	2/20/1995	15200-00	Ghse Systems-Primary 30
100012	Kettman Heating & Air	2/20/1995	15200-00	HVAC
100013	Electical Work - F-House (Tri)	2/20/1995	15200-00	Ghse Systems-Primary 30
100014	8 Sheets Shading Mtl (F-Hse)	2/20/1995	15200-00	Ghse- Energy Curtains
100015	Roof for F-House	2/20/1995	15200-00	Greenhouses 30
299314	Curtain System (C 5&6 & F 1-4)	2/20/1995	15400-00	Ghse- Energy Curtains
299315	Priva System Update (Incl Brds	2/20/1995	15400-00	Ghse Equip-Large 15
299322	Roof Fan & Enclosure (F-House)	2/20/1995	15400-00	Ghse Equip-Large 15
299325	1,000 Moving Tables (F-House)	2/20/1995	15400-00	Growing
299332	Table System - Steel Posts -F	2/20/1995	15400-00	Growing
299333	Heat Pumps (F 1-4)	2/20/1995	15400-00	Pumps (5Y)
299337	Heating System (C 5&6 & F 1-4)	2/20/1995	15400-00	Ghse Equip-Large 15
299338	Mount Echos (F 1-4)	2/20/1995	15400-00	Ghse Systems-Secnd 15
299339	Tables for F 1-4	2/20/1995	15400-00	Growing
299340	Pipe for Tables for F 1-4	2/20/1995	15400-00	Growing
299342	Heating System (Nordland)	2/20/1995	15400-00	Ghse Equip-Large 15
299352	Zebra Printer for Label System	2/23/1995	15400-00	Computer Hardware
21511	C 3,4,&5 (C-House extension)	2/28/1995	15200-00	Greenhouses
299353	Install Echos (Jolly) C4&5,F1-	3/2/1995	15400-00	Ghse Systems-Secnd 15
299354	Pot Filling System	3/8/1995	15400-00	Ghse Equip-Large 15
100021	Construction (Various)	3/15/1995	15200-00	Greenhouses 30
179053	Electrical Work (Tri-Town)	3/15/1995	15300-00	Misc Bldg Impv 15
299355	4 Dosatron Injectors	3/15/1995	15400-00	Pumps (5Y)
299356	Pins for Table Stacking System	3/15/1995	15400-00	Growing
299357	Curtain System (Cravo Unlmtd)	3/21/1995	15400-00	Ghse- Energy Curtains
100020	Labor - Construction (Lindaman	3/31/1995	15200-00	Greenhouses 30
21512	Labor - Construction	3/31/1995	15200-00	Greenhouses & Systems
299359	Install Booms & Echos	3/31/1995	15400-00	Booms
100017	Cooling Pads	4/13/1995	15200-00	Ghse Systems-Primary 30
100018	Electrical Work (Tri-Town)	4/13/1995	15200-00	Ghse Systems-Primary 30
100019	Pipe Insulation (A C & S Inc.)	4/19/1995	15200-00	Ghse Systems-Primary 30

* Fed - Cost/Basis have been REDACTED

189638	Doors (Ill Val Door Co.)	4/19/1995	15300-00	Doors
299360	Install Booms & Echos	4/20/1995	15400-00	Booms
274407	1995 Utiltiy Trailer	5/1/1995	15500-00	Trailer (5Y)
299364	Pipe Insulation	5/16/1995	15400-00	Ghse Equip-Large 15
227355	Moving Power Lines	5/23/1995	15010-00	Land Improvements 30
189639	3 Overhead Doors(10x10,9x10,8x	7/18/1995	15300-00	Doors
227356	Pave road around greenhouse	8/22/1995	15010-00	Land Improvements 30
274412	14' Jon Boat (Riverview Marine	8/31/1995	15500-00	Landscape/Utility/Farm Equipment
227358	Move Power Lines	10/3/1995	15010-00	Land Improvements
299372	10 Heaters (Production)	11/1/1995	15400-00	Production
299373	3 Modene Heaters (Thrall Dist)	11/7/1995	15400-00	Ghse Equip-Small 10
299374	3 Cargo Heaters (Rue R. Elston	11/14/1995	15400-00	Small Equipment (10Y)
299375	Dosatron Injector (Metrolina)	11/14/1995	15400-00	Pumps (5Y)
227359	North Road Const. & Pond Upgrd	11/21/1995	15010-00	Driveway Repairs
110002	7 Acres - Cravo	12/1/1995	15200-00	Greenhouses 30
110003	Concrete (Davis Concrete)	12/1/1995	15200-00	Concrete
110004	Construction (Thrall Distrib.)	12/1/1995	15200-00	Greenhouses 30
110005	Construction (Concrete Prodct)	12/1/1995	15200-00	Concrete
110006	Construction (Starline)	12/1/1995	15200-00	Greenhouses 30
110007	Construction (Wolahan Lmbr)	12/1/1995	15200-00	Greenhouses 30
110008	Pipe for G1&G2 (Thrall Distr.)	12/1/1995	15200-00	Greenhouses 30
110010	Concrete ( Mertel Gravel)	12/1/1995	15200-00	Concrete
110011	Construction (Thrall Distrib.)	12/1/1995	15200-00	Greenhouses 30
110012	Construction (Ryerson, Joseph)	12/1/1995	15200-00	Greenhouses 30
110013	Construction Labor (Lindeman)	12/1/1995	15200-00	Greenhouses 30
110015	Concrete (Concrete Products)	12/1/1995	15200-00	Concrete
110016	Construction (Thrall Distrib.)	12/1/1995	15200-00	Greenhouses 30
110017	Concrete (Mertel Gravel) H-Hs.	12/1/1995	15200-00	Concrete
110018	Heating System (VW Intn'l)	12/1/1995	15200-00	Ghse Systems-Primary 30
110019	Construction Labor (Lindeman)	12/1/1995	15200-00	Greenhouses 30
110020	Construction (Mechanical Suply	12/1/1995	15200-00	Greenhouses 30
110022	Concrete (Mertel Concrete)	12/1/1995	15200-00	Concrete
110023	Construction Labor (Lindeman)	12/1/1995	15200-00	Greenhouses 30
110025	Concrete (Mertel Gravel)	12/1/1995	15200-00	Concrete
110026	Construction (Concrete Prodct)	12/1/1995	15200-00	Computer Hardware
110027	Construction Labor (Lindeman)	12/1/1995	15200-00	Greenhouses 30
110028	Construction Labor (Lindeman)	12/1/1995	15200-00	Greenhouses 30
110029	Additions to West Block -Cravo	12/1/1995	15200-00	Ghse Systems-Primary 30
110030	Concrete (Mertel Gravel)	12/1/1995	15200-00	Concrete
110032	Construction (Wolohan (VWE))	12/1/1995	15200-00	Greenhouses 30
110034	Construction Labor (Lindeman)	12/1/1995	15200-00	Greenhouses 30
110035	Construction (Thrall Distrib.)	12/1/1995	15200-00	Greenhouses 30
110037	Construction (Cravo # 8433)	12/1/1995	15200-00	Ghse Systems-Primary 30
110038	Construction (VW Greenhouse)	12/1/1995	15200-00	Ghse Systems-Primary 30
110039	Construction (VW Greenhouse)	12/1/1995	15200-00	Ghse Systems-Primary 30
110041	Construction Labor (Lindeman)	12/1/1995	15200-00	Greenhouses 30
299379	50 Echos (East Coast Designs)	12/1/1995	15400-00	Ghse Systems-Secnd 15
299385	Construction (Tri-Town Elec)	12/1/1995	15400-00	Greenhouses & Systems
299381	Black pipe for fire protection	12/5/1995	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

299380	Labor for Heating System	12/12/1995	15400-00	Other Equip-Small 07
110042	Construction (VWE Cravo-poly/c	12/13/1995	15200-00	Ghse Systems-Primary 30
110036	Construction Labor (Lindeman)	12/21/1995	15200-00	Greenhouses 30
299382	2 Packaging Printers (Boxes,et	12/26/1995	15400-00	Computer Hardware
299384	Microjet Printer for Productn	12/26/1995	15400-00	Computer Hardware
110040	Construction (VW Greenhouse)	12/28/1995	15200-00	Ghse Systems-Primary 30
243275	15 Lockers for Growers	12/29/1995	15700-00	Office Equipment
299383	Fire Fighting Equipment (Hose&	12/29/1995	15400-00	Other Equip-Small 07
21514	Tie-in to A-4 (Betwn Prod.Room	1/25/1996	15200-00	Greenhouses 30
21515	Tie-in (A4 & Prod. Room)Concrt	1/25/1996	15200-00	Greenhouses 30
21516	Tie-in (A4 & Prod. Room)	1/25/1996	15200-00	Greenhouses 30
21517	Tie-in (A4 & Prod. Room)	1/25/1996	15200-00	Greenhouses 30
299411	Part of Booms (East Coast Des)	2/2/1996	15400-00	Booms
299387	Parts for Basket System (Cravo	2/5/1996	15400-00	Ghse Equip-Large 15
299388	Condenser (Truck Box Cooler)	2/5/1996	15400-00	Other Equip-Small 07
21518	Tie-in (A4 & Prod. Room)	2/6/1996	15200-00	Greenhouses 30
299376	Table System (Double R Manuf.)	2/13/1996	15400-00	Ghse Equip-Large 15
299377	Hanging Basket System (FW Syst	2/14/1996	15400-00	Ghse Equip-Large 15
21519	Tie-in (A4 & Prod. Room)	2/20/1996	15200-00	Greenhouses 30
299378	Stacker System (FW Systems)	2/20/1996	15400-00	Ghse Equip-Large 15
299390	18 Switch Boxes for Priva	2/20/1996	15400-00	Ghse Systems-Secnd 15
227361	4 Trees (Tonica Nurseries)	2/29/1996	15010-00	Land Improvements
299389	Threading Machine	2/29/1996	15400-00	Other Equip-Small 07
21520	Tie-in (A4 & Product. Room)	3/7/1996	15200-00	Greenhouses 30
179056	New Shop (Castner)	3/10/1996	15300-00	Other Buildings 30
179058	New Shop (Frame Door & Hdwr)	3/10/1996	15300-00	Other Buildings 30
179059	New Shop (Mertel Gravel)	3/10/1996	15300-00	Other Buildings 30
179060	New Shop (Mertel Gravel)	3/10/1996	15300-00	Other Buildings 30
179061	New Shop (Mertel Gravel)	3/10/1996	15300-00	Other Buildings 30
179062	New Shop (Castner Steel Bldgs)	3/10/1996	15300-00	Other Buildings 30
179063	New Shop (Mertel Gravel)	3/10/1996	15300-00	Other Buildings 30
299386	Table System Parts & Materials	3/19/1996	15400-00	Growing
110044	PVC Pipe (Thrall Dist.)	3/22/1996	15200-00	Ghse Systems-Primary 30
110045	Galvanized Pipe (Thrall)	3/22/1996	15200-00	Ghse Systems-Primary 30
299393	Cold Saw (Metric Am. Saws)	3/22/1996	15400-00	Other Equip-Small 07
299394	Booms (East Coast)	3/31/1996	15400-00	Booms
299396	Echos (East Coast)	3/31/1996	15400-00	Ghse Systems-Secnd 15
110047	Electical Work - D 5-10	4/12/1996	15200-00	Ghse Systems-Primary 30
299413	Echo Parts (Brackets-Rail Sup)	4/19/1996	15400-00	Ghse Systems-Secnd 15
299414	Hoses & Pipe (Heating Hookup)	4/19/1996	15400-00	Other Equip-Small 07
110051	Galv. Pipe for Drainage Syst.	5/10/1996	15200-00	Ghse Systems-Primary 30
299402	Dibble Units w/pneumatic brush	5/10/1996	15400-00	Ghse Equip-Small 10
299459	Wiring for Compressor to Barn	5/15/1996	15400-00	Other Equip-Small 07
299403	Galvanized Pipe (Thrall)	5/16/1996	15400-00	Other Equip-Small 07
299408	Catwalk in D-House for Bask Sy	5/16/1996	15400-00	Other Equip-Small 07
110052	Vent. & Wire for Dayton Htrs.	5/23/1996	15200-00	Ghse Systems-Primary 30
110053	Wiring Cravo - D-5	5/31/1996	15200-00	Ghse Systems-Primary 30
299410	Labor on Booms (F. Lindeman)	5/31/1996	15400-00	Booms
110048	Concrete - Davis Concrete	6/20/1996	15200-00	Concrete

* Fed - Cost/Basis have been REDACTED

110049	Ribar (Iron rods - in concret)	6/27/1996	15200-00	Ghse Systems-Primary 30
110050	Pipe for Drainage System	6/27/1996	15200-00	Ghse Systems-Primary 30
299400	Hanging Basket System (FWSyst)	6/27/1996	15400-00	Ghse Equip-Large 15
299404	Flat/Pot Robots W/ Pneum.LftGt	6/27/1996	15400-00	Ghse Equip-Large 15
299405	2,300 Wheelsets for Table Syst	6/27/1996	15400-00	Ghse Equip-Large 15
299422	Roller Bond (Dbl R Manuf.)	7/9/1996	15400-00	Ghse Equip-Large 15
299423	Freight on Basket Syst. (Hipag	7/18/1996	15400-00	Other Equip-Small 07
189641	Enclosure for Seeding Area	8/16/1996	15300-00	Misc Bldg Impv 15
299426	Glacier Core for Cooling Pads	8/16/1996	15400-00	Ghse Equip-Large 15
189642	12'x9' Overhead Door	8/30/1996	15300-00	Doors
110046	Blackout Curtain Syst. (CRAVO)	9/16/1996	15200-00	Ghse- Energy Curtains
110055	Construction Cost for July	9/16/1996	15200-00	Ghse Systems-Primary 30
110056	Construction (Flynn/VWE)	9/16/1996	15200-00	Ghse Systems-Primary 30
110057	Construction for August (Var)	9/16/1996	15200-00	Ghse Systems-Primary 30
110058	Labor (Globe Constr./Frank Lin	9/16/1996	15200-00	Ghse Systems-Primary 30
110059	Construction for Sept.	9/16/1996	15200-00	Ghse Systems-Primary 30
110060	Additional Parts for Cravo Hse	9/16/1996	15200-00	Ghse Systems-Primary 30
110061	Finishing Work on Construction	9/16/1996	15200-00	Ghse Systems-Primary 30
299428	Booms for D 1-4 (Part. Pay)	9/24/1996	15400-00	Ghse Systems-Secnd 15
243278	Carpet for Dispatch Office	9/26/1996	15700-00	Building & Sturcture Improvement (15 Years)
21522	Midsection betwn A-Hs & W/h#1	10/24/1996	15200-00	Greenhouses 30
299437	Moving Table System (VW GRNHS)	11/1/1996	15400-00	Ghse Equip-Large 15
299438	Labor - Mov Tbl Sys (Willem L)	11/1/1996	15400-00	Ghse Equip-Large 15
227362	Trees (Tonica Nurseries)	11/7/1996	15010-00	Land Improvements
110063	Labor - Finishing wk (Lindeman	11/18/1996	15200-00	Greenhouse & Systems
21523	Midsection Const. (Castner)	11/21/1996	15200-00	Greenhouses 30
299436	Pipe for Hanging Basket System	11/21/1996	15400-00	Other Equip-Small 07
299443	Auto Laser 500 System (Tower)	11/21/1996	15400-00	Other Equip-Small 07
299444	1 Ton Chain Hoist	11/21/1996	15400-00	Small Equipment (10Y)
21526	Midsect. Constr. (Mertel)	11/27/1996	15200-00	Greenhouses 30
299441	(B&Lawson) 1 Flat & Pot Filling System	11/27/1996	15400-00	Production
21527	Midsect. Constr. (Mertel)	12/5/1996	15200-00	Greenhouses 30
299445	Case Sealer (Shorr Paper Prod)	12/5/1996	15400-00	Other Equip-Small 07
227363	Blacktopping - Park.Lot,Roadwy	12/6/1996	15010-00	Driveway Repairs
189643	Soil Room Construct. (Concret)	12/15/1996	15300-00	Other Buildings 30
189644	Soil Room Construct. (Castner)	12/15/1996	15300-00	Other Buildings 30
189646	Soil Room Construct.-Concrete	12/15/1996	15300-00	Concrete
21524	Mid-section Const.(Carter Lmb)	12/15/1996	15200-00	Greenhouses 30
110062	Polycarbonate Walls (92 piecs)	12/30/1996	15200-00	Greenhouse & Systems
299448	250' Belt Conveyor (Flier USA)	12/30/1996	15400-00	Ghse Equip-Large 15
299449	Seeder (Mdl 100EMW) seed-air-m	12/30/1996	15400-00	Ghse Equip-Large 15
299455	Priva Interface (2 panels)	12/30/1996	15400-00	Other Equip-Small 07
299457	INJECTORS 2 - 100 GPM DOSATRON	12/30/1996	15400-00	Pumps (5Y)
299458	Galv Tubng for HB Syst in D1-4	12/30/1996	15400-00	Other Equip-Small 07
21525	Midsection Constr (Castner)	12/31/1996	15200-00	Greenhouses 30
299453	Ink Jet Upgrade for existg lin	12/31/1996	15400-00	Ghse Equip-Large 15
299468	Roller Bond (2nd Half -1st7/96	1/15/1997	15400-00	Ghse Equip-Large 15

* Fed - Cost/Basis have been REDACTED

110065	Gasline in D1-4 (Thrall Dist)	1/24/1997	15200-00	Greenhouse & Systems
110066	Ankr-Tite for D1-5 (Fastenal)	1/31/1997	15200-00	Greenhouse & Systems
189647	Concrete for Soil Room - Davis	1/31/1997	15300-00	Concrete
189648	Gravel for Concrete (Mertel)	2/6/1997	15300-00	Concrete
299462	Air Chambers for Table System	2/6/1997	15400-00	Growing
299463	Boom Supports (Magnum Pipe)	2/6/1997	15400-00	Booms
189649	Concrete for Soil Room - Davis	2/13/1997	15300-00	Concrete
299464	Grating for Catwalk (McNichol)	2/14/1997	15400-00	Other Equip-Small 07
189650	Ribar for Concrete (VWE-Woloha	2/20/1997	15300-00	Concrete
110069	Gasline to Cravo - D1 (thrB1C1	2/27/1997	15200-00	Ghse Systems-Primary 30
227366	North Roadway - Starline Const	3/6/1997	15010-00	Driveway Repairs
41324	Electrical for Gro-lights	3/6/1997	15200-00	Greenhouses & Systems
110067	Gateway Vinyl Door w/vision pn	3/13/1997	15200-00	Doors
299465	Rebuild PLC Hardware & Softwar	3/19/1997	15400-00	Ghse Equip-Large 15
110070	New Wiring in D1-4 Cravo	3/20/1997	15200-00	Greenhouse & Systems
110071	Water Line D1-4 Cravo	3/20/1997	15200-00	Greenhouse & Systems
299466	200 Hose Trolleys for Irrigatn	3/20/1997	15400-00	Other Equip-Small 07
299467	2 Crosswise Agitators	3/26/1997	15400-00	Other Equip-Small 07
299469	2 - 16' Operators for Ovrhd Dr	3/26/1997	15400-00	Other Equip-Small 07
299470	Pipe, Hose for Heaters in D1-5	4/4/1997	15400-00	Other Equip-Small 07
299471	Parts for Basket Syst in D2	4/4/1997	15400-00	Other Equip-Small 07
285254	2 Stock Chasers - Allied Hndlg	4/11/1997	15600-00	Forklift/Tugger/Scissorlift (10Y)
299472	Venting & Wiring Heaters D Hs	4/11/1997	15400-00	Other Equip-Small 07
299475	2 Radios w/ Batteries	4/24/1997	15400-00	Small Equipment (10Y)
299476	Pot lifters & Stops for tray f	4/24/1997	15400-00	Other Equip-Small 07
299479	Aircraft Cable for new Echos	5/1/1997	15400-00	Ghse Systems-Secnd 15
110068	Electrical - Var -Htrs, Bsk Mv	5/9/1997	15200-00	Greenhouse & Systems
285257	1996 Ottawa Spotting Tractor	5/29/1997	15600-00	Forklift/Tugger/Scissorlift (10Y)
299488	Add'l Flat Setup/Dibble Brd	6/12/1997	15400-00	Other Equip-Small 07
243281	Lockers for Lunchroom	6/20/1997	15700-00	Office Equipment
299489	Peat Hopper w/ Dbl Agitator	6/20/1997	15400-00	Ghse Equip-Large 15
299490	100 Lb Dry Chemical Hopper	6/20/1997	15400-00	Other Equip-Small 07
243282	Booths/Tables for Lunchroom	6/26/1997	15700-00	Office Equipment
299492	Soilmixer	7/23/1997	15400-00	Production
299493	2 Pressure Washers - 5 hp	8/14/1997	15400-00	Landscape/Utility/Farm Equipment
299495	Roller Bond Track (D1-8)	9/12/1997	15400-00	Ghse Equip-Large 15
179064	Door Structure for Shipping Bn	9/19/1997	15300-00	Other Buildings 30
243283	Fireproof File Cabinet (BC)	10/2/1997	15700-00	Office Equipment
299501	Shipping for Soil Conveyor	10/2/1997	15400-00	Ghse Equip-Small 10
299500	10 Heaters for Trailrs-HKIII30	10/9/1997	15400-00	Small Equipment (10Y)
299502	8 Moving Carts for Booms-D Hs.	10/9/1997	15400-00	Booms
110073	D-1 Addition - Davis Concrete	10/21/1997	15200-00	Concrete
227368	Upgrade to Drivway & Storg Are	10/23/1997	15010-00	Driveway Repairs
110074	D-1 Addition - Mertel Gravel	10/30/1997	15200-00	Gravel
299503	14 Gas Fired Heaters for Grnhs	10/30/1997	15400-00	Ghse Equip-Small
299505	1 Motorola Radio	10/30/1997	15400-00	Small Equipment (10Y)
110075	Concrete for Ad-On to D1	11/20/1997	15200-00	Concrete
299507	Air Compressor/Dryer/Filter Eq	11/20/1997	15400-00	Landscape/Utility/Farm Equipment

299508	D20S 100 GPM Dosatron Injector	11/28/1997	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

110076	Structure for Cravo Retract-Rf	12/5/1997	15200-00	Greenhouses 30
110077	Retract-a-Roof Operating Syst.	12/5/1997	15200-00	Ghse Systems-Primary 30
162256	New Cafeteria - Gravel - Mertl	12/5/1997	15300-00	Misc Bldg Impv 15
162257	Cafeteria-Fabricate Beams,Colm	12/5/1997	15300-00	Misc Bldg Impv 15
162258	Architects Fees for Cafeteria	12/5/1997	15300-00	Misc Bldg Impv 15
162259	Cafeteria - Gravel for Conc	12/5/1997	15300-00	Misc Bldg Impv 15
162260	Cafeteria - Concrete - Davis	12/5/1997	15300-00	Misc Bldg Impv 15
162261	Cafeteria - Gravel - Mertel	12/5/1997	15300-00	Misc Bldg Impv 15
162262	Cafeteria - Beams & Columns Fn	12/5/1997	15300-00	Misc Bldg Impv 15
162263	Cafeteria - Lumber - Hundman	12/5/1997	15300-00	Misc Bldg Impv 15
162264	Cafeteria - Materials - Allen	12/5/1997	15300-00	Misc Bldg Impv 15
162265	Cafeteria - Lumber -Roselle Lr	12/5/1997	15300-00	Misc Bldg Impv 15
162266	Cafeteria - Sledgister Constr.	12/5/1997	15300-00	Misc Bldg Impv 15
162267	Cafeteria - Lights -Springfld.	12/5/1997	15300-00	Misc Bldg Impv 15
162268	Cafeteria - Mat'l-VWE Hundman	12/5/1997	15300-00	Misc Bldg Impv 15
162269	Cafeteria - Lumber - Roselle	12/5/1997	15300-00	Misc Bldg Impv 15
162270	Cafeteria - Granville Floor	12/5/1997	15300-00	Misc Bldg Impv 15
162271	Cafeteria Materials - Allen	12/5/1997	15300-00	Misc Bldg Impv 15
162272	Furnace for Cafeteria - Kettmn	12/5/1997	15300-00	HVAC
162273	Cafeteria - Fan & Lights	12/5/1997	15300-00	Misc Bldg Impv 15
162274	Lumber for Cafeteria - Roselle	12/5/1997	15300-00	Misc Bldg Impv 15
162275	Cafeteria - Koolmaster/VWE	12/5/1997	15300-00	Office Equipment
162276	Cafet. - Block work for Bathrm	12/5/1997	15300-00	Misc Bldg Impv 15
162277	Cafeteria - Materials _ VWE	12/5/1997	15300-00	Misc Bldg Impv 15
162278	Cafeteria/Restrm Fixtures	12/5/1997	15300-00	Misc Bldg Impv 15
162279	Cafeteria Materials - Allen lm	12/5/1997	15300-00	Misc Bldg Impv 15
162280	Restrooms in New Cafet. - VWE	12/5/1997	15300-00	Misc Bldg Impv 15
110078	Concrete for add-on D1 (Mertl	12/11/1997	15200-00	Concrete
299509	Bucket Soil Elevator - N.SoilR	12/11/1997	15400-00	Production
162281	New Cafeteria - Electrical	12/18/1997	15300-00	Misc Bldg Impv 15
299512	3 Drum Cylinger Heads for 9631	12/18/1997	15400-00	Ghse Equip-Small 10
299518	New Pump for Old Well - VWE	12/18/1997	15400-00	Pumps (5Y)
299519	Roller Bond in North D (Dbl R)	1/15/1998	15400-00	Ghse Equip-Large 15
162283	Cafeteria Final Pay (Sledgistr	1/22/1998	15300-00	Misc Bldg Impv 15
299516	32 Echos for A13 & A14 (East C	2/5/1998	15400-00	Ghse Systems-Secnd 15
299522	Mat'l for Germ Chamber (Complt	2/5/1998	15400-00	Ghse Equip-Small 10
299527	Water Conditioner (Tri County)	2/5/1998	15400-00	Other Equip-Small 07
162284	Septic System (Starline Const)	2/12/1998	15300-00	Other Buildings 30
299559	Mat'l for Roller Bond - D Nth	2/12/1998	15400-00	Other Equip-Small 07
299560	Airline for Germ Chamber	2/12/1998	15400-00	Ghse Equip-Small 10
299514	Spindle Transplanter - Flier U	2/15/1998	15400-00	Ghse Equip-Large 15
299515	Automated Filling System	2/15/1998	15400-00	Ghse Equip-Large 15
299528	4 Movable Booms in D 1-8	2/19/1998	15400-00	Booms
299529	Roller Bond Mat'l for North D	2/26/1998	15400-00	Other Equip-Small 07
299539	Addt'l 288 Plug Tray Set(32ES)	3/2/1998	15400-00	Ghse Equip-Small 10
110079	Install Suspended Heaters in D	3/5/1998	15200-00	Ghse Systems-Primary 30
162286	Wirng/Light storage rm ovr caf	3/5/1998	15300-00	Misc Bldg Impv 15

299530	Air Brakes for Roller Bond	3/5/1998	15400-00	Other Equip-Small 07
299532	Storage light over Lunch Room	3/5/1998	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

299545	Roller Bond Wheels for D1-8	3/5/1998	15400-00	Other Equip-Small 07
299531	Air Brakes for Roller Bond	3/19/1998	15400-00	Other Equip-Small 07
299541	Water All (Blackmore Company)	3/19/1998	15400-00	Other Equip-Small 07
299494	Germination Chamber w/liftunit	3/20/1998	15400-00	Ghse Equip-Large 15
299517	Germ. Chamber (Aluma Shield)	3/20/1998	15400-00	Ghse Equip-Large 15
299520	Germination Chamber (Cravo Eq)	3/20/1998	15400-00	Heavy Equipment (15Y)
299521	Germination Chamber (Davis C)	3/20/1998	15400-00	Heavy Equipment (15Y)
299523	Germination Chamber (Tri-Town)	3/20/1998	15400-00	Heavy Equipment (15Y)
299524	Germination Chamber (Mertel)	3/20/1998	15400-00	Heavy Equipment (15Y)
299525	Germ Chamber (Elka Air)Humidif	3/20/1998	15400-00	Heavy Equipment (15Y)
299533	Germination Chamber (Springfld	3/20/1998	15400-00	Heavy Equipment (15Y)
299534	Germination Chamber (Springfld	3/20/1998	15400-00	Heavy Equipment (15Y)
299535	Germ Chamber -instal heat pump	3/20/1998	15400-00	Pumps (5Y)
299536	Germ Chamber (Tri-Town Elect.)	3/20/1998	15400-00	Heavy Equipment (15Y)
299543	Duct for Air Dryer - East Blrm	3/25/1998	15400-00	Other Equip-Small 07
299544	Table System Mat'ls -Var place	3/25/1998	15400-00	Growing
299551	4 Movable Booms for A13&14	3/25/1998	15400-00	Booms
299552	Roller Bond Mat'l for A13&14	3/27/1998	15400-00	Other Equip-Small 07
299553	Table System (Dbl R Manuf.)	4/2/1998	15400-00	Growing
41333	Foundation - A14 (Mertel Grav)	4/2/1998	15200-00	Greenhouses 30
299554	Germ. Chamber (Vent&Wir Heat P	4/10/1998	15400-00	Heavy Equipment (15Y)
299555	Germ Chamber (wire for heat pu	4/10/1998	15400-00	Heavy Equipment (15Y)
41325	A13-14 Glass House Structure	4/15/1998	15200-00	Greenhouses 30
41326	A13-14 Glass-Ventg,Heatg,Curtn	4/15/1998	15200-00	Ghse- Energy Curtains
41327	Concrete for A13 & A 14 (Mert)	4/15/1998	15200-00	Concrete
41328	Labor for Concr. - A13-14(Davs	4/15/1998	15200-00	Greenhouses 30
41329	Concrete for A13 & A14(Mertel)	4/15/1998	15200-00	Concrete
299556	Roller Bond for A13 & A14	4/16/1998	15400-00	Ghse Equip-Large 15
110080	Wall Panels in D2 (Castner)	4/23/1998	15200-00	Ghse- Plexiglas Covering 15
299557	Germ Chamber (Tri-Town Elec)	4/23/1998	15400-00	Heavy Equipment (15Y)
41334	Drain pipe for A13 & A14	4/23/1998	15200-00	Ghse Systems-Primary 30
41336	A13 & A14 Construct. (Starlin)	4/30/1998	15200-00	Greenhouses 30
110081	Galv Tubing for Echos in D1	5/1/1998	15200-00	Greenhouse & Systems
299563	Speed Controls for Basket Syst	5/1/1998	15400-00	Ghse Equip-Large 15
110083	Blackout Curtain System -Cravo	5/15/1998	15200-00	Ghse- Energy Curtains
299550	Priva for Cravo House - D	5/15/1998	15400-00	Ghse Equip-Large 15
299569	1200 Moving Tables (VW Greenh)	5/15/1998	15400-00	Growing
299566	2 Taylor Dunn Carts (SC-159)	5/22/1998	15400-00	Electric Cart/Golf Cart/Scooter (7Y)
299568	2 Sets Pot Holders (Javo USA)	5/22/1998	15400-00	Other Equip-Small 07
41335	Wiring for Window Motors, etc.	5/22/1998	15200-00	Ghse Systems-Primary 30
227371	New Well (Albrecht Well Drill)	5/29/1998	15010-00	Heavy Equipment (15Y)
100022	Concrete for Addition to C12	6/4/1998	15200-00	Concrete
299570	Wiring for Echos,Priva,Bsk Drv	6/18/1998	15400-00	Ghse Systems-Secnd 15
41337	Construct. for add-on Bay A14	6/18/1998	15200-00	Concrete
110087	Shade Retention System (Cravo)	6/25/1998	15200-00	Ghse- Energy Curtains
41338	Concrete for Add-on Bay @A14	6/25/1998	15200-00	Concrete

299577	Power for A13 & A14 (Tri-Town)	7/16/1998	15400-00	Ghse Equip-Large 15
41339	Davis Concrete - A13 & A14	7/16/1998	15200-00	Concrete
41340	Mertel Gravel - A13 & A14	7/16/1998	15200-00	Greenhouses 30

* Fed - Cost/Basis have been REDACTED

70016	Extension B12 - Mertel Gravel	7/23/1998	15200-00	Greenhouses 30
243286	Tran Air Furnace - 2nd fl.mid.	7/30/1998	15700-00	HVAC
70018	B12 Extension - Mertel Gravel	7/30/1998	15200-00	Greenhouses 30
41341	Mertel Gravel (A13 & A14)	8/6/1998	15200-00	Greenhouses 30
100023	C12 Extension - Davis Concrete	8/13/1998	15200-00	Concrete
100024	C12 Extension - Davis Concrete	8/13/1998	15200-00	Concrete
70017	B12 Extension - Mertel Gravel	8/13/1998	15200-00	Greenhouses 30
100025	C12 Extension - Mertel Gravel	8/20/1998	15200-00	Gravel
100026	C12 Extension - Mertel Gravel	8/27/1998	15200-00	Gravel
100027	C12 Extension - Mertel Gravel	9/3/1998	15200-00	Gravel
110086	Mertel Gravel	9/10/1998	15200-00	Gravel
299579	Parts for Echos in A & B House	9/18/1998	15400-00	Ghse Systems-Secnd 15
299580	C-Hs.(Auto Trnsfr Switch,Panel	9/18/1998	15400-00	Other Equip-Small 07
299581	8 Booms for A13 & A14 (+#9616)	10/2/1998	15400-00	Booms
299582	Dibble Conveyor (Bouldin & Ln)	10/2/1998	15400-00	Ghse Equip-Small 10
299583	Parts for Booms (Cherry Creek)	10/8/1998	15400-00	Booms
299584	Miller Bobcat Welder (225NT)	10/8/1998	15400-00	Landscape/Utility/Farm Equipment
299585	Moving Table System (Magnum P)	10/15/1998	15400-00	Growing
299586	Controller for 64 Echos (Feed)	10/29/1998	15400-00	Ghse Systems-Secnd 15
299565	Priva for A13 & A14 (Climate C	11/27/1998	15400-00	Ghse Equip-Large 15
299595	2 Electic Carts - Minute Miser	11/27/1998	15400-00	Electric Cart/Golf Cart/Scooter (7Y)
299601	1730 Legs & Tops for Tables	12/10/1998	15400-00	Growing
299603	Container for Compactor	12/11/1998	15400-00	Other Equip-Small 07
299598	32 Roller Bond for Tables	12/21/1998	15400-00	Ghse Equip-Large 15
299599	Upgrade - Series 4 Imaje ink j	12/21/1998	15400-00	Other Equip-Small 07
227372	Rock for Road -North end E-Hos	12/29/1998	15010-00	Driveway Repairs
299600	Semiauto Top Bottom Taper Ovrs	12/31/1998	15400-00	Other Equip-Small 07
299631	Stretch Cylinder Seeder w/PLC	1/15/1999	15400-00	Ghse Equip-Large 15
162288	Growers Office - Materials	1/20/1999	15300-00	Misc Bldg Impv 15
162289	Grower Office - Labor - Davis	1/28/1999	15300-00	Misc Bldg Impv 15
162290	Grower Office - Materials	1/28/1999	15300-00	Misc Bldg Impv 15
162291	Grower Offices - Materials	2/3/1999	15300-00	Misc Bldg Impv 15
162292	Grower Office - Tile for Floor	2/11/1999	15300-00	Misc Bldg Impv 15
299593	IF Panel for Lite Syst A13-14	2/11/1999	15400-00	Ghse Equip-Large 15
299609	Roller Bond for C11-12 (Tabls)	2/11/1999	15400-00	Other Equip-Small 07
100029	Tri-Town Elec. - Install Cond	2/18/1999	15200-00	Ghse Systems-Secnd 15
130041	Galv Pipe for Air Line - Thral	2/25/1999	15200-00	Ghse Systems-Primary 30
162293	Grower Office - Quality Buildr	2/25/1999	15300-00	Misc Bldg Impv 15
21530	Waterpipe for B 1-8 (Thrall)	2/25/1999	15200-00	Greenhouses & Systems
299575	132 Echos - A&B Hs (Cherry Crk	2/25/1999	15400-00	Ghse Systems-Secnd 15
299590	Automatd Filling Syst.(North P	2/25/1999	15400-00	Ghse Equip-Large 15
299591	Spindle Transplantr & Syst STS	2/25/1999	15400-00	Ghse Equip-Large 15
299607	Rails for Waterg Booms-A&B Hse	2/25/1999	15400-00	Booms
130042	Galvan. Pipe - Thrall	3/11/1999	15200-00	Ghse Systems-Primary 30
162295	Windows -Grwr Off,Upstrs, recp	3/11/1999	15300-00	Misc Bldg Impv 15
299610	Chlorine Analyzer -Model CL/17	3/11/1999	15400-00	Other Equip-Small 07
162296	Growr Office - Labor - Davis	3/12/1999	15300-00	Misc Bldg Impv 15

299611	Pallet Racks - Wolohan Lumber	3/12/1999	15400-00	Other Equip-Small 07
299612	Crown Forklift/Manlift - Woloh	3/15/1999	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

162297	Grower Office - Quality Blders	3/18/1999	15300-00	Misc Bldg Impv 15
299578	Belt System for Transpl. Line	3/18/1999	15400-00	Ghse Equip-Large 15
299606	Climate Control Syst - E1-2	3/18/1999	15400-00	Ghse Equip-Large 15
299613	Conduit for Gro lites - E Hous	3/18/1999	15400-00	Ghse Equip-Large 15
130002	Construct. - Moving Dirt	3/22/1999	15200-00	Greenhouses 30
130003	Prairie State Excavat - Earth	3/22/1999	15200-00	Greenhouses 30
130004	Culvert for E-House (VWE-Flyn)	3/22/1999	15200-00	Greenhouses 30
130005	Glass House - Structure (Prins	3/22/1999	15200-00	Greenhouses 30
130006	E1-4 Glass House - Equipment P	3/22/1999	15200-00	Greenhouses 30
130007	Earth Moving (Prairie & Patten	3/22/1999	15200-00	Land Improvements
130008	Tower Equip. (Equip. Rental)	3/22/1999	15200-00	Greenhouses 30
130009	Drainage for E-House (VWE/Flyn	3/22/1999	15200-00	Ghse Systems-Primary 30
130011	Davis Concrete	3/22/1999	15200-00	Concrete/Gravel
130012	Rock - Starline Construction	3/22/1999	15200-00	Concrete/Gravel
130013	Mertel Gravel for Concrete	3/22/1999	15200-00	Concrete/Gravel
130014	Mertel Gravel for Concrete	3/22/1999	15200-00	Concrete/Gravel
130015	Mertel Gravel for Concrete	3/22/1999	15200-00	Concrete/Gravel
130016	Davis Concrete	3/22/1999	15200-00	Concrete/Gravel
130017	Davis Concrete	3/22/1999	15200-00	Concrete/Gravel
130020	Construction - Thrall	3/22/1999	15200-00	Greenhouses 30
130022	Earth Moving - Prairie State	3/22/1999	15200-00	Land Improvements
130023	Ribar & Wood for Concrete work	3/22/1999	15200-00	Concrete/Gravel
130024	Carroll Dist. & Construction	3/22/1999	15200-00	Greenhouses 30
130025	Midwest Testing Service	3/22/1999	15200-00	Greenhouses 30
130026	Concrete Pumping - Midwest Ltd	3/22/1999	15200-00	Concrete/Gravel
130027	Concrete Pumping	3/22/1999	15200-00	Concrete/Gravel
130029	Starline - Komatsu & Dozr Rent	3/22/1999	15200-00	Greenhouses 30
130030	Cattani - Crane Rental	3/22/1999	15200-00	Greenhouses 30
130031	Earth Moving - Prairie State	3/22/1999	15200-00	Land Improvements
130032	Construction - King Engineerin	3/22/1999	15200-00	Greenhouses 30
130033	Construction - Advanced Engin.	3/22/1999	15200-00	Greenhouses 30
130034	Welders - VWE/Prins	3/22/1999	15200-00	Greenhouses 30
130035	Tri-Town Elect.hook-up E House	3/22/1999	15200-00	Greenhouses 30
130036	Davis Concrete	3/22/1999	15200-00	Concrete/Gravel
130037	Concrete Pumping - Midwest LTD	3/22/1999	15200-00	Concrete/Gravel
130038	Davis Concrete (port of 1/28py	3/22/1999	15200-00	Concrete/Gravel
130039	Tri-Town Elec. -	3/22/1999	15200-00	Greenhouses 30
130040	Tri-Town Electric (pd 2/18/98)	3/22/1999	15200-00	Greenhouses 30
299608	192 Booms - A&B Hse (Cherry Cr	3/22/1999	15400-00	Booms
299614	18 Un multi-task echo Controlr	3/30/1999	15400-00	Ghse Systems-Secnd 15
41342	A13-14 Glass Struct.-Final Pay	4/1/1999	15200-00	Ghse Systems-Primary 30
41343	A13-14 glass-Ventg,Heatg,Curtn	4/1/1999	15200-00	Ghse- Energy Curtains
130043	Electrical Materials - Springf	4/2/1999	15200-00	Greenhouses 30
130044	Electrical Work - Elmore Elect	4/2/1999	15200-00	Greenhouses 30
130045	Poly & Blade for Concrete Work	4/2/1999	15200-00	Concrete/Gravel

299629	Pneumatech AD175 Air Dryer	4/2/1999	15400-00	Other Equip-Small 07
299616	Bal on 8 Booms Asset# 9581	4/12/1999	15400-00	Booms
130046	Galvan Pipe - Thrall	4/15/1999	15200-00	Greenhouses 30
162298	Heating System for Growers Off	4/15/1999	15300-00	Misc Bldg Impv 15

* Fed - Cost/Basis have been REDACTED

299617	Base for Radios - Motorola	4/15/1999	15400-00	Other Equip-Small 07
299618	Priva - Mtr Circut Cntrlr, etc	4/26/1999	15400-00	Other Equip-Small 07
130047	Pipe Insul.&Jacketg (Heatng	4/28/1999	15200-00	Greenhouses 30
285261	Exmark V36-14K-5 Mower	5/7/1999	15600-00	Small Equipment (10Y)
299622	Grippg&Plantg Fingers-Transplr	5/7/1999	15400-00	Ghse Equip-Small 10
299623	Gripping Fingers - STS Transpl	5/7/1999	15400-00	Ghse Equip-Small 10
299624	2 Dibble Plates for Trnsplntr	5/7/1999	15400-00	Production
299626	3/4 Rail Trolley Assy for Boom	5/27/1999	15400-00	Booms
299627	2 Fuel Pumps W/ switches,etc.	6/10/1999	15400-00	Pumps (5Y)
299628	Holmbeck Farms	6/17/1999	15400-00	Other Equip-Small 07
227375	Trees - Tonica Nurseries	6/30/1999	15010-00	Land Improvements
299588	Noncontinuous Roll Seal Door	7/10/1999	15400-00	Doors
299589	Continuous Roll Seal Door	7/10/1999	15400-00	Doors
299634	Trane Air Conditioning Unit	7/22/1999	15400-00	HVAC
299636	Runners f/Tbl Sys B1-4&C11-12	7/29/1999	15400-00	Other Equip-Small 07
299637	Runners f/Tbl Sys B1-4&C11-12	8/5/1999	15400-00	Ghse Equip-Large 15
299638	Hydralic Conduit Bender	8/5/1999	15400-00	Other Equip-Small 07
227376	Work on Dam - Starline	8/26/1999	15010-00	Land Improvements 30
21531	Tubing f/Interior Walls - Fram	9/23/1999	15200-00	Greenhouses 30
227377	Rebuild Road in Back - Starlin	9/30/1999	15010-00	Driveway Repairs
299642	Verson 45Ton Press Brake 2Pays	9/30/1999	15400-00	Other Equip-Small 07
299643	2 Grundfos 4.0 Inline Pumps	9/30/1999	15400-00	Pumps (5Y)
299646	2 Propane Tanks	10/21/1999	15400-00	Small Equipment (10Y)
299648	Ebb + Flo Pump - Fairbanks 7.5	10/29/1999	15400-00	Pumps (5Y)
299649	Ebb + Flo Pump - Goulds 7.5hp	10/29/1999	15400-00	Pumps (5Y)
21532	Interior Walls for A,B&C Hs	11/5/1999	15200-00	Greenhouses & Systems
299650	Table legs f/B1-4 (Dekalb Iron	11/5/1999	15400-00	Growing
299651	4 - 400K BTU NG Unit Heaters	11/11/1999	15400-00	Other Equip-Small 07
285264	Mitsubishi Fork Lift FG25-B	11/24/1999	15600-00	Forklift/Tugger/Scissorlift (10Y)
227378	Overlay of Parking Area - Univ	12/2/1999	15010-00	Driveway Repairs
299652	Control Box for Echos in E-hs	12/3/1999	15400-00	Ghse Systems-Secnd 15
299653	Control Box for Echos in E Hs	12/3/1999	15400-00	Ghse Systems-Secnd 15
285266	BH 2610 10' Cutter Mower	12/9/1999	15600-00	Small Equipment (10Y)
285269	JD 5510 MPWD Tractor - Rupiper	12/9/1999	15600-00	Small Equipment (10Y)
299635	Table System for B1-4 - Dbl R	12/9/1999	15400-00	Ghse Equip-Large 15
299655	546 Table Stands for B 1-4	12/9/1999	15400-00	Growing
299657	1600 Moving Tables 64"X125	12/9/1999	15400-00	Growing
299640	Soil Mixing Line - Flier USA	12/22/1999	15400-00	Ghse Equip-Large 15
299645	72 Echoes & Assembly ChCreek	12/22/1999	15400-00	Ghse Systems-Secnd 15
299656	336 Table Stands for B 1-4	12/22/1999	15400-00	Growing
299660	Pump w/ Discharge priming valv	12/30/1999	15400-00	Pumps (5Y)
299661	Sky Jack 3200 w/Movement Alarm	12/30/1999	15400-00	Lifts
299662	Hydro-I w/Chir Wall Sys &flowc	12/30/1999	15400-00	Ghse Equip-Small 10
163000	Roll-up Door - West Soil Room	1/27/2000	15300-00	Doors

299664	Tops for Pipe Stands B1-4	1/27/2000	15400-00	Other Equip-Small 07
299668	Gal Pipe, etc for Tables B1-4	2/4/2000	15400-00	Growing
299667	Belt System for Plantingline 4	2/10/2000	15400-00	Ghse Equip-Large 15
299669	Pipe for Rails - Tables B1-2	2/10/2000	15400-00	Growing
299670	368 Air Chambers - Tables B1-4	2/17/2000	15400-00	Growing

* Fed - Cost/Basis have been REDACTED

162299	Trane Condensing Unit SharonOf	2/24/2000	15300-00	HVAC
299673	5 Booms for C11-12 (Cherry Cr)	3/16/2000	15400-00	Ghse Systems-Secnd 15
299674	ULV Sprayer - Twin Star	3/23/2000	15400-00	Ghse Equip-Small 10
130048	Final Pay - Prins/VWE E 1-4	4/20/2000	15200-00	Greenhouses 30
299675	Vertical Peat Scraper w/elevat	4/20/2000	15400-00	Ghse Equip-Large 15
299676	Wiring for Echos in E-Hs 1-4	4/20/2000	15400-00	Ghse Systems-Secnd 15
299677	Pesticide Applicator (TwinStar	5/11/2000	15400-00	Ghse Equip-Small 10
299679	Bar Code Scanner (300-999 Modl	5/11/2000	15400-00	Computer Hardware
299680	Extra Ebb & Flood Tank w/valvs	5/11/2000	15400-00	Small Equipment (10Y)
299681	Xtra Control Panel f/EbFl Pump	5/11/2000	15400-00	Pumps (5Y)
299682	Computr Hardwr to Automat Echo	5/18/2000	15400-00	Ghse Systems-Secnd 15
299684	Roll-up Wall Shade for E 1-4	5/25/2000	15400-00	Ghse- Energy Curtains 10
285272	Tiller (Farm & Fleet - Ottawa)	7/6/2000	15600-00	Landscape/Utility/Farm Equipment
299690	Controllr Boxs fr Echos A13-14	8/3/2000	15400-00	Ghse Systems-Secnd 15
299692	Priva Control Systems (E5-E8)	8/17/2000	15400-00	Ghse Equip-Large 15
130050	E-Hs 5-8 Structure (VWE/Prins)	8/20/2000	15200-00	Greenhouses 30
130051	Glass Hs E5-8 Equipment Part	8/20/2000	15200-00	Ghse Systems-Primary 30
130053	Concrete for Footings E5-8	8/20/2000	15200-00	Concrete/Gravel
130054	Backhoe Rent to Unload Materls	8/20/2000	15200-00	Greenhouses 30
130055	Labor for Grader (E5-8)	8/20/2000	15200-00	Greenhouses 30
130056	Soil Borings for New Construct	8/20/2000	15200-00	Greenhouses 30
130057	Pipe for E 5-8 Construction	8/20/2000	15200-00	Ghse Systems-Primary 30
130058	Concrete for E 5-8 - Pd May	8/20/2000	15200-00	Concrete
130059	Concrete for E 5-8 - Pd June	8/20/2000	15200-00	Concrete
130061	Equipment Rental for Const E5-	8/20/2000	15200-00	Greenhouse & Systems (30 Years)
130062	Conduit,Etc. (June Invoices)	8/20/2000	15200-00	Ghse Systems-Primary 30
130063	Bldg Matrls for E 5-8 Constr.	8/20/2000	15200-00	Greenhouses 30
130065	Bldg Materials - Springfield E	8/20/2000	15200-00	Greenhouses 30
130066	Framing f/Concrete (2x4x12)	8/20/2000	15200-00	Greenhouses 30
130067	Pipe f/Irrigation E5-8 to Lake	8/20/2000	15200-00	Ghse Systems-Primary 30
130069	Conduit, etc f/ E5-8 (Complete	8/20/2000	15200-00	Ghse Systems-Primary 30
130070	Wiring for Hs E5-8 (Elmore)	8/20/2000	15200-00	Ghse Systems-Primary 30
130073	Wiring for Hs E5-8 (Elmore)	8/20/2000	15200-00	Ghse Systems-Primary 30
130074	Materials for E5-8 Electrical	8/31/2000	15200-00	Ghse Systems-Primary 30
130075	Materials for E5-8 Electrical	9/7/2000	15200-00	Ghse Systems-Primary 30
299702	Priva Interface Board-1st Rack	9/7/2000	15400-00	Other Equip-Small 07
299695	SC Sliding Conveyor (Ordr#2024	9/26/2000	15400-00	Ghse Equip-Small 10
130076	Wiring for Hs E5-8 (Elmore)	9/28/2000	15200-00	Ghse Systems-Primary 30
299691	Flat & Pot Filling Syst. w/Agi	9/28/2000	15400-00	Ghse Equip-Large 15
299689	64 - 30" Echos (Cherry Creek)	10/19/2000	15400-00	Ghse Systems-Secnd 15
299697	10'X10'Roll Seal Door C8/Barn	10/19/2000	15400-00	Doors
299698	8'X10' Roll Seal Door B8/Barn	10/19/2000	15400-00	Doors
299699	8'X10' NonContin.Rol Dor D6/E6	10/19/2000	15400-00	Other Equip-Small 07

299700	420 Moving Tables #044-A	10/19/2000	15400-00	Ghse Equip-Large 15
299701	Almax Conveyor Belt Vulcanizer	10/19/2000	15400-00	Other Equip-Small 07
189655	Wiring Upgrade to North Produc	11/2/2000	15300-00	Misc Bldg Impv 15
299704	2 Dock Plates for E9&E10 (levl	11/2/2000	15400-00	Other Equip-Small 07
299705	Dock Plate for Peat Moss Unldg	11/2/2000	15400-00	Other Equip-Small 07
299706	Conveyors Syst. for Seed Room	11/2/2000	15400-00	Ghse Equip-Large 15

* Fed - Cost/Basis have been REDACTED

299707	Control Box for Echos & Booms	11/2/2000	15400-00	Booms
299708	Parts f/ Control Box D9-10E5-8	11/3/2000	15400-00	Ghse Equip-Small 10
299709	Drip Irrigation f/Dbl Hung Bsk	11/10/2000	15400-00	Ghse Equip-Small 10
299688	Priva Upgrade System	11/11/2000	15400-00	Ghse Equip-Large 15
299693	Soil Mixing System (Flier USA)	11/16/2000	15400-00	Ghse Equip-Large 15
299694	Incline Conveyor,Troughg Rollr	11/16/2000	15400-00	Ghse Equip-Small 10
299710	Parts f/Control Box f/Ech&Boom	11/22/2000	15400-00	Booms
299711	Materials for Antenna f/radios	11/30/2000	15400-00	Other Equip-Small 07
130078	Pipe Insulation in E5-8	12/6/2000	15200-00	Ghse Systems-Primary 30
299712	Zebra Printer w/rewinder	12/6/2000	15400-00	Computer Hardware
189654	Mat'ls betwn North Soil &E9-10	12/14/2000	15300-00	Misc Bldg Impv 15
299713	Display Screen f/Control Box	12/19/2000	15400-00	Computer Hardware
130079	Pipe Insulation f/ E5-8	12/22/2000	15200-00	Ghse Systems-Primary 30
179067	11 Dock Levelers-7#1066,4#1076	12/29/2000	15300-00	Small Equipment (10Y)
163005	Lighting Fixtures for Sales Of	2/1/2001	15300-00	Misc Bldg Impv 15
189656	Electric Upgrad North Prod Are	2/1/2001	15300-00	Misc Bldg Impv 15
299726	Conveyors for South Production	2/1/2001	15400-00	Production
299727	2 Gould Pumps - E House	2/8/2001	15400-00	Pumps (5Y)
299728	Drum Cylinder Head for Seeder	2/15/2001	15400-00	Production
299729	IMAJE Print Module for UPC Lbl	2/15/2001	15400-00	Other Equip-Small 07
130101	Glass Hs E9-10 Structure	2/22/2001	15200-00	Greenhouses 30
130102	Greenhouse E9-E10 Equip Port.	2/22/2001	15200-00	Greenhouses & Systems
130103	Priva (Climate Control) Prins	2/22/2001	15200-00	Ghse Systems-Primary 30
130105	Reinforcing Bar f/ E5-8	2/22/2001	15200-00	Greenhouses 30
130106	Concrete Work-Rampway,Drainpit	2/22/2001	15200-00	Concrete/Gravel
130107	Concrete for E9-10	2/22/2001	15200-00	Concrete/Gravel
130108	Concrete for E9-10 (Mertel)	2/22/2001	15200-00	Concrete/Gravel
130109	Construction Equip Rental	2/22/2001	15200-00	Greenhouses 30
130110	Concrete Labor - Footings,etc.	2/22/2001	15200-00	Concrete/Gravel
130111	Concrete for E9-10 (Mertel)	2/22/2001	15200-00	Concrete/Gravel
130112	Concrete for E9-10	2/22/2001	15200-00	Concrete/Gravel
130113	Concrete for E9-10	2/22/2001	15200-00	Concrete/Gravel
130114	PVC Pipe for Irrigation E9-10	2/22/2001	15200-00	Ghse Systems-Primary 30
130117	Concrete E9-10 (Mertel)	2/22/2001	15200-00	Concrete
130118	Concrete f/E9-10 (Mertel)	2/22/2001	15200-00	Concrete
130119	Concrete E9-10 (Mertel)	2/22/2001	15200-00	Computer Hardware
130120	Construction Equip Rental	2/22/2001	15200-00	Greenhouses 30
130123	Concrete Labor E9-10 (Davis)	2/22/2001	15200-00	Concrete/Gravel
130130	Pumping Station for E9-E10	2/22/2001	15200-00	Ghse Systems-Primary 30
299730	Control Panel f/Conveyor-S Pro	2/22/2001	15400-00	Other Equip-Small 07
299732	Conveyor Belts for So. Product	2/22/2001	15400-00	Other Equip-Small 07
130132	Electrical Matls - Springfield	3/1/2001	15200-00	Ghse Systems-Primary 30

243289	Office Lunchroom Furn. (OakT&C	3/1/2001	15700-00	Office Equipment
274673	Rebuild Engine - 1997 E150 Van	3/8/2001	15500-00	Automobiles (5 Years)
299733	Eurodrive - Conveyor in SoProd	3/8/2001	15400-00	Other Equip-Small 07
130137	Wiring Priva E5-E10 (Elmore)	3/15/2001	15200-00	Ghse Systems-Primary 30
130138	Wiring Priva E5-E10 (Elmore)	3/22/2001	15200-00	Ghse Systems-Primary 30
163002	Remodeling Sales Offices - Lbr	3/22/2001	15300-00	Misc Bldg Impv 15
163003	Remodeling Sales Offices Mtrls	3/22/2001	15300-00	Misc Bldg Impv 15

* Fed - Cost/Basis have been REDACTED

243294	Dispatch Off. Cabinets Builtin	3/22/2001	15700-00	Office Equipment
274676	1991 Homemade Trailer #TD99696	3/22/2001	15500-00	Trailer (5Y)
299734	PRIVA Parts - Ethernet Rep-box	3/28/2001	15400-00	Ghse Equip-Small 10
299735	Priva for E-House 5-10	3/28/2001	15400-00	Ghse Equip-Large 15
130139	Electrical Materials E5-E10	3/29/2001	15200-00	Ghse Systems-Primary 30
299731	Vulcanizer for Conveyor Belts	3/29/2001	15400-00	Other Equip-Small 07
130133	Electrical Materials - Springf	4/6/2001	15200-00	Ghse Systems-Primary 30
130134	Wiring Priva E5-E10 (Elmore)	4/6/2001	15200-00	Ghse Systems-Primary 30
299742	3 Phase Monitors w/install -Nv	4/6/2001	15400-00	Other Equip-Small 07
189657	Elevated Office in North Prod.	4/12/2001	15300-00	Misc Bldg Impv 15
189658	Tile Flooring - North Prod. Of	4/12/2001	15300-00	Misc Bldg Impv 15
299744	Planting Machine Revisions	4/12/2001	15400-00	Ghse Equip-Small 10
130135	Concrete E9-E10 (2 pays Mertl)	4/26/2001	15200-00	Concrete
130136	Wiring Priva E5-E10 (Elmore)	4/30/2001	15200-00	Ghse Systems-Primary 30
243291	North Product. Lunchrm Booths	5/3/2001	15700-00	Office Equipment
299747	Wiring for E9-E10 (Springfield	5/3/2001	15400-00	Other Equip-Small 07
299748	6 Motorola CT250 Radios (4 ch)	5/3/2001	15400-00	Small Equipment (10Y)
163004	Materials - Remodel Sales Offs	5/10/2001	15300-00	Misc Bldg Impv 15
299749	Planting Mach. Parts - STS Trn	5/10/2001	15400-00	Ghse Equip-Small 10
299751	Wiring for Priva - E9-E10	5/10/2001	15400-00	Other Equip-Small 07
299752	Amplifier for Radio System	5/17/2001	15400-00	Other Equip-Small 07
130141	Wiring Priva, etc. E5-E10 (El)	5/31/2001	15200-00	Ghse Systems-Primary 30
299759	Priva Hookup E9-E10 (Elmore E)	5/31/2001	15400-00	Other Equip-Small 07
299754	Labor for Wiring Priva E9-E10	6/7/2001	15400-00	Other Equip-Small 07
299755	Controls System for Irrigation	6/14/2001	15400-00	Other Equip-Small 07
299756	Controler for Booms	6/14/2001	15400-00	Booms
299740	Autom Table Loader Sys flat&bk	6/28/2001	15400-00	Ghse Equip-Large 15
22005	Building Permit - PC Collector	7/2/2001	15200-00	Greenhouses
163006	New Lights in all Office Areas	7/5/2001	15300-00	Misc Bldg Impv 15
189659	Elevated Off Freight (N.Prod.)	7/5/2001	15300-00	Misc Bldg Impv 15
299725	22 Booms - D 1-10 Cherry Creek	7/5/2001	15400-00	Booms
299760	Belt Drive f/Coolng Fans NProd	7/5/2001	15400-00	Other Equip-Small 07
299767	Mat'ls -Centralized Irr/Bm Dhs	7/5/2001	15400-00	Other Equip-Small 07
299768	Mat'ls -Centralizd Irr/Bms Dhs	7/5/2001	15400-00	Other Equip-Small 07
299770	Contrl Dr. f/Centraliz Bm Dhs	7/5/2001	15400-00	Other Equip-Small 07
299765	188 Dual Drives f/Booms A&B Hs	7/26/2001	15400-00	Booms
227379	Move Gas line f/Addit A-Annex	8/1/2001	15010-00	Greenhouses & Systems
299696	3 Fixed Unstackers fr Robot Ln	8/1/2001	15400-00	Ghse Equip-Large 15
299764	Bench Wheels f/Table Systems	8/1/2001	15400-00	Growing
299766	2Palm Pilots&Softw f/Bar Cod V	8/1/2001	15400-00	Other Equip-Small 07
189661	Air Cond.- N. Prod. Elev Offic	8/9/2001	15300-00	HVAC

189662	Bathroom Plmbg -N. Prod El Off	8/9/2001	15300-00	Misc Bldg Impv 15
243297	Cabinets,Sink - North Prod Off	8/13/2001	15700-00	Office Equipment
163007	Upgrade returns Furnac/AC upst	8/16/2001	15300-00	HVAC
22006	Drainage Pipe for A-Annex	8/16/2001	15200-00	Greenhouses
189663	Furnace - East Lunch Rm	8/20/2001	15300-00	HVAC
130142	2 Ebb & Flood High Vol Filters	9/20/2001	15200-00	Ghse Systems-Primary 30
285273	New Engine for Cat GP18	9/20/2001	15600-00	Forklift/Tugger/Scissorlift (10Y)
22007	Concrete Labor for A-Annex	9/27/2001	15200-00	Concrete

* Fed - Cost/Basis have been REDACTED

22010	Reinforcing Bar for Concr.A-An	10/1/2001	15200-00	Greenhouses 30
190105	Reinforcing Bar f/Concret-Barn	10/4/2001	15600-00	Other Buildings 30
299769	Mat'ls - Centr. Irr/Booms D Hs	10/4/2001	15400-00	Booms
22013	Earthwork for A-Annex (Starln)	10/11/2001	15200-00	Land
22008	Concrete Labor for A-Annex	10/18/2001	15200-00	Concrete
299771	Wiring f/Booms - D House 1-10	10/18/2001	15400-00	Ghse Systems-Secnd 15
299773	Galv. Bar f/Booms - D House	10/18/2001	15400-00	Booms
22014	Concrete for A-Annex (Mertel)	10/25/2001	15200-00	Concrete
22009	Concrete Labor for A-Annex	11/7/2001	15200-00	Computer Hardware
299779	Box Sealer/Tape Machine	11/14/2001	15400-00	Other Equip-Small 07
299777	Composite Wire-Centrzd Cntr D	11/21/2001	15400-00	Other Equip-Small 07
190106	Concrete Labor f/ Storage Barn	11/23/2001	15600-00	Concrete
190107	Rebar, etc f/ Concrete - Barn	11/29/2001	15600-00	Other Buildings 30
22011	Concrete for A-Annex (Mertel)	11/29/2001	15200-00	Concrete
190108	Concrete Labor f/Bulk Stor Brn	12/18/2001	15600-00	Concrete
22015	Glass Greenhouse (incl Constr)	12/19/2001	15200-00	Greenhouses & Systems
299786	Horz Bandsaw Jet (9X16)	12/20/2001	15400-00	Other Equip-Small 07
190109	Concrete f/ Bulk Storage Barn	12/27/2001	15600-00	Concrete
299774	Centrlzd Contrl Irr/Booms C1-8	12/27/2001	15400-00	Booms
299776	Panels f/Irr/Bm Upgrad C1-8	12/27/2001	15400-00	Other Equip-Small 07
299780	10 Station Cuttings Line	12/27/2001	15400-00	Ghse Equip-Large 15
190110	Steel Building (incl Const.)	12/28/2001	15600-00	Other Buildings 30
243298	Cannon Copier IR2200 -MPG01736	12/28/2001	15700-00	Computer Hardware
190111	Dock Leveler (Raynor Door Co.)	12/31/2001	15600-00	Small Equipment (10Y)
299784	Update f/Series S4 Ink Jet Pr.	12/31/2001	15400-00	Other Equip-Small 07
299790	(galvanized metal) Cat-walk Over Tanks in E House	1/10/2002	15400-00	Other Equip-Small 07
190112	(Mertel) Concrete for Bulk Storage Barn	1/17/2002	15600-00	Concrete
190113	Storage Barn Gravel & Machine Rental for Bulk	1/23/2002	15600-00	Other Buildings 30
190114	Storage Barn Machine Rent for Construction of Bulk	2/7/2002	15600-00	Greenhouse & Systems (30 Years)
299794	Houses Water Filter Upgrade for D & E	2/7/2002	15400-00	Other Equip-Small 07
243299	Office Computer Workstation - Seeding	2/14/2002	15700-00	Office Equipment
299795	Control) C - House Irrigation System (All	2/14/2002	15400-00	Other Equip-Small 07
299796	45 KW Generator w/ Transfer Switch	2/22/2002	15400-00	Generator
299797	C - House Irrigation System Controls	3/1/2002	15400-00	Other Equip-Small 07

258247	Office) HP Laserjet 4100 Printer (Sharon's	3/7/2002	15700-00	Computer Hardware
274680	Rebuild Transmission on Ford Van	3/7/2002	15500-00	Automobiles (5 Years)
299741	Urbanati Complete Seeding Line	3/7/2002	15400-00	Ghse Equip-Large 15
299799	Conveyors for the Sticking Line	3/14/2002	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

299800	Tank & Pump 280 Gallon Portable Refueler w/Steel	3/25/2002	15400-00	Small Equipment (10Y)
299801	Sticking Line Stainless Steel Water Tunnel for	3/28/2002	15400-00	Other Equip-Small 07
22017	01 (4-inv Electrical wiring for Vents & Priva in A-	4/4/2002	15200-00	Building Improvements
22018	A-0 Electrical Wiring for Vents & Priva in	4/4/2002	15200-00	Building Improvements
258249	4MB (LVW) HP Laserjet 5000 Printer, 16PPM,	4/4/2002	15700-00	Computer Hardware
299802	System (Ship Hs) Motors for new Shipping Conveyor	4/4/2002	15400-00	Other Equip-Small 07
299804	Matic Boiler Cleaning Machine - Soot-A-	4/4/2002	15400-00	Other Equip-Small
299803	Conveyor Bed,etc) Shipping Belts for B-12 (Tables,	4/11/2002	15400-00	Ghse Equip-Large 15
299805	B12 Air Chambers for New Roller Bond -	4/11/2002	15400-00	Other Equip-Small 07
299806	Conveyor Belts for B & C House	4/18/2002	15400-00	Other Equip-Small 07
299807	Sowing Line Installation	4/18/2002	15400-00	Other Equip-Small 07
22019	PVC for Water for Irrigation in A-0	4/25/2002	15200-00	Greenhouses & Systems
299808	Automatic Basket Hooker	4/25/2002	15400-00	Ghse Equip-Large 15
285276	Auction Co.) Grove Man-Lift AMZ40 (Hilpiipre	4/27/2002	15600-00	Lifts
22020	A-0 Electrical Wiring for Vents & Priva for	5/2/2002	15200-00	Building Improvements
22021	Vents & Priva 400 AMP Electical Service to A-0 for	5/2/2002	15200-00	Greenhouses
22022	Priva Electrical Breaker for A-0 for Vents &	5/2/2002	15200-00	Greenhouses & Systems
285277	Equipment Co. Tow Cart (Puller) - Rupiper	5/2/2002	15600-00	Forklift/Tugger/Scissorlift (10Y)
299809	in Shipping Hs Cable Pulls for new Conveyor System	5/2/2002	15400-00	Other Equip-Small 07
299810	Program Fiber Optic Hub for Cart Tracking	5/9/2002	15400-00	Other Equip-Small 07
299811	Program Print Server for Cart Tracking	5/9/2002	15400-00	Other Equip-Small 07
299812	Wheels for Roller Bond in B12	5/9/2002	15400-00	Other Equip-Small 07
299813	C1-8 Composite Wire for Irrigation Upgrade	5/9/2002	15400-00	Other Equip-Small 07
299814	12 Booms for A11-12	5/9/2002	15400-00	Booms

285278	#9273) (Rupiper John Day 7'7" Disc 18" Blades (Tag	5/16/2002	15600-00	Other Equip-Small 07
299815	- C House Material for Irrigation System Upgrade	5/16/2002	15400-00	Other Equip-Small 07
299816	D6) 2 Rapid-Roll Doors - (C1-D1) & (C6-	5/23/2002	15400-00	Doors
299817	Water Pumps Power Upgrade	6/6/2002	15400-00	Pumps (5Y)

* Fed - Cost/Basis have been REDACTED

285279	1999 CAT Forklift (Bradley's Auction)	6/9/2002	15600-00	Forklift/Tugger/Scissorlift (10Y)
130143	Shading for E-House 1-10	6/15/2002	15200-00	Ghse- Energy Curtains
22023	# 22013) Starl Balance of Earthwork A-Annex (Asset	6/30/2002	15200-00	Land Improvements
299818	Project Conduit, etc for C-Hs Booms/Echos	7/3/2002	15400-00	Booms
299792	Cart Tracking System (A.I.S. System)	8/1/2002	15400-00	Ghse Equip-Large 15
299819	(FW Sys) Underneath Transport f/ Containers	8/1/2002	15400-00	Ghse Equip-Large 15
299824	Tuning Brds, Cont Cart Tracking System - Antennas,	8/1/2002	15400-00	Ghse Equip-Large 15
299825	System Controllers for C-Hs 1-10 Irrigation	8/1/2002	15400-00	Other Equip-Small 07
285285	Concrete Vibra Screed	8/20/2002	15600-00	Concrete/Gravel
285290	Electric ScissorLift 15x1136	8/22/2002	15600-00	Lifts
299826	Controllers for C-Hs Irrigation System	8/22/2002	15400-00	Other Equip-Small 07
163008	Office Remodeling - LVW & Hou	9/5/2002	15300-00	Misc Bldg Impv 15
285287	Taylor Dunn Electric Cart SC 1-59	9/5/2002	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
299828	(Future Com) Security Camera Monitoring System	9/19/2002	15400-00	Ghse Equip-Large 15
299829	(Prins) E-Hs Extension of Shading System	10/3/2002	15400-00	Ghse- Energy Curtains 10
227381	Move & Upgrade Road at West End	10/10/2002	15010-00	Driveway Repairs
299830	etc. Cart Tracking System - Antenna's,	10/10/2002	15400-00	Other Equip-Small 07
299831	Magix R2 Upgrade Phone System to Merlin	10/24/2002	15400-00	Small Equipment (10Y)
299832	Wiring for New Pump Hs - North Lake	10/31/2002	15400-00	Other Equip-Small 07
299833	Cart Tracking System - Antenna Work	10/31/2002	15400-00	Other Equip-Small 07
299837	Foundation (Cattani) Pump House - North Lake -	10/31/2002	15400-00	Other Equip-Small 07
189665	Chamber Concrete Labor for New Germ	11/7/2002	15300-00	Concrete
299834	PVC Pipe for Pump Hs - North Lake	11/7/2002	15400-00	Other Equip-Small 07
299835	Concrete - Pump House - North Lake	11/7/2002	15400-00	Concrete
299836	Lake PVC Pipe for Pump House - North	11/14/2002	15400-00	Other Equip-Small 07
299838	(Aluma Shield) Addition to Germination Chamber	11/14/2002	15400-00	Ghse Equip-Large 15
189666	Chamber Concrete for New Port. Germ	11/21/2002	15300-00	Concrete
130145	E-0 Concrete for E Hs Extension	11/29/2002	15200-00	Concrete/Gravel

* Fed - Cost/Basis have been REDACTED

130146	Extension E-0 Labor for Concrete for Greenh	11/29/2002	15200-00	Concrete/Gravel
189667	of Germ Chamb Extend Roof & Supports f/ Relocation	11/29/2002	15300-00	Ghse Structural Improvement
243301	(IVBE) Paper Shredder - Destroyit 4002	11/29/2002	15700-00	Office Equipment
299839	Model 230 2 - 9'x10' Rapid-Roll Greenhs Doors	11/29/2002	15400-00	Doors
299845	Machined & Galvanizd 12 Uprights f/ Germ Chamber -	12/5/2002	15400-00	Ghse Equip-Small 10
130147	Extension E-0 Labor for Concrete for Greenh	12/12/2002	15200-00	Concrete/Gravel
130148	(Mertel) E-0 Concrete for Greenh Extension	12/12/2002	15200-00	Concrete/Gravel
130149	Concrete for E-0 Extension	12/12/2002	15200-00	Concrete/Gravel
227382	Paved West & North End Road	12/12/2002	15010-00	Driveway Repairs
299846	Extension to Phone System	12/12/2002	15400-00	Small Equipment (10Y)
110090	Roof Greenh D-0 Expansion with a Cravo Retract-A-	12/15/2002	15200-00	Concrete
110091	D-0 Concrete for Expansion (Mertel)	12/15/2002	15200-00	Concrete
110092	Expansion D-0 Labor for Concrete for Cravo	12/15/2002	15200-00	Concrete
110093	Expansion D-0 Labor for Concrete for Cravo	12/15/2002	15200-00	Concrete
110094	(Mertel) D-0 Concrete for Cravo Expansion	12/15/2002	15200-00	Concrete
299820	Sys) Fixed Unstacker f/ 3 Robot lines (FW	12/15/2002	15400-00	Ghse Equip-Large 15
299821	Fixed Unstacker (FW Sys)	12/15/2002	15400-00	Ghse Equip-Large 15
299822	Rail for Overhead Stacker (FW Sys)	12/15/2002	15400-00	Other Equip-Small 07
299823	w/plug sheets (FW Overhead Unstacker f/ Containers	12/15/2002	15400-00	Ghse Equip-Large 15
299840	Pump for North Lake	12/27/2002	15400-00	Other Equip-Small 07
299841	Door(by GermCham) 12x12 Raynor Rolling Steel Fire	12/30/2002	15400-00	Doors
299842	PRIVA NutriJet System (Prins)	12/30/2002	15400-00	Ghse Equip-Large 15
299843	(Snook) Auger Bucket 2210 w/ 36" Chute	12/30/2002	15400-00	Other Equip-Small 07
227384	North End Road Moving, Grading & Upgrading West &	12/31/2002	15010-00	Driveway Repairs
299844	(9@10x9&1@12x9) 10 Rapid-Roll Doors Model 230	12/31/2002	15400-00	Doors

299851	System Controllers for C1-C8 Irrigation	1/16/2003	15400-00	Ghse Equip-Large 15
299848	Urbanati Plug Tray Dispenser System	1/23/2003	15400-00	Ghse Equip-Small 10
299849	Water Bar Attachmt DBB Bale Shaver 230v 3 phase w/	1/23/2003	15400-00	Ghse Equip-Large 15

* Fed - Cost/Basis have been REDACTED

299850	after Sowing Drum Gamma Sowing Line 2 meter Insert	1/23/2003	15400-00	Other Equip-Small 07
299852	Asset#299819-299823 Add'l Installation Expense of	1/29/2003	15400-00	Ghse Equip-Large 15
299853	Tanks in E-1 Water Treatment Ozonizer System for	2/20/2003	15400-00	Ghse Equip-Large 15
299854	Dillen 72 3 Interchangeable Plug Dislodgers f/	2/27/2003	15400-00	Other Equip-Small 07
299855	21 40"Echo System for A-0	2/27/2003	15400-00	Ghse Systems-Secnd 15
130155	Glass Greenhouse - E-0	3/6/2003	15200-00	Greenhouses 30
299856	8 Holland Heaters f/ A-0 (440,000 btu)	3/6/2003	15400-00	Ghse Equip-Large 15
299857	E9-10 Controllers f/ Irrigation System in A-0,	3/20/2003	15400-00	Ghse Equip-Small 10
299858	340 Gro-Light System (Prins)	4/10/2003	15400-00	Ghse Equip-Large 15
299859	Tracking Sys Antenna Transformers, Tuners, f/ Cart	4/17/2003	15400-00	Ghse Equip-Large 15
299860	South Soil Room Raynor Series S-24 Steel Door -	4/24/2003	15400-00	Doors
299861	33" Automatic Floor Scrubber	4/29/2003	15400-00	Small Equipment (10Y)
110095	Drainage System Mat'ls for D11-12	5/1/2003	15200-00	Greenhouses 30
130152	Drainage System E 11-12	5/1/2003	15200-00	Greenhouses 30
258256	Irrigation Sys Grnhs Softwr - f/ Remote Control of	5/1/2003	15700-00	Computer Software & Hardware (5 Years)
110096	Machine Rent f/ Ground Fill D 11-12	5/22/2003	15200-00	Greenhouses 30
130150	Equipment Rental f/ Constr of E 11-12	5/22/2003	15200-00	Greenhouse & Systems (30 Years)
130151	Drainage System f/ E 11-12	5/22/2003	15200-00	Greenhouses 30
299862	36 - 30" Echo Systems f/ E9-10	6/2/2003	15400-00	Ghse Systems-Secnd 15
130153	Ground Fill f/ Constr E 11-12	6/19/2003	15200-00	Greenhouses 30
130154	Equipment Rental f/ Constr. E 11-12	6/19/2003	15200-00	Greenhouse & Systems (30 Years)
299863	STS(Bot 2/25/99) Bal. on Asset #9591 Transplanter	6/30/2003	15400-00	Ghse Equip-Large 15
299864	500 Karsten Carts- ML Series	7/3/2003	15600-00	Carts (3Y)
22024	Shade System for A-0 House	7/17/2003	15200-00	Ghse- Energy Curtains
258258	Technologies Computer for Security Camera's - Pro	7/24/2003	15700-00	Computer Hardware
285298	#SJ3219 Scissor Lift -17-19' DC , SKYJACK	7/24/2003	15600-00	Lifts
190120	Construct.) Concrete Igloo for Storage (Monolithic	7/31/2003	15600-00	Concrete
299868	299780 Shipping for Cutting Line - Asset #	8/8/2003	15400-00	Ghse Equip-Small 10

299869	Network Mat'ls for C1-12 Irrigation System -	8/28/2003	15400-00	Other Equip-Small 07
299871	(C1, C8) Control Cable for Irrigation System	9/11/2003	15400-00	Other Equip-Small 07
285300	LZ27LKA Golf Cart (Smith)	10/16/2003	15600-00	Electric Cart/Golf Cart/Scooter (7Y)

* Fed - Cost/Basis have been REDACTED

110106	prepare f/foun Earthwork - D11-12 - fill in pond &	10/23/2003	15200-00	Greenhouses 30
227386	pond filled. New Road around E11-12 where	10/23/2003	15010-00	Land Improvements 30
299873	Controls for New Irrigation System	10/28/2003	15400-00	Other Equip-Small 07
110119	Concrete) (R&J) Floor D 11-12 (Plastic to cover	11/4/2003	15200-00	Concrete
110107	Concrete) Concrete Labor - D 11-12 (Davis	11/6/2003	15200-00	Concrete
130169	Concrete) Concrete Labor - E 11-12 (Davis	11/6/2003	15200-00	Concrete/Gravel
299874	11-12, E 11-12 New Irrigation Control System for D	11/6/2003	15400-00	Ghse Equip-Large 15
110108	(Mertel) Concrete for Footings & Wall D11-12	11/13/2003	15200-00	Concrete
130170	(Mertel) Concrete for Footings & Wall E11-12	11/13/2003	15200-00	Concrete/Gravel
299876	(Nov, Dec) New Irrigation System - Springfield	11/13/2003	15400-00	Other Equip-Small 07
285301	80"Bucket BOBCAT T-300 w/Tracks cab,	11/19/2003	15600-00	Small Equipment (10Y)
110109	Construction Equipment Rental for D11-12	11/20/2003	15200-00	Greenhouse & Systems (30 Years)
299875	12,E11-12 (Aut Mtl's for New Irrigation System D11-	11/20/2003	15400-00	Other Equip-Small 07
285302	Bucket 2003 New Holland Backhoe w/ 24"	11/21/2003	15600-00	Heavy Equipment (15 Years)
285303	6036 2003 Skytrak Telescoping Forklift #	11/21/2003	15600-00	Forklift/Tugger/Scissorlift (10Y)
110110	Concrete for Floor - D11-12 (Mertel)	11/26/2003	15200-00	Concrete
110111	Earthwork for D11-12 (Starline)	11/26/2003	15200-00	Greenhouses 30
130171	Earthwork for E11-12 (Starline)	11/26/2003	15200-00	Land Improvements
299877	(Kettman) Compressors for Boiler Room	11/26/2003	15400-00	Small Equipment (10Y)
110112	(Midwest LTD.) Concrete Pumper for D11-12 Floor	12/4/2003	15200-00	Concrete
110113	(Springfield) Electrical Hookup for D9-10	12/4/2003	15200-00	Ghse Systems-Primary 30
110114	Concrete for Floor in D11-12 (Mertel)	12/11/2003	15200-00	Concrete
299878	66 Roller Tables - Dbl R	12/11/2003	15400-00	Ghse Equip-Large 15
299880	Greenhs) 525 Moving Tables for D11-12 (VW	12/11/2003	15400-00	Ghse Equip-Large 15

110115	(Elmore) Electrical Hookup Labor - D9-10	12/18/2003	15200-00	Ghse Systems-Primary 30
110116	Concrete for Floor in D11-12 (Mertel)	12/18/2003	15200-00	Concrete
110117	Earthwork for D11-12 (Starline)	12/18/2003	15200-00	Greenhouses 30
130173	Earthwork for E11-12 (Starline)	12/18/2003	15200-00	Land Improvements

* Fed - Cost/Basis have been REDACTED

258274	12, E11-12 Interface f/ Programing Irrig Sys D11-	12/18/2003	15700-00	Computer Software & Hardware (5 Years)
299881	Bond D9-12 1500 Small Wheels for new Roller	12/18/2003	15400-00	Ghse Equip-Small
110097	Construction Earth Work for D 11-12 - Starline	12/20/2003	15200-00	Greenhouses 30
110098	Construction Earthwork ( Fill in lake) for D11-12	12/20/2003	15200-00	Greenhouses 30
110099	Construction Earthwork (fill in lake) D11-12	12/20/2003	15200-00	Greenhouses 30
110100	(Repl Cravo 9-10) Greenhs Structure - D 9-12 Glass	12/20/2003	15200-00	Greenhouses 30
110101	Blackout Curtain System for D9-12	12/20/2003	15200-00	Ghse- Energy Curtains
110102	Heating Hose for Floor in D9-12	12/20/2003	15200-00	Ghse Systems-Secnd 15
110103	Heating System for D9-12	12/20/2003	15200-00	Ghse Systems-Primary 30
110104	Roll-up Walls/Doors for D9-12	12/20/2003	15200-00	Doors
110105	Concrete for D11-12 (Mertel)	12/20/2003	15200-00	Concrete
130158	Construction Earthworks (fill in lake) for E11-12	12/20/2003	15200-00	Land Improvements
130160	(Prins) Greenhouse Structure - E11-12	12/20/2003	15200-00	Greenhouses 30
130161	Heating System for E11-12	12/20/2003	15200-00	Ghse Systems-Primary 30
130162	Roll-up Walls/Doors in E11-12 (Prins)	12/20/2003	15200-00	Doors
130164	Contruction Earthwork (fill in lake) E11-12	12/20/2003	15200-00	Land Improvements
130166	Starline Con) Earthwork for E11-12 Construction (	12/20/2003	15200-00	Land Improvements
130167	(Mertel) Concrete for Construction of E11-12	12/20/2003	15200-00	Concrete
130168	Earthwork for Construction of E11-12	12/20/2003	15200-00	Land Improvements
299879	Priva System for D9-12 & E 11-12	12/22/2003	15400-00	Ghse Equip-Large 15
299882	Syst D11-12 Wheel Assembly for Building Table	12/22/2003	15400-00	Ghse Equip-Large 15
110118	(Elect. Sup) Electrical Materials for D9-10 Hookup	12/29/2003	15200-00	Ghse Systems-Primary 30
299883	Mizer Scroll S New Cooling System in Cooler - Bohn	12/29/2003	15400-00	Ghse Equip-Large 15
243304	Canon IR2200 Copier, Fax, Printer	12/30/2003	15700-00	Computer Hardware
285304	2004 Yamaha 6-Passenger Golf Cart	12/30/2003	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285306	90" Dozer Blade w/ Conversion	12/30/2003	15600-00	Landscape/Utility/Farm Equipment
285307	72" Bobcat Sweeper w/ Gutter Brush	12/30/2003	15600-00	Landscape/Utility/Farm Equipment

285308	Yellow Cart - Wies	12/30/2003	15600-00	Small Equipment (10Y)
285309	Yellow Cart - Hou	12/30/2003	15600-00	Small Equipment (10Y)
285310	Yellow Cart - Steil	12/30/2003	15600-00	Small Equipment (10Y)
285311	Yellow Cart - Brandon	12/30/2003	15600-00	Small Equipment (10Y)
* Fed - Cost/Basis have been REDACTED

285312	Yellow Cart - Hoster	12/30/2003	15600-00	Small Equipment (10Y)
299884	Motorola Radio System - Radio One	12/30/2003	15400-00	Small Equipment (10Y)
299886	Syst. Drip Line System (Aisles, etc.) - Zwart	12/30/2003	15400-00	Ghse Equip-Small 10
285313	Mitsubishi Forklift - FG18K-LP	12/31/2003	15600-00	Forklift/Tugger/Scissorlift (10Y)
285314	Mitsubishi Forklift - FG18K-LP	12/31/2003	15600-00	Forklift/Tugger/Scissorlift (10Y)
299887	Room (Prins) 600 HP Boiler & Stack for East Boiler	12/31/2003	15400-00	Heavy Equipment (15 Years)
299888	Room (Prins) 600 HP Boiler & Stack for West Boiler	12/31/2003	15400-00	Heavy Equipment (15 Years)
110120	(Preferred Concret) Concrete Work for D11-12 Floor	1/9/2004	15200-00	Concrete
110121	Syst D11-12 Transport lines f/ Under-Floor Heating	1/22/2004	15200-00	Ghse Systems-Primary 30
130174	Syst D11-12 Transport lines f/ Under-Floor Heating	1/22/2004	15200-00	Greenhouses 30
299890	Magnum Pipe Mat'l for Tables/Roller Bond -	1/22/2004	15400-00	Greenhouses & Systems
110122	Earthwork f/ D11-12 (Starline)	1/29/2004	15200-00	Greenhouses 30
130175	Earthwork f/ E11-12 (Starline)	1/29/2004	15200-00	Land Improvements
299891	Fairbanks Morse Pump	2/5/2004	15400-00	Pumps (5Y)
299892	Electric New Lights for Cooler - Springfield	2/5/2004	15400-00	Other Equip-Small 07
299893	- (Peru Tool) Pipe Stand for Table Sytem in D11-12	2/12/2004	15400-00	Growing
227388	Locust Trees - 3 - 8' Spruce, 4 - 5' Haika	2/19/2004	15010-00	Land Improvements
299894	Roller Bond for A13-13 & D9-D12	2/19/2004	15400-00	Other Equip-Small 07
299895	d/w No Controll Bal. on Asset # 299855 - 40" Echos	2/19/2004	15400-00	Ghse Systems-Secnd 15
299896	System - No Contr Bal. on Asset #299862 - 30" Echo	2/19/2004	15400-00	Ghse Systems-Secnd 15
130176	12 (3pay) Electrical f/ Irrigatn & Heatg Sys.- E11-	2/26/2004	15200-00	Ghse Systems-Primary 30
299897	System TouchScreens for New Irrigation	2/26/2004	15400-00	Computer Hardware
110123	12 (Feb&M) Electrical f/ Irrigation & Heating D11-	3/4/2004	15200-00	Ghse Systems-Primary 30
110124	Mat'l for D 11-12 Wiring (Springfield)	3/4/2004	15200-00	Ghse Systems-Primary 30
299898	Ebb & Flood Pump (Color Pt)	3/4/2004	15400-00	Pumps (5Y)
299899	Tubing for C-Hs Irrigation System	3/4/2004	15400-00	Other Equip-Small 07

299900	(Prins) Gatorshield for Booms in D9-D12	3/11/2004	15400-00	Booms
299901	D9-12, C10-11 Line Brackets f/ Hotwatr Transport -	3/18/2004	15400-00	Other Equip-Small 07
110125	Pipe for D9-12 ( Columbia)	3/25/2004	15200-00	Ghse Systems-Primary 30
110126	C12 Galvanized Beams for Corridor D12 to	3/25/2004	15200-00	Greenhouses 30
299903	Crane Rental to Install New Boiler	3/25/2004	15400-00	Heavy Equipment (15 Years)

* Fed - Cost/Basis have been REDACTED

299904	Gas LIne for New Boiler	3/25/2004	15400-00	Heavy Equipment (15 Years)
299905	Creek) Booms for D9-12, E 11-12 (Cherry	3/25/2004	15400-00	Booms
299906	Table System Bal. on Asset #299882. - D11-12	3/25/2004	15400-00	Growing
299907	Series RAM, Verti Bridgeport 1HP Milling Machine -	3/25/2004	15400-00	Other Equip-Small 07
299908	Series RAM, Verti Bridgeport 1HP Milling Machine -	3/25/2004	15400-00	Other Equip-Small 07
110127	House Concrete Work for Pathway - D	4/1/2004	15200-00	Concrete
130177	Springfield) Elect. Mat'l for E11-12 (2pays -	4/1/2004	15200-00	Ghse Systems-Primary 30
299909	Concrete Work for West Boiler Room	4/1/2004	15400-00	Heavy Equipment (15 Years)
130178	PVC Sewer Pipe for E 11-12	4/8/2004	15200-00	Ghse Systems-Primary 30
130179	Gravel/Rock for E11-12	4/8/2004	15200-00	Concrete/Gravel
130180	(Springfield) Electrical Mat'l for E11-12	4/8/2004	15200-00	Ghse Systems-Primary 30
299910	Room Mat'l for New Boiler in East Boiler	4/8/2004	15400-00	Heavy Equipment (15 Years)
299911	E11-12 Cable for Booms - Irrigation D11-12,	4/8/2004	15400-00	Booms
130181	Black Pipe for Heating Syst. E10-12	4/15/2004	15200-00	Ghse Systems-Primary 30
130182	E11-12 (3pay) Electrical Wk f/ Irrigat & Heatg Sys	4/15/2004	15200-00	Ghse Systems-Primary 30
299912	Install Gas line for West Boiler Room	4/15/2004	15400-00	Heavy Equipment (15 Years)
110129	Concrete for D11-12 (Mertel)	4/22/2004	15200-00	Concrete
130183	Concrete for E11-12 (4 pays) (Mertel)	4/29/2004	15200-00	Concrete/Gravel
130184	Gravel/Rock E11-12 (Starline)	4/29/2004	15200-00	Concrete/Gravel
130185	Sys E11-12 Electrical Mat'l f/ Irrigation & Heatg	4/29/2004	15200-00	Ghse Systems-Primary 30
227389	- Machine Hire Work on Lake & road North of E11-12	4/29/2004	15010-00	Driveway Repairs
299913	6 Motorola Radios	4/29/2004	15400-00	Small Equipment (10Y)
299914	Irrigation System Mat'l for C house	4/29/2004	15400-00	Other Equip-Small 07
130186	12 Galvanized Pipe for Irrigation Sys E11-	5/6/2004	15200-00	Ghse Systems-Primary 30
299915	4 Motorola P1225 Radios	5/13/2004	15400-00	Small Equipment (10Y)
299916	Controllers for Irrigation System	5/14/2004	15400-00	Other Equip-Small 07
110128	D11-12 Electrical for Irrigation & Heating Sys	5/27/2004	15200-00	Ghse Systems-Primary 30

130187	E11-12 Addtn'l Paymt Black-Out Curtains -	5/27/2004	15200-00	Ghse- Energy Curtains
130188	Ebb & Flood System E11-12 - Prins	5/27/2004	15200-00	Ghse Systems-Primary 30
21533	Echos C 1-8 Electrical Work for Controllers for	6/10/2004	15200-00	Building Improvements

* Fed - Cost/Basis have been REDACTED

299917	Chamber 2 Carrier Air Conditioning Units Germ.	6/10/2004	15400-00	HVAC
299918	Mat'l for Irrigation System Controls	6/17/2004	15400-00	Other Equip-Small 07
299919	2 Motorola Radios	6/30/2004	15400-00	Small Equipment (10Y)
227390	Work on the Dam (Starline)	7/22/2004	15010-00	Land Improvements 30
299921	Pressure Washer, 3000PSI	7/22/2004	15400-00	Landscape/Utility/Farm Equipment
227391	Work on Dam (Starline)	8/5/2004	15010-00	Land Improvements 30
227392	(Starline) Gravel for Road Behind Greenhouse	8/12/2004	15010-00	Land Improvements 30
227393	for Mums (Dav) Concrete Pathway in Back of Greenhs	8/12/2004	15010-00	Concrete
227394	Greenhouse (Mertel) Concrete Pathway in Back of	8/26/2004	15010-00	Concrete
299922	Plus TT) Zebra UPC Printer w/ Rewind (140xilll	8/26/2004	15400-00	Computer Hardware
227395	(Tonica Nursery) Landscaping in Front of Facility	9/1/2004	15010-00	Land Improvements
299923	East Boiler Rm Electrical Hookup for New Boiler -	9/1/2004	15400-00	Heavy Equipment (15 Years)
227396	Landscaping (Starl) Tree & Undergrowth Removal f/	9/9/2004	15010-00	Land Improvements
227397	Peat - North End Outdoor Storage Area Expansion f/	9/9/2004	15010-00	Land Improvements
299952	Pumps,Parts Heat Expansion System - Boiler Rm -	9/16/2004	15400-00	Heavy Equipment (15 Years)
299924	& Echos Irrigation System Interface for Booms	10/21/2004	15400-00	Booms
299925	Bobcat 225 - 20 hp Gas Powered Welder/Generator -	10/21/2004	15400-00	Generator
299926	Moving Panels New Transfer Switches f/ Generator &	10/28/2004	15400-00	Generator
110130	into Barn (RJ) Construction to Bridge Access D-8	11/3/2004	15200-00	Concrete
299953	D11-12,E11-12 Pipe Insul. for Heat Expansn Sys -	11/4/2004	15400-00	Ghse Equip-Large 15
227398	Greenhouse (Advanced) Resurface of Road's around	11/11/2004	15010-00	Driveway Repairs
285324	PC-300-8SB Personnel Carrier, 2 Person, Yellow	11/19/2004	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285325	PC-300-8SB(2) Personnel Carrier, 2 Person, Yellow	11/19/2004	15600-00	Electric Cart/Golf Cart/Scooter (7Y)

299927	Creek) 72 EZ Beam ECHO System (Cherry	11/19/2004	15400-00	Ghse Systems-Secnd 15
110131	into Barn (Davis Concrete Work f/Bridge Access D-8	11/26/2004	15200-00	Concrete
274706	2005 FORD F250 Truck 4X4 White	11/26/2004	15500-00	Automobiles (5 Years)
285326	Model TD 217) Stockchaser Cart (Green) (Allied	12/2/2004	15600-00	Forklift/Tugger/Scissorlift (10Y)

* Fed - Cost/Basis have been REDACTED

285327	Model TD 217) Stockchaser Cart (Green) (Allied	12/2/2004	15600-00	Forklift/Tugger/Scissorlift (10Y)
285328	Model TD 217) Stockchaser Cart (Green) (Allied	12/2/2004	15600-00	Forklift/Tugger/Scissorlift (10Y)
285329	Model TD 217) Stockchaser Cart (Green) (Allied	12/2/2004	15600-00	Forklift/Tugger/Scissorlift (10Y)
285330	Model TD 217) Stockchaser Cart (Green) (Allied	12/2/2004	15600-00	Forklift/Tugger/Scissorlift (10Y)
285332	Golf Cart - Tourmaster - Model B-100	12/2/2004	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
299928	House Gator Pipe for Rails for Booms in E-	12/2/2004	15400-00	Booms
299929	& Lockg Caster Belcor 150X Taper w/ 3" Tape Heads	12/2/2004	15400-00	Other Equip-Small 07
299930	Conveyr-North Prod Flat & Pot Filling Sys w/Dibble	12/3/2004	15400-00	Ghse Equip-Large 15
299931	South Prod. Flat & Pot Filling Sys w/Dibble Convyr-	12/3/2004	15400-00	Ghse Equip-Large 15
227400	(JFORCE) New Sign at Rt. 89 Entrance	12/5/2004	15010-00	Land Improvements
110132	Barn (Mertel Concrete f/ Bridge Access of D-8 into	12/9/2004	15200-00	Concrete
299932	Printer w/Rewin Onsyte Xtra 5 Horticultural Thermo	12/9/2004	15400-00	Computer Hardware
227399	North of Facilt Paving Between Mulch Pad & Pavemt	12/16/2004	15010-00	Building Improvements
299933	Pressure Washer - 3000PSI (RSC)	12/16/2004	15400-00	Landscape/Utility/Farm Equipment
299934	Pressure Washer - 3000PSI (RSC)	12/16/2004	15400-00	Landscape/Utility/Farm Equipment
299935	Pressure Washer - 3000PSI (RSC)	12/16/2004	15400-00	Landscape/Utility/Farm Equipment
299937	Printers f/ Produc 4 - Model S8 Master 2.2G Inkjet	12/17/2004	15400-00	Ghse Equip-Large 15
163010	New Fixtures for Main Bathroom	12/22/2004	15300-00	Misc Bldg Impv 15
285333	3219 Scissor Lift 17-19 DC Skyjack SJIII-	12/28/2004	15600-00	Lifts
285334	LP Mitsubishi Pneumatic Forklift - FG25N-	12/28/2004	15600-00	Forklift/Tugger/Scissorlift (10Y)
285335	American Lincoln MPV-60 Mid-Size Sweeper -	12/28/2004	15600-00	Small Equipment (10Y)
299938	Benches & Rail Overhead Stacker f/ Handling Empty	12/28/2004	15400-00	Ghse Equip-Large 15
299939	size pots 4 Flat/Pot Robots incl. Forks f/ Dif.	12/28/2004	15400-00	Ghse Equip-Large 15

299940	Fertilizer Injector - Priva NutriJet 100	12/28/2004	15400-00	Ghse Equip-Large 15
299941	E-House Electrical Mat'ls for Booms & Echos in	12/28/2004	15400-00	Booms
285336	PC-300-8SB Personnel Carrier, 2 Person, Yellow	12/29/2004	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285337	PC-300-8SB Personnel Carrier, 2 Person, Yellow	12/29/2004	15600-00	Driveway Repairs

* Fed - Cost/Basis have been REDACTED

299942	34 Booms for Irrigation in E-Hs 1-8	12/29/2004	15400-00	Booms
299943	North Fields Pipe, etc. for Irrigation System for	12/29/2004	15400-00	Ghse Equip-Large 15
163011	Main Bathroom Replaced compartments, screens for	12/31/2004	15300-00	Misc Bldg Impv 15
299944	1.3M Conveyor Single Stack Plug Tray Dispenser w/	12/31/2004	15400-00	Other Equip-Small 07
299945	600 Trays/Hr. Stainless Steel Plug Tray Washer -	12/31/2004	15400-00	Ghse Equip-Large 15
299946	Endless Belts Painted Steel Chemical Hopper w/	12/31/2004	15400-00	Other Equip-Small 07
299947	Endless Belts Painted Steel Chemical Hopper w/	12/31/2004	15400-00	Other Equip-Small 07
299948	Hopper, Agit Rebuild Plug Tray Filler w/ Vibrator,	12/31/2004	15400-00	Ghse Equip-Large 15
299949	Urbinati Plug Tray Dispenser System	12/31/2004	15400-00	Small Equipment (10Y)
299950	Handling Equip. Conveyor - Model 190RB - Allied	12/31/2004	15400-00	Other Equip-Small 07
299951	Car Lift (Truck & Auto Supply)	12/31/2004	15400-00	Lifts
299956	(Columbia) Hose for New Booms - E 1-8	1/20/2005	15400-00	Booms
299957	Shipping for Echos - Asset #299927	1/27/2005	15400-00	Ghse Systems-Secnd 15
299958	Echos 1" EMT Tubing for E- Hs 1-8 Booms &	2/10/2005	15400-00	Booms
299959	R) Materials for Booms - E-Hs 1-8 (Dbl	2/24/2005	15400-00	Booms
299960	Electrical Labor for Echos - E-Hs 1-8	2/24/2005	15400-00	Ghse Systems-Secnd 15
299961	Controls E - Hs 11-12 Irrigation System	3/3/2005	15400-00	Other Equip-Small 07
299962	House Booms & Echos Plumbing for E-	3/3/2005	15400-00	Booms
299963	Hangars for Echos in E-House (Prins)	3/10/2005	15400-00	Ghse Systems-Secnd 15
299964	Boilers-1east,1wes Original Start-Up Burnham Steam	3/17/2005	15400-00	Heavy Equipment (15 Years)
258287	for Home Depot) HP LJ 4250TN Printer (f/ Cart Tags	3/31/2005	15700-00	Computer Hardware
299966	House Yellow Control Cable for Booms - E-	3/31/2005	15400-00	Booms
299968	12, D-Hs 11-12 Electrical Hook-up f/ Booms, E-Hs 1-	4/14/2005	15400-00	Booms

299967	HydBak sn:1498 Jack Hammer for BobCat - Kent K4	4/15/2005	15400-00	Landscape/Utility/Farm Equipment
227402	New Road Out Back	5/12/2005	15010-00	Land Improvements 30
299969	8,11-12 & D11-12 Electrical Hookup-Booms&Echos E 1-	5/12/2005	15400-00	Booms

* Fed - Cost/Basis have been REDACTED

299971	etc.) (Fernand Labor for Controllers (Echos&Booms,	6/2/2005	15400-00	Booms
299972	(RSC) Mortar Mixer - 8-9 CU FT Meter Out	6/17/2005	15400-00	Other Equip-Small 07
227404	Mum Fields Outside - Concrete Work	7/14/2005	15010-00	Ghse Systems-Secnd 15
227405	Mum Fields Outside - Gravel	7/14/2005	15010-00	Ghse Systems-Secnd 15
227406	Mum Fields - Outside - Concrete	7/21/2005	15010-00	Ghse Systems-Secnd 15
227407	Con Mum Fields - Outside - Gravel - Tri-	7/21/2005	15010-00	Ghse Systems-Secnd 15
227408	Matr'ls (2 Inv.) Mum Fields - Outside - Concrete &	7/21/2005	15010-00	Ghse Systems-Secnd 15
227409	Rod f/Concrete Mum Fields - Outside - Reinforcing	7/21/2005	15010-00	Ghse Systems-Secnd 15
227410	(Starline) Mum Fields - Outside - Gravel	7/28/2005	15010-00	Ghse Systems-Secnd 15
227411	Reinforcing Rod Mum Fields - Outside - 3/8"	7/28/2005	15010-00	Ghse Systems-Secnd 15
227412	(Mertel) Mum Fields - Outside - Concrete	7/28/2005	15010-00	Ghse Systems-Secnd 15
140012	(Ameren) Electrical Line Extension to L-House	8/29/2005	15200-00	Ghse Systems-Primary 30
299980	(on Trailer) 2004 Portable Generator for Mumfield	9/2/2005	15400-00	Generator
299981	KartKeeper Portable Unit - AIS	9/6/2005	15400-00	Ghse Equip-Small 10
163012	Remodeling 2 Upstairs Bathrooms	9/8/2005	15300-00	Misc Bldg Impv 15
285343	Skidsteer (RSC) Auger Attachment & Bit for Bobcat	9/15/2005	15600-00	Landscape/Utility/Farm Equipment
227413	Drainage (Starlin Mum Fields - Outside - Gravel f/	9/29/2005	15010-00	Ghse Systems-Secnd 15
299983	Irrigation Sys ControlLink Modules to Network E-Hs	10/6/2005	15400-00	Other Equip-Small 07
190121	f/Electicity New Building Gear 240V System	10/28/2005	15600-00	Other Buildings 30
190122	f/Blr Rm& L-Hs Materials f/ Electrical System 240V	11/25/2005	15600-00	Other Buildings 30
190123	L-Hs level Electrical Hookup f/ New Boiler Rm. -	11/25/2005	15600-00	Other Buildings 30
299984	Option, & Conveyor Cutting Machine w/Gardena Knife	11/30/2005	15400-00	Ghse Equip-Large 15

190126	Hs level) Concrete f/ Footings f/ Boiler Rm (L-	12/1/2005	15600-00	Concrete
190127	level) Concrete Labor f/ Boiler Rm Floor (L-	12/8/2005	15600-00	Concrete
285344	No. 33 Roller - Like property for Exchange BOBCAT T-300 w/ 80" Bucket, 72"	12/9/2005	15600-00	Small Equipment (10Y)
258291	f/Tags Zebra 140 XIIII PlusThermal Printer	12/15/2005	15700-00	Computer Hardware

* Fed - Cost/Basis have been REDACTED

285345	JD 4X2 TX Gator w/ HDAP Tires	12/15/2005	15600-00	Small Equipment (10Y)
140001	L-House - Structure	12/20/2005	15200-00	Greenhouses 30
140002	Ebb & Flood System (Prins)(Contract)	12/20/2005	15200-00	Ghse Systems-Primary 30
140003	(Contract) Ventilation System Roof f/ L-House	12/20/2005	15200-00	Greenhouses 30
140004	(Contract) Roof Curtains f/ L-House (Part.)	12/20/2005	15200-00	Ghse- Energy Curtains
140006	Circuit Clerk) L-Hs Building Permit (Putnam County	12/20/2005	15200-00	Greenhouses 30
140010	Hs Fittings f/ Underground Drainage f/L-	12/20/2005	15200-00	Ghse Systems-Primary 30
140011	Concrete Labor f/ L-House (Davis)	12/20/2005	15200-00	Greenhouses 30
140013	Gravel f/ L-House	12/20/2005	15200-00	Greenhouses 30
140014	Concrete f/ L-House	12/20/2005	15200-00	Concrete/Gravel
140015	Syst. - L-Hous Polyethelene Tubing, 3/4" f/Heating	12/20/2005	15200-00	Ghse Systems-Primary 30
140016	Gravel f/ L-House	12/20/2005	15200-00	Greenhouses 30
140017	Concrete f/ L-House (Mertel)	12/20/2005	15200-00	Concrete/Gravel
140018	Materials for L-House Construction	12/20/2005	15200-00	Greenhouses 30
140019	Rock for L-House	12/20/2005	15200-00	Greenhouses 30
140020	Haul Gravel f/ L-House	12/20/2005	15200-00	Greenhouses 30
140021	(SpenceDavis) Concrete Labor f/ L-House	12/20/2005	15200-00	Greenhouses 30
140022	Labor f/ L-House Construction	12/20/2005	15200-00	Greenhouses 30
140023	Haul Gravel f/ L-House (Gensini)	12/20/2005	15200-00	Greenhouses 30
140024	Haul Gravel f/ L-House (Dbl M)	12/20/2005	15200-00	Greenhouses 30
140025	Gravel f/ L-House (Tri-Con)	12/20/2005	15200-00	Greenhouses 30
140026	(SpencDavis) Concrete Labor f/L-House	12/20/2005	15200-00	Greenhouses 30
140027	Electrical Syst. PVC (Var.) f/ L-House Underground	12/20/2005	15200-00	Ghse Systems-Primary 30
140029	Concrete f/ L-House	12/20/2005	15200-00	Concrete/Gravel
140030	Concrete f/ L-House (mertel)	12/20/2005	15200-00	Concrete/Gravel
140031	Concrete f/ L-House (Mertel)	12/20/2005	15200-00	Concrete/Gravel
140032	(SpenceDavis) Concrete Labor f/ L-House	12/20/2005	15200-00	Greenhouses 30
140033	Concrete Labor f/ L-House (Davis)	12/20/2005	15200-00	Greenhouses 30
140034	System PVC Flex f/ L-House Drainage	12/20/2005	15200-00	Ghse Systems-Primary 30

140035	Sys PVC 6x20 Pipe f/L-House Drainage	12/20/2005	15200-00	Ghse Systems-Primary 30
140036	Concrete f/ L-House (Mertel)	12/20/2005	15200-00	Concrete/Gravel
140038	Concrete f/ L-House (Mertel)	12/20/2005	15200-00	Concrete/Gravel
140039	Gravel & Equipment Rental (Starline)	12/20/2005	15200-00	Greenhouses 30
140040	Service to L-House Conduit & PVC f/ Underground	12/20/2005	15200-00	Ghse Systems-Primary 30

* Fed - Cost/Basis have been REDACTED

140041	(L-Hs) Dura Flex Application to Water Tank	12/20/2005	15200-00	Ghse Systems-Primary 30
140043	(Starline) Gravel & Machine Rental - L-Hs	12/20/2005	15200-00	Greenhouses 30
190125	(SpenceDavis) Concrete & Gen. Labor f/ Boiler Rm	12/20/2005	15600-00	Concrete
140042	Electrical f/L-Hs(2inv) PVC Conduit f/ Underground	12/21/2005	15200-00	Ghse Systems-Primary 30
140044	f/L-Hs(2inv Panellboard & Conduit f/Electricl Serv	12/21/2005	15200-00	Ghse Systems-Primary 30
190128	level) Concrete f/ Floor in Boiler Rm (L	12/21/2005	15600-00	Concrete
299985	(Hector) Controller for New Irrigation Boom	12/21/2005	15400-00	Booms
140045	Construction Stainless Steel Staples f/ L-Hs	12/22/2005	15200-00	Greenhouses 30
190129	Level (DavisC.) Labor & Mat'ls f/ Boiler Rm - L-Hs	12/22/2005	15600-00	Other Buildings 30
299987	CrateWashr(Asset#299945 Disinfecting Unit f/T1500E	12/22/2005	15400-00	Other Equip-Small 07
140046	Floor f/L-Hs Black Ground Cover f/over Gravel	12/28/2005	15200-00	Ghse- Ground Cover Fabric 05
140047	Invoices) Mat'ls f/ Electrical Service f/ L-Hs (2	12/28/2005	15200-00	Ghse- Ground Cover Fabric 05
299988	plastic chain S/S Sub Irrigator- 8' long w/16"wide	12/28/2005	15400-00	Other Equip-Small 07
299989	plastic chain S/S Sub Irrigator- 8' long w/16"wide	12/28/2005	15400-00	Other Equip-Small 07
140048	Construction Pinions w/Gear Racks f/ L-Hs	12/30/2005	15200-00	Ghse- Ground Cover Fabric 05
190124	(L level) Steel Building 50' W x 100' L x 20' Tall	12/30/2005	15600-00	Other Buildings 30
227414	(4"Plastic)(Amren) Gas Line Service to L-Hs Range	12/30/2005	15010-00	Ghse Systems-Secnd 15
258293	(LVW) HP DESIGNJET 500 42" Printer	1/10/2006	15700-00	Computer Hardware
140050	Spencer Davis L- House Construction Labor -	1/19/2006	15200-00	Greenhouses 30
299993	Outdoor Wi-Fi Point & Bridge (35) System -	1/31/2006	15400-00	Doors

140051	Glass- L-Hs Skyjack Scissor Lift Rental f/ Glazing	2/2/2006	15200-00	Greenhouses 30
140052	Apr) Labor f/Construction - L-House (Feb-	2/2/2006	15200-00	Greenhouses 30
258295	Software - Autocad Lt Upg - (for LVW)	2/9/2006	15700-00	Computer Software & Hardware (5 Years)
140053	Mertel) Concrete for L-Hs Aisles, etc. (4 Inv.-	2/16/2006	15200-00	Concrete/Gravel

* Fed - Cost/Basis have been REDACTED

140054	(Jack Davis Con) Labor (f/Concrete & other) 2-Inv.	2/23/2006	15200-00	Greenhouses 30
299994	North Prod. 2 - Line Scanner Syst w/Software for	2/23/2006	15400-00	Computer Hardware
299995	Decks Steel Pallet Racking w/Wire Mesh	2/27/2006	15400-00	Ghse Equip-Large 15
140056	House Electrical Materials for New Pump f/ L-	3/2/2006	15200-00	Greenhouse & Systems
140060	Downspouts f/ L-House (Columbia)	3/2/2006	15200-00	Greenhouses 30
140061	Mat'ls f/ L-House Construction	3/2/2006	15200-00	Greenhouses 30
190130	Electrical f/ New North Boiler Room	3/2/2006	15600-00	Ghse Systems-Primary 30
299997	Coated Gutters Boom & Gutter Project - Powder	3/2/2006	15400-00	Booms
140055	(Bert Blok) Labor f/ Glazing Glass on L-House	3/6/2006	15200-00	Greenhouses 30
140062	Labor f/ L-House Construction (Prins)	3/9/2006	15200-00	Greenhouses 30
140057	PO6LC-13B) Water Pump f/L-House (Crown Mdl	3/16/2006	15200-00	Pumps (5Y)
140059	House Mat'l f/ Water & Irrigation System in L-	3/16/2006	15200-00	Ghse Systems-Primary 30
299998	Emergency Lmt Swch Priva Integro Extension w/Motor	3/16/2006	15400-00	Ghse Equip-Large 15
299999	Door 14x14 Raynor Series White Steel	3/16/2006	15400-00	Doors
140064	Construction Lodging f/Labor f/ L-House	3/27/2006	15200-00	Greenhouses 30
140063	Labor f/ L-House Construction (Prins)	3/30/2006	15200-00	Greenhouses 30
140067	Gravel for L-House (Starline)	3/30/2006	15200-00	Greenhouses 30
300001	House120x60mm, 10 ga. Boom Rails (18,588 FT.) f/ L-	3/30/2006	15400-00	Booms
300002	Water Softener (Culligan) SM - 61-1	3/30/2006	15400-00	Other Equip-Small 07
300003	MVP (F/Water) Conversion f/Plant	3/30/2006	15400-00	Other Equip-Small 07
140005	Asst#140004) Roof Curtains f/L-House (Bal. - Part.	3/31/2006	15200-00	Ghse- Energy Curtains
140007	Standard)(Prins) Blackout Cloth (in place of	3/31/2006	15200-00	Ghse- Energy Curtains
140068	Brackets(Prins) Gutter Boom Rail Brackets & Rail	3/31/2006	15200-00	Greenhouses 30
140069	Labor f/ L-House Construction (Prins)	3/31/2006	15200-00	Greenhouses 30

140070	Support(Prins) T Console f/ L-Hs Gutter Downspout	3/31/2006	15200-00	Greenhouses 30
140083	Roll-up Walls f/ L-House (Prins)	3/31/2006	15200-00	Greenhouses 30
140084	(Prins) Labor f/ Roll-up Walls f/ L-House	3/31/2006	15200-00	Greenhouses 30
140085	Divider Wall 907' f/ L-House (Prins)	3/31/2006	15200-00	Greenhouses 30

* Fed - Cost/Basis have been REDACTED

140086	L-House (Prins) Spring Connections Shade System f/	3/31/2006	15200-00	Greenhouses 30
300004	E-9 Electrical Installation of 2 Roll Doors -	4/6/2006	15400-00	Doors
140065	Var.Inv) Mat'l f/Electrical f/L-House (Springfield-	4/13/2006	15200-00	Ghse Systems-Primary 30
140074	Mat'l f/ L-House (Fastenal)	4/13/2006	15200-00	Greenhouses 30
140081	Labor f/ L-House Construction (Prins)	4/13/2006	15200-00	Greenhouses 30
300005	Prod. Room Electrical Materials for Lando Land	4/13/2006	15400-00	Other Equip-Small 07
300006	Hose & Rollers for Booms in L-House	4/13/2006	15400-00	Booms
300007	Production Rm Electrical Materials f/ Lando Land	4/13/2006	15400-00	Other Equip-Small 07
140073	(Sondgeroth) Hauling of Gravel (From Tri-Con) L-Hs	4/20/2006	15200-00	Greenhouses 30
299992	(Power & Flow Sol.) Pump Station and Control Panel	4/20/2006	15400-00	Ghse Equip-Large 15
300008	North Product. Add'l 27' of Soil Conveyor Belts f/	4/20/2006	15400-00	Other Equip-Small 07
300009	Lights (replaced) f/ all Barns (1,2,3)	4/20/2006	15400-00	Ghse Equip-Large 15
140076	Mat'ls f/ L-House Construction	4/27/2006	15200-00	Greenhouses 30
258298	F/Wireless Irrig. Systm 3 - HP IPAQ RX1950 Palm P.	4/27/2006	15700-00	Computer Hardware
300010	10 Booms for L-House	4/27/2006	15400-00	Booms
300012	(Lando L)Convey Transplant System f/ North 2 Prod.	4/27/2006	15400-00	Ghse Equip-Large 15
130190	Prod. Hookup Electrical Materials for Lando Land	5/4/2006	15200-00	Greenhouse & Systems
140066	Eq. 4-Inv Mat'ls f/ Irrigatn Syst. - L-Hs (Utility	5/4/2006	15200-00	Ghse Systems-Primary 30
140077	Syst. Hose Clamps f/ L-House Irrigation	5/4/2006	15200-00	Ghse Systems-Primary 30
300020	Repeater and Radio System	5/4/2006	15400-00	Ghse Equip-Large 15
300021	(Lando L) Electrical Labor - North2 Production	5/4/2006	15400-00	Other Equip-Small 07
300022	Booms f/ L-House	5/4/2006	15400-00	Booms
300023	House Booms Red Rubber Hose, Air/Water - L-	5/4/2006	15400-00	Booms

140078	Construction Equipment Rental f/ L-House	5/11/2006	15200-00	Greenhouses 30
300013	Syst. - North2 Pr Urbanati Model RW2100 Transplant	5/11/2006	15400-00	Ghse Equip-Large 15
300014	North2(Lando HD Tray/Pot Filler w/ Hop,agitr,etc -	5/11/2006	15400-00	Ghse Equip-Large 15
300015	North2(Lando HD Tray/Pot Filler w/ Hop,agitr,etc -	5/11/2006	15400-00	Ghse Equip-Large 15
300016	Fork Lift Pot Handler	5/11/2006	15400-00	Forklift/Tugger/Scissorlift (10Y)

* Fed - Cost/Basis have been REDACTED

300017	w/shelves 16 Custom Steel Tracking Trailers	5/11/2006	15400-00	Ghse Equip-Small
300018	Tracking Trailers 18 Custom Aluminum Top for	5/11/2006	15400-00	Ghse Equip-Small
300019	(LandoL) Photo Eye & Mat'ls f/ North2 Prod.	5/11/2006	15400-00	Other Equip-Small 07
300024	Seal- E-9 Hs 2 -Roll-Up Doors -1 Predator & 1 Fast	5/11/2006	15400-00	Doors
300025	Production Materials for Electrical in North2	5/11/2006	15400-00	Other Equip-Small 07
300027	Dimple Plates for Transplanters	5/11/2006	15400-00	Ghse Equip-Large 15
140071	Electrical Labor f/ L-House (Elmorre)	5/17/2006	15200-00	Ghse Systems-Primary 30
140058	Injection Metering Pump f/ Acid/Chlorine	5/18/2006	15200-00	Pumps (5Y)
140075	Control) Electrical Mat'ls f/ L-House (All	5/18/2006	15200-00	Ghse Systems-Primary 30
140079	System 2 Mixer/Injectors f/ L-Hs Irrigation	5/18/2006	15200-00	Pumps (5Y)
140082	Construction(Prins) Labor Expense f/ L-House	5/18/2006	15200-00	Greenhouses 30
140072	Spots) (Tri-Con) Gravel f/ L-Houes (Filling in low	5/25/2006	15200-00	Greenhouses 30
300028	RW 2100 Transplanter Labor	6/1/2006	15400-00	Other Equip-Small 07
140080	System Pump System f/ L-Hs Irrigation	6/8/2006	15200-00	Pumps (5Y)
300029	(Toughsonic Ultrasonic ) New Pump Station Controls	6/15/2006	15400-00	Other Equip-Small 07
300030	Item Scanners for Lines	6/21/2006	15400-00	Computer Hardware
300044	3.0PSI,9 PRESSURE WASHER, 3000PSI,	7/6/2006	15400-00	Landscape/Utility/Farm Equipment
300045	3.0PSI,9 PRESSURE WASHER, 3000PSI,	7/6/2006	15400-00	Landscape/Utility/Farm Equipment
140087	House Materials for Electrical Hookup - L-	7/13/2006	15200-00	Ghse Systems-Primary 30
140088	Elmore Electrical Labor for L-House hookup -	7/13/2006	15200-00	Ghse Systems-Primary 30

285359	Exchange No. 5 EXCAVATOR - Like property for 2003 TEREX HR16 MINI-	7/19/2006	15600-00	Heavy Equipment (15 Years)
285360	DT81X14E702) 2006 TRAILER (B-B MODEL	7/19/2006	15600-00	Trailer (5Y)
140089	Springfield Electric HP Softstart for L-House Electrical -	7/20/2006	15200-00	Greenhouses & Systems
258299	Standard Software - AirMagnet Surveyor	8/10/2006	15700-00	Computer Software & Hardware (5 Years)
300046	Industrial Door - Interior Drs 8 - RapidRoll 230 High Performance	8/10/2006	15400-00	Doors

* Fed - Cost/Basis have been REDACTED

300047	Package (from Priva) Sky Sentry Storm Alert Radar	8/10/2006	15400-00	Other Equip-Small 07
140090	Labor on L-House Contract - Prins	9/1/2006	15200-00	Greenhouses 30
227416	Fields - G&J Fertilizer Gravel for Storage Lot out by Mum	9/21/2006	15010-00	Ghse Systems-Secnd 15
300048	Starter) 40 HP 480V Encl Soft Start ( Pump	9/21/2006	15400-00	Pumps (5Y)
300049	by Fernando) Controllers for Echos & Booms ( built	9/30/2006	15400-00	Booms
227417	Fields - Starline Gravel for Storage Lot out by Mum	10/12/2006	15010-00	Ghse Systems-Secnd 15
285361	Personnel Carrier, 48 Volt, Pack Mule	10/19/2006	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285362	Personnel Carrier, 48 Volt, Pack Mule	10/19/2006	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285363	Personnel Carrier, 48 Volt, Pack Mule	10/19/2006	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285364	Personnel Carrier, 48 Volt, Pack Mule	10/19/2006	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
300050	Refractory) Superior 80" Rear Door (#4 Boiler	10/19/2006	15400-00	Doors
300051	WIFI for L-House (HyperAmp, etc.)	10/26/2006	15400-00	Other Equip-Small 07
300052	HEATERS (BIOTECH RESEARCH)	10/26/2006	15400-00	Other Equip-Small 07
300055	18" W.belt w/ 1 HP motor. Conveyor - Hytrol model RB 32' L. x	11/9/2006	15400-00	Other Equip-Small 07
300056	12 Energy Shade System for A9-12 & C7-	11/9/2006	15400-00	Ghse- Energy Curtains 10
285365	Wheels w/Cushion Stabilizer & Twin Front Boxer 1.0 Diesel Fork Truck	11/17/2006	15600-00	Forklift/Tugger/Scissorlift (10Y)
285366	Wheels w/Cushion Stabilizer & Twin Front Boxer 1.0 Diesel Fork Truck	11/17/2006	15600-00	Forklift/Tugger/Scissorlift (10Y)
300053	IPAQ HX2490B (6 Units) Materials for Irrigation Systems - HP	11/22/2006	15400-00	Other Equip-Small 07
258302	FERNANDO) DELL COMPUTER (FOR	11/30/2006	15700-00	Computer Hardware
140091	L-House Pipe & Fittings for Ebb/Flood Floor for	12/14/2006	15200-00	Ghse Systems-Primary 30

300057	System (Includ. pusher, pot forks, etc. 2 Custom Upgrade to Trailer Loader	12/15/2006	15400-00	Ghse Equip-Large 15
300058	mechanism Buffer Conveyors, Trailer transport Loading Robot System. (Inc. Robot,	12/15/2006	15400-00	Ghse Equip-Large 15
179070	(JLRC-C00412) Albany Door System in Shipping Barn	12/22/2006	15300-00	Doors
179071	#179070) Labor to Install Albany Door (Asset	12/22/2006	15300-00	Doors

* Fed - Cost/Basis have been REDACTED

300060	Soil Room) 90 YD SOIL MIXING SYSTEM (for	12/22/2006	15400-00	Ghse Equip-Large 15
300061	Soil Sys Flier Soil System(to speed up f/ New Cusom Motor Drive Unit Replac. for	12/22/2006	15400-00	Other Equip-Small 07
300062	Performance f/ Storage Barn, etc. Lights - T8, 4' Compact Modular High	12/22/2006	15400-00	Ghse Equip-Large 15
300063	Materials (Omron Electronics) Controllers for Irrigation System -	12/22/2006	15400-00	Ghse Equip-Large 15
350001	Faganland(Receiving Docks) Rebar & mat'ls for	12/22/2006	15300-00	Other Buildings 30
350002	Docks(Faganland) Building Permit for Barn/Reciving	12/22/2006	15300-00	Other Buildings 30
350003	Concrete Labor for Faganland	12/22/2006	15300-00	Concrete
350004	8" Wall Ties for Faganland	12/22/2006	15300-00	Other Buildings 30
350005	Hauling Gravel for Faganland	12/22/2006	15300-00	Other Buildings 30
350006	Hauling Gravel for Faganland	12/22/2006	15300-00	Other Buildings 30
350007	Docks/Barn) Concrete for Faganland (Receiving	12/22/2006	15300-00	Concrete
350008	Concrete Labor for Faganland	12/22/2006	15300-00	Concrete
350009	Floor Grinder with Operator for Faganland	12/22/2006	15300-00	Other Buildings 30
350010	Steel Buildings Steel Building 100' X 475' - Castner	12/22/2006	15300-00	Other Buildings 30
350011	Steel Doors, 1 14 x 14 Door 10 - 9 x 9 Raynor Series ThermaSeal	12/22/2006	15300-00	Doors
300064	(Champion Container) 2 Little David Tape Machines	12/27/2006	15400-00	Ghse Equip-Large 15
300065	New House? Hanger Brackets for Heating Units -	12/28/2006	15400-00	Ghse Equip-Large 15
300066	Controllers for Irrigation System - A&B	12/28/2006	15400-00	Ghse Equip-Large 15
285368	Roller - Boot for Exchange No. 33 BOBCAT T-300 w/ 80" Bucket, 72"	1/22/2007	15600-00	Small Equipment (10Y)
179072	# 179070) Freight Bal Due on Albany Door(Asset	2/1/2007	15300-00	Doors

190139	Sys. - Gerdau Ameristeel Rebar for Tank Pad for Alternate Heat	2/1/2007	15600-00	Other Buildings 30
190140	J Davis Concrete Concrete Labor for Water Tank Pad -	2/1/2007	15600-00	Concrete
190141	Alternate Heat. Sys. - SD Concrete Concrete Labor for Tank Pad f/	2/1/2007	15600-00	Concrete
190142	Roller - Tank Pad Equipment Rental - Smooth Drum	2/1/2007	15600-00	Other Buildings 30
190143	Peat Gravel for Pipes & Tank Pad	2/1/2007	15600-00	Other Buildings 30
190144	Pad Conveyor for Concrete for Water Tank	2/1/2007	15600-00	Concrete

* Fed - Cost/Basis have been REDACTED

190145	Gravel Concrete for Water Tank Pad - Mertel	2/1/2007	15600-00	Concrete
190147	Choice) Materials for Water Tank (Builder's	2/1/2007	15600-00	Other Buildings 30
190151	(Thermo Energy) Hot Water Storage Tank (1,000,000)	2/1/2007	15600-00	Ghse Systems-Primary 30
190153	(Thermo Energy) Tank Ring & Labor Expenses	2/1/2007	15600-00	Ghse Systems-Primary 30
190155	8"x12") Black Pipe - ferro therm Di (10"x14" &	2/1/2007	15600-00	Ghse Systems-Primary 30
300069	Echo/Boom System Materials for Control Panels for	2/1/2007	15400-00	Booms
350019	30,000lb., 72" wide incl Labor Model EM Edge of Dock Levelers,	2/1/2007	15300-00	Heavy Equipment (15Y)
300070	Echo/Boom Sys assembling Controllers for Labor for Programming and	2/2/2007	15400-00	Booms
300072	remote software Camera System - 16 chanel w/	2/15/2007	15400-00	Other Equip-Small 07
300073	Wireless Access for Control Panels	2/22/2007	15400-00	Other Equip-Small 07
140093	1-4(13.5 acres) Pipe for Ebb & Flood System for L-Hs	2/23/2007	15200-00	Ghse Systems-Primary 30
350012	Docks (Coble) Labor on Lunchroom Faganland	3/1/2007	15300-00	Other Buildings 30
350013	Faganland Docks(Grassers) Sub-Plumbing for Bathrooms in	3/1/2007	15300-00	Other Buildings 30
140094	Flood System Concrete Labor for L-Hs 3-4, Ebb &	3/2/2007	15200-00	Greenhouses 30
350014	Faganland Docks(north docks) Electrical Power & Hookup in	3/2/2007	15300-00	Other Buildings 30
350015	Concrete for Faganland (North) Docks	3/2/2007	15300-00	Concrete
130191	Area (in E-Hs) Power hookup to North 2 Production	3/8/2007	15200-00	Greenhouse & Systems
140095	System Concrete Labor for L-Hs Ebb & Flood	3/8/2007	15200-00	Greenhouses 30

140096	System Concrete Labor for L-Hs Ebb & Flood	3/8/2007	15200-00	Greenhouses 30
140098	Hs Floor Rebar & Plastic (under concrete) f/ L-	3/8/2007	15200-00	Greenhouses 30
190172	800,000 gal. Tank 208 Volt Level Control Panel for	3/8/2007	15600-00	Ghse Systems-Primary 30
350017	(North) Docks Lunchroom (Materials) in Faganland	3/8/2007	15300-00	Other Buildings 30
130192	Area ( E-Hs) Power hook-up to North 2 Production	3/15/2007	15200-00	Greenhouse & Systems
227418	Spruce) Trees ( 5 - Austrian Pine & 4 Colorado	3/15/2007	15010-00	Land Improvements

* Fed - Cost/Basis have been REDACTED

300076	Irrigation System Materials for Control Panels for	3/16/2007	15400-00	Other Equip-Small 07
130193	Production Area ( E-Hs) Electrical Hookup to North 2	3/23/2007	15200-00	Greenhouse & Systems
130194	Production Area (E-Hs) Materials for Elecrical to North 2	3/23/2007	15200-00	Greenhouse & Systems
140099	Concrete for L-Hs 3-4 (Mertel)	3/23/2007	15200-00	Concrete/Gravel
140100	House 3-4 (Elmore) Labor for Up&Down Heating Syst. in L-	3/23/2007	15200-00	Ghse Systems-Primary 30
300075	System Materials for Controllers for Irrigation	3/23/2007	15400-00	Ghse Equip-Large 15
300077	House Balder Brakes for New Booms for L-	3/23/2007	15400-00	Booms
350016	Electrical Labor for Faganland	3/23/2007	15300-00	Other Buildings 30
350020	Faganland Docks Architect Design for Bathroom in	3/23/2007	15300-00	Other Buildings 30
300068	Echo/Boom System Materials for Control Panels for	3/30/2007	15400-00	Booms
140097	System Concrete Labor for L-Hs Ebb & Flood	4/6/2007	15200-00	Greenhouses 30
350018	etc. for Lunchroom in Faganland Goodman ARPF30301A Air Handler,	4/6/2007	15300-00	HVAC
140101	Trencher Equipment Rental - Case 460	4/12/2007	15200-00	Greenhouses 30
140102	Trowel - 46 Equipment Rental - Allen Riding	4/12/2007	15200-00	Greenhouses 30
300078	Engine 36"NOL Rider Trowel w/ Kawaaki	4/12/2007	15400-00	Other Equip-Small 07
190180	Process) Piping & Fittings (VWE/Thermacor	4/13/2007	15600-00	Ghse Systems-Primary 30
140106	Concrete Forms for L-House	4/20/2007	15200-00	Concrete
300079	and Perforated Steps 15 Steel Platform Ladders w/ Handrail	4/26/2007	15400-00	Other Equip-Small 07
140103	Hs CPVC Pipe for underconcrete Heat L-	5/4/2007	15200-00	Ghse Systems-Primary 30

140104	Fields Materials for Power Supply to Mum	5/4/2007	15200-00	Ghse Systems-Primary 30
140105	Field Pump PVC Pipe for Power Supply /Mum	5/4/2007	15200-00	Ghse Systems-Primary 30
227419	Rock) (Starline) Parking Lot for New Docks (Gravel &	5/4/2007	15010-00	Driveway Repairs
300082	Genie Scissor Lift - Model GS1530	5/11/2007	15400-00	Lifts
300083	Genie Scissor Lift - Model GS1530	5/11/2007	15400-00	Lifts
300084	Genie Scissor Lift - Model GS1530	5/11/2007	15400-00	Lifts
227420	(Eureka) Tree Movers Labor & Equipment	5/17/2007	15010-00	Land Improvements
300081	Kits) for Grnhs Cleanup 6 Poly (White) Wagons(Built from	5/17/2007	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

227421	& 8 Concolor Fir) Trees (1 Red Pine, Colorado Spruce,	5/31/2007	15010-00	Land Improvements
190174	Installation Insulate L-Hs Manifold - Materials &	6/21/2007	15600-00	Ghse Systems-Primary 30
190175	Cladding c/w labor to install 8", 10" Insulation and Aluminum	6/28/2007	15600-00	Ghse Systems-Primary 30
179073	Building Permit for New Shop	6/30/2007	15300-00	Other Buildings 30
190176	Alternative Heat Sys. Priva Materials to accomodate	6/30/2007	15600-00	Ghse Systems-Primary 30
190186	Pipe & Supply Mat'ls for Alt. Heat Sys. - Columbia	7/6/2007	15600-00	Ghse Systems-Primary 30
190187	Concrete for Alt. Heat. Sys - Mertel	7/6/2007	15600-00	Concrete
190188	Invoices) Labor - Jack Davis Concrete (Multiple	7/6/2007	15600-00	Other Buildings 30
300085	2 Pressure Washers - 3000psi	7/6/2007	15400-00	Landscape/Utility/Farm Equipment
243307	Cannon Copier, Printer	7/13/2007	15700-00	Computer Hardware
350022	Restrooms, & Office Tiling in Faganland Break Room,	7/13/2007	15300-00	Misc Bldg Impv 15
350021	Lunchroom in Faganland	7/19/2007	15300-00	Other Buildings 30
300086	40 HPPressure Pump for Greenhs	7/27/2007	15400-00	Pumps (5Y)
190194	Invoices) Starline Construction (Multiple Gravel underlay for Chip Storage-	8/9/2007	15600-00	Other Buildings 30
300087	Caterpillar 745/800 KW Generator Set	8/27/2007	15400-00	Generator
350023	Shipping Office Water Line to Faganland from	9/14/2007	15300-00	Other Buildings 30
110133	Materials forHeating Syst. in D 1-8	9/20/2007	15200-00	Greenhouse & Systems
110134	Heating System Mat'ls for Heat Pipes under Tables &	10/4/2007	15200-00	Greenhouse & Systems
285377	MODEL EXMARK MOWER - LXS35BV725	10/4/2007	15600-00	Small Equipment (10Y)
300089	PRIVA Panels (Quote P-27498)	10/4/2007	15400-00	Ghse Equip-Large 15
300091	System) Echo System (Used Cherry Creek	10/31/2007	15400-00	Ghse Systems-Secnd 15
300092	Field Cart Hauler (Used)	10/31/2007	15400-00	Forklift/Tugger/Scissorlift (10Y)

300090	Analyzer (incl Install) AutoFlame System w/ Exhaust Gas	11/21/2007	15400-00	Ghse Equip-Large 15
110135	System Pump House for D 1-8 Heating	11/26/2007	15200-00	Ghse Systems-Secnd 15
300093	Assy, Controller, etc. 30" EZ Beam Ship D/C Motor D/W	11/28/2007	15400-00	Other Equip-Small 07
300094	(Used) Scissor Lift - Model JLG2646E2	11/30/2007	15400-00	Lifts
300095	(Used) Scissor Lift - Model JLG2646E2	11/30/2007	15400-00	Lifts
300096	(Used) Scissor Lift - Model 2000 JLG2032E2	11/30/2007	15400-00	Lifts

* Fed - Cost/Basis have been REDACTED

300097	(Used) Scissor Lift - Model 2000 JLG2032E2	11/30/2007	15400-00	Lifts
300100	Western Salt Spreader	11/30/2007	15400-00	Other Equip-Small 07
258316	Houses - Memory Cards for Screens Wireless Access Points for A&B	12/3/2007	15700-00	Computer Hardware
300101	Steel Doors Raynor Series ThermaSeal Finish	12/6/2007	15400-00	Doors
258315	(Hector) Google SketchUp Pro 6, 3-D Software	12/10/2007	15700-00	Computer Software & Hardware (5 Years)
110136	Rapid Roll Door Between D2/E2	12/13/2007	15200-00	Doors
285376	golf carts Additional Seats, racks, etc. for 11	12/17/2007	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
300103	capacity Bluff Steel Yardramp, 20,000 lb	12/19/2007	15400-00	Ghse Equip-Large 15
300104	Heat Faciltiy Boiler Room Lights for Chiphouse & Alternative	12/19/2007	15400-00	Heavy Equipment (15 Years)
140133	between L-Hs & E-Hs Ties, etc. for Concrete Corridor	12/20/2007	15200-00	Concrete
190135	Application Coal Boiler Heating System - EPA	12/20/2007	15600-00	Ghse Systems-Primary 30
190136	Energy) 2 - Alternate Source Boilers (Thermo-	12/20/2007	15600-00	Ghse Systems-Primary 30
190137	FESOP Development, Wood Boiler Devel., Permit Application, Coal Boiler	12/20/2007	15600-00	Ghse Systems-Primary 30
190138	Geotechnical Report Subsurface Investigation &	12/20/2007	15600-00	Ghse Systems-Primary 30
190146	(VWE/Thermacor) Piping & Fittings for Alt. Heat Facility	12/20/2007	15600-00	Ghse Systems-Primary 30
190148	& Remodel of Existing Bulk Buildg) Wood Chip Storage Building (Addition	12/20/2007	15600-00	Other Buildings 30
190149	Storage Building Rebar, Ties, etc. for Wood Chip	12/20/2007	15600-00	Other Buildings 30
190150	Storage Building Concrete for Footings for Wood Chip	12/20/2007	15600-00	Concrete

190152	Energy Sys.) Hot Water Heating System (Thermo	12/20/2007	15600-00	Ghse Systems-Primary 30
190154	incl Conveyor f/2 Vynkce Boilers Walking Floor, Fuel System, Ladders	12/20/2007	15600-00	Ghse Systems-Primary 30
190160	System - Engineering Developement of Wood/Coal Heating	12/20/2007	15600-00	Ghse Systems-Primary 30
190161	Rebar for Alternate Heat. Facility	12/20/2007	15600-00	Other Buildings 30
190162	Concrete Labor (Davis)	12/20/2007	15600-00	Concrete
190163	Fac/Wood Chip Bldg. Earth Moving for Alternate Heating	12/20/2007	15600-00	Other Buildings 30

* Fed - Cost/Basis have been REDACTED

190164	(Jan-June, 2007) Concrete for Chip Hs/Alt. Heat. Fac.	12/20/2007	15600-00	Concrete
190165	Power for Alt. Heat. Facility	12/20/2007	15600-00	Other Buildings 30
190167	Bldg. Concrete Conveyor for Woodchip	12/20/2007	15600-00	Concrete
190168	Lifts Equipment Rental - Skyjack Scissor	12/20/2007	15600-00	Greenhouse & Systems (30 Years)
190169	Sys. Materials for Incinerators/Alt. Heat	12/20/2007	15600-00	Ghse Systems-Primary 30
190170	Sys 8,312 ft. 2X2 sq. Gator for Alt. Heat	12/20/2007	15600-00	Ghse Systems-Primary 30
190171	to new tank location Mat'ls to Connect Water Storage Tank	12/20/2007	15600-00	Ghse Systems-Primary 30
190173	Alternative System Conversion of Existing Heating Sys to	12/20/2007	15600-00	Ghse Systems-Primary 30
190181	Bldg/Woodchip Bldg Concrete Cutting Service for Alt Heat	12/20/2007	15600-00	Concrete
190182	Materials for Chiphouse (Maze)	12/20/2007	15600-00	Other Buildings 30
190183	Heat/Chiphouse Bldg Concrete Labor for Alt	12/20/2007	15600-00	Concrete
190184	Heat/Chiphouse Bldg. Electrical Labor for Alt.	12/20/2007	15600-00	Other Buildings 30
190185	Fee IL EPA - Air Pollution Control Permit	12/20/2007	15600-00	License/Fees/Admin
190189	Davis) Labor - S.D. Concrete (Spencer	12/20/2007	15600-00	Concrete
190190	Conveyor for Concrete Pouring	12/20/2007	15600-00	Concrete
190191	Trenches in Wood Boiler Room Bar Grating Mat'l & Labor to cover	12/20/2007	15600-00	Ghse Systems-Primary 30
190192	Engineering Alternative Heating System - Thermal	12/20/2007	15600-00	Ghse Systems-Primary 30
190193	(Vyncke) Shipping Cost of Biomass Incinerators	12/20/2007	15600-00	Ghse Systems-Primary 30
190195	Fired Boilers Construction Permit Fee for Wood-	12/20/2007	15600-00	Ghse Systems-Primary 30

190196	& Block B Hot Water Heating System in Block d	12/20/2007	15600-00	Ghse Systems-Primary 30
190197	Grant Program Application - Retainer	12/20/2007	15600-00	Ghse Systems-Primary 30
190198	Boiler Installation Rental of Crane & Rollerskates for	12/20/2007	15600-00	Ghse Systems-Primary 30
190199	Heating System Electrical Materials for Alternative	12/20/2007	15600-00	Ghse Systems-Primary 30
190200	Storage Concrete Labor for Wood Chip	12/20/2007	15600-00	Concrete
190201	Materials for Chip House Construction	12/20/2007	15600-00	Other Buildings 30
190202	mono-rail tube Upgrade L-1&2 Hs Heating Syst.	12/20/2007	15600-00	Ghse Systems-Primary 30

* Fed - Cost/Basis have been REDACTED

190203	Concrete for Wood Chip Storage	12/20/2007	15600-00	Concrete
190204	Elmore Electric Electrical Labor for Boiler Room -	12/20/2007	15600-00	Ghse Systems-Primary 30
190205	for Chip House Rapid Roll/Recoil Doors (incl. Install.)	12/20/2007	15600-00	Doors
190206	Siding on Boiler Building - Castner	12/20/2007	15600-00	Other Buildings 30
227422	Asphalt Company) Mumfield - Asphalted (Advanced	12/20/2007	15010-00	Ghse Systems-Secnd 15
300106	Polypipe, drippers, fittings Greenhouse Irrigation Mat'ls -	12/20/2007	15400-00	Other Equip-Small 07
300107	36 - 30" Echo Basket Systems	12/20/2007	15400-00	Ghse Systems-Secnd 15
300108	Loading Conveyors & Pot Dispenser Orchid Planter for 5" Pots, w/ Pot	12/21/2007	15400-00	Ghse Equip-Large 15
300109	PVC for Irrigation System in A & B Hs	12/21/2007	15400-00	Other Equip-Small 07
300110	3000 PSI, Hot Pressure Washer	12/21/2007	15400-00	Landscape/Utility/Farm Equipment
300111	Belden Cable for New Priva	12/21/2007	15400-00	Other Equip-Small 07
300112	System f/ L1&2 25 Enclosures for Irrigation Boom	12/21/2007	15400-00	Booms
227423	Service Electrical Service Extension - Second	12/27/2007	15010-00	Ghse Systems-Secnd 15
140111	L-House 1-2 Construction (Prins)	12/28/2007	15200-00	Greenhouses 30
140112	Roll Up Walls for L-Hs 1-2	12/28/2007	15200-00	Greenhouses 30
140113	Roof Curtains - Blackout for L-Hs 1-2	12/28/2007	15200-00	Ghse- Energy Curtains
140114	Labor for Construction of L-Hs 1-2	12/28/2007	15200-00	Greenhouses 30
140115	in L 1-2 (Multilple Invoices) PVC, pipe, Hose, etc. for Ebb & Flood	12/28/2007	15200-00	Ghse Systems-Primary 30
140116	PVC for L 1-2 Ebb & Flood System	12/28/2007	15200-00	Ghse Systems-Primary 30
140117	Multiple Inv.) Concrete Labor (Jack Davis Concrete -	12/28/2007	15200-00	Concrete/Gravel
140118	Rebar, Poly for Concrete in L-Hs 1-2	12/28/2007	15200-00	Greenhouses 30
140119	Invoices) Concrete - for L-Hs 1-2 (Multiple	12/28/2007	15200-00	Concrete/Gravel
140120	Concrete Labor - L-Hs 1-2	12/28/2007	15200-00	Greenhouses 30
140121	Concrete Labor (Multiple Invoices)	12/28/2007	15200-00	Concrete/Gravel

140122	Concrete Labor (Multiple Invoices)	12/28/2007	15200-00	Concrete/Gravel
140123	Invoices) Concrete Labor (Keith Miller)(Multiple	12/28/2007	15200-00	Concrete/Gravel
140124	Rental of Allen 36" Riding Trowel	12/28/2007	15200-00	Greenhouses 30
140125	Gravel for L 1-2 (Advanced Asphalt)	12/28/2007	15200-00	Greenhouses 30
140126	Gravel for L 1-2 (Starline)	12/28/2007	15200-00	Greenhouses 30
140127	(Multiple Inv.) Conveyor for Concrete (WCFC)	12/28/2007	15200-00	Greenhouses 30
140128	Concrete (Ossola) L-Hs 1-2	12/28/2007	15200-00	Concrete/Gravel
140129	Concrete Work L-Hs 1-2 Rental of Walksaw Slab Saver - for	12/28/2007	15200-00	Greenhouses 30
140130	of L-Hs 1-2 Rental of Scissor Lifts for construction	12/28/2007	15200-00	Greenhouses 30

* Fed - Cost/Basis have been REDACTED

140131	Materials for L-Hs 1-2 Construction	12/28/2007	15200-00	Greenhouses 30
140132	E-Hs. Concrete for Corridor between L-Hs &	12/28/2007	15200-00	Concrete/Gravel
140134	L-Hs & E-Hs Concrete Labor for Corridor between	12/28/2007	15200-00	Greenhouses 30
140135	E-Hs & L-Hs to Mumfield Concrete Labor for Corridors, L-Hs to	12/28/2007	15200-00	Greenhouses 30
140136	Hs Concrete Labor for Corridor L-Hs to E-	12/28/2007	15200-00	Greenhouses 30
140137	Hs Concrete Labor for Corridor L-Hs to E-	12/28/2007	15200-00	Greenhouses 30
300114	Heaters 20 Modine Steam/Hot Water Unit	12/28/2007	15400-00	Ghse Equip-Large 15
300115	System of Echos - A1-4 &B1-4 Materials f/ Automation of Irrigation	12/28/2007	15400-00	Ghse Systems-Secnd 15
300116	Irrigation System	12/28/2007	15400-00	Other Equip-Small 07
140110	Construction Building Permit for L-House 1-2	12/31/2007	15200-00	Greenhouses 30
300117	B 5 - 8 Controllers for Irrigation System in A &	12/31/2007	15400-00	Ghse Equip-Large 15
300118	Boards, etc. Priva Materials - I/O Cards, PC	12/31/2007	15400-00	Other Equip-Small 07
300119	Gal. Receiver Air Compressor - Rotary Screw, 80	12/31/2007	15400-00	Other Equip-Small 07
300120	8 Materials f/ Irrigation System - A & B 5-	12/31/2007	15400-00	Other Equip-Small 07
300121	Mat'l f/ Irrigation System A & B 5-8	12/31/2007	15400-00	Ghse Equip-Large 15
300123	8 Panels f/ Irrigation System in A & B 5-	12/31/2007	15400-00	Other Equip-Small 07
140140	thru June Concrete Labor - Brian Davis - Jan	1/17/2008	15200-00	Concrete/Gravel
140141	thru June Concrete Labor - Jack Davis - Jan	1/17/2008	15200-00	Concrete/Gravel
140156	Contract) Divider Wall 907' for L1-2 (Prins	1/17/2008	15200-00	Greenhouses 30

140157	Additional Cost of Corridors (Prins)	1/17/2008	15200-00	Greenhouses 30
350025	Davis Construction Concrete Labor - Brian Davis, dba	1/17/2008	15300-00	Concrete
190223	incl Conveyor f/2 Vynkce Boilers Walking Floor, Fuel System, Ladders	1/18/2008	15600-00	Ghse Systems-Primary 30
350026	Concrete Labor - Spencer Davis	1/18/2008	15300-00	Concrete
350027	Concrete Labor - Jack Davis Concrete	1/18/2008	15300-00	Concrete
140147	Corridor L to E-Hs Haul Gravel & Equip. Rental for L1-2	1/31/2008	15200-00	Greenhouses 30
140149	work(Storm Shelter) Rebar & Twist Ties, etc. for Concrete	1/31/2008	15200-00	Greenhouses 30

* Fed - Cost/Basis have been REDACTED

190222	Wood Boilers Priva Integro Extension to Control	1/31/2008	15600-00	Ghse Systems-Primary 30
350029	Mat'ls for Faganland, Keeno Office	1/31/2008	15300-00	Other Buildings 30
350037	Docks Beams for Office in Faganland - North	1/31/2008	15300-00	Other Buildings 30
140158	(Prins) Labor for Construction L-Hs 3-4	2/1/2008	15200-00	Greenhouses 30
190219	Energy Audit - On Site	2/15/2008	15600-00	License/Fees/Admin
140146	Storm Shelter) Concrete Conveyor - (for Greenhs &	2/21/2008	15200-00	Concrete/Gravel
258319	sua1500rm2u) Smart UPS 1500VA (mdl:	2/21/2008	15700-00	Computer Hardware
140150	work for L1-2 Skyjack Scissor Lift Rental for Glass	2/22/2008	15200-00	Greenhouses 30
190209	Htg Fac. Electrical Materials for Electrical in Alt.	2/22/2008	15600-00	Ghse Systems-Primary 30
190210	Alt. Heating PVC & Mat'ls for Water Lines, etc. in	2/22/2008	15600-00	Ghse Systems-Primary 30
190217	Project Boom Lift Rental for Wood Chip Boiler	2/22/2008	15600-00	Ghse Systems-Primary 30
300125	Irrigation Sys. B5-8 & A5-8 Special Hinged Enclosure f/ New	2/22/2008	15400-00	Other Equip-Small 07
190208	Room - Elmore Elec. Electrical Labor for Alt. Ht. Boiler	2/28/2008	15600-00	Ghse Systems-Primary 30
190211	Materials for Alt. Heating System	2/28/2008	15600-00	Ghse Systems-Primary 30
140148	& Supply) PVC, etc. for L-Hs 1-2 (Columbia Pipe	2/29/2008	15200-00	Ghse Systems-Primary 30
140142	Concrete Labor - Keith Miller	3/6/2008	15200-00	Concrete/Gravel
300126	2 36 ECHOS for Echo System in L-Hs 1-	3/12/2008	15400-00	Ghse Systems-Secnd 15
300127	Echos WB Center Feed System for L-Hs 1-2	3/12/2008	15400-00	Ghse Systems-Secnd 15
300128	1-2 Walk Through Boom System for L-Hs	3/12/2008	15400-00	Booms
140151	Rental of Forklifts for L-Hs 1-2	3/13/2008	15200-00	Greenhouses 30
140155	Mat'ls for L-Hs 1-2 (Fastenal)	3/14/2008	15200-00	Greenhouses 30

190212	Room Carpentry Work on Alt. Htg. Boiler	3/14/2008	15600-00	Misc Bldg Impv 15
190214	Room Concrete Labor in Wood Chip Boiler	3/14/2008	15600-00	Concrete
190215	Room Concrete Labor for Wood Chip Boiler	3/14/2008	15600-00	Concrete
190216	Room Beams for Wood Chip Boiler Control	3/20/2008	15600-00	Misc Bldg Impv 15
258327	Backups for Servers in Shipping 2 - SMART UPS 1500VA - Battery	3/20/2008	15700-00	Computer Hardware
258328	Shipping Office Enclosures for new servers in	3/20/2008	15700-00	Office Equipment
140144	Concrete Labor - Spencer Davis	3/28/2008	15200-00	Greenhouses 30

* Fed - Cost/Basis have been REDACTED

140143	Concrete Labor - Brian A. Miller	4/4/2008	15200-00	Concrete/Gravel
227424	Contracting) Guardrail for Road out back (Northern	4/4/2008	15010-00	Land Improvements
300129	4 Hs. Controllers for Irrigation Sys. A & B 3-	4/4/2008	15400-00	Other Equip-Small 07
140152	Glazzing of Glass in L-Hs 1-2	4/17/2008	15200-00	Greenhouses 30
190213	Boilers Emissions Testing on Wood Chip	4/17/2008	15600-00	License/Fees/Admin
350031	Vinyl Tile in Keeno Shipping Office	4/17/2008	15300-00	Misc Bldg Impv 15
350028	Faganland Lunch Rm, Bathrooms, Offices in	4/18/2008	15300-00	Other Buildings 30
140153	Shelter Precast Roof Erection for Storm	4/24/2008	15200-00	Building Improvements
140154	Electical) Electrical Hookups L-Hs 1-2 (Elmore	4/24/2008	15200-00	Ghse Systems-Primary 30
140161	Gutter and Spacers for L-Hs (Dbl R)	4/24/2008	15200-00	Greenhouses 30
190221	Boilers & Air Emmissions Reporting Engineering - Production Facility	4/24/2008	15600-00	License/Fees/Admin
140145	& Pathway) Concrete (Incl. Grnhs, Storm Shelter	4/25/2008	15200-00	Concrete/Gravel
190224	3 Sets Steps in Wood Room	4/25/2008	15600-00	Other Equip-Small 07
190225	Safety Railings in Wood Room	4/25/2008	15600-00	Misc Bldg Impv 15
190226	Ringling Pump in Wood Boiler Room	4/25/2008	15600-00	Pumps (5Y)
190227	Add Heating in Wood Boiler Room	4/25/2008	15600-00	Misc Bldg Impv 15
190228	and D Hs Expansion Tank Platforms for B Hs	4/25/2008	15600-00	Ghse Systems-Primary 30
190229	2 Rotary Air Lock Valves on FLS bins	4/25/2008	15600-00	Ghse Systems-Primary 30
190230	Wood Conveyor for Wood Screener	4/25/2008	15600-00	Ghse Systems-Primary 30
190231	& D 1-8 Priva Interface Panels in Block B 1-12	4/25/2008	15600-00	Ghse Systems-Primary 30
190232	pump Control for East Boiler Hs Ringline Priva Additional Transport Line	4/25/2008	15600-00	Ghse Systems-Primary 30
190233	Conveyors Unloading Pit,Screener, Floor Vyncke Interface Control Panel for	4/25/2008	15600-00	Ghse Systems-Primary 30

190234	Vyncke Boiler Wiring Honey Electric Electrician -Assist	4/25/2008	15600-00	Ghse Systems-Primary 30
190235	Additional B-House Heating	4/25/2008	15600-00	Greenhouse & Systems
190218	Conservation Measure Analyze a Specific Energy	5/1/2008	15600-00	Greenhouses & Systems
350030	Invoices) Concrete - Mertel Gravel (Multiple	5/2/2008	15300-00	Concrete
140159	Cable Tray 10" Hangers for Gutter Downspouts &	5/22/2008	15200-00	Greenhouses 30
350033	Docks Bathroom Toilet Partitions for North	5/22/2008	15300-00	Other Buildings 30

* Fed - Cost/Basis have been REDACTED

140163	(Springfield Elec.) Electrical Materials for L-Hs 1-2	5/23/2008	15200-00	Greenhouses 30
300130	House Controllers for New Irrig. Sys. in L-	5/23/2008	15400-00	Other Equip-Small 07
300131	6 Radios - F2104 DTC w/BP210	5/29/2008	15400-00	Other Equip-Small 07
227425	Dock Area & Corridor Gravel & Equipment Rental for North	6/5/2008	15010-00	Greenhouse & Systems (30 Years)
227426	Bathrooms/Lunchroom Septic System for North Shipping	6/5/2008	15010-00	Building Improvements
350035	Mat'ls for North Docks Lunchroom	6/5/2008	15300-00	Other Buildings 30
190239	30,000 Gallon Hamler Storage Tank	6/6/2008	15600-00	Small Equipment (10Y)
190240	30,000 Gallon Hamler Storage Tank	6/6/2008	15600-00	Small Equipment (10Y)
190241	Grant Program Application - Bal. Paid	6/19/2008	15600-00	License/Fees/Admin
350034	North Docks Fixtures & hookup for Bathrooms in	6/19/2008	15300-00	Other Buildings 30
190236	Lodging etc. Vyncke Personel (Jason)	6/20/2008	15600-00	Ghse Systems-Primary 30
190237	Hose for Boom Rail Carrier for L1-2	6/20/2008	15600-00	Greenhouse & Systems
190238	Boiler Rms Boiler Room, L Range, East, West Controls for Priva Sys. for Wood	6/20/2008	15600-00	Greenhouse & Systems
140162	Glass Roof Tools for and Laying of Rubber on	6/27/2008	15200-00	Greenhouses 30
350036	Docks Downspouts for Faganland Loading	6/27/2008	15300-00	Other Buildings 30
258332	HP LJ P4015N Printer for Cart Tags	6/30/2008	15700-00	Computer Hardware
258335	Wireless Access Point D-Link DWL-2100AP 802.11G	6/30/2008	15700-00	Computer Hardware
300132	90WA0 For Irrigation System - Prosonic Flow	6/30/2008	15400-00	Other Equip-Small 07
190242	Service to Boilers Electrical Materials to Hookup New	7/3/2008	15600-00	Ghse Systems-Primary 30
140165	Rubber Greenhouse Roofing	7/11/2008	15200-00	Ghse Structural Improvement
300138	Columbia Pipe Pipe for Irrigation System - L3 & L4	7/11/2008	15400-00	Other Equip-Small 07
179078	Ribar,Ties, etc. f/ New Shop	7/17/2008	15300-00	Other Buildings 30

258336	Memory & 2 HP Monitors HP DC5750 Computer w/ 1GB	7/17/2008	15700-00	Computer Hardware
258337	Memory & 2 HP Monitors HP DC5750 Computer w/ 1GB	7/17/2008	15700-00	Computer Hardware
258338	Memory & 2 HP Monitors HP DC5750 Computer w/ 1GB	7/17/2008	15700-00	Computer Hardware
258339	Memory & 2 HP Monitors HP DC5750 Computer w/ 1GB	7/17/2008	15700-00	Computer Hardware
300137	Touchscreens & Encoders Irrigation System Mat'ls -	7/25/2008	15400-00	Other Equip-Small 07
179079	Concrete Labor for New Shop	8/1/2008	15300-00	Other Buildings 30

* Fed - Cost/Basis have been REDACTED

179080	South Side of W/H #2) Concrete Labor for New Shop (on	8/1/2008	15300-00	Concrete
350032	Faganland Lights for Elevated Shipping Office in	8/2/2008	15300-00	Other Buildings 30
179081	Concrete Labor for New Shop	8/7/2008	15300-00	Concrete
179082	Concrete Labor for New Shop	8/7/2008	15300-00	Concrete
190244	Tanks Pull & Set Stacks for Boilers and	8/7/2008	15600-00	Ghse Systems-Primary 30
190245	Hookup for Thermo E. Scissor Lift Rental for Boiler Pipes	8/8/2008	15600-00	Greenhouse & Systems (30 Years)
300134	Adjustable Frame Over Ground EZ Cut Trimmer w/	8/8/2008	15400-00	Growing
190220	burning Wood Chips 2 Filters for Bio-Mass System for	8/14/2008	15600-00	Ghse Systems-Primary 30
190246	Electrical Work on Boiler System	8/14/2008	15600-00	Ghse Systems-Primary 30
300135	Steel Media Filters Ultra Cool System w/ 2 Stainless	8/15/2008	15400-00	Ghse Equip-Large 15
190248	Materials & Changes ED Ringline & A-O Range -Boiler	8/18/2008	15600-00	Ghse Systems-Primary 30
190247	Circuit Breakers & Load Centre Addit. to Boiler Panels - 480 Volt	8/21/2008	15600-00	Ghse Systems-Primary 30
179083	Concrete for New Shop	8/22/2008	15300-00	Concrete
179084	Shop PVC Pipe, Galv. Pipe, etc. for New	8/22/2008	15300-00	Other Buildings 30
300139	Detroit 400 KW Generator - New	8/22/2008	15400-00	Generator
179085	Pipe, etc. for New Shop	8/29/2008	15300-00	Other Buildings 30
190250	Wall in South East Boiler Room	9/5/2008	15600-00	Misc Bldg Impv 15
41346	A14 (XLS-17) Shading Parts & Installation A13 &	9/5/2008	15200-00	Ghse- Energy Curtains
300141	Boiler Room, etc. Upgrades for Power System for East	9/11/2008	15400-00	Heavy Equipment (15 Years)
350038	- North Docks Moduar Dock Bridge (Incl. Installation)	9/11/2008	15300-00	Small Equipment (10Y)
350039	Docks Concrete Labor for North Loading	9/11/2008	15300-00	Concrete
190251	Pipe Fittings for E Hs & D Hs Hookup	9/12/2008	15600-00	Ghse Systems-Primary 30

350040	Docks Concrete Labor for North Loading	9/12/2008	15300-00	Concrete
179086	Gravel, etc. for New Shop	9/18/2008	15300-00	Other Buildings 30
227427	Side of Greenhouse Moving Dirt for Trailer Parking on East	9/18/2008	15010-00	Land Improvements 30
285385	Rider Sweeper - MOdel MS30	9/18/2008	15600-00	Small Equipment (10Y)
350041	Docks Concrete Labor for North Loading	9/19/2008	15300-00	Concrete
190252	Controls Computer Cable for Boiler Room	9/25/2008	15600-00	Ghse Systems-Secnd 15
140166	Additional sq ft. Curtain Installation & Supplies -	9/29/2008	15200-00	Ghse- Energy Curtains

* Fed - Cost/Basis have been REDACTED

140167	Corridor Installation - 13,087 sq. ft x 3	9/29/2008	15200-00	Building Improvements
227428	Chips & Around H2O Tank Concrete Labor - Road to Wood	10/2/2008	15010-00	Concrete
140164	House L1,L2 Wire, Conduit Tubing, etc. for L-	10/3/2008	15200-00	Ghse Systems-Primary 30
227429	Wood Chips, Around Water Tank, Concrete Labor - Access Road to	10/3/2008	15010-00	Concrete
227430	Wood Chips, Around H2O Tank, Concrete Labor - Access Road to	10/3/2008	15010-00	Concrete
300136	Room, Inside Boiler For New Power Systems, East Boiler	10/3/2008	15400-00	Heavy Equipment (15 Years)
300142	Rooms Lights for Shop, Seeding & Boiler	10/9/2008	15400-00	Heavy Equipment (15 Years)
350042	Area Concrete for North Loading Dock	10/10/2008	15300-00	Concrete
190253	Boiler to L1-2 Cable to Connect Priva From Wood	10/17/2008	15600-00	Ghse Systems-Secnd 15
300143	Systems Canada, Inc.) Grow Lights for Delta 9-12 (P.L. Light	10/29/2008	15400-00	Ghse Equip-Large 15
227431	Chips, North Docks Area, Concrete for Access Road to Wood	10/31/2008	15010-00	Concrete
190255	Rake Central Ash Discharge Conveyor c/w	11/3/2008	15600-00	Ghse Systems-Primary 30
190256	Hardware Plug Valves c/w Flanges, Gaskest, &	11/3/2008	15600-00	Ghse Systems-Primary 30
190257	Exhanger Holding Tank & Irrigation Heat Tank Stand to Support Fog System	11/3/2008	15600-00	Ghse Systems-Secnd 15
190258	#1 and Boiler #2 Mat's for Connection of ESP to Boiler	11/3/2008	15600-00	Ghse Systems-Secnd 15
190254	Installation Orchid Cooling System - Incl.	11/4/2008	15600-00	Ghse Systems-Primary 30
300144	(Elmore) Electrical Hookup in Orchid House	11/6/2008	15400-00	Other Equip-Small 07
300148	Electrical Interfacing PRIVA Integro Control System and	11/7/2008	15400-00	Ghse Equip-Large 15

300149	Cooling and Heating PRIVA Air Treatment Units for	11/7/2008	15400-00	Ghse Equip-Large 15
285387	TOYOTA Electric Forklift - 48 Volt	11/13/2008	15600-00	Forklift/Tugger/Scissorlift (10Y)
350043	Installation) for North Docks 12 Modular Dock Bridges (Incl	11/13/2008	15300-00	Heavy Equipment (15Y)
227432	Rebar for North Dock Area	11/20/2008	15010-00	Building Improvements
300146	Concrete Labor for Cooling Towers	11/20/2008	15400-00	Concrete
300145	L2/L3 Door, A10/A11 Door 3 UltraLite Doors - Corridor Door,	11/21/2008	15400-00	Doors
300147	Tower & E.TransformerPad Concrete Labor f/ Walls in Cooling	11/21/2008	15400-00	Concrete

* Fed - Cost/Basis have been REDACTED

300133	House Cooling Tower & Chiller for Orchid	11/24/2008	15400-00	Ghse Equip-Large 15
41345	A14 (XLS-18-F) Shading Parts & Installation A13 &	11/24/2008	15200-00	Ghse- Energy Curtains
300150	Krohne Flow Meter for New Injector	11/25/2008	15400-00	Other Equip-Small 07
190262	Installed) 6 Louvers in Boiler Building (Furnish &	11/26/2008	15600-00	Greenhouse & Systems
300151	W/Alarm Custom Chlorine Sanitation System	11/26/2008	15400-00	Ghse Equip-Large 15
140160	Shading for L-House - Prins	11/28/2008	15200-00	Ghse- Energy Curtains
190259	Insulation & Jacketing	11/28/2008	15600-00	Greenhouse & Systems
41344	(127,312 sq. ft.) Outdoor Shade A9, A10, A11, A12	11/28/2008	15200-00	Ghse- Energy Curtains
300152	White Steel Door 3 - 9' X 9' Raynor Series ThermaSeal	12/4/2008	15400-00	Doors
300153	Orchid Range, Various Electrical Hook-ups for Grow Lights,	12/4/2008	15400-00	Ghse Equip-Large 15
300154	3 Phase Greenhouse Fan, Eco Fan, 220 Volt,	12/5/2008	15400-00	Other Equip-Small 07
179075	(Castner) New Shop Building 100' by 90'	12/11/2008	15300-00	Other Buildings 30
179076	(MAT) Freight to Pick up New Shop Building	12/11/2008	15300-00	Other Buildings 30
179077	Building Trailer Rental to pick up New Shop	12/11/2008	15300-00	Greenhouse & Systems (30 Years)
190260	Cranes for ESP (Cattani)	12/11/2008	15600-00	Ghse Systems-Primary 30
300155	Transformer Pad Concrete for Cooling Towers &	12/12/2008	15400-00	Concrete
179087	Bar Grating for New Shop	12/18/2008	15300-00	Other Buildings 30
190261	Fly Ash Removal U-Trough Auger Assemblies f/ ESP	12/18/2008	15600-00	Greenhouse & Systems
300156	Benches Rollable Plant and Cultivation	12/18/2008	15400-00	Ghse Equip-Large 15
300140	Greehouse Grow Lights in Multilple Areas of the	12/19/2008	15400-00	Ghse Equip-Large 15

300157	HSB290S-05 2 Modine Hot Water/Steam Unit	12/19/2008	15400-00	Other Equip-Small 07
227433	Earth Moving in Corridor for L-House	12/26/2008	15010-00	Land Improvements
300158	Car/Semi-Tractor Lift - for New Shop	12/30/2008	15400-00	Lifts
350044	Docks (Incl Installation 13 Kelley Bottom Pads for North	12/30/2008	15300-00	Small Equipment (10Y)
350045	for North Docks (Incl Install) 13 Dock Seals - Serco Model S600 -	12/30/2008	15300-00	Heavy Equipment (15Y)
258342	Zebra Thermal Printer for UPC Labels	12/31/2008	15700-00	Computer Hardware
300159	L2 Installation of Boom Carriers in L1 &	12/31/2008	15400-00	Booms

* Fed - Cost/Basis have been REDACTED

300161	15' 5" h 2 - Roll-Up Doors - UltraTough 18'w X	12/31/2008	15400-00	Doors
190264	# 190239 Final pay on 30,000 Gal. Tank - Asset	1/12/2009	15600-00	Small Equipment (10Y)
190265	# 190240 Final pay on 30,000 Gal. Tank - Asset	1/12/2009	15600-00	Greenhouse & Systems
300162	in Faganl Chiller, L-Hs Echos, Heaters & Fans Electrical Hookups for Gro Lights,	1/15/2009	15400-00	Ghse Systems-Secnd 15
300165	Upgrade of 4 Pot/Flat Robots	1/22/2009	15400-00	Other Equip-Small 07
190263	Boiler Sys. Gear Box Drives for ESP's for Wood	1/29/2009	15600-00	Greenhouse & Systems
300166	Steel Door- Installed 16X16 Raynor Series ThermaSeal	1/29/2009	15400-00	Doors
300167	Finis Steel Door - Installed 16x15-8 Raynor Series ThermaSeal	1/29/2009	15400-00	Doors
190266	Boilers Electrical Hookup for ESP for Wood	2/6/2009	15600-00	Greenhouse & Systems
179088	Labor for work in Maintanence Shop	2/20/2009	15300-00	Misc Bldg Impv 15
190268	Chip Boiler System Materials for ESP Hookup for Wood	2/20/2009	15600-00	Ghse Systems-Primary 30
300169	Booster Pump for Boilers	2/20/2009	15400-00	Pumps (5Y)
300164	Electical Wire for GroLights Hookup	3/5/2009	15400-00	Other Equip-Small 07
140168	Asset # 140160 Shading for L-Hs - Bal on Contract for	3/6/2009	15200-00	Ghse- Energy Curtains
179089	Matl's for new Office in Shop	3/6/2009	15300-00	Misc Bldg Impv 15
190267	Work on Boiler Rm Tanks	3/6/2009	15600-00	Small Equipment (10Y)
300184	in L 1-2 Materials for Electrical Hookup Echos	3/6/2009	15400-00	Ghse Systems-Secnd 15
300185	Projects Materials for Hookup of Various	3/6/2009	15400-00	Other Equip-Small 07
274746	1995 Capacity Spotter (Used)	3/18/2009	15500-00	Automobiles (5 Years)
300170	Echo Controls for L-House	3/20/2009	15400-00	Ghse Systems-Secnd 15

140169	Storm Shelter Concrete Work on Electric Vault &	3/27/2009	15200-00	Concrete/Gravel
140170	Concrete Labor on Storm Shelter	3/27/2009	15200-00	Concrete/Gravel
300163	Service Materials for GrowLights Hookup &	3/27/2009	15400-00	Other Equip-Small 07
274743	Wood Chip Hauling J & J - 45ft Open Box Trailer for	4/3/2009	15500-00	Trailer (5Y)
41348	Orchid Range (A() Matl's for new Electrical Service to	4/3/2009	15200-00	Ghse Systems-Primary 30
140172	House Electrical Hookup of Echos in L -	4/9/2009	15200-00	Ghse Systems-Primary 30
190269	Const. Permit # 620.7 Engineering Fees for 3rd Wood Boiler	4/9/2009	15600-00	Ghse Systems-Primary 30
300171	Battery F21 Programmed 10 ICON Portable Radios w/HD	4/9/2009	15400-00	Small Equipment (10Y)

* Fed - Cost/Basis have been REDACTED

41349	Orchid Range (A9) Concrete Labor for Electric Vault for	4/10/2009	15200-00	Concrete
41350	Orchid Range (A9) Concrete Labor for Electric Vault for	4/10/2009	15200-00	Concrete
300173	shading Modifications to L-House Panels for	4/17/2009	15400-00	Ghse- Energy Curtains 10
300175	Units Container Conveyors w/ 2pc Drive	4/23/2009	15400-00	Ghse Equip-Large 15
41352	Range (A9) Matl's for Electric Vault for Orchid	4/23/2009	15200-00	Ghse Systems-Primary 30
41353	System (Hookup Chiller, etc.) Electrical Labor for Orchid Cooling	4/23/2009	15200-00	Ghse Systems-Primary 30
140171	Vault Concrete for Storm Shelter & Electric	4/24/2009	15200-00	Concrete/Gravel
300186	Range Materials to Hookup Cooler for Orchid	4/24/2009	15400-00	Other Equip-Small 07
300177	Cooling Center Controls - Priva	4/29/2009	15400-00	Ghse Equip-Large 15
190270	for 3rd Wood Boiler Construction Permit Application Fee	4/30/2009	15600-00	Ghse Systems-Primary 30
300178	33 Rolling Ladders (Grainger)	4/30/2009	15400-00	Ghse Equip-Large 15
285399	Tank VOLVO Water Truck (Used) w/ Smith	5/1/2009	15600-00	Automobiles (5 Years)
41351	Range (A9) Concrete for Electric Vault for Orchid	5/1/2009	15200-00	Concrete
41354	System (Hookup Chiller, etc.) Electrical Matl's for Orchid Cooling	5/1/2009	15200-00	Ghse Systems-Primary 30
41356	Matl's for Orchid Prod. System	5/1/2009	15200-00	Ghse Systems-Primary 30
179090	Orchids Concrete Labor in Loading Docks by	5/8/2009	15300-00	Concrete
179091	Orchids Concrete Labor in Loading Docks by	5/8/2009	15300-00	Concrete
300179	224" long roller sections Orchid Staking Roller System, 7 -	5/8/2009	15400-00	Ghse Equip-Large 15
300180	Cups Pallet Sys. to hold Plastic Orchid	5/8/2009	15400-00	Ghse Equip-Large 15

300181	Asset # 300143 Freight for Gow LIghts (D 9-13) -	5/21/2009	15400-00	Growing
300182	Production Upgrade for Robot System in North	5/21/2009	15400-00	Other Equip-Small 07
41355	Service to Orchid Range (A() Machine Hire for new Electrical	5/21/2009	15200-00	Ghse Systems-Primary 30
300187	9-12 & C-Hs 11-12 New Braker for Lighting Panels D-Hs	5/22/2009	15400-00	Other Equip-Small 07
140173	Shading Prins Labor for Roll-Ups, Glass,	5/29/2009	15200-00	Ghse- Energy Curtains
179092	Orchids Concrete for Loading Docks by	5/29/2009	15300-00	Concrete
190243	PPC Industries 1 Filter System for Biomass System -	6/11/2009	15600-00	Greenhouses & Systems

* Fed - Cost/Basis have been REDACTED

300183	Equipment Installation of Orchid Range Potting	6/11/2009	15400-00	Ghse Equip-Large 15
163015	Offices Engineering Costs for Proposed New	6/15/2009	15300-00	Misc Bldg Impv 15
190271	Boilers with PPC Filters Duct work to connect 3 Vyncke	6/26/2009	15600-00	Ghse Systems-Primary 30
190272	Room - Priva System East, West, L-Range and Wood Boiler	6/26/2009	15600-00	Greenhouse & Systems
190273	L-Hs, Greenhs Ringline, etc. Matl's for East, West Boilr Rms, D-Hs,	6/26/2009	15600-00	Greenhouse & Systems
190274	Motor Cooling Fan Matl's incl. Valve Housing, Coil, Gear	6/26/2009	15600-00	Greenhouse & Systems
190275	2 Shafts for Gear Box	6/26/2009	15600-00	Greenhouse & Systems
190276	isolation valve jackets, Supplies: Pump insulation jacket, 2	6/26/2009	15600-00	Greenhouse & Systems
190277	buffer tank w/bypass on manifold Mat'l & Labor to connect heating sys	6/26/2009	15600-00	Greenhouse & Systems
190278	Orchid Range Cooling Plant, etc. Insulation Paint, Insulation cladding,	6/26/2009	15600-00	Greenhouse & Systems
190279	(Orchids) Labor to place & install air optimizers	6/26/2009	15600-00	Greenhouse & Systems
190280	Unit Heater for New Shop -Installed	6/26/2009	15600-00	HVAC
190281	shipped Nov, 2008-May 31, 2009 Shipping, Duty, Customs on Equip	6/26/2009	15600-00	Ghse Systems-Primary 30
190282	Rconnect Floor Heating in E - House	6/26/2009	15600-00	Greenhouse & Systems
258346	HP LJ P4015N Printer for A/R Office	7/2/2009	15700-00	Computer Hardware
258347	Office HP LJ M2727 Printer for Shipping	7/2/2009	15700-00	Computer Hardware
258348	Office HP LJ P4515N Printer for Steve's	7/2/2009	15700-00	Computer Hardware
41357	Houses Matl's for Rerouting Drains for Orchid	7/17/2009	15200-00	Ghse Systems-Primary 30
179093	Labor for work in Maintanence Shop	8/7/2009	15300-00	Misc Bldg Impv 15
300188	Water Treatment System	8/13/2009	15400-00	Ghse Equip-Large 15
190286	Bldg. Building Permit for Cover-All Hoop	8/21/2009	15600-00	Other Buildings 30

300172	Hardware for A9 Priva Computers Software &	8/21/2009	15400-00	Ghse Equip-Large 15
300190	Grow Lights for Orchid Range	8/21/2009	15400-00	Ghse Equip-Large 15
300189	Chiller Motor (Incl Ductwork) Install Exhaust Fan & Connect to	8/27/2009	15400-00	Other Equip-Small 07
300196	Cooler Electrical Materials for Priva Install -	9/4/2009	15400-00	Other Equip-Small 07
190285	w/Cover-All Concrete for Wood Chip Storage Lot	9/11/2009	15600-00	Concrete
190297	thru 14 Supply & Install top heat in Zones 10	9/14/2009	15600-00	Ghse Systems-Primary 30

* Fed - Cost/Basis have been REDACTED

190298	Jacketing for PVC Cooling Sys piping Supply & Install Insulation and	9/14/2009	15600-00	Ghse Systems-Primary 30
190299	Heat Corridor Heat, A+C East End Bench Supply & Install heat exchangr, E/D	9/14/2009	15600-00	Ghse Systems-Primary 30
190300	Vyncke Boiler Supply & Install crane on top of	9/14/2009	15600-00	Ghse Systems-Primary 30
190301	Vyncke Boiler Supply & Install crane on top of	9/14/2009	15600-00	Ghse Systems-Primary 30
41358	Heating Sys. for Orchid Range Labor for Insulation of Cooling and	9/14/2009	15200-00	Ghse Systems-Primary 30
300176	Climate Optimizers - Priva	9/18/2009	15400-00	Ghse Equip-Large 15
190287	Lot w/Cover-All Concrete Mat'l for Wood Chip Storage	9/24/2009	15600-00	Concrete
300193	for Climate Control Syst. 3 - One Time LIcences for Controllers	9/24/2009	15400-00	Other Equip-Small 07
300194	System for A9 New Install. Electrical Labor Heatg/Coolg Priva	9/24/2009	15400-00	Other Equip-Small 07
300191	(All Control Controls for Echo System & Irrigation	9/25/2009	15400-00	Ghse Systems-Secnd 15
300195	8, B5-8 Electronics for New Irrigation Syst. A5-	9/25/2009	15400-00	Other Equip-Small 07
300198	Materials for A-9 Fogging System	10/1/2009	15400-00	Ghse Equip-Large 15
300197	GroLights, Priva - Installations Electrical Materials for Generator,	10/9/2009	15400-00	Ghse Equip-Large 15
300192	Syst.) 22 - 40" Echo System (Cherry Creek	10/16/2009	15400-00	Ghse Systems-Secnd 15
258352	5 - HP LE2201W 22" LCD	10/22/2009	15700-00	Computer Hardware
300199	Sys. Orchid Range 3 Vertical Water Tanks for Fertilizer	10/28/2009	15400-00	Small Equipment (10Y)
300200	Orchids, etc.) 1325 Gallon Dipping Tank (for Lillies,	10/28/2009	15400-00	Small Equipment (10Y)
300201	Wood Boiler Electrical Labor to Hook up L Hs and	10/29/2009	15400-00	Heavy Equipment (15 Years)
190284	Storage(Hoop Building) Cover-All for Wood Chip	11/5/2009	15600-00	Other Buildings 30

190291	Boiler (Wood Chip Rm) Plumbing for Hydraulic Sys. for 3rd	11/5/2009	15600-00	Ghse Systems-Primary 30
190292	Expand Walls in Boiler Room (Coble)	11/13/2009	15600-00	Misc Bldg Impv 15
300203	Injection Sys for Orchids 3 Centrifugal Pumps for Fertilizer	11/13/2009	15400-00	Pumps (5Y)
300206	GroLights, Priva - Installations Electrical Materials for Generator,	11/18/2009	15400-00	Generator
300205	Water Pressure System	11/20/2009	15400-00	Other Equip-Small 07
300202	Lighting & Irrigation Electrical Labor to Hook Orchid	11/26/2009	15400-00	Ghse Equip-Large 15

* Fed - Cost/Basis have been REDACTED

300204	Treatment) Materials for Copper Ionization (Water	11/26/2009	15400-00	Other Equip-Small 07
190293	Installation Cranes for Wood Chip Boiler	12/3/2009	15600-00	Ghse Systems-Primary 30
285400	2003 IQ Club Car w/ Rear seat kit	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285401	2003 IQ Club Car w/ Box Kit	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285402	2003 IQ Club Car w/ Box kit	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285403	2003 IQ Club Car w/ Rear seat kit	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285404	2003 IQ Club Car w/ Box Kit	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285405	w/Rear Seat & Speed Code 2010 Club Car IQ Professional	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285406	2003 Club Car IQ w/ Box Kit	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285407	2003 Club Car IQ w/ Rear seat kit	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285408	2003 Club Car IQ w/ Rear seat kit	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285409	2003 Club CarIQ w/ Rear seat kit	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285410	Code 2003 Club Car IQ w/ Box Kit & Speed	12/3/2009	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
190288	EPA Issues Engineering Fees Project # 620.8 - IL	12/10/2009	15600-00	Ghse Systems-Primary 30
300208	(Orchid Range) Electrical Labor for Lighting in A13-14	12/10/2009	15400-00	Other Equip-Small 07
190302	Labor for Insulating Cooling & Heating	12/11/2009	15600-00	Ghse Systems-Primary 30
190303	reservoir, etc. Pack to 3 zone Pack, 200 gal. Upgrade 2 Zone Hydraulic Power	12/11/2009	15600-00	Ghse Systems-Primary 30
300215	8 Door Fab UltraLife 8-Ow 9-3h for A/B-	12/17/2009	15400-00	Doors
300216	11/12 Door Fab UltraLife 10-Ow 10-0h for E	12/17/2009	15400-00	Doors
190294	Chip Boiler Electrical Materials to Hook-Up Wood	12/18/2009	15600-00	Ghse Systems-Primary 30
190295	Boiler Installation Skyjack Scissor Lift Rental for Wood	12/18/2009	15600-00	Ghse Systems-Primary 30
227436	area outside. Concrete Pad by L-House for Growing	12/18/2009	15010-00	Concrete
190290	3rd Wood Chip Incinerator (Boiler)	12/20/2009	15600-00	Ghse Systems-Primary 30

300209	Communications) 4 Portable Radios (Starved Rock	12/22/2009	15400-00	Small Equipment (10Y)
300207	Treatmt GroLights, Priva, Irrigation, Water Electrical Materials for Generator,	12/23/2009	15400-00	Generator
300210	Bales Bale Shaver for shaving Orchid Bark	12/23/2009	15400-00	Ghse Equip-Large 15
300211	Range A13-14 Materials for Irrigation Syst. for Orchid	12/23/2009	15400-00	Other Equip-Small 07
110137	Area Conversion from B9-12 to D9-12 Concrete Labor for Finished Product	12/29/2009	15200-00	Concrete

* Fed - Cost/Basis have been REDACTED

300212	Orchid Range 4 Expansion Tanks for Irrigation in	12/29/2009	15400-00	Small Equipment (10Y)
140174	for Heating & Echos in L3-4 Supply & Install Gatorshield Tubing	12/31/2009	15200-00	Ghse Systems-Primary 30
190296	Chip Boiler Electrical Labor to Hook-Up Wood	12/31/2009	15600-00	Ghse Systems-Primary 30
300214	Orchids Flier Robot and System Adaptions for	12/31/2009	15400-00	Ghse Equip-Large 15
110140	Finished Product Area (D9-12) Materials for Concrete Work for	1/15/2010	15200-00	Concrete
300218	Rotofilter - RFM 4872	1/15/2010	15400-00	Ghse Equip-Large 15
110143	Product Area (D9-12) Rebar for Concrete for Finished	1/21/2010	15200-00	Concrete
190305	Electrical Hookup for 3rd Wood Boiler	1/28/2010	15600-00	Ghse Systems-Primary 30
227444	Earth Moving for L5-6 Construction	1/28/2010	15010-00	Land Improvements
300219	Machine to repair rubber-vulcanizer	1/28/2010	15400-00	Other Equip-Small 07
227441	Rebar for Storm Tunnel Foundation	1/29/2010	15010-00	Building Improvements
227442	Earth - Prep for L5-6 Rental of Dump Trucks for Moving	1/29/2010	15010-00	Land Improvements 30
190310	3rd Boiler Legal Fees for USDA Guar. Loan for	1/31/2010	15600-00	Ghse Systems-Primary 30
190311	Trucking for 3rd Boiler to MAG	2/4/2010	15600-00	Ghse Systems-Primary 30
227440	Design and Detail Tornado Tunnel Engineering for	2/4/2010	15010-00	Building Improvements
300220	Lighting for A-9 (Orchid Range)	2/4/2010	15400-00	Ghse Equip-Large 15
190308	Firing up of 3rd Wood Boiler	2/5/2010	15600-00	Ghse Systems-Primary 30
190309	ESP Hookup Electrical Materials for 3rd Boiler &	2/5/2010	15600-00	Ghse Systems-Primary 30
300221	Lighting for A-9	2/5/2010	15400-00	Other Equip-Small 07
110142	Area (D9-12) Concrete Labor for Finished Product	2/12/2010	15200-00	Concrete
179094	New Drain in Newer Shop	2/12/2010	15300-00	Misc Bldg Impv 15
190306	Carpentry Labor for Boiler Room	2/12/2010	15600-00	Ghse Systems-Primary 30
110138	Area (D11-12) Concrete Work for Finished Product	2/18/2010	15200-00	Concrete

140175	Construction) Labor for L-House (Brian Davis	2/18/2010	15200-00	Ghse Systems-Primary 30
110139	Area (D 9-12) Concrete Labor for Finished Product	2/19/2010	15200-00	Concrete
140176	Labor in L-House	2/19/2010	15200-00	Ghse Systems-Primary 30
190307	Skyjack (Scissor Lift) Rental	2/19/2010	15600-00	Ghse Systems-Primary 30
285414	Charger Toyota Forklift w/2Batteries and	2/25/2010	15600-00	Forklift/Tugger/Scissorlift (10Y)
110141	(D 9-12) Concrete for Finished Product Area	2/26/2010	15200-00	Concrete
300222	Controlling 3 Echoes each) 30 Echo Controlers (10 Panels	2/26/2010	15400-00	Ghse Systems-Secnd 15

* Fed - Cost/Basis have been REDACTED

190312	Thermo Energy 3rd Boiler Installation (Labor) -	3/4/2010	15600-00	Ghse Systems-Primary 30
300223	Station Transducers for Orchid Pumping	3/4/2010	15400-00	Pumps (5Y)
300233	Pumping Station Mat'ls to Supply Service for Orchid	3/5/2010	15400-00	Other Equip-Small 07
300234	Orchid Range Braker for New Fertilizer Machine in	3/5/2010	15400-00	Other Equip-Small 07
300224	Area Conveyor Rebuild for New Shipping	3/11/2010	15400-00	Ghse Equip-Large 15
300225	Model SJIII3219 2002 Skyjack Electric Scissosrlift -	3/11/2010	15400-00	Lifts
300226	Model SJIII3219 2002 Skyjack Electric Scissosrlift -	3/11/2010	15400-00	Lifts
300227	Model SJIII3219 2002 Skyjack Electric Scissosrlift -	3/11/2010	15400-00	Lifts
300228	2002 Skyjack Electric Scissosrlift	3/11/2010	15400-00	Lifts
300229	2002 Skyjack Electric Scissosrlift	3/11/2010	15400-00	Lifts
300230	Model JLG1932E2 2003 Skyjack Electric Scissosrlift -	3/11/2010	15400-00	Lifts
300231	(Model JLG1932E2) 2002 Skyjack Electric Scissosrlift	3/11/2010	15400-00	Lifts
190313	Pack Labor to start up new Hydraulic Power	3/12/2010	15600-00	Ghse Systems-Primary 30
300232	Pump System for Orchid Lake	3/12/2010	15400-00	Ghse Equip-Large 15
300237	Skyjack Rental for Echos in L-House	3/19/2010	15400-00	Ghse Systems-Secnd 15
274749	People Hauler - Special Base Vehicle	3/25/2010	15500-00	Electric Cart/Golf Cart/Scooter (7Y)
274750	People Hauler - Special Base Vehicle	3/25/2010	15500-00	Electric Cart/Golf Cart/Scooter (7Y)
300235	12) New shipping Belts for D-Range (9-	3/25/2010	15400-00	Other Equip-Small 07
300236	Installe lamp group software, Tank Measmt. - HID & photoperiodical Controls, HID	3/26/2010	15400-00	Other Equip-Small 07
190304	each Boiler 3 Flow Meters for Wood Boilers - 1 for	3/29/2010	15600-00	Heavy Equipment (15 Years)

300238	for New Shipping Area Electrical Panels, Wire, Conduit, etc.	4/1/2010	15400-00	Ghse Equip-Large 15
300239	Lifts Charging Stations for Electric Fork	4/1/2010	15400-00	Small Equipment (10Y)
300240	Electrical Mat'ls forEchos in L3 & L4	4/1/2010	15400-00	Ghse Systems-Secnd 15
300241	3 Hot Water/Steam Unit Heaters	4/2/2010	15400-00	Other Equip-Small 07
300242	Pumping Station for Orchids	4/2/2010	15400-00	Other Equip-Small 07
190314	Installation of 5 Unit Heaters	4/8/2010	15600-00	HVAC
300244	Cleaning Filter) Filtomat Filter for Orchid Range (Self	4/8/2010	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

300246	Boards etc (Priva) Freight for Priva - Sensors, Panels,	4/9/2010	15400-00	Other Equip-Small 07
300247	in New Shipping Hs Controllers for Shipping Belt System	4/9/2010	15400-00	Other Equip-Small 07
227443	East Truck Lot Earth Moving for Fire Truck Ramp &	4/15/2010	15010-00	Land Improvements 30
300243	Range Additional Water Line for Orchid	4/16/2010	15400-00	Other Equip-Small 07
300248	12) New Belts for Shipping House (D 9-	4/22/2010	15400-00	Ghse Equip-Large 15
300251	8 Wd. Boiler Rm, Shipping Equip. in D5- Electical Labor Echos, Flow Meter in	4/22/2010	15400-00	Heavy Equipment (15 Years)
300245	Orchids Pumps for new Pumping Sys. for	4/23/2010	15400-00	Pumps (5Y)
300250	Finger w/Star Assembly 4 Urbinati Wireless Fingers - complete	4/30/2010	15400-00	Other Equip-Small 07
300252	etc. Priva Materials - Sensors, Module,	5/7/2010	15400-00	Other Equip-Small 07
243311	IP Office 500 Phone System	5/13/2010	15700-00	Small Equipment (10Y)
258353	in Shipping Area HP P4515TN Laser Printer for BOL's	5/13/2010	15700-00	Computer Hardware
300253	Siren for Tornado/Fire	5/20/2010	15400-00	Other Equip-Small 07
300254	96" Basket for Skytrak 6036	5/27/2010	15400-00	Other Equip-Small 07
300255	Lake Pump for L-House	6/3/2010	15400-00	Pumps (5Y)
300257	2 Plant Bench Stackers	6/9/2010	15400-00	Ghse Equip-Large 15
190315	Valves, Pipes in Cooling Plant Insulate & Cover all Exposed Pumps,	6/17/2010	15600-00	Greenhouse & Systems
300258	Lg. Plant Cart (Wagon) for Production	7/15/2010	15400-00	Other Equip-Small 07
300259	10 - Walk Boom System ( 36.5 x 860.)	7/16/2010	15400-00	Booms
190326	Water Tank Site Geotechnical Borings for Proposed	7/22/2010	15600-00	Misc Bldg Impv 15
227445	Underground Electric - East Side	7/22/2010	15010-00	Building Improvements
70019	Houses B 9-12 Demolition of Cravo & Delsem	7/22/2010	15200-00	Greenhouses 30

190325	Tank Placement Engineering Fees for 2nd Hot Water	7/29/2010	15600-00	Misc Bldg Impv 15
190316	Concrete Labor for Esp Room	8/5/2010	15600-00	Concrete
190317	Concrete Labor for Esp Room	8/6/2010	15600-00	Concrete
300273	Sys. in Orchid Range Ball Valve for new fertilizer injection	8/6/2010	15400-00	Other Equip-Small 07
227448	Earth Moving for L5-6 Construction	8/12/2010	15010-00	Land Improvements 30
300261	D from B 9-12 Reroute Main Electical Supply to C &	8/12/2010	15400-00	Other Equip-Small 07
140179	Echos for L-Hs 3-4	8/13/2010	15200-00	Ghse Systems-Primary 30

* Fed - Cost/Basis have been REDACTED

70023	(Orchid Range) Concrete Labor for B - Hs 9-12	8/13/2010	15200-00	Computer Hardware
190318	Concrete for Esp Room	8/20/2010	15600-00	Computer Hardware
190319	Building over Esp's	8/20/2010	15600-00	Misc Bldg Impv 15
70020	& Delsem Houses B 9-12 Skytrac Rental for Demolition of Cravo	8/20/2010	15200-00	Greenhouse & Systems (30 Years)
70021	Range Building Permit for B 9-12 Orchid	8/26/2010	15200-00	Greenhouses 30
70024	(Orchid Range) Concrete Labor for B - Hs 9-12	8/26/2010	15200-00	Concrete
70025	(Orchid Range) Concrete Labor for B - Hs 9-12	8/26/2010	15200-00	Concrete
227434	of existing) Greenhouse Construction (East Side Earth Moving to prepare for new	9/1/2010	15010-00	Land Improvements 30
227435	Greenhouse Constr Moving in Preparation of New Rental of 2 Dump Trucks for Earth	9/1/2010	15010-00	Land Improvements 30
227437	Greenhouse Proposed Bridge on East Side of Geotechnical Borings on site of	9/1/2010	15010-00	Land Improvements
227438	Construction Preparation of New Greenhouse Earthmoveing to fill Ravine in	9/1/2010	15010-00	Land Improvements 30
227439	House) Drainage Pipe for new Lake (out by L	9/1/2010	15010-00	Land Improvements 30
300272	and Seeding (from B9-12) Rerouting Power for C & D Houses	9/2/2010	15400-00	Production
300264	Range Priva Computers for B9-B12 Orchid	9/3/2010	15400-00	Ghse Equip-Large 15
285416	2008 Club Car w/ access. LVW's	9/9/2010	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
300265	12 & C1& 2 Shade Cloth & Components for A9 -	9/23/2010	15400-00	Ghse- Energy Curtains 10
300266	Boiler Room Retubed Boilers - #1 &#2 in West	9/23/2010	15400-00	Heavy Equipment (15 Years)

110144	(Yellow) Concrete Labor for Bumper Posts	9/30/2010	15200-00	Concrete
70022	(Orchid Range) Concrete Labor for B - Hs 9-12	10/1/2010	15200-00	Concrete
70026	Range) Concrete for B - Hs 9-12 (Orchid	10/1/2010	15200-00	Concrete
190320	Elec. Matl's for Lights for ESP Room	10/7/2010	15600-00	Misc Bldg Impv 15
300267	connections w/ 1000 L Solution Tank, Lid & Irrigation - Nutrient Mixing Pump Set	10/7/2010	15400-00	Pumps (5Y)
110145	Concrete for Bumper Posts (Yellow)	10/8/2010	15200-00	Concrete
300268	Tank Chlorine Injection System for B-Hs	10/14/2010	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

190321	EPA Issues Engineering Fees Project # 620.8 - IL	10/21/2010	15600-00	License/Fees/Admin
190327	Labor for Insulating Cooling & Heating	10/21/2010	15600-00	Greenhouse & Systems
300269	H2O for Fire Dept Pu Undergroun Fuel Storage Tanks to Soil Assessment to Convert	10/21/2010	15400-00	Small Equipment (10Y)
300271	Light Panels for Orchid Range	10/21/2010	15400-00	Other Equip-Small 07
190329	Acre Heating System for L5-6 & B9-12 B 9-12 (Orchid Range) Portion of 11	10/26/2010	15600-00	Greenhouse & Systems
300270	by Lake Concrete Labor for New Pump House	10/28/2010	15400-00	Ghse Equip-Small 10
130195	Production Area (E-Hs) Matl's for Heating in North 2	11/4/2010	15200-00	Ghse Systems-Primary 30
130196	Production Area (E-Hs) Matl's for Heating in North 2	11/4/2010	15200-00	Ghse Systems-Primary 30
227446	New Shop Concrete Labor for Parking Lot for	11/4/2010	15010-00	Concrete
300304	Matl's for Chlorine Project	11/4/2010	15400-00	Other Equip-Small 07
41360	Lighting Matl's for A Hs Orchid Range	11/4/2010	15200-00	Ghse Systems-Secnd 15
300275	1952 LIght Fixtures for Orchid Range	11/9/2010	15400-00	Ghse Equip-Small
130197	Production Area (E-Hs) Matl's for Heating in North 2	11/12/2010	15200-00	Ghse Systems-Primary 30
163016	Roofing over Offices	11/12/2010	15300-00	Misc Bldg Impv 15
190328	reservoir, etc. Pack to 3 zone Pack, 200 gal. Upgrade 2 Zone Hydraulic Power	11/12/2010	15600-00	Greenhouse & Systems
300308	200 AMP Supply for Orchid Pump Hs	11/12/2010	15400-00	Other Equip-Small 07
300276	Panels for lighting in B9-11 & A10-12	11/13/2010	15400-00	Other Equip-Small 07
300277	Fire Hydrant	11/13/2010	15400-00	Other Equip-Small 07
190323	System Matl's for ESP's Room & L-Hs Heat	11/15/2010	15600-00	Greenhouse & Systems
300278	30 Lights for South Production	11/18/2010	15400-00	Other Equip-Small 07
300274	Orchid Range PVC for Water Lines in B9-12 new	11/19/2010	15400-00	Other Equip-Small 07

300279	that deoes Orchid Vase Cupping Installation(programming)on Robot	11/19/2010	15400-00	Other Equip-Small 07
300280	Cabinet Saw 52" Fence	11/19/2010	15400-00	Other Equip-Small 07
350046	Door for North Docks 2 -10 X 10 Raynor ThermaSeal Steel	11/24/2010	15300-00	Doors
163017	Office Expansion Architectual Work for Proposed New	11/30/2010	15300-00	Misc Bldg Impv 15
163022	New Conference Room Installation	12/9/2010	15300-00	Misc Bldg Impv 15

* Fed - Cost/Basis have been REDACTED

285418	Forklift w 80" skidsteer bucket 2003 Skytrak 6036C Telehandler	12/9/2010	15600-00	Forklift/Tugger/Scissorlift (10Y)
300281	B7 Tank Dosing Pump for Ph H2O treatment f/	12/9/2010	15400-00	Pumps (5Y)
190324	Hot Water) 8 Burnam Boilers ( Convert Steam to	12/10/2010	15600-00	Greenhouse & Systems
300312	Concrete for Pump Hs - Orchid Range	12/10/2010	15400-00	Other Equip-Small 07
300313	Matl's for Pump Hs - Orchid Range	12/10/2010	15400-00	Other Equip-Small 07
163018	Cafeteria Matl's for Conference Room over	12/16/2010	15300-00	Misc Bldg Impv 15
163019	Cafeteria Labor for Conference Room over	12/17/2010	15300-00	Misc Bldg Impv 15
227447	Shop Concrete for Parking Lot for New	12/17/2010	15010-00	Concrete
190322	Emissions Test for EPA for Licensing	12/20/2010	15600-00	License/Fees/Admin
285420	(Used) 2007 New Holland D95 LGP Dozer	12/20/2010	15600-00	Heavy Equipment (15 Years)
300305	Range Elect. Matl's for Pump Hs for Orchid	12/20/2010	15400-00	Other Equip-Small 07
70027	(Orchid Range) Greenhouse Structure - B 9-12	12/20/2010	15200-00	Greenhouses 30
70029	Roll Up Walls - B 9-12 (Orchid Range)	12/20/2010	15200-00	Ghse Systems-Primary 30
70031	(Orchid Range) Elect. Matl's for Lighting in B 9-12	12/20/2010	15200-00	Ghse Systems-Primary 30
70032	(Orchid Range) Elect. Labor for Lighting in B 9-12	12/20/2010	15200-00	Ghse Systems-Primary 30
70033	12 (Orchid Range) Elect. Matl's for Lighting Sys. in B 9-	12/20/2010	15200-00	Ghse Systems-Primary 30
70034	Matl's for B 9-12 (Orchid Range)	12/20/2010	15200-00	Ghse Systems-Primary 30
70035	Range) Matl's for Water Lines B 9-12 (Orchid	12/20/2010	15200-00	Ghse Systems-Primary 30
70036	Range) Matl's for Water Lines B 9-12 (Orchid	12/20/2010	15200-00	Ghse Systems-Primary 30

163020	Cafeteria Matl's for Conference Room over	12/21/2010	15300-00	Misc Bldg Impv 15
300294	Pump Overhaul for North Lake Pump	12/21/2010	15400-00	Pumps (5Y)
163021	over Cafeteria Door handles for Conference Room	12/22/2010	15300-00	Doors
300283	Fabricate 5 Idle Roller Drivers Modifications on Orchid Planter &	12/22/2010	15400-00	Other Equip-Small 07
300297	Room Matl's for Compressor in East Boiler	12/22/2010	15400-00	Heavy Equipment (15 Years)
300301	12 Elect. Matl's for Irrigation Booms B9-	12/22/2010	15400-00	Booms

* Fed - Cost/Basis have been REDACTED

300262	Expansion Ultra Cool System for B9-B12 Orchid	12/29/2010	15400-00	Ghse Equip-Large 15
300263	Hs) motors on fans in Orchid Range (A- Aqua Drive - to control speed of	12/29/2010	15400-00	Other Equip-Small 07
300284	36 Rolling Ladders w/ Handrails	12/29/2010	15400-00	Ghse Equip-Large 15
300285	Range B9-12 Parts for Irrigation System for Orchid	12/29/2010	15400-00	Other Equip-Small 07
300286	Wireless Controllers for B9-12 & L5-6	12/29/2010	15400-00	Other Equip-Small 07
285419	Fork Lift Attachment Slip Sheet	12/30/2010	15600-00	Forklift/Tugger/Scissorlift (10Y)
300260	(120" x 64")w/3 alum. remov shelves 6 Custom Steel Tracking Wagons	12/30/2010	15400-00	Ghse Equip-Large 15
300289	Orchid Irrigation System Parts	12/30/2010	15400-00	Other Equip-Small 07
300291	12 Windows & Curtains Potentiometers for Gear Motors for B9-	12/30/2010	15400-00	Other Equip-Small 07
300292	Heating Controls	12/30/2010	15400-00	Other Equip-Small 07
300293	System - Local Interface Upgrade for Climate Control	12/30/2010	15400-00	Other Equip-Small 07
300298	Elect. Matl's for Gro-Lights in A9-12	12/30/2010	15400-00	Ghse Equip-Large 15
300299	Elect. Matl's for Gro-Lights in B9-12	12/30/2010	15400-00	Ghse Equip-Large 15
300300	Installations Elect. Matl's for L-Hs & A-Hs	12/30/2010	15400-00	Ghse Equip-Large 15
300303	Installations Elect. Matl's Orchid Range B9-12	12/30/2010	15400-00	Ghse Equip-Large 15
41359	power from B Hs) A-Hs Disconnects ( for separate	12/30/2010	15200-00	Greenhouses & Systems
70037	(Orchid Range) Scissor Lift Rentals for B 9-12	12/30/2010	15200-00	Greenhouse & Systems (30 Years)
300290	Hs Orchid Range & Pumping Station in L- Touchscreens for Irrigation System -	12/31/2010	15400-00	Computer Hardware
300295	Pump - Self Priming for North Lake	12/31/2010	15400-00	Pumps (5Y)

300296	450' Reel Air/Wtr Hose for Orchid Range 1",	12/31/2010	15400-00	Other Equip-Small 07
300302	Lighting Panels for Orchid Range	12/31/2010	15400-00	Growing
300306	Elect. Matl's for L-Hs 5-6	12/31/2010	15400-00	Other Equip-Small 07
300314	12 & L5-6 Wireless for Irrigation System in B9-	12/31/2010	15400-00	Other Equip-Small 07
190331	Labor - Brian Davis	1/20/2011	15600-00	Greenhouse & Systems
300322	Scissor Lift Rental for installing Lights.	1/26/2011	15400-00	Greenhouse & Systems (30 Years)
227449	Earth Moving for L5-6 Construction	1/27/2011	15010-00	Land Improvements 30
70038	Labor for B 9-12 (Brian Davis)	1/27/2011	15200-00	Ghse Systems-Primary 30
300316	Range Mat'ls fro New Pump Hs for Orchid	1/28/2011	15400-00	Pumps (5Y)
70039	Labor for Construction B 9-12	1/31/2011	15200-00	Greenhouses 30
70028	Range) Interior Curtains - B 9-12 (Orchid	2/1/2011	15200-00	Ghse- Energy Curtains
* Fed - Cost/Basis have been REDACTED

140203	L 5-6, Mat'ls & Parts	2/10/2011	15200-00	Ghse Systems-Primary 30
163026	Paint for New Conference Room	2/10/2011	15300-00	Misc Bldg Impv 15
163028	Remodel Sales Offices	2/11/2011	15300-00	Misc Bldg Impv 15
300319	PVC for Drip Line System in B 9-11	2/11/2011	15400-00	Other Equip-Small 07
70040	Orchids (B 9-12) Mat'l for water filter/Irrigation for	2/11/2011	15200-00	Greenhouse & Systems
300310	Matl's for Copper Ionization Machine	2/15/2011	15400-00	Other Equip-Small 07
163024	Stairway and Landings Carpeting for New Conference Room,	2/17/2011	15300-00	Building Improvements
163029	Sales Offices Sprayed Foam Insulation in Ceiling of	2/17/2011	15300-00	Misc Bldg Impv 15
300318	Tower Boom System for L 5&6	2/18/2011	15400-00	Ghse Systems-Secnd 15
140177	Prep. L-5 Machine Hire for Construction	3/1/2011	15200-00	Greenhouses 30
140178	Water Tubing for L 5-6 Floor Heating	3/1/2011	15200-00	Ghse Systems-Primary 30
140180	L5-6 Underground Drainage	3/1/2011	15200-00	Ghse Systems-Primary 30
140181	L5-6 - Rental of T320 Track Loader	3/1/2011	15200-00	Greenhouses 30
140182	L5-6 - Drainage Materials	3/1/2011	15200-00	Greenhouses 30
140183	L5-6 - Service Panels for Electrical	3/1/2011	15200-00	Ghse Systems-Primary 30
140184	(Gravel & Sand) L5-6 -Heavy Equipment Rental & Fill	3/1/2011	15200-00	Greenhouses 30
140185	Concrete L5-6 - Rebar, Polyfilm & Supplies for	3/1/2011	15200-00	Greenhouses 30
140186	L5-6 - Concrete	3/1/2011	15200-00	Greenhouses 30
140187	L5-6 - Concrete Conveyor Work	3/1/2011	15200-00	Greenhouses 30
140188	L5-6 - Concrete Labor	3/1/2011	15200-00	Greenhouses 30
140189	L5-6 - Concrete Labor	3/1/2011	15200-00	Greenhouses 30
140190	L5-6 - Concrete Labor	3/1/2011	15200-00	Greenhouses 30
140191	L5-6 - Concrete Labor	3/1/2011	15200-00	Greenhouses 30
140192	L5-6 - Concrete Labor	3/1/2011	15200-00	Greenhouses 30
140193	L5-6 - Drainage Materials	3/1/2011	15200-00	Greenhouses 30

140194	L5-6 - Roof Drainage Materials	3/1/2011	15200-00	Greenhouses 30
140195	L5-6 - Heating System Materials	3/1/2011	15200-00	Ghse Systems-Primary 30
140196	L5-6 - Structure (Incl. Glass)	3/1/2011	15200-00	Greenhouses 30
140197	Greenhouse L5-6 - Labor for Construction of	3/1/2011	15200-00	Greenhouses 30
140209	L 5-6 Curtains incl. Labor to Install	3/1/2011	15200-00	Ghse- Energy Curtains
140210	L 5-6 Roll-up Wall Cloth & Motors	3/1/2011	15200-00	Greenhouses 30
70030	Range) Exterior Curtains - B 9-12 (Orchid	3/1/2011	15200-00	Ghse- Energy Curtains
163025	Room Furnace & A/C for New Conference	3/3/2011	15300-00	HVAC
163027	12 Lights for New Conference Room	3/3/2011	15300-00	Misc Bldg Impv 15
243313	Lumen w/ vukunet cms NP2200 XGA LCD Projector - 4200	3/3/2011	15700-00	Office Equipment
300309	Copper Ionization Machine	3/3/2011	15400-00	Ghse Equip-Large 15
300311	Priva Integro for L Range	3/3/2011	15400-00	Ghse Equip-Large 15
300323	Frght) Air Compressor - Ingersol Rand (Incl	3/3/2011	15400-00	Landscape/Utility/Farm Equipment

* Fed - Cost/Basis have been REDACTED

140202	L 5-6 - Mat'l for Priva Installation	3/4/2011	15200-00	Ghse Systems-Primary 30
300329	Concrete Forms	3/4/2011	15400-00	Concrete
22025	Tank (B Hs) Concrete work for Pit for Ionization	3/10/2011	15200-00	Concrete
285421	Electric W/ Seat 2006 Presidents Club Cars - 48 Volt	3/10/2011	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285422	Electric W/ Seat 2006 Presidents Club Cars - 48 Volt	3/10/2011	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285423	Electric W/ Seat 2006 Presidents Club Cars - 48 Volt	3/10/2011	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285424	Electric W/Box 2006 Presidents Club Cars - 48 Volt	3/10/2011	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285425	Electric W/ Box 2006 Presidents Club Cars - 48 Volt	3/10/2011	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285426	Electric W/ Box 2006 Presidents Club Cars - 48 Volt	3/10/2011	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
350047	Installation 2 Kelley DSH Model Dock Seals plus	3/17/2011	15300-00	Small Equipment (10Y)
163023	Room over Cafeteria Construction of New Conference	3/18/2011	15300-00	Misc Bldg Impv 15
300327	Priva Computer Fan	3/18/2011	15400-00	Ghse Equip-Large 15
300328	17 micron screen Rotofilter RFM 3254, 500gpm design,	3/18/2011	15400-00	Ghse Equip-Large 15
190330	System for L5-6 & B9-12 L 5-6 Portion of 11 Acre Heating	3/23/2011	15600-00	Greenhouse & Systems
190332	Frequency Drive	3/23/2011	15600-00	Pumps (5Y)
190333	ID Fan Motor on Boiler #1	3/23/2011	15600-00	Heavy Equipment (15 Years)
190334	Plant Mount brackets for Filters in Cooling	3/23/2011	15600-00	Greenhouses & Systems
190335	Panel Changes for L-Range	3/23/2011	15600-00	Greenhouse & Systems

190336	Acre Heating System for L5-6 & B9-12 B 9-12 (Orchid Range) Portion of 11	3/23/2011	15600-00	Greenhouse & Systems
190337	Boiler Manifold, Connect. Hot Watr Tk to L Labor & Mat'ls to install Ringline w/	3/23/2011	15600-00	Greenhouse & Systems
190338	Cladding new Ringline & Manifold Labor & Mat'ls for Insulation and	3/23/2011	15600-00	Greenhouse & Systems
300320	Injector for Booms in L 5-6	3/24/2011	15400-00	Pumps (5Y)
300330	Install Controll on Burnham Boilers	3/24/2011	15400-00	Heavy Equipment (15 Years)
300332	Orchid Range Electrical Mat'ls for New Lighting in	3/24/2011	15400-00	Ghse Equip-Large 15
140198	Waterlines L 5-6 - PVC for Roof Drainage and	3/25/2011	15200-00	Ghse Systems-Primary 30
300317	Destacker, xtra potting Ring, etc. Potting Machine w/Hopper, Pot	3/25/2011	15400-00	Ghse Equip-Large 15
140199	L 5-6 - Mat'l for Booms	3/31/2011	15200-00	Booms
140200	L 5-6 - Electrical Labor	3/31/2011	15200-00	Ghse Systems-Primary 30

* Fed - Cost/Basis have been REDACTED

140201	installation L 5-6 - Electrical Mat'ls for Priva, etc.	3/31/2011	15200-00	Ghse Systems-Primary 30
300321	Station for L-Hs Ph & Chlorine Control for Pumping	3/31/2011	15400-00	Ghse Equip-Large 15
300331	Brackets, Delta) Lighting in A 10-11 (Reflectors &	3/31/2011	15400-00	Ghse Equip-Large 15
41361	Mat'l for Irrigation Panel for A 10-14	3/31/2011	15200-00	Ghse Systems-Secnd 15
41362	System A 10-14 Electrical Mat'ls for New Irrigation	3/31/2011	15200-00	Greenhouses & Systems
70041	(B 9-12) Mat'ls for Irrigation for Orchid Range	3/31/2011	15200-00	Greenhouse & Systems
140207	L 5-6 Electrical Labor	4/7/2011	15200-00	Ghse Systems-Primary 30
243314	Back High Black Split Leather w/ Mesh 54 Chairs for Conference Room -	4/7/2011	15700-00	Office Equipment
243315	Room 10 Round Tables for Conference	4/7/2011	15700-00	Office Equipment
300337	Wireless Mat'ls for L 5-6	4/7/2011	15400-00	Other Equip-Small 07
140206	L 5-6 PVC, etc. for Booms	4/8/2011	15200-00	Booms
70042	Concrete Knee Wall in B 12	4/8/2011	15200-00	Concrete
190339	for Boilers Engineering Costs for EPA Permits	4/14/2011	15600-00	Heavy Equipment (15 Years)
227450	PVC for East Lake Waterline	4/15/2011	15010-00	Ghse Systems-Secnd 15
227451	Mat'ls for West Pond	4/15/2011	15010-00	Ghse Systems-Secnd 15
227452	Mat'ls for Center Lake Water Intake	4/15/2011	15010-00	Ghse Systems-Secnd 15
300342	Orchid Filter Mat'ls	4/15/2011	15400-00	Other Equip-Small 07
140205	L 5-6 Mat'l for Booms	4/21/2011	15200-00	Booms
140208	L 5-6 Electrical Mat'ls	4/21/2011	15200-00	Ghse Systems-Primary 30
300345	Air Cleaner for Table Repair	4/21/2011	15400-00	Growing

300349	Drippers for Hanging Basket Line	4/21/2011	15400-00	Other Equip-Small 07
300346	Ducting for New Compressor	4/22/2011	15400-00	Other Equip-Small 07
70043	Waterlines in B 12	4/22/2011	15200-00	Greenhouse & Systems
190340	Permits from EPA Emissions Tests for Wood Boiler	4/28/2011	15600-00	Heavy Equipment (15 Years)
300334	10 Radios for Greenhouse	4/28/2011	15400-00	Small Equipment (10Y)
300335	Wood Chip Moisture Tester	4/28/2011	15400-00	Other Equip-Small 07
300336	Wireless Mat'ls for Greenhouse	4/28/2011	15400-00	Other Equip-Small 07
140204	L 5-6 Mat'ls for Booms	4/29/2011	15200-00	Booms
300350	A10-12 Electrical Mat'ls for Orchid Lighting in	5/5/2011	15400-00	Growing
300353	Electrical Panel Mat'ls	5/5/2011	15400-00	Other Equip-Small 07
190341	Reporting Engineering Fees for Air Emissions	5/12/2011	15600-00	License/Fees/Admin
227453	Parking Lot Dressing West Pond Overflow Repair &	5/12/2011	15010-00	Land Improvements 30
300333	Mat'ls for Booms & Echos - L 5-6	5/19/2011	15400-00	Booms
300339	Hopper for Orchids	5/19/2011	15400-00	Other Equip-Small 07
300340	Booms for L 5-6	5/20/2011	15400-00	Booms

* Fed - Cost/Basis have been REDACTED

285427	Loader 2006 KOMATSU WA 320-5L Wheel	5/26/2011	15600-00	Heavy Equipment (15 Years)
300351	Electrical Mat'ls for L-Hs Wireless	5/26/2011	15400-00	Other Equip-Small 07
300352	East Pond to B-Hs Tank Electrical Mat'ls for Wireless - Pump	5/26/2011	15400-00	Other Equip-Small 07
300338	Brochures, send to customers, etc. Photo Equipment for Orchids, etc.	6/3/2011	15400-00	Other Equip-Small 07
300348	Cell Phone Booster System	6/16/2011	15400-00	Computer Hardware
300354	Electrical Mat'ls for Wireless in A 9-14	6/23/2011	15400-00	Other Equip-Small 07
41363	Irrigation for A 9-14	6/24/2011	15200-00	Ghse Systems-Secnd 15
41364	(Orchid Range) Mat'ls for Irrigation System a 9-14	6/30/2011	15200-00	Ghse Systems-Secnd 15
300355	Sidestep Motor for STS Transplanter	7/8/2011	15400-00	Other Equip-Small 07
70044	PVC CheckValve for Orchid Range	7/15/2011	15200-00	Greenhouse & Systems
300347	Gas Manifold for Boiler #5	7/21/2011	15400-00	Heavy Equipment (15 Years)
300356	Siding Door Syestem for Greenhouse	7/28/2011	15400-00	Doors
300357	in A9-A14 D-Link Access pt for Wireless Booms	7/28/2011	15400-00	Booms
140211	Sprinklers for L5-6	8/4/2011	15200-00	Ghse Systems-Primary 30
300367	Lighting Mat'ls for A11 & A12	8/4/2011	15400-00	Other Equip-Small 07
285435	Compactor Walk Behind Soil Compactor - Plate	8/12/2011	15600-00	Small Equipment (10Y)
300366	Lighting Mat'ls for A11 & A12	8/18/2011	15400-00	Growing
300369	2 Pumps for L-Hs New Water System	8/18/2011	15400-00	Pumps (5Y)
300360	Echo Automation in A6 & B6	8/19/2011	15400-00	Ghse Systems-Secnd 15
300365	H2O Distri Touch Screen to control fertilizer & Custom Programming for CJ2 PLC &	8/19/2011	15400-00	Other Equip-Small 07

70045	Production Area Concrete for kneewalls for Orchid	8/26/2011	15200-00	Concrete
300361	Fungicide/Pesticide) Tanks for Tom's Brew (Natural	9/1/2011	15400-00	Small Equipment (10Y)
227454	Main Line 10 Inch Pipe for North Lake to B7,	9/8/2011	15010-00	Greenhouses & Systems
227455	Excavator Rental) North Lake Water Line to C-7 (Mini-	9/8/2011	15010-00	Greenhouse & Systems
190342	Tie Out Various Inv. Less Var. Credits -Final Bal. on Undergirt Fuel Conveyor,	9/12/2011	15600-00	Greenhouse & Systems
190343	Vyncke Boiler (Purch & Installled) 3 Low Water Cut-offs, 1 on each	9/15/2011	15600-00	Greenhouse & Systems
227456	Inch Pipe North Lake Water Line to B-7 - 10	9/15/2011	15010-00	Ghse System Improvments
300370	Lighting for Orchid Range Balance due for Asset #300275,	9/15/2011	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

179095	Orchid Area Fill in S. East Loading Docks for	9/22/2011	15300-00	Misc Bldg Impv 15
179097	Loading Docks for Orchid Area Concrete Mesh to Fill in S. East	9/22/2011	15300-00	Misc Bldg Impv 15
179098	East Loading Docks for Orchid Area Concrete Converyor Use to Fill in S.	9/22/2011	15300-00	Concrete
285437	Toyota Forklift - Battery Operated	9/22/2011	15600-00	Forklift/Tugger/Scissorlift (10Y)
227457	North Lake Water Line to B-7	9/23/2011	15010-00	Greenhouse & Systems
227458	North Lake Water Line	9/23/2011	15010-00	Greenhouse & Systems
179096	Docks for Orchid Area Concrete to Fill in S. East Loading	9/30/2011	15300-00	Misc Bldg Impv 15
300368	2 Fire Hydrants	9/30/2011	15400-00	Other Equip-Small 07
179099	Docks for Orchid Area Replace Walls in S. East Loading	10/6/2011	15300-00	Misc Bldg Impv 15
300359	Automation in A7-8 & B7-8 Electrical switches, etc. for Echo	10/7/2011	15400-00	Ghse Systems-Secnd 15
274755	Truck) Replace Engine in Unit #961 (Straight	10/13/2011	15500-00	Automobiles (5 Years)
300372	Fogger) Fogger Sprayer (Dramm Trac	10/13/2011	15400-00	Ghse Equip-Large 15
258361	program, dvr, installation) Security System (Incl. Cameras,	10/20/2011	15700-00	Computer Hardware
300358	House, etc. Chemical Applicators on Booms - E	10/20/2011	15400-00	Pumps (5Y)
300363	&B7-8 Echos Automation (Wireless) in A7-8	10/20/2011	15400-00	Ghse Systems-Secnd 15
300364	&B6-8 Echos Automation (Wireless) in A6-8	10/20/2011	15400-00	Ghse Systems-Secnd 15

227464	Pipe for Fire Hydrants	10/21/2011	15010-00	Building Improvements
300373	Boiler #1 in West Boiler Room Retubed & Replac. Refractory in	10/27/2011	15400-00	Heavy Equipment (15 Years)
300374	Boiler #2 in West Boiler Room Retubed & Replac. Refractory in	10/27/2011	15400-00	Heavy Equipment (15 Years)
300376	PF8153444 Submersible Pump Pump for Fire Hydrant (Power-Flo	10/28/2011	15400-00	Pumps (5Y)
300377	PF81532 Submersible Pump Pump for Fire Hydrant (Power-Flo	10/28/2011	15400-00	Pumps (5Y)
163030	Furnace and A/C System for Offices	11/3/2011	15300-00	HVAC
163031	for Offices Goodman Furnace and A/C System	11/3/2011	15300-00	HVAC
300371	for Humidity Control Fog System for Germination Chamber	11/3/2011	15400-00	Other Equip-Small 07
300375	Room - L-Hs Boiler Retubed in Boiler in N. East Boiler	11/3/2011	15400-00	Heavy Equipment (15 Years)
300387	New Echos for A8 & B-8	11/3/2011	15400-00	Ghse Systems-Secnd 15
227460	Driveway Concrete North Loading Docks	11/4/2011	15010-00	Concrete
227462	North Loading Docks Driveway - Ribar	11/9/2011	15010-00	Driveway Repairs

* Fed - Cost/Basis have been REDACTED

227459	L-Hs & D-Hs Underground Line for Utility Power to	11/23/2011	15010-00	Greenhouse & Systems
300378	20 Doors - Swing both Ways	11/23/2011	15400-00	Doors
300388	Chamber LED Lighting for Germination	11/23/2011	15400-00	Other Equip-Small 07
300389	Lighting for C10	11/23/2011	15400-00	Ghse Equip-Large 15
285440	Bucket - 72"Sweeper for Driveway	12/1/2011	15600-00	Small Equipment (10Y)
300383	w 100 gal. tank Mitsubishi Diesel Generator - 3-Phase	12/1/2011	15400-00	Generator
300384	System - East Zenith Auto Transfer Switch for Water	12/1/2011	15400-00	Other Equip-Small 07
300385	4 Dosatron Pumps	12/1/2011	15400-00	Pumps (5Y)
300379	Lighting for C-10	12/14/2011	15400-00	Ghse Equip-Large 15
227463	Building (North of County Rd.) Repave Parking Lot in Front of	12/15/2011	15010-00	Driveway Repairs
300380	Iron Working Machine for Echos, etc.	12/15/2011	15400-00	Ghse Systems-Secnd 15
227461	Equip. Rental North Loading Docks Driveway - Hvy	12/22/2011	15010-00	Driveway Repairs
300381	B9-B12) Freight for Asset # 300264 (Priva for	12/22/2011	15400-00	Other Equip-Small 07
300382	Screens Rotofilter - RFM 4872 w/ 11 Micron	12/28/2011	15400-00	Ghse Equip-Large 15
300406	Mat'l for Chemical Applicators	1/19/2012	15400-00	Other Equip-Small 07
300407	Welder - Dialarc 250P AC/DC	1/19/2012	15400-00	Small Equipment (10Y)
100030	Lighting Enclosure for C10	1/26/2012	15200-00	Ghse Systems-Secnd 15
163032	Roof over All of Office Area in W/H #1	2/2/2012	15300-00	Misc Bldg Impv 15
163033	into multiple smaller ones Office Remodeling (Made large offices	2/2/2012	15300-00	Misc Bldg Impv 15

300391	Lighting for A-4	2/2/2012	15400-00	Growing
300415	Raising Optimizers in Orchid Ranges	2/2/2012	15400-00	Ghse Equip-Large 15
300416	Tubing for Echos	2/2/2012	15400-00	Ghse Systems-Secnd 15
179100	(W/H # 2) Build Grower's Office in East Barn	2/3/2012	15300-00	Misc Bldg Impv 15
300422	Floor Mats for Priva in Orchid Range	2/16/2012	15400-00	Other Equip-Small 07
300390	Lighting System for C-10	2/24/2012	15400-00	Ghse Equip-Large 15
300396	Pumps for Booms in L-Hs	2/24/2012	15400-00	Pumps (5Y)
300397	Ground) New Waterline B-7 to L-2 (Above	2/24/2012	15400-00	Other Equip-Small 07
300408	Systems Mat'l for Controllers for Irrigation	2/24/2012	15400-00	Other Equip-Small 07
179101	East Barn (W/H # 2) Electric Heat for Grower's Office in	3/2/2012	15300-00	HVAC
285441	Hydraulic Fork Lifter, Manual, H 92 in.	3/2/2012	15600-00	Carts (3Y)
300398	System (Amtrol SX-160V) 2 - Expansion Tank for L-Hs Water	3/2/2012	15400-00	Small Equipment (10Y)

* Fed - Cost/Basis have been REDACTED

274760	(Asset #274746) Install Engine on Capacity Spotter	3/9/2012	15500-00	Automobiles (5 Years)
274759	(#274746) New Engine for Capacity Spotter	3/15/2012	15500-00	Automobiles (5 Years)
300392	Fan System for L-Hs	3/23/2012	15400-00	Other Equip-Small 07
300399	System 2 - Electric Actuators for L-Hs Water	3/23/2012	15400-00	Other Equip-Small 07
300405	Pipe for North Water LIne - E 1-8	3/23/2012	15400-00	Other Equip-Small 07
300410	System in L-Hs Electrical Work to hook up Fan	3/23/2012	15400-00	Ghse Equip-Large 15
300411	Fan System in L-Hs - 235 ECO Fans	3/23/2012	15400-00	Ghse Equip-Large 15
300423	Channel UHF 15 Motorola Radios - CP2000 - 4	3/23/2012	15400-00	Small Equipment (10Y)
285450	285301) 84"Bucket for T-300 Skidster (Asset #	3/29/2012	15600-00	Heavy Equipment (15 Years)
300393	Orchid Cooling, New	4/5/2012	15400-00	Other Equip-Small 07
300425	Wireless connections - D-Link	4/5/2012	15400-00	Computer Hardware
300426	Pumping Station Back Pressure Valve for L-Hs/B-7	4/5/2012	15400-00	Other Equip-Small 07
300427	FieldScout 15 Direct Soil Meters w/Probe -	4/5/2012	15400-00	Other Equip-Small 07
300400	Gundfos Pump - L - Hs?	4/6/2012	15400-00	Pumps (5Y)
300401	Mat'l for Priva Optimizers for Orchids	4/13/2012	15400-00	Other Equip-Small 07
285449	Pallet Truck - Toyota Model 7HBW23	4/19/2012	15600-00	Forklift/Tugger/Scissorlift (10Y)
300430	Installation Employee Entrance Door Incl.	4/20/2012	15400-00	Doors
300431	Installation Shipping Entrance Door Incl.	4/20/2012	15400-00	Doors

300421	Corridor & South Path Dramm Irrigation Drip Lines for L-Hs	4/27/2012	15400-00	Other Equip-Small 07
300419	#300379) Lighting for C-10 (Balance of Asset	5/3/2012	15400-00	Other Equip-Small 07
300402	Mat'l for Tom's Fertilizer Mixing	5/4/2012	15400-00	Production
300403	Water Treatment Grundfos Dosing Pump for L-Hs	5/4/2012	15400-00	Pumps (5Y)
300417	Orchid Ranges Covers for A/C Units for Optimizers in	5/24/2012	15400-00	Other Equip-Small 07
300418	Metal Services) Pallet Racking (15 Units) (David Price	5/24/2012	15400-00	Other Equip-Small 07
300424	Tom's Fertilizer Mixing System 36 - 330 Gal. Rebottled IBC Totes for	5/24/2012	15400-00	Other Equip-Small 07
274761	(Hauling Ash) 1979 F-2554 International Truck	5/28/2012	15500-00	Automobiles (5 Years)
300394	Drive New Pumping Station for L-Hs, incl.	5/31/2012	15400-00	Other Equip-Small 07
300395	Lights for L-Hs & L-Hs Path	5/31/2012	15400-00	Other Equip-Small 07

* Fed - Cost/Basis have been REDACTED

300404	Station Berkley Pump for L-Hs Pumping	6/8/2012	15400-00	Pumps (5Y)
300414	Gardena Knife option, etc. Cutting Machine with w/Canister,	6/29/2012	15400-00	Ghse Equip-Large 15
300433	2-Way Radio System - 20 Radios	7/5/2012	15400-00	Small Equipment (10Y)
300434	Optimizers Frame for hanging Orchid Climate	7/5/2012	15400-00	Other Equip-Small 07
179102	East Barn (W/H # 2) Electric Heat for Grower's Office in	7/6/2012	15300-00	HVAC
285451	New 84" Skidster Hyd. Angle Broom	7/19/2012	15600-00	Small Equipment (10Y)
300435	Fans/Circulation Priva Controls for L-Hs	7/20/2012	15400-00	Other Equip-Small 07
300439	Cooling Installation Mat'ls for Orchid Shupping Area	8/2/2012	15400-00	Other Equip-Small 07
243318	Color/BlkWhite Cannon 7055 Copier/Printer -	8/9/2012	15700-00	Computer Hardware
300437	Stakes for New Mum Field	8/9/2012	15400-00	Other Equip-Small 07
300438	Pipe for New Mum Field	8/9/2012	15400-00	Other Equip-Small 07
300440	New VFD for Backup Fill Pump	8/9/2012	15400-00	Other Equip-Small 07
300441	Growing Area (East of L-6) Dramm Irrig. Drippers for Outside	8/16/2012	15400-00	Other Equip-Small 07
285452	Volt 2007 - Electric Utility Cart w/ Box - 48	8/23/2012	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285453	Volt 2007 - Electric Utility Cart w/ Box - 48	8/23/2012	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285454	Volt 2007 - Electric Utility Cart w/ Box - 48	8/23/2012	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
300442	Steep & Water Hardware for L-Hs	8/31/2012	15400-00	Other Equip-Small 07
140212	Mat'ls for Irrigation, Lights in L1	9/6/2012	15200-00	Greenhouse & Systems

227466	New Underground Storm Drain	9/6/2012	15010-00	Building Improvements
227465	New Underground Storm Drain	9/14/2012	15010-00	Building Improvements
300443	Fertilizer System PVC for Static Mixers for New	9/14/2012	15400-00	Other Equip-Small 07
300413	A14 to Operate w/ Priva Upper Units for Orchid Range A10 -	9/28/2012	15400-00	Ghse Equip-Large 15
300444	C-7 Drainage Pump	9/28/2012	15400-00	Other Equip-Small 07
163035	(Wiring & Electrical Mat'ls) Downstairs Offices Remodeling	10/4/2012	15300-00	Misc Bldg Impv 15
285455	Seat - 48 Volt 2007 - Club Car - Electric w/ Rear Flip	10/4/2012	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
163036	(Extending Ductwork to New Offices) Downstairs Offices Remodeling	10/11/2012	15300-00	Misc Bldg Impv 15
300445	Orchid Range Sureflow Water Treatment System for	10/11/2012	15400-00	Other Equip-Small 07
300446	#2 North East - L-Hs) Retubed 2 Supeior Boilers (#3 West &	10/11/2012	15400-00	Booms

* Fed - Cost/Basis have been REDACTED

300412	Above, 3 Air Tubes, etc. 3 Optimizers w/ Electrical Panel for	10/19/2012	15400-00	Ghse Equip-Large 15
190344	Bio-Mass Filter	10/25/2012	15600-00	Greenhouse & Systems
227467	Concrete for Road Repair	10/26/2012	15010-00	Driveway Repairs
190345	Wood Boilers 3 Nord Speed Reducers Rebuilt for 3	11/1/2012	15600-00	Greenhouse & Systems
300449	L-Hs Fans & Ventilation Installation	11/1/2012	15400-00	Other Equip-Small 07
300450	Fiber for Priva Hook-up to L-Hs	11/1/2012	15400-00	Ghse Equip-Large 15
300452	Lights Hook-up in L-Hs	11/8/2012	15400-00	Other Equip-Small 07
163034	(Damian,Fernando, Tom,Anita,etc.) Downstairs Offices Remodeling	11/9/2012	15300-00	Misc Bldg Impv 15
243319	for Fernando's Office & Damian's Cabinets/Work Station, Countertops	11/15/2012	15700-00	Office Equipment
300447	Priva Upgrade - Connext & L-Hs	12/7/2012	15400-00	Ghse Equip-Large 15
179103	(W/H # 2) Paint for Grower's Office in East Barn	12/19/2012	15300-00	Misc Bldg Impv 15
300457	Vise for Shop Saw	12/19/2012	15400-00	Other Equip-Small 07
300458	Model PO6LB-11L Spare Pump for Lake - Crown/Barnes	12/20/2012	15400-00	Pumps (5Y)
190346	Boiler incl. Installation Rotary Airlock for Wood Burning	12/27/2012	15600-00	Misc Bldg Impv 15
227468	Gravel for Road Repair	12/27/2012	15010-00	Driveway Repairs
300432	A9-A14 Installation of Climate Optimizers for	12/27/2012	15400-00	Ghse Equip-Large 15
300448	3 Roll-Up Doors for E-10, E12, & D-12	12/27/2012	15400-00	Doors
300461	Fabric Wall Material	12/27/2012	15400-00	Other Equip-Small 07
300462	Pipe for Irrigaton System	12/27/2012	15400-00	Other Equip-Small 07
300464	#1753) Cooling Work for A9-A14 (Invoice	12/27/2012	15400-00	Ghse Equip-Large 15

300463	8 Large Roller Tables	12/28/2012	15400-00	Growing
300456	Control System for L-Hs Lake	12/29/2012	15400-00	Other Equip-Small 07
300451	Pumping Station Mat'ls for Control Panel for B-7	12/31/2012	15400-00	Other Equip-Small 07
300453	Cable for Lighting on Booms	12/31/2012	15400-00	Booms
300454	Tester for Testing Motors & Cables	12/31/2012	15400-00	Other Equip-Small 07
300455	Pump Drive for L-Hs Lake	12/31/2012	15400-00	Pumps (5Y)
300459	Walk-in Cooler	1/16/2013	15400-00	Ghse Equip-Large 15
300467	Pallet Racking for Faganland	1/17/2013	15400-00	Other Equip-Small 07
300468	Mat'ls for B7 Pumping Station	1/24/2013	15400-00	Other Equip-Small 07
190347	Room Insulation for Cyclone in Wood Boiler	1/25/2013	15600-00	Misc Bldg Impv 15
300469	Room 2 Modine Heaters for Wood Boiler	1/25/2013	15400-00	Heavy Equipment (15 Years)
190348	Expansion Joints for Wood Boiler	1/31/2013	15600-00	Misc Bldg Impv 15
285457	lb., 90 degree Vestil Self-Dumping Hopper - 4,000	1/31/2013	15600-00	Hopper
274762	of Carts 1992 Stoughton Trailer - for Storage	2/11/2013	15500-00	Trailer (5Y)

* Fed - Cost/Basis have been REDACTED

274763	of Carts 1992 Stoughton Trailer - for Storage	2/11/2013	15500-00	Trailer (5Y)
274764	Carts 1997 Pines Trailer - for Storage of	2/11/2013	15500-00	Trailer (5Y)
274765	Carts 1997 Wabash Trailer - for Storage of	2/11/2013	15500-00	Trailer (5Y)
274766	Carts 1997 Wabash Trailer - for Storage of	2/11/2013	15500-00	Trailer (5Y)
274767	of Carts 1995 Trailmobile Trailer - for Storage	2/11/2013	15500-00	Trailer (5Y)
190350	Wood Boiler #2, FLS #4 Rebuild Nord Speed Reducer for	2/14/2013	15600-00	Heavy Equipment (15 Years)
190352	Project in Wood Boiler Room Aluminum Sheets for Insulation	2/14/2013	15600-00	Misc Bldg Impv 15
190349	in Wood Boiler Room Labor to Insulate Cyclone/ Duct Work	2/15/2013	15600-00	Misc Bldg Impv 15
300472	System Mat'ls for B-7 Water Treatment	2/21/2013	15400-00	Other Equip-Small 07
300474	System & Pumping Station Mat'ls for B-7 Water Treatment	2/21/2013	15400-00	Other Equip-Small 07
300481	Lighting System in Mini-Orchid Range	2/21/2013	15400-00	Growing
300482	Rooms - Both North & South Safety Sensor Installation for Soil	2/21/2013	15400-00	Other Equip-Small 07
22026	System Concrete for B-7 Water Treatment	2/22/2013	15200-00	Concrete
300475	Pumping Station Wire for B-7 New Panel Bldg. for	2/22/2013	15400-00	Other Equip-Small 07
130198	Panels for North-2 Production Area	2/28/2013	15200-00	Greenhouse & Systems

22027	System Mat'ls for B-7 Water Treatment	2/28/2013	15200-00	Greenhouses & Systems
285458	lb., 90 degree Vestil Self-Dumping Hopper - 4,000	2/28/2013	15600-00	Hopper
300476	Water Treatment System 32 Copper Alloy Electrodes for B-7	2/28/2013	15400-00	Other Equip-Small 07
300478	Station and Water Treatment System Electrical Materials for B-7 Pumping	2/28/2013	15400-00	Other Equip-Small 07
300473	Treatment System Electrical Work for B-7 Water	3/7/2013	15400-00	Other Equip-Small 07
163037	Move and remodel upstairs Kitchen	3/15/2013	15300-00	Misc Bldg Impv 15
163038	Room Cutting Room by Coolerby South Soil	3/15/2013	15300-00	Misc Bldg Impv 15
300460	Firebreak Cloth for A-Hs & C-Hs	3/15/2013	15400-00	Ghse Equip-Large 15
300470	Mat'ls for B7 Water Treatment System	3/15/2013	15400-00	Ghse Equip-Large 15
300483	Shade for Mini-Orchid Range	3/21/2013	15400-00	Ghse- Energy Curtains 10
22028	System Mat'ls for B-7 Water Treatment	3/22/2013	15200-00	Greenhouses & Systems

* Fed - Cost/Basis have been REDACTED

300484	Table Runners for Mini-Orchid Range	3/28/2013	15400-00	Growing
300477	Treatment & Irrigation Sys. Honeywell Controls for B-7 Water	4/4/2013	15400-00	Other Equip-Small 07
300471	Roller Bon for D-5	4/5/2013	15400-00	Other Equip-Small 07
300490	Irrigation/Heat Johnson Pump for Orchids Zone 11	4/11/2013	15400-00	Pumps (5Y)
190351	Wood Boiler Rebuild Nord Speed Reducer for	4/25/2013	15600-00	Heavy Equipment (15 Years)
300485	Drippers for Higher Density Pots	4/25/2013	15400-00	Other Equip-Small 07
300489	Orchids Zone A/B Heat Modifications for MIni-	4/25/2013	15400-00	Ghse Equip-Large 15
300487	Pulleys, Clips, etc. for hanging Poly.	5/2/2013	15400-00	Other Equip-Small 07
300488	85 Swivel Stools (Wooden)	5/9/2013	15400-00	Other Equip-Small 07
300486	Conveyor Portable Conveyors - 20' Channel	5/17/2013	15400-00	Ghse Equip-Large 15
300479	Orchid Range and on Booms in C3-8 Electrical Materials forLights in Mini-	5/30/2013	15400-00	Booms
300480	Orchid Range Electrical Materials forLights in Mini-	6/6/2013	15400-00	Other Equip-Small 07
300466	Bal. due on Rotofilter - Asset #300382	6/21/2013	15400-00	Other Equip-Small 07
300491	Trailers Retaining Blocks for Cart Storage	6/21/2013	15400-00	Other Equip-Small 07
300492	Range Cable, etc. for New Mini Orchid	6/21/2013	15400-00	Growing
70046	Labor for Connecting B-Hs & C-Hs.	6/21/2013	15200-00	Greenhouses
243325	Room (Small) 70 Inch TV for Downstairs Conference	6/27/2013	15700-00	Office Equipment
300521	Lighting in Mini-Orchid Range	7/3/2013	15400-00	Growing

227469	Sidewalk in Front of Offices	7/19/2013	15010-00	Building Improvements
190353	Airlock for Wood Boiler Balance of Asset # 190346, Rotary	8/1/2013	15600-00	Heavy Equipment (15 Years)
300493	East Boiler Room Retubed 350 HP Superior Boiler in	8/1/2013	15400-00	Heavy Equipment (15 Years)
300494	Mixing Group for Zone A (Orchid)	8/1/2013	15400-00	Other Equip-Small 07
300495	Irrigation Heat Exchanger Installed	8/1/2013	15400-00	Ghse Equip-Large 15
300496	Zones 9,10,11,13,14 Balance on Cooling work done in	8/1/2013	15400-00	Other Equip-Small 07
300502	Mini - Orchids Air Handlers - Integro Sys for Priva for	8/2/2013	15400-00	Ghse Equip-Large 15
227470	Road Behind L-House	8/8/2013	15010-00	Land Improvements 30
227471	Landscaping in Front of Building	8/8/2013	15010-00	Land Improvements
300503	2 - UPC Inkjet Printers for Production	8/8/2013	15400-00	Computer Software & Hardware (5 Y)
227472	Building Fence forLandscaping in Front of	8/15/2013	15010-00	Land Improvements

* Fed - Cost/Basis have been REDACTED

227473	Waterway Between Center Lakes	8/16/2013	15010-00	Greenhouse & Systems
300504	work with the Air Compressor 500 cfm Compressed Air Dryer - to	8/22/2013	15400-00	Small Equipment (10Y)
285459	Mow-N-Vac Tow-Behind Lawn Vacuum - Agri-Fab	8/29/2013	15600-00	Small Equipment (10Y)
190354	System 10 Disc Screener for Wood Boiler	9/12/2013	15600-00	Heavy Equipment (15 Years)
190355	Incl Installation Incline Conveyor for Wood Boiler Sys.	9/12/2013	15600-00	Heavy Equipment (15 Years)
300509	Cable for Cravo Roof	9/12/2013	15400-00	Other Equip-Small 07
190356	# 2 Nord Speed Reducer for Wood Boiler	9/19/2013	15600-00	Heavy Equipment (15 Years)
227474	other side of Drive) Orchid Lake (East of B/C House -	9/19/2013	15010-00	Greenhouse & Systems
227475	2 - Pond Airation Buildings	9/19/2013	15010-00	Greenhouse & Systems
300511	Applications Robuschi Blower for Chemical Mist	9/19/2013	15400-00	Other Equip-Small 07
190357	out behind Wood Boiler Room Fabric Building Package Structure for	9/20/2013	15600-00	Heavy Equipment (15 Years)
300513	on new Air Compressor Fabricate & Installl Intake Duct work	9/20/2013	15400-00	Other Equip-Small 07
300497	Heating & Cooling Honeywell Plug Valves for Mini-Orchid	9/26/2013	15400-00	Other Equip-Small 07
179104	Concrete for Orchid Loading Docks	9/27/2013	15300-00	Concrete
227476	Road to Center Lake Pump House	10/3/2013	15010-00	Driveway Repairs
300506	for Ponds 2 Exhaust Fans for Aeration System	10/3/2013	15400-00	Other Equip-Small 07

179105	Panels, Installed Orchid Loading Docks - White Steel	10/10/2013	15300-00	Small Equipment (10Y)
300505	Aeration System for Ponds	10/10/2013	15400-00	Ghse Equip-Large 15
110146	Concrete for C-D House Waterway	10/11/2013	15200-00	Concrete
179106	Loading Docks 3 Modular Dock Bridges for Orchid	10/24/2013	15300-00	Heavy Equipment (15Y)
190358	Sy into Existing Ringline for Wood Boiler Installation of Prefab Expansion Joint	10/24/2013	15600-00	Structual & Systems Improvement (15Y)
300515	Replacement) Firebreak Cloth for B1-8 (	10/24/2013	15400-00	Ghse Equip-Large 15
190359	For Wood Chip Storage Add-On	10/25/2013	15600-00	Structual & Systems Improvement (15Y)
300507	System for Ponds Meter System for Monitoring Aeration	10/31/2013	15400-00	Small Equipment (10Y)
300508	Set W/MVP 115/230V Wire Welder (Millermatic 211 Auto-	10/31/2013	15400-00	Small Equipment (10Y)
300522	Ponds Electrical for Irrigation - Airation for	10/31/2013	15400-00	Structual & Systems Improvement (15Y)
130199	Concrete for Walls in E-9	11/1/2013	15200-00	Structual & Systems Improvement (15Y)
227477	Shelter) Gravel by L-House Utility (By Storm	11/7/2013	15010-00	Structual & Systems Improvement (15Y)
300523	Electrical for Booms in L-House	11/21/2013	15400-00	Structual & Systems Improvement (15Y)

* Fed - Cost/Basis have been REDACTED

189668	(Remodel) Concrete for North Soil Room Ramp	11/22/2013	15300-00	Structual & Systems Improvement (15Y)
300498	South Production Overhead Soil Conveyor System in	11/22/2013	15400-00	Heavy Equipment (15Y)
300510	6 Ceiling Fans for South Production	11/27/2013	15400-00	Small Equipment (10Y)
300500	Freight for Asset # 300498	12/5/2013	15400-00	Small Equipment (10Y)
300501	Freight for Asset # 300499	12/5/2013	15400-00	Small Equipment (10Y)
300524	Production Electrical for New Conveyors in South	12/5/2013	15400-00	Structual & Systems Improvement (15Y)
300512	Blackout Curtains for C7-8	12/10/2013	15400-00	Energy Curtains (10Y)
300499	Peat Processing & Soil Mixing Soil Mixing Upgrade to North Soil Rm -	12/13/2013	15400-00	Heavy Equipment (15Y)
300518	Production Mat'l for hookup of Heaters in South	12/13/2013	15400-00	Small Equipment (10Y)
300514	Fabricated and Installed - South Prod. Duct Shoots for Potting Machin -	12/20/2013	15400-00	Small Equipment (10Y)
300519	& 2 North Production) 4 Modine Heaters (2 South Production	12/20/2013	15400-00	Small Equipment (10Y)
300517	E 9 Overhead Door with Sensors in Nrth	12/26/2013	15400-00	Doors
300525	South Production Electrical for New Soil Transport. in	12/26/2013	15400-00	Structual & Systems Improvement (15Y)
300526	North Production Electrical for New Soil Mixing Line in	12/26/2013	15400-00	Structual & Systems Improvement (15Y)
300527	Line Instalation Electrical for North Fill Pump Power	12/26/2013	15400-00	Structual & Systems Improvement (15Y)
300520	Pipe for Pump Intake - North Lake	12/27/2013	15400-00	Pumps (5Y)

300516	System Belt for new Soil Mixing Conveyor	12/28/2013	15400-00	Small Equipment (10Y)
140213	Echo Tube Braces for L-House	12/30/2013	15200-00	Greenhouse & Systems (30Y)
274771	(Incl Installaton) Cargo Heater on Straight Truck #961	12/31/2013	15500-00	Small Equipment (10Y)
300528	Line Instalation Electrical for North Fill Pump Power	12/31/2013	15400-00	Structual & Systems Improvement (15Y)
300549	Electrical Labor for Pond Pump House	1/23/2014	15400-00	Structual & Systems Improvement (15Y)
300545	Tables for MIni-Orchids	1/30/2014	15400-00	Heavy Equipment (15Y)
300546	Auger for Soil in North Soil Room	1/30/2014	15400-00	Small Equipment (10Y)
300547	Steamer for E-9	1/30/2014	15400-00	Small Equipment (10Y)
300556	North Soil Room Mat'l for New Soil Transport System -	1/30/2014	15400-00	Structual & Systems Improvement (15Y)
300558	Room New Light Fixtures for North Soil	1/30/2014	15400-00	Structual & Systems Improvement (15Y)
300551	Heat Exchanger	1/31/2014	15400-00	Heavy Equipment (15Y)
300552	Air Flow Fans for L-5-6	1/31/2014	15400-00	Heavy Equipment (15Y)
189669	forNorth Soil Room Floor Plates and Walkway Grating	2/6/2014	15300-00	Structual & Systems Improvement (15Y)
300548	Steamer for E-9	2/6/2014	15400-00	Small Equipment (10Y)

* Fed - Cost/Basis have been REDACTED

300557	Upgrades - North Soil Room Mat'l for New Soil Scraping Area &	2/6/2014	15400-00	Structual & Systems Improvement (15Y)
300530	North Boiler room Addition to new Soil MIxer Sys. -	2/7/2014	15400-00	Heavy Equipment (15Y)
300531	South Production Addition to new Soil Transport Sys. -	2/7/2014	15400-00	Small Equipment (10Y)
300534	System in North Soil Room Controls for New Soil Transport	2/7/2014	15400-00	Structual & Systems Improvement (15Y)
285460	Golf Cart w/ Utility Box	2/13/2014	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
300544	#300512) Freight cgs for Shading in C7-8 (Asset	2/13/2014	15400-00	Energy Curtains (10Y)
300535	North Soil Room Controls for New Scraping area in	2/14/2014	15400-00	Small Equipment (10Y)
300542	Heat Exchanger for L-BoilerRoom	2/21/2014	15400-00	Structual & Systems Improvement (15Y)
190360	Magnet for Woodchip Magnet - Tuffman CBS 30 Crossbelt	2/24/2014	15600-00	Small Equipment (10Y)
274774	2014 Econoline Tilt Flatbed - Black	2/24/2014	15500-00	Trailer (5Y)
300537	E-Hs Installation of Silos and Pump Staion -	2/27/2014	15400-00	Pumps (5Y)
163040	Patrick and Jordan Offices Wood Blinds for Julie, Mike, Garet,	2/28/2014	15300-00	Structual & Systems Improvement (15Y)
190361	New Grates for Wood Boilers # 1 & 2	3/6/2014	15600-00	Structual & Systems Improvement (15Y)
258364	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258365	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258366	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258367	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)

258368	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258369	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258370	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258371	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258372	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258373	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258374	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258375	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258376	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258377	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258378	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258379	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258380	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258381	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258382	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258383	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258384	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258385	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258386	HP PRODESK 600MT COMPUTER	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
258387	20 - MS OFFICE STD 2013 LIC.	3/6/2014	15700-00	Computer Software & Hardware (5 Y)
300553	Boiler Room Unit Heater for Fertilizer Mixr in L-Hs	3/6/2014	15400-00	Structual & Systems Improvement (15Y)

* Fed - Cost/Basis have been REDACTED

300532	w/ 8-piece chute Pit Scraper for North Soil Room - VBT	3/7/2014	15400-00	Heavy Equipment (15Y)
300543	Table Runners for B-12, Min-Orchids	3/7/2014	15400-00	Heavy Equipment (15Y)
300529	57 Moving Tables for Mini-Orchids	3/13/2014	15400-00	Heavy Equipment (15Y)
300539	PVC for North Soil Room	3/20/2014	15400-00	Structual & Systems Improvement (15Y)
300554	Shade Cloth Replacement - C-7-8	3/20/2014	15400-00	Energy Curtains (10Y)
300555	Dumpster - 2 yard unit	3/20/2014	15400-00	Small Equipment (10Y)
300540	Mat'l for South Soil Room	3/27/2014	15400-00	Structual & Systems Improvement (15Y)
300533	Production Flat Potting Filler Machine for	3/28/2014	15400-00	Heavy Equipment (15Y)
300559	6 & D 9-12 Install. of HAF Ventilation Fans for L5-	4/3/2014	15400-00	Small Equipment (10Y)
140214	Concrete for Sorage Area in L-House	4/4/2014	15200-00	Structual & Systems Improvement (15Y)
163039	Nick's Bathroom and Middle Nick) Remodeling of Offices (Nick, JZ,	4/11/2014	15300-00	Structual & Systems Improvement (15Y)
163039	Remodeling of Offices - Additional	4/11/2014	15300-00	Structual & Systems Improvement (15Y)
300536	L-Hs Irrigation Water Controls for New Heat Exchanger for	4/11/2014	15400-00	Structual & Systems Improvement (15Y)
300541	Controlers New Power Supply for Boom	4/11/2014	15400-00	Structual & Systems Improvement (15Y)
285465	and Sun Top Club Car _48 Volt Electric w/ Charger	4/17/2014	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
285466	Sun Top and Rear Seat Kit Club Car _48 Volt Electric w/ Charger,	4/17/2014	15600-00	Electric Cart/Golf Cart/Scooter (7Y)

300538	and L-Utility Compressor System for A-12, B-7, E Compressors and Mat'ls for Air	4/17/2014	15400-00	Structual & Systems Improvement (15Y)
300550	Electrical Labor for Horizontal Fans	4/24/2014	15400-00	Structual & Systems Improvement (15Y)
300570	Materials for Heat Exchanger in L-Hs	5/1/2014	15400-00	Structual & Systems Improvement (15Y)
300562	Portable 5 PaceSetter Conveyors - 21.5' -	5/2/2014	15400-00	Heavy Equipment (15Y)
300563	Assembly Wide Legs - Portable 3 PaceSetter Conveyors - 30'	5/2/2014	15400-00	Heavy Equipment (15Y)
41365	Range) Outside Curtain for A 9-12 (Orchid	5/2/2014	15200-00	Energy Curtains (10Y)
300571	Fiber Optic Line Installation Materials	5/8/2014	15400-00	Office Equipment (7 Years)
300564	System Dosing Pump for B-7 Constant Feed	5/16/2014	15400-00	Pumps (5Y)
300565	Feed System Dosing Pump for L-Utility Constant	5/16/2014	15400-00	Pumps (5Y)
300566	Installation - L-House Electrical work for Horizontal Fan	5/29/2014	15400-00	Structual & Systems Improvement (15Y)
300568	#4 in West Boiler Room Retubing and other Repair of Boiler	5/29/2014	15400-00	Structual & Systems Improvement (15Y)

* Fed - Cost/Basis have been REDACTED

300569	in West Boiler Room Replaced multiple Parts of Boiler #2	5/29/2014	15400-00	Structual & Systems Improvement (15Y)
300567	Lake Electrical work for Power to North	6/5/2014	15400-00	Structual & Systems Improvement (15Y)
190363	Wood Boilers #1 & 2. Wood Feeding System Upgrade for	6/26/2014	15600-00	Heavy Equipment (15Y)
190362	Conveyor Wet Ash Conveyor and Central Ash	7/15/2014	15600-00	Structual & Systems Improvement (15Y)
179107	Loading Docks - 3 Raynor Overhead Doors for Orchid	12/5/2013	15300-00	Doors
2014-088	cool pad system A-House improvements-widen aisle,	1/15/2015	15200-00	Structual & Systems Improvement (15Y)
2014-089	area 2 Third production line in production	1/15/2015	15400-00	Heavy Equipment (15Y)
2014-089	Previously grouped in 15400-00	1/1/2015	15200-00	Structual & Systems Improvement (15Y)
2014-093	L-House Booms - 28 additional	3/20/2015	15200-00	Greenhouse & Systems (30Y)
2014-094	SBI Server	1/2/2015	15700-00	Computer Software & Hardware (5 Y)
2014-095	Dock Scanning equipment	1/10/2015	15700-00	Computer Software & Hardware (5 Y)
2014-096	Cart storage lot repair	1/2/2015	15010-00	Structual & Systems Improvement (15Y)
2014-097	C-D House waterway insulation	1/2/2015	15200-00	Structual & Systems Improvement (15Y)
2014-098	C-House Dividing Walls (new)	1/2/2015	15200-00	Structual & Systems Improvement (15Y)
2014-099	E-House floor improvement (raise)	1/2/2015	15200-00	Structual & Systems Improvement (15Y)
2014-100	E-House water main	1/2/2015	15200-00	Structual & Systems Improvement (15Y)
2014-101	Orchid pond air diffuser	1/2/2015	15400-00	Small Equipment (10Y)

2014-102	Visser XL Seeding Drum	1/2/2015	15400-00	Small Equipment (10Y)
2014-103	Roof poly A-C	1/2/2015	15200-00	Structual & Systems Improvement (15Y)
2014-104	Range Rollup doors C9,C10,C11,Orchid	1/2/2015	15200-00	Doors (7Y)
2014-106	East boiler room air compressor (repl)	1/2/2015	15400-00	Structual & Systems Improvement (15Y)
2014-107	South Soil Mixing improvements	1/2/2015	15400-00	Small Equipment (10Y)
2014-108	System UV Disinfection Unit for Orchid	1/2/2015	15400-00	Small Equipment (10Y)
2014-109	Seeding room plug filler	1/2/2015	15400-00	Small Equipment (10Y)
2014-110	Renovate wagons	3/11/2015	15400-00	Heavy Equipment (15Y)
2014-111	250 Stands	1/2/2015	15400-00	Small Equipment (10Y)
2014-112	seeding areas Three table bridges for production and	1/2/2015	15400-00	Small Equipment (10Y)
2014-113	A/C for Wood Boiler Control Room	1/2/2015	15600-00	Small Equipment (10Y)
2014-114	Wood Boilers #1 & 2 (190363) Wood Feeding System Upgrade for	1/2/2015	15600-00	Heavy Equipment (15Y)
2014-115	Loader Snow plow for Case 621 Wheel	1/2/2015	15600-00	Small Equipment (10Y)
2014-116	Agrinomix RN09 Plug Tray Filler	1/2/2015	15400-00	Small Equipment (10Y)
2014-007	Previously grouped in 15400-00	1/1/2015	15200-00	Structual & Systems Improvement (15Y)
2014-118	Priva Connext Upgrade D&E-Range	3/3/2015	15200-00	Structual & Systems Improvement (15Y)
2014-118	Priva Connext Upgrade C-Range	3/3/2015	15200-00	Structual & Systems Improvement (15Y)
2014-118	Priva Connext Upgrade AB1-6 Range	3/3/2015	15200-00	Structual & Systems Improvement (15Y)

* Fed - Cost/Basis have been REDACTED

2014-118	Priva Connext Upgrade Orchid Range	3/3/2015	15200-00	Structual & Systems Improvement (15Y)
2014-118	Boilers Priva Connext Upgrade MIDAM2	3/3/2015	15200-00	Structual & Systems Improvement (15Y)
2014-119	D-House dividing walls	1/20/2015	15200-00	Structual & Systems Improvement (15Y)
2014-120	E-House HAF System	1/20/2015	15200-00	Structual & Systems Improvement (15Y)
2015-001	General Manager Office carpet	1/16/2015	15700-00	Structual & Systems Improvement (15Y)
2015-002	Evaporative Cool Cell System	3/10/2015	15200-00	Structual & Systems Improvement (15Y)
2015-003	House Custom boom irrigation controllers- L-	3/20/2015	15200-00	Structual & Systems Improvement (15Y)
2015-004	Blackout Curtains	3/24/2015	15200-00	Energy Curtains (10Y)
2015-005	Rytex NXT Predadoor	2/18/2015	15300-00	Doors (7Y)
2015-006	Offices Appartment/Exec Washroom/3	2/18/2015	15300-00	Structual & Systems Improvement (15Y)
2015-007	SCR Battery Charger	2/24/2015	15600-00	Small Equipment (10Y)
2015-008	production TouchScreen display for Orchid	3/12/2015	15200-00	Computer Software & Hardware (5 Y)
2015-009	Septic pump	3/19/2015	15300-00	Pumps (5Y)
2015-010	Forklift fork extension assembly	3/13/2015	15600-00	Forklift/Tugger/Scissorlift (10Y)
2015-011	Toyota Forklift 8FGU15	3/15/2015	15600-00	Forklift/Tugger/Scissorlift (10Y)
2015-012	Tables for Orchids (10)	4/7/2015	15600-00	Small Equipment (10Y)
2015-013	Remove Race Track	7/23/2015	15010-00	Structual & Systems Improvement (15Y)
2015-014	Cart pad paving	10/1/2015	15010-00	Structual & Systems Improvement (15Y)
2015-015	Chiller	10/1/2015	15200-00	Small Equipment (10Y)
2015-016	Complete retube of #3 East Boiler	10/1/2015	15200-00	Small Equipment (10Y)

2015-017	Roof poly	10/1/2015	15200-00	Energy Curtains (10Y)
2015-012	Toyotal HUP lift	8/5/2015	15600-00	Forklift/Tugger/Scissorlift (10Y)
2015-018	Toyota 8FGU25 Highlift	8/26/2015	15600-00	Forklift/Tugger/Scissorlift (10Y)
2015-019	(3) Rytec predadoors w/Sensors	9/25/2015	15200-00	Doors (7Y)
2015-020	Boiler control room flooring	9/4/2015	15300-00	Heavy Equipment (15Y)
2015-021	Orchid office	12/21/2015	15300-00	Structual & Systems Improvement (15Y)
2015-022	Orchid office HVAC	12/21/2015	15300-00	Small Equipment (10Y)
2015-023	New floor tile for drivers' room	11/1/2015	15300-00	Structual & Systems Improvement (15Y)
2015-024	New floor tile for cafeteria	11/1/2015	15300-00	Structual & Systems Improvement (15Y)
2015-025	New vinyl floor tile for 4 offices	11/1/2015	15300-00	Structual & Systems Improvement (15Y)
2015-026	(2) Ridder RW200-34-1.50KW pumps	12/27/2015	15400-00	Pumps (5Y)
2015-027	61764 Toyota 8FGU15 lift truck s/n 8FGU15-	10/14/2015	15600-00	Forklift/Tugger/Scissorlift (10Y)
2015-028	1500gal Septic Tank w/risers	12/4/2015	15300-00	Structual & Systems Improvement (15Y)
2015-029	John Deere X750 tractor	12/18/2015	15600-00	Bobcat/Tractor/Mower/4 Wheeler (10Y)
2015-030	John Deere X750 tractor	12/18/2015	15600-00	Bobcat/Tractor/Mower/4 Wheeler (10Y)
2015-031	John Deere X750 tractor	12/18/2015	15600-00	Bobcat/Tractor/Mower/4 Wheeler (10Y)
2015-032	John Deere X750 tractor	12/18/2015	15600-00	Bobcat/Tractor/Mower/4 Wheeler (10Y)
2015-033	John Deere X750 tractor	12/18/2015	15600-00	Bobcat/Tractor/Mower/4 Wheeler (10Y)
2015-034	John Deere X750 tractor	12/18/2015	15600-00	Bobcat/Tractor/Mower/4 Wheeler (10Y)
2015-035	John Deere X750 tractor	12/18/2015	15600-00	Bobcat/Tractor/Mower/4 Wheeler (10Y)
2015-036	John Deere X750 tractor	12/18/2015	15600-00	Bobcat/Tractor/Mower/4 Wheeler (10Y)
2015-037	Radio repeater system	11/5/2015	15700-00	Small Equipment (10Y)

* Fed - Cost/Basis have been REDACTED

2015-038	docks 75' gutter repair for barn by orchid	12/16/2015	15300-00	Structual & Systems Improvement (15Y)
2015-043	tank Riser repair for underground diesel	12/30/2015	15600-00	Small Equipment (10Y)
2015-015	painted whi Raynor Series ThermaSeal finish Illinois Valley Door Company-4 9x9-8	12/15/2015	15200-00	Doors (7Y)
2015-022	Previously grouped in 15300-00	12/15/2015	15200-00	Structual & Systems Improvement (15Y)
2014-093	galvanized steel tubing 20' lengths Magnum Pipe, Inc-2"x2"x13 gauge	12/15/2015	15200-00	Structual & Systems Improvement (15Y)
2016-01	LOT RESURFACE TRAILER PARKING Starline Construction Co -	4/1/2016	15300-00	Land Improvement (30Y)
2016-02	W/Lip PO # parts for old 1YD Mixer, bottom Bouldin & Lawson, LLC - Twister 1,	2/18/2016	15400-00	Small Equipment (10Y)
2016-03	3400HD VERTICAL BALERS Balers Inc. - RECONDITIONED PTR	4/18/2016	15400-00	Heavy Equipment (15Y)
2016-05	SN#08734000371 Infrared Heater diesel fired A.G. Industrial Supply Inc - XL9S	1/7/2016	15600-00	Small Equipment (10Y)
2016-06	969-001 SWITCH MARCH102-8TP Springfield Electric Supply - HIRS 943-	3/29/2016	15700-00	Structual & Systems Improvement (15Y)
2016-10	Digital Ignitor PL Light Systems Philips SKDS 480V	6/3/2016	15200-00	Structual & Systems Improvement (15Y)

2016-12	Update Zone L-5 L-6 Jade Systems Blackout System	7/1/2016	15200-00	Structual & Systems Improvement (15Y)
2016-13	Jade Systems Skirting Zone L-5 L-6	7/1/2016	15200-00	Structual & Systems Improvement (15Y)
2016-18	Update Zone L-5 L-6 Jade Systems Blackout System	8/1/2016	15200-00	Energy Curtains (10Y)
2016-14	Parking lot Ski Sealcoating striping/sealing	8/30/2016	15010-00	Structual & Systems Improvement (15Y)
2016-15	cooler to freezer Kettman Heating Parts to convert	8/15/2016	15200-00	Structual & Systems Improvement (15Y)
2016-19	boiler Jarvis Welding Retube of #2 west	8/15/2016	15200-00	Small Equipment (10Y)
2016-20	system Visiplex Voice PA and weather alert	8/15/2016	15200-00	Computer Software & Hardware (5 Y)
2016-21	system Visiplex Voice PA and weather alert	8/15/2016	15200-00	Computer Software & Hardware (5 Y)
2016-22	Global Wheel Lok Restraint Arbon Equipment Rite Hite GWL 2300	8/15/2016	15500-00	Small Equipment (10Y)
2016-23	SHELF Container Centralen CC BASE CC	8/15/2016	15500-00	Small Equipment (10Y)
2016-24	KAW084 2015 Kawasaki 80Z7 Loader STK	9/1/2016	15400-00	Heavy Equipment (15Y)
2016-25	Agrinomix, Inc. KVXL Tray & Pot Filler	9/16/2016	15400-00	Small Equipment (10Y)

* Fed - Cost/Basis have been REDACTED

2016-26	2016 Ford F-250	10/3/2016	15500-00	Automobiles (5 Years)
2016-27	Jade Systems Tempered Glass	10/1/2016	15200-00	Energy Curtains (10Y)
2016-28	convert cooler to freezer Kettman Heating Parts and labor to	10/1/2016	15200-00	Structual & Systems Improvement (15Y)
2016-29	Covering C7- C10 Van Wingerden Greenhouse Roof	11/1/2016	15200-00	Energy Curtains (10Y)
2016-30	Control Panel and software Hernandez Electronics Water System	11/1/2016	15200-00	Structual & Systems Improvement (15Y)
2016-31	Hupp Toyotalift- Industrial Battery	11/1/2016	15500-00	Forklift/Tugger/Scissorlift (10Y)
2016-32	Wiese 2 Forklifts	11/1/2016	15600-00	Forklift/Tugger/Scissorlift (10Y)
2016-33	room Thermo Energy Repair to wood boiler	11/1/2016	15200-00	Structual & Systems Improvement (15Y)
2016-34	readers and 3 yr servce contract Barcodes Inc 3 readers repair for 3	11/1/2016	15600-00	Computer Software & Hardware (5 Y)
2016-36	2300HD VERTICAL BALERS Balers Inc. - RECONDITIONED PTR	12/1/2016	15400-00	Heavy Equipment (15Y)
320502	18.947 acres to Nick & Marjie VW		15000-00	Land
2014-AAA	Blue & Co adjustment to land value		15000-00	Land
2014-BBB	FAS Blue & Co adjustment to reconcile to		15400-00	Land
2014-090	acre LKE trx MidAm/NVW 14ac@$10K per		15000-00	Land
2014-091	38.866ac@$5454.64 per acre LKE trx MidAm/NVW		15000-00	Land

2014-092	per acre LKE trx MidAm/NVW 34.8ac@$10K		15000-00	Land
2016-37	Wiese Forklift	1/3/2017	15600-00	Forklift/Tugger/Scissorlift (10Y)
2016-38	Wiese 30 Tuggers	1/3/2017	15600-00	Forklift/Tugger/Scissorlift (10Y)
2016-126	Mcconkey Custom Plastic Shelves	6/1/2017	15600-00	Carts/Shelves (3Y)
2016-127	Tug Charging Station	5/1/2017	15200-00	Structual & Systems Improvement (15Y)
2016-150	B/C Pathway	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2016-175	Agrimomix Soil Room Upgrade	5/1/2017	15200-00	Structual & Systems Improvement (15Y)
2016-300	Degramec Pot Robot	4/1/2017	15400-00	Small Equipment (10Y)
2016-425	Cart Storage Pad	5/1/2017	15300-00	Structual & Systems Improvement (15Y)
2016-450	Panels & Blackout	5/1/2017	15200-00	Energy Curtains (10Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
320503	Bruch Bros. Land Parking Area	4/21/1981	15000-00	Land
2016-425	Cart Storage Pad	5/1/2017	15300-00	Structual & Systems Improvement (15Y)
3795	Area Premier Striping- New Cart Staging	1/20/2017	15300-00	Structual & Systems Improvement (15Y)
3796	Steel Tubing	1/3/2017	15200-00	Structual & Systems Improvement (15Y)
3797	Pieces Midwest Caster LG-SP-LE, Metal	1/23/2017	15200-00	Small Equipment (10Y)
2016-150	B/C Pathway	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2016-127	Tug Charging Station	5/1/2017	15200-00	Structual & Systems Improvement (15Y)
2016-126	Mcconkey Custom Plastic Shelves	6/1/2017	15600-00	Small Equipment (10Y)
3801	Plug Popper	2/28/2017	15600-00	Small Equipment (10Y)
2016-150	B/C Pathway	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2016-425	Cart Storage Pad (Pro-Rated)	5/1/2017	15300-00	Structual & Systems Improvement (15Y)

* Fed - Cost/Basis have been REDACTED

3804	Conveyor Belts	3/1/2017	15600-00	Small Equipment (10Y)
2017-MAG1	New Pumping Station	12/1/2018	15200-00	Greenhouse & Systems (30Y)
3806	Fork Assemblys for Lifting Pots	3/3/2017	15200-00	Greenhouse & Systems (30Y)
3807	Bar Code Scanners	3/31/2017	15700-00	Computer Software & Hardware (5 Y)
3808	66,792 Gallon Tank	4/1/2017	15200-00	Small Equipment (10Y)
3809	Flood Drain Valves-IL	4/19/2017	15200-00	Greenhouse & Systems (30Y)
2016-300A	Shipping Degra-Trade Inv. 1001	4/6/2017	15400-00	Small Equipment (10Y)
2016-126	Mcconkey Custom Plastic Shelves	6/1/2017	15600-00	Small Equipment (10Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-450	Panels & Blackout	12/31/2017	15200-00	Energy Curtains (10Y)
3814	Water Main	5/1/2017	15300-00	Structual & Systems Improvement (15Y)
3815	Control Tower Boom	6/1/2017	15200-00	Greenhouse & Systems (30Y)
2017-MAG2	Water Room	12/1/2018	15200-00	Greenhouse & Systems (30Y)
3817	B-7 Pumping Station Roof	6/1/2017	15300-00	Structual & Systems Improvement (15Y)
3818	Custom Plastic Shelves	6/1/2017	15600-00	Small Equipment (10Y)
3819	Tractor-2017 Kubota MX5800HST	6/1/2017	15600-00	Bobcat/Tractor/Mower/4 Wheeler (10Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)

2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
3834	Wheels 5x2 & 6x2	8/1/2017	15400-00	Small Equipment (10Y)
3835	Horizontal Ash Conveyor	8/1/2017	15600-00	Small Equipment (10Y)
3836	Generator	8/1/2017	15600-00	Small Equipment (10Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2017-MAG2	Water Room	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG2	Water Room	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)

* Fed - Cost/Basis have been REDACTED

2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhosue Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
3864	LABOR & PARTS	10/1/2017	15400-00	Small Equipment (10Y)
3865	BOILERS COMBUSTION TESTING ON 12	10/1/2017	15400-00	Structual & Systems Improvement (15Y)
3866	8VS NOZZLES	10/1/2017	15400-00	Small Equipment (10Y)
2017-MAG2	Water Room	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)

2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2017-MAG2	Water Room	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG19	L-House (Replace Old Concete)	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
3887	Front Parking Lot Striping	1/1/2018	15010-00	Structual & Systems Improvement (15Y)
3888	Soil Conveyor Assembly	10/1/2017	15400-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
3890	Caulk	11/1/2017	15200-00	Small Equipment (10Y)
3891	Overhead Crane	11/1/2017	15200-00	Heavy Equipment (15Y)
3892	GDSN Single	11/1/2017	15700-00	Computer Software & Hardware (5 Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)

* Fed - Cost/Basis have been REDACTED

2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
3910	2007 & 2008 Golf Cart	12/1/2017	15600-00	Electric Cart/Golf Cart/Scooter (7Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)

2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2017-MAG15	Upgrade Water Room	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG15	Upgrade Water Room	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG15	Upgrade Water Room	1/1/2018	15200-00	Structual & Systems Improvement (15Y)
2017-MAG19	L-House (Replace Old Concete)	1/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2016-505	New Greenhouse Construction	12/31/2017	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	3/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	3/1/2018	15200-00	Greenhouse & Systems (30Y)

* Fed - Cost/Basis have been REDACTED

2017-MAG19	L-House (Replace Old Concete)	3/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG2	Water Room	12/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	3/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
3964	Overhead Crane	2/1/2018	15400-00	Heavy Equipment (15Y)
3965	Water Control	2/1/2018	15400-00	Small Equipment (10Y)
3966	Pallet Rack System for tags	2/1/2018	15600-00	Small Equipment (10Y)
3967	Rotery Screw Air Compressor	2/1/2018	15600-00	Small Equipment (10Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)

2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG15	Upgrade Water Room	5/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG15	Upgrade Water Room	5/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG15	Upgrade Water Room	5/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	3/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	3/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	3/1/2018	15200-00	Greenhouse & Systems (30Y)
3992	Cooler Repair	2/1/2018	15600-00	Small Equipment (10Y)
3993	Battery	3/1/2018	15400-00	Small Equipment (10Y)
3994	Injectors	3/1/2018	15400-00	Small Equipment (10Y)
3995	2018 Kubota Tractor MX5800HST	3/1/2018	15600-00	Small Equipment (10Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)

* Fed - Cost/Basis have been REDACTED

2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
4011	Qty. 8 Production Wagon	4/1/2018	15200-00	Heavy Equipment (15Y)
4012	3 Forklifts	4/1/2018	15400-00	Small Equipment (10Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)

2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG15	Upgrade Water Room	5/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG19	L-House (Replace Old Concete)	12/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2017-MAG16	Office Upgrade	5/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-MAG1	Retaining Wall Cart Storage	11/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-MAG1	Retaining Wall Cart Storage	11/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG19	L-House (Replace Old Concete)	12/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-MAG4	Boiler Room Suppy Line	11/1/2018	15200-00	Structual & Systems Improvement (15Y)
4044	Sweeper	7/1/2018	15400-00	Small Equipment (10Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-MAG2	Production Cart Storage	11/1/2018	15300-00	Structual & Systems Improvement (15Y)
2017-MAG15	Upgrade Water Room	12/1/2018	15200-00	Greenhouse & Systems (30Y)

* Fed - Cost/Basis have been REDACTED

2018-MAG3	Shade Cloth	1/1/2020	15900-00	Energy Curtains (10Y)
2018-MAG8	New Water Room	4/1/2019	15200-00	Greenhouse & Systems (30Y)
2018-MAG9	Underground Pipe Rupture	11/1/2018	15200-00	Structual & Systems Improvement (15Y)
2018-MAG9	Underground Pipe Rupture	11/1/2018	15200-00	Structual & Systems Improvement (15Y)
2018-MAG9	Underground Pipe Rupture	11/1/2018	15200-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-MAG10	Updating Cravo	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG10	Updating Cravo	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG11	New Cart Deck	11/1/2018	15300-00	Structual & Systems Improvement (15Y)
4058	Table Loader 50% Deposit	9/1/2018	15400-00	Heavy Equipment (15Y)
4059	New Machine for production room 2	10/1/2018	15400-00	Greenhouse & Systems (30Y)
4060	GDSN Single Channel 2501-5000	10/1/2018	15700-00	Computer Software & Hardware (5 Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-MAG10	Updating Cravo	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG10	Updating Cravo	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG2	Production Cart Storage	11/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-MAG3	Shade Cloth	1/1/2020	15900-00	Energy Curtains (10Y)

2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-505	New Greenhouse Construction 2018	11/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-MAG2	Production Cart Storage	11/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-MAG1	Retaining Wall Cart Storage	11/1/2018	15300-00	Structual & Systems Improvement (15Y)
2018-MAG3	Shade Cloth	1/1/2020	15900-00	Greenhouse & Systems (30Y)
2018-MAG8	New Water Room	4/1/2019	15200-00	Greenhouse & Systems (30Y)
2018-505	New Greenhouse Construction 2018	12/1/2018	15200-00	Greenhouse & Systems (30Y)
2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG13	Plastic Shelf	1/1/2020	15900-00	Small Equipment (10Y)
4079	Lawn Mower	12/1/2018	15600-00	Small Equipment (10Y)
2018-MAG14	Water System Upgrade (Room 1)	4/1/2019	15200-00	Greenhouse & Systems (30Y)
2018-MAG14	Water System Upgrade (Room 1)	4/1/2019	15200-00	Greenhouse & Systems (30Y)
2018-MAG3	Shade Cloth	1/1/2020	15900-00	Building & Sturcture Improvement (15 Years)
2018-MAG10	Updating Cravo	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG8	New Water Room	4/1/2019	15200-00	Greenhouse & Systems (30Y)
2018-MAG12	Table Loaders	1/1/2020	15900-00	Heavy Equipment (15Y)
2019-MAG1	Seed room/moving to Orchid	1/1/2020	15900-00	Building & Sturcture Improvement (15 Years)
4087	New Machine for production room 2	12/1/2018	15200-00	Small Equipment (10Y)
4088	Loading Dock Area	1/1/2019	15300-00	Structual & Systems Improvement (15Y)
4089	Fill in Revine	12/1/2018	15300-00	Building & Sturcture Improvement (15 Years)
4090	Labor	12/1/2018	15200-00	Greenhouse & Systems (30Y)
2018-MAG2	Production Cart Storage	12/1/2018	15300-00	Structual & Systems Improvement (15Y)
2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG3	Shade Cloth	1/1/2020	15900-00	Energy Curtains (10Y)
4094	Tile Work (1st Floor Office)	1/1/2019	15300-00	Structual & Systems Improvement (15Y)
2018-MAG12	Table Loaders	1/1/2020	15900-00	Heavy Equipment (15Y)
2019-MAG2	Upgrade Sowing Line	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)

* Fed - Cost/Basis have been REDACTED

2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG4	Flood Floor Repairs	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG4	Flood Floor Repairs	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
4101	5 Tuggers	1/1/2019	15600-00	Forklift/Tugger/Scissorlift (10Y)
2019-MAG4	Flood Floor Repairs	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG8	New Water Room	4/1/2019	15200-00	Greenhouse & Systems (30Y)
2019-MAG4	Flood Floor Repairs	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG5	Shipping Barn Floor Repairs	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
4106	PHONE HARDWARE	2/1/2019	15700-00	Computer Software & Hardware (5 Y)
2018-MAG10	Updating Cravo	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG14	Water System Upgrade (Room 1)	4/1/2019	15200-00	Greenhouse & Systems (30Y)
2018-MAG8	New Water Room	4/1/2019	15200-00	Greenhouse & Systems (30Y)
2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG2	Upgrade Sowing Line	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG4	Flood Floor Repairs	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG5	Shipping Barn Floor Repairs	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG13	Plastic Shelf	3/1/2019	15600-00	Small Equipment (10Y)
2018-MAG10	Updating Cravo	1/1/2020	15900-00	Structual & Systems Improvement (15Y)

2018-MAG10	Updating Cravo	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG3	Shade Cloth	1/1/2020	15900-00	Energy Curtains (10Y)
2018-MAG8	New Water Room	4/1/2019	15200-00	Greenhouse & Systems (30Y)
2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG4	Flood Floor Repairs	4/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG5	Shipping Barn Floor Repairs	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG4	Flood Floor Repairs	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2018-MAG10	Updating Cravo	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
2019-MAG1	Seed room/ moving to Orchid	1/1/2020	15900-00	Structual & Systems Improvement (15Y)
4125	Land Improvements	5/1/2019	15010-00	Land Improvement (30Y)
4126	Greenhouse Excavation for Road around	6/1/2019	15010-00	Land Improvement (30Y)
4127	KVXL Tray & Pot Filler 2015-62	7/1/2019	15400-00	Small Equipment (10Y)
4128	Seeding Tray Washer 2013-033	7/1/2019	15400-00	Small Equipment (10Y)
4129	U-RN09-R Plug Tray Filler 2013-044	7/1/2019	15400-00	Small Equipment (10Y)
4130	XL Drum Seeding Line 2013-022	7/1/2019	15400-00	Small Equipment (10Y)
RWB	Plastic Tube	1/1/2020	15900-00	Greenhouse & Systems (30Y)
RWB	Drip Irrigation	1/1/2020	15900-00	Greenhouse & Systems (30Y)
4133	Ravine Repair	8/1/2019	15010-00	Land Improvement (30Y)
4134	Boiler Repairs	1/1/2020	15400-00	Small Equipment (10Y)
RWB	Drip Irrigation	1/1/2020	15900-00	Greenhouse & Systems (30Y)

Per Trial Balance

GAAP Reporting Adjustment

* Fed - Cost/Basis have been REDACTED

Schedule 4.9

Taxes

4.9(g)

The Company utilizes the cash method of accounting. There can be no assurance that the Company will be permitted to continue to do so following Closing.

4.9(h)

The Company participates in a shared services arrangement with Color Point, LLC pursuant to which Color Point, LLC administers various payments, including payroll. This arrangement will be discontinued as of Closing without liability to the Company.

16

Schedule 4.9(j)

Tax Returns

1.Illinois

2.Iowa

17

Schedule 4.10

Contracts

1.See items 5-8 on Schedule 4.19.

2.See item 4 on Schedule 4.5.

18

Schedule 4.11

Real Property

(a) Owned Real Property

1.    TRACT 1: FOURTEEN (14) ACRES OFF THE SOUTH END OF FORTY-TWO (42) ACRES OFF THE WEST SIDE OF THE WEST HALF OF THE SOUTHEAST QUARTER OF SECTION 26, TOWNSHIP 33 NORTH, RANGE 1 WEST OF THE THIRD PRINCIPAL MERIDIAN, PUTNAM COUNTY, ILLINOIS.

2.    TRACT 2: THAT PART OF THE NORTHEAST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1 WEST OF THE THIRD PRINCIPAL MERIDIAN, MORE PARTICULARLY DESCRIBED AS FOLLOWS: BEGINNING AT THE NORTHWEST CORNER OF THE NORTHEAST QUARTER OF SAID SECTION 35; THENCE SOUTH 89 DEGREES 52 MINUTES 44 SECONDS EAST 660.88 FEET ALONG THE NORTH LINE OF THE NORTHEAST QUARTER OF SAID SECTION 35; THENCE SOUTH 00 DEGREES 37 MINUTES 42 SECONDS EAST 2559.49 FEET; THENCE SOUTH 89 DEGREES 22 MINUTES 18 SECONDS WEST 659.90 FEET TO A POINT ON THE WEST LINE OF THE NORTHEAST QUARTER OF SAID SECTION 35; THENCE NORTH 00 DEGREES 38 MINUTES 56 SECONDS WEST 2568.11 FEET ALONG THE WEST LINE OF THE NORTHEAST QUARTER OF SAID SECTION 35 TO THE POINT OF BEGINNING, CONTAINING 38.866 ACRES MORE OR LESS AND ALL SITUATED IN GRANVILLE TOWNSHIP, PUTNAM COUNTY, ILLINOIS.

3.    TRACT 3:

    PARCEL I

     THAT PART OF THE SOUTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE I WEST OF THE THIRD PRINCIPAL MERIDIAN MORE PARTICULARLY DESCRIBED AS FOLLOWS:

     COMMENCING AT THE SOUTHWEST CORNER OF SAID SECTION 35; THENCE NORTH 00 DEGREES 16 MINUTES 17 SECONDS WEST 2157.00 FEET ON THE WEST LINE OF SAID SECTION 35 TO THE POINT OF BEGINNING; THENCE CONTINUING NORTH 00 DEGREES 16 MINUTES 17 SECONDS WEST 330.03 FEET ON SAID WEST LINE; THENCE NORTH 88 DEGREES 45 MINUTES 08 SECONDS EAST 2591.54 FEET; THENCE NORTH 01 DEGREES 14 MINUTES 52 SECONDS WEST 30.20 FEET TO A POINT ON THE CENTERLINE OF A TOWNSHIP ROAD; THENCE SOUTH 83 DEGREES 27 MINUTES 43 SECONDS EAST 44.83 FEET ON SAID CENTERLINE TO A POINT ON THE

19

     EAST LINE OF THE SAID SOUTHWEST QUARTER; THENCE SOUTH 00 DEGREES 34 MINUTES 10 SECONDS EAST 352.88 FEET ON SAID EAST LINE; THENCE SOUTH 88 DEGREES 45 MINUTES 08 SECONDS WEST 2637.40 FEET TO THE POINT OF BEGINNING CONTAINING 20.000 ACRES MORE OR LESS, ALL SITUATED IN THE TOWNSHIP OF GRANVILLE, PUTNAM COUNTY, ILLINOIS. PURSUANT TO SURVEY OF J. WILLIAM SHAFER, ILLINOIS PROFESSIONAL LAND SURVEYOR, NO. 2213, DATED SEPTEMBER 6, 2000,

AND ALSO

PARCEL II

THAT PART OF THE SOUTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1 WEST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF THE SOUTHWEST QUARTER OF SAID SECTION 35, THENCE NORTH 00 DEGREES 16' 17" WEST 1450.49 FEET ALONG THE WEST LINE OF THE SAID SOUTHWEST QUARTER TO THE POINT OF BEGINNING; THENCE CONTINUING NORTH 00 DEGREES 16'17" WEST 706.51 FEET ALONG SAID WEST LINE; THENCE NORTH 88 DEGREES 45'08" EAST 2637.40 FEET TO A POINT ON THE EAST LINE OF THE SAID SOUTHWEST QUARTER; THENCE SOUTH 00 DEGREES 34'10" EAST

706.45 FEET ALONG SAID EAST LINE; THENCE SOUTH 88 DEGREES 45'08" WEST 2641.08 FEET TO THE POINT OF BEGINNING, ALL SITUATED IN GRANVILLE TOWNSHIP, PUTNAM COUNTY, ILLINOIS.

EXCEPTING FROM SAID PARCELS I AND II THE FOLLOWING DESCRIBED PARCEL TO-WlT:

THAT PART OF THE SOUTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE I WEST OF THE THIRD PRINCIPAL MERIDIAN, MORE PARTICULARLY DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF THE SAID SECTION 35; THENCE NORTH 00 DEGREES 16 MINUTES 17 SECONDS WEST 2487.03 FEET ALONG THE WEST LINE OF SAID SECTION 35; THENCE NORTH 88 DEGREES 45 MINUTES 08 SECONDS EAST 1462.66 FEET TO THE POINT OF BEGINNING; THENCE CONTINUING NORTH 88 DEGREES 45 MINUTES 08 SECONDS EAST 1128.88 FEET; THENCE NORTH 01 DEGREES 14 MINUTES 52 SECONDS WEST 30.20 FEET TO A POINT ON THE CENTERLINE OF A TOWNSHIP ROAD; THENCE SOUTH 83 DEGREES 27 MINUTES 43 SECONDS EAST 44.83 FEET ALONG SAID CENTERLINE TO A POINT ON THE EAST LINE OF THE SOUTHWEST QUARTER OF SAID SECTION 35; THENCE SOUTH 00 DEGREES 34 MINUTES 10 SECONDS EAST 1059.34 FEET ALONG THE EAST LINE OF THE SOUTHWEST QUARTER OF SAID SECTION 35;

20

THENCE SOUTH 88 DEGREES 45 MINUTES 08 SECONDS WEST 1178.41 FEET; THENCE NORTH 00 DEGREES 16 MINUTES 17 SECONDS WEST l036.54 FEET TO THE POINT OF BEGINNING, CONTAINING 28.00 ACRES MORE OR LESS ALL BEING SITUATED IN GRANVILLE TOWNSHIP, PUTNAM COUNTY, ILLINOIS.

4.  TRACT 7 A part of the Southwest Quarter of Section 35, Township 33 North, Range 1 West of the of the Third Principal Meridian described as follows:

Commencing at the Southwest Comer of Tract 3 as shown on a plat of VanWingerden Farm Property as prepared by Chamlin and Associates, Inc., signed by James Giordano, Illinois Registered Land Surveyor No. 1850 and recorded in Book 3, Page 215 of the Putnam County Recorder's Office; thence South 01 degrees 33 minutes 47 Seconds West perpendicular to the South line of said Tract 3 for 25.00 feet to the centerline of a Township Road said point being the True Point of Beginning; thence South 88 degrees 26 minutes 13 seconds East 1844.05 feet on the centerline of the Township Road also being 25.00 feet South of the South line of said Tract 3; thence on a curve bearing to the right, tangent to the aforementioned course having an arc length of

295.92 feet and a radius of 604.00 feet on the centerline of the Township Road; thence on a curve bearing to the left tangent with the aforementioned curve having an arc length of 203.47 feet and a radius of 590.31 feet on the centerline of the Township Road; thence South 80 degrees 06 minutes 52 seconds East 245.49 feet on the centerline of the Township Road; thence South l degree 33 minutes 47 seconds West 30.20 feet; thence North 88 degrees 26 seconds 13 minutes West 2558.91 feet to the East Right of Way of Illinois Rt. #89; thence North 3 degrees 24 minutes 35 seconds West 66.07 feet on the East Right of Way of Illinois Rt. #89; thence North 6 degrees 20 minutes 35 seconds West 135.47 feet on the East Right of Way of Illinois Rt. # 89 to the centerline of the Township Road; thence South 88 degrees 26 minutes 13 seconds East 19.77 feet to the True Point of Beginning, containing 10.322 acres more or less mid all being situated in the Granville Township, Putnam County, Illinois.

5. TRACT 6 SIGN EASEMENT INTEREST

Sign Easement over the property described below for the benefit of Mid-American Growers, Inc. for construction, repair, replacement and the upkeep of signage and landscaping on the below described property, and for ingress and egress over and across the property described herein to and from public roadways adjoining the same for the purposes and uses described herein as reserved in the Deed recorded September 8, 2014 as Document 14-626 described as follows:

That part of the Northwest Quarter of Section 35 and that part of the East Half of the East Half of the Northeast Quarter of Section 34 both in Township 33 North, Range 1 West of the Third Principal Meridian described as follows:

21

Commencing at the Northwest comer of the Northwest Quarter of said Section 35; thence North 87 degrees 44 minutes 41 seconds East 532.11 feet along the North line of the Northwest Quarter of said Section 35; thence South 01 degrees 22 minutes 11 seconds East 1152. 14 feet; thence South 89 degrees 30 minutes 14 seconds West 200.00 feet; thence South 01 degrees 36 minutes 06 seconds East 307.45 feet; thence South 64 degrees 12 minutes 04 seconds East 260.54 feet; thence South 23 degrees 24 minutes 04 seconds East 29.83 feet; thence South 14 degrees 34 minutes 43 seconds West 154.59 feet; thence South 02 degrees 13 minutes 29 seconds West 269.53 feet; thence South 03 degrees 15 minutes 13 seconds East 613.12 feet to a point on the Northerly right of way line of an East-West Township Road; thence South 88 degrees 14 minutes 36 seconds West 348.15 feet along said Northerly right of way line to the Point of Beginning; thence continuing South 88 degrees 14 minutes 36 seconds West 155.68 feet along said Northerly right of way line to a point on the Easterly Right of Way line of Illinois Route 89 (S.A. Rt 3A); thence North 17 degrees 58 minutes 56 seconds West 285.00 feet along said Easterly right of way line of Illinois Route 89; thence North 88 degrees 14 minutes 36 seconds East 91.29 feet; thence South 17 degrees 58 minutes 56 seconds East 137.84 feet; thence South 38 degrees 30 minutes 21 seconds East 176.35 feet to the Point of Beginning containing 0.678 acres more or less and all situated in the Township of Granville, Putnam County, Illinois.

(b) Leased Real Property

1. TRACT 4:

The Northwest Quarter of Section 35, Township 33 North, Range 1 West; and all that part of the Southwest Quarter of said Section 35 which lies North of the North edge of the Right of Way of the public highway running Easterly and Westerly over and across said Southwest Quarter, pursuant to Plat of Survey thereof by E. H. Whitaker, Surveyor, dated January 22, 1908, recorded in the Recorder's Office of Putnam County, Illinois, on June 16, 1908, in Book 65, Page 343, But excepting from all of the above described premises that portion conveyed by John Richardson, et al to Joseph Zaetta by Warranty Deed dated April 30, 1947, and recorded in Book 100 at Page 127 on May 3, 1947, in the Recorder's Office of Putnam County, Illinois, and further excepting from the premises hereinabove conveyed, that portion thereof which lies within the boundaries of Tracts 1, 2 and 3 as shown and more fully described on Survey Plat dated May 10, 1973, by James J, Giordano, Illinois Land Surveyor, # l 850, under the direction of Chamlin and Associates, Inc., and recorded in the Land Records of Putnam County, Illinois in Plat Book 3, Page 215, except the coal and fireclay underlying the surface of said land and all rights and easements in favor of the estate of said coal and fireclay, situated in Putnam County, Illinois.

2. TRACT 5

That part of the Northwest Quarter of Section 35, Township 33 North, Range 1 West of the Third Principal Meridian described as follows:

22

Commencing at the Northwest comer of the Northwest Quarter of said Section 35; thence North 87 degrees 44 minutes 41 seconds East 532.11 feet along the North line of the Northwest Quarter of said Section 35; thence South 01 degrees 22 minutes 11 seconds East 1152. 14 feet; thence South 89 degrees 30 minutes 14 seconds West

200.00 feet to the Point of Beginning; thence South 01 degrees 36 minutes 06 seconds East 307.45 feet; thence South 64 degrees 12 minutes 04 seconds East 260.54 feet; thence South 23 degrees 24 minutes 04 seconds East 29.83 feet; thence South 23 degrees 24 minutes 04 seconds East 193.77 feet; thence North 88 degrees 26 minutes 46 seconds East 1224.46 feet; thence South 01 degrees 37 minutes 59 seconds East

845.72 feet to a point on the Northerly right of way line of and East-West Township Road; thence South 88 degrees 14 minutes 36 seconds West 1340.28 feet along said Northerly right of way line; thence North 03 degrees 15 minutes 13 seconds West

613.12 feet; thence North 02 degrees 13 minutes 29 seconds East 269.53 feet; thence North 14 degrees 34 minutes 43 seconds East 154.59 feet to the Point of Beginning containing 26.521 acres more or less and all situated in the Township of Granville, Putnam County, Illinois.

Pursuant to an oral lease (the “Oral Farm Lease”), the Company leases, as landlord, the parcel shown on the attached diagram, to Allen Aimone (with a mailing address of County Rd 1240, North Granville, IL 61326), for purposes of growing corn and soybeans. The Oral Farm Lease has historically been renewed on an annual basis and is terminable, without liability to the Company, on or before December 31, 2019. For the avoidance of doubt, all Liabilities relating to or arising out of the Oral Farm Lease shall be Excluded Liabilities, and all amounts collected by the Company pursuant to such Oral Farm Lease shall be considered current assets of the Company for purposes of determining Net Working Capital.

23

Parcel Information Report (2019/08/29 10:29)

0231065000

89
th Ave
Greenhouse Ave
Greenhouse Ave
Greenhouse Ave
89
500 ft

General Information

Parcel Number
0231065000

Assessed Last
2019-08-16 08:30:15.567000000

Zoning
AG-1

Owner Name
COLOR POINT LLC ATTN: ACCT PAYABLE

Farm Land
12134.000

Class
0021

Owner Name2

Farm Building
.000

Location Address
14240 GREENHOUSE AVE

Non Farm Land
.000

Mailing Address
1077 CANE RIDGE RD

Non Farm Building
.000

Legal Description
S35 T33 R1 34.80 ACRES IN SW1/4

Tax Billed
818.540

Township
Granville

Tax Code
02003

Total Acreage
34.800

Tax Status
T

Homesite Acreage
.000

Farm Acreage
34.800

Lot Dimension

Sale Date

Schedule 4.12

Litigation

1. The Cerri Matter, which fdor the avoidance of doubt shall be an Excluded Liability.

24

Schedule 4.13

Intellectual Property

(a) Intellectual Property

1.The Company has common law trademark rights to the name “Mid-American Growers.”

(b)The Company utilizes an ERP system pursuant to software licensed by Color Point.  Color Point will provide substantially identical services pursuant to the Transitional Services Agreement following the Closing.

(c)Ownership of IP

None

25

Schedule 4.14

Insurance Policies

26

Schedule 4.15

Licenses and Permits

1.The FESOP.

2.State of Illinois permit for 10,000 gallon underground gasoline storage tank and 12,000 gallon underground diesel storage tank (collectively, the “Storage Tanks”).

3.Three-Year Licensed Hem Grower License approved by the State of Illinois Department of Agriculture on October 1, 2019.

4.Three-Year Registered Hemp Processor License approved by the State of Illinois Department of Agriculture on October 1, 2019.

27

Schedule 4.16

Welfare and Benefit Plans

The Company’s employees participate in the following Employee Benefit Plans maintained by Color Point:

[REDACTED]

The Company’s participation in all listed Employee Benefit Plans will terminate effective as of the Closing Date.

28

Schedule 4.17

Health, Safety and Enviroment

Section 4.17(a)

The FESOP Deviation.

Section 4.17(c)

The Storage Tanks.

29

Schedule 4.18

Employees

1.The Cerri Matter, which for the avoidance of doubt shall be an Excluded Liability.

30

Schedule 4.19

Affiliate Transactions

1. The Company leases that certain real property commonly known as 14240 Greenhouse Ave, Granville, Illinois, from VWP pursuant to the Commercial Ground Lease with Lessee to Construct Improvements, dated July 29, 2014, between the Company and VWP.

2.The Guarantees.

3.Guaranty and Security Agreement, dated December 13, 2017, between AG Credit, as lender, and Emerald Assets, Inc., Clear Sky Enterprises, Inc. and Double Dutch Logistics, Inc. (“Double Dutch”), as guarantors.

4.Management Agreement, dated April 26, 2014, between the Company and Color Point.

5.Color Point maintains all insurance policies and Employee Benefit Plans in which the Company participates.

6.The Company purchases natural gas pursuant to a Natural Gas Transaction Confirmation between Color Point and Direct Energy Business Marketing LLC.

7.The Company participates in a Demand Response Program with Voltus, Inc. pursuant to a Demand Response Program Agreement, dated March 7, 2018, entered into by Color Point.

8.Double Dutch provides transportation services utilized by the Company pursuant to a Broker/Shipper Agreement, dated February 2017, entered into by Color Point.

9.See item 4 on Schedule 4.5

31

Schedule 4.21

Broker Fees

1. Representation Letter, dated July 2, 2019, between Color Point and Gene Hudson Partners, Inc.

32

Scshedule 5.6

Compliance with Applicable Laws

None.

33

Schedule 5.7

Financial Statements

1. See attached.

34

MichiCann Medical Inc.

Financial Statements

For the Year Ended December 31, 2018 and the period from

December 5, 2017 (incorporation) to December 31, 2017

(Expressed in Canadian dollars)

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF MICHICANN MEDICAL INC.

Opinion

We have audited the financial statements of MichiCann Medical Inc. (the "Company"), which comprise the statements of financial position as at December 31, 2018 and 2017, and the statements of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2018 and for the 26-day period ended December 31, 2017, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for year ended December 31, 2018 and for the 26-day period ended December 31, 2017 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises of Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audits of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditors' report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

wIdentify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

wObtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

wEvaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

wConclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

wEvaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors' report is Kevin Yokichi Nishi.

Chartered Professional Accountants

Vancouver, British Columbia

May 22, 2019

MichiCann Medical Inc.

Statements of Financial Position

(Expressed in Canadian dollars)

	December 31, 2018 $	December 31, 2017 $

Assets

Current assets
Cash	24,377,286	326,721
Prepaid expenses	50,000	297,917
Loans receivable (Note 3)	5,700,400	-
Amounts receivable (Notes 3 and 4)	4,810,000	-

Total assets	34,937,686	624,638

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities (Note 6)	161,937	27,442
Convertible debentures (Note 8)	-	533,755
	161,937	561,197

Non-current liabilities
Deferred income tax liability (Note 9)	-	25,176
Total liabilities	161,937	586,373

Shareholders’ equity

Share capital (Note 4)	35,111,680	1
Convertible debentures – equity component (Note 8)	-	70,950
Reserves (Note 4)	1,952,794	-
Subscriptions receivable (Note 4)	(125,000)	-
Deficit	(2,163,725)	(32,686)

Total shareholders’ equity	34,775,749	38,265

Total liabilities and shareholders’ equity	34,937,686	624,638

Approved and authorized for issuance on behalf of the Board of Directors on May 22, 2019 by:

/s/ Michael Marchese

Michael Marchese, Director

(The accompanying notes are an integral part of these financial statements)

3

MichiCann Medical Inc.

Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Year ended December 31, 2018	December 5, 2017 (Incorporation) - December 31, 2017

Expenses
Consulting fees (Note 6)	$ 325,000	$ 27,083
Professional fees	53,522	2,442
Office expenses	7,865	280
Travel	32,921	-
Foreign exchange gain	(25,465)	-
Accretion expense (Note 8)	139,938	2,881
Share-based compensation (Note 4)	1,637,559	-
Loss before income tax	(2,171,340)	(32,686)
Deferred income tax recovery	40,301	-

Net loss and comprehensive loss for the period	$ (2,131,039)	$ (32,686)

Net loss per share, basic and diluted	$ (0.06)	$ (32,686)

Weighted average shares outstanding	38,474,379	1

(The accompanying notes are an integral part of these financial statements)

4

MichiCann Medical Inc.

Statements of Changes in Equity

(Expressed in Canadian dollars)

	Share capital		Subscriptions receivable $	Reserves $	Convertible debentures – equity component $	Deficit $	Total shareholders’ equity $
	Number of shares	Amount $

Balance, December 5, 2017 (incorporation)	1	1	-	-	-	-	1
Equity component of convertible debentures	-	-	-	-	96,126	-	96,126
Deferred income tax on equity component of convertible debentures	-	-	-	-	(25,176)	-	(25,176)
Net loss for the period	-	-	-	-	-	(32,686)	(32,686)
Balance, December 31, 2017	1	1	-	-	70,950	(32,686)	38,265
Equity component of convertible debentures	-	-	-	-	56,017	-	56,017
Deferred income tax on equity component of convertible debentures	-	-	-	-	(15,125)	-	(15,125)
Convertible debentures exercised	2,024,000	1,114,518	-	-	(111,842)	-	1,002,676
Shares issued, net	72,198,181	34,312,396	(125,000)	-	-	-	34,187,396
Finders’ warrants issued	-	(315,235)	-	315,235	-	-	-
Share-based compensation	-	-	-	1,637,559	-	-	1,637,559
Net loss for the year	-	-	-	-	-	(2,131,039)	(2,131,039)
Balance, December 31, 2018	74,222,182	35,111,680	(125,000)	1,952,794	-	(2,163,725)	34,775,749

(The accompanying notes are an integral part of these financial statements)

5

MichiCann Medical Inc.

Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended December 31, 2018 $	December 5, 2017 (Incorporation) - December 31, 2017 $

Operating activities

Net loss for the year	(2,131,039)	(32,686)

Items not affecting cash:
Accretion expense	139,938	2,881
Share based compensation	1,637,559	-
Unrealized foreign exchange	(25,465)	-
Deferred income tax recovery	(40,301)	-

Changes in non-cash operating working capital:
Prepaid expenses	247,917	(297,917)
Accounts payable and accrued liabilities	134,495	27,442
Net cash used in operating activities	(36,896)	(300,280)

Investing activity

Loans receivable	(5,700,400)	-

Net cash used in investing activity	(5,700,400)	-

Financing activities

Issuance of share capital, net	29,377,396	1
Convertible debentures issued	385,000	627,000

Net cash provided by financing activities	29,762,396	627,001
Effect of exchange rate changes on the balance of cash held in foreign currencies	25,465	-

Increase in cash	24,050,565	326,721
Cash, beginning of period	326,721	-

Cash, end of period	24,377,286	326,721

Supplemental disclosure of cash flow information (Note 10)

(The accompanying notes are an integral part of these financial statements)

6

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

1.Nature of Business and Continuance of Operations

MichiCann Medical Inc. (the “Company” or “MichiCann”) was a private cannabis investment company incorporated under the laws of Ontario on December 5, 2017. The Company’s head office and registered office is located at 8820 Jane Street, Concord, ON, L4K 2M9 Canada.

As at December 31, 2018, the Company had not yet generated any revenue, has working capital of $34,775,749 (2017 - $63,441) and has accumulated losses of $2,163,725 since inception. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates that it will have sufficient capital to continue operations for the upcoming year.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the statements of financial position classifications used. Such adjustments could be material.

2.Significant Accounting Policies

(a)Statement of Compliance and Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The financial statements have been prepared on a historical cost basis except for financial assets classified as fair value through profit or loss, which are measured at fair value. The financial statements are presented in Canadian dollars, which is the Company’s functional currency.

These financial statements were authorized for issue by the Board of Directors on May 22, 2019.

(b)Use of Estimates and Judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions about the future and other sources of estimated uncertainty that management has made as at the balance sheet dates that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, related to, but are not limited to, the following:

7

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies - continued

(b)Use of Estimates and Judgments - continued

Share-based Compensation

The inputs used for share-based compensation calculation. The Company provides compensation benefits to its consultants, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes Option Pricing Model which utilizes subjective assumptions such as expected price volatility and expected life of the option. Share-based compensation expense also utilizes subjective assumption on forfeiture rate. Changes in these input assumptions can significantly affect the fair value estimate.

Convertible Debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

Deferred Income Taxes

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement. In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

(c)Financial Instruments

Financial Assets

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument. The Company classifies financial assets at initial recognition as financial assets: measured at amortized cost, measured at fair value through other comprehensive income or measured at fair value through profit or loss.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Assessment and decision on the business model approach used is an accounting judgement.

Financial assets measured at amortized costs

A financial asset that meets both of the following conditions is classified as a financial asset measured at amortized cost.

- The Company’s business model for such financial assets, is to hold the assets in order to collect contractual cash flows.

- The contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

8

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies - continued

(c)Financial Instruments - continued

A financial asset measured at amortized cost is initially recognized at fair value plus transaction costs directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, net of impairment loss, if necessary.

Financial assets measured at fair value through other comprehensive income (“FVTOCI”)

For financial assets that are not measured at amortized cost, the Company can make an irrevocable election at initial recognition to classify the instruments at fair value through other comprehensive income ("FTVOCI"), with all subsequent changes in fair value being recognized in other comprehensive income. This election is available for each separate investment. Under this new FTVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value is not recycled to profit or loss, rather transferred to deficit. The Company does not have any financial assets designated as FTVOCI.

Financial assets measured at fair value through profit or loss (“FVTPL”)

A financial asset measured at fair value through profit or loss is recognized initially at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial asset is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises.

Impairment

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model. The expected credit loss model requires the Company to account for expected credit losses (“ECL”) and changes in those ECL at each reporting date to reflect changes in credit risk since initial recognition of the financial assets.

Financial Liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

As at December 31, 2018, the Company’s financial instruments are comprised of cash, accounts receivable, convertible debt, accounts payable and accrued liabilities.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

• Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

• Level 3 – inputs for the asset or liability are not based on observable market data.

9

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies - continued

(c)Financial Instruments - continued

Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible debt in Canadian dollars that can be converted to common shares at the option of the holder, when the number of shares to be issued is fixed and does not vary with changes in fair value.

The liability component of compound financial instruments is initially recognized at the fair value of a similar liability that does not have a conversion option. The conversion component is initially recognized at the difference between fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and conversion components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the discounted cash flows. Interest related to the financial liability is recognized in profit or loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognized.

(d)Impairment of Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets have suffered an impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount used for this purpose is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(e)Share Capital

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are issued, and any excess is allocated to warrants.

Incremental costs directly attributed to the issuance of common shares are shown in equity as a reduction, net of tax, of the proceeds received on issue. Shares issued for non-monetary consideration are valued based on the fair value of the goods or services received unless the fair value of the shares are a more reliable measure.

10

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies - continued

(f)Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in the statement of operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the statement of financial position method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(g)Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in the money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share are the same as the exercise of stock options and share purchase warrants would be anti-dilutive.

(h)Share-based Payments

The grant date fair value of share-based payment awards granted to employees is recognized as stock-based compensation expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service.

11

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies – continued

(h) Share-based Payments - continued

All equity-settled share-based payments are reflected in contributed surplus, unless exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

(i)Adoption of Accounting Standard

On January 1, 2018, the Company adopted the following accounting pronouncements retrospectively with no restatement of comparative periods:

IFRS 15 Revenue from Contracts with Customers

The Company adopted IFRS 15 with a date of initial application as of January 1, 2018. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes International Accounting Standard (“IAS”) 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The adoption of IFRS 15 did not have an impact on the Company’s financial statements.

Recent Accounting Pronouncements

Standards and interpretations issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below and include only those which the Company reasonably expects may be applicable to the Company at a future date. The Company intends to adopt these standards and interpretations when they become effective and does not expect the standards to have a material impact on the financial statements.

IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

12

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

2.Significant Accounting Policies – continued

IFRS 16 Leases - continued

These standards are applicable to the Company’s annual period beginning January 1, 2019. The Company does not expect there to be a material impact on adoption.

3.Loans Receivable and Amounts Receivable

During the year ended December 31, 2018, the Company advanced a series of funds, totalling $5,700,400, to PharmaCo Inc. (“PharmaCo”), an arms-length party, in the form of a debenture. The debenture is non-interest bearing, unsecured and is due on demand.

During the year ended December 31, 2018, the Company issued 4,810,000 common shares valued at $1.00 per common share for a total value of $4,810,000 to a third-party company, as consideration to settle amounts owed by PharmaCo to the third-party company. The amounts receivable due from PharmaCo of $4,810,000 is non-interest bearing, unsecured and have no fixed terms of repayment.

4.Share Capital

Authorized:

Unlimited number of common shares without par value.

Issued:

On January 2, 2018, the Company issued 37,309,999 founder common shares for gross proceeds of $37.

On November 21, 2018, the Company issued an aggregate of $1,012,000 principal amount of unsecured convertible debentures (the “Unsecured Debentures”) convertible into one common share of the Company at a price of $0.50 per common share. All Unsecured Debentures were converted into an aggregate of 2,024,000 common shares of the Company on November 21, 2018 (Note 8).

On December 19, 2018, the Company issued 30,078,182 common shares pursuant to a non-brokered financing (first tranche) at a price of $1.00 for aggregate gross proceeds of $30,078,182. The Company paid share issuance costs of $470,340 as finder fees. Subsequent to the year ended December 31, 2018, $125,000 in subscriptions receivable was received.

On December 19, 2018, the Company completed the issuance of 4,810,000 common shares to settle certain debts at a price of $1.00 per common share for a total of $4,810,000.  The shares were issued to settle amounts owned by PharmaCo to a third-party company (Note 3).

During the period ended December 31, 2017, the Company issued 1 incorporation share for a nominal value.

Warrants:

During the year ended December 31, 2018, the Company issued 595,340 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. The finders’ warrants have a fair value of $315,235 estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Risk-free interest rate	1.89%
Expected term (in years)	2
Estimated dividend yield	0%
Estimated volatility	100.00%

13

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

4.Share Capital - continued

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2017	-	$ -
Issued	595,430	1.00
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	595,430	$ 1.00

The following warrants were outstanding at December 31, 2018:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
			595,340	595,340

Options:

On October 1, 2018, the Company granted 2,000,000 stock options to a consultant and an officer of the Company. These stock options vest 12.5% on January 1, 2019, 12.5% on April 1, 2019, 12.5% on July 1, 2019, 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020 and the remaining 12.5% on October 1, 2020. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

On October 1, 2018, the Company granted 2,500,000 stock options to consultants of the Company. These stock options vest 25% on January 1, 2019, 25% on April 1, 2019, 25% on July 1, 2019, 25% on October 1, 2019. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

The options granted during the year ended December 31, 2018 have a fair value of $3,739,048 estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Risk-free interest rate	2.42%
Expected term (in years)	5
Estimated dividend yield	0%
Estimated volatility	100.00%

During the year ended December 31, 2018, the Company recognized $1,637,559 in stock-based compensation under graded vesting.

14

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

4.Share Capital - continued

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2017	-	$ -
Granted	4,500,000	0.50
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	4,500,000	$ 0.50

The following options were outstanding at December 31, 2018:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

October 1, 2018	October 1, 2023	$ 0.50	4,500,000	-
			4,500,000	-

5.Financial Instruments and Risks

(a)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of December 31, 2018 and 2017 as follows:

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable	Balance as at
	instruments	inputs	inputs	December 31
	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$

December 31, 2018
Cash	24,377,286	-	-	24,377,286
Loans receivable	5,700,400	-	-	5,700,400
Amounts receivable	4,810,000	-	-	4,810,000
Total	34,887,686	-	-	34,887,686

Accounts payable and accrued liabilities	161,937	-	-	161,937
Total	161,937	-	-	161,937

December 31, 2017
Cash	326,721	-	-	326,721
Total	326,721	-	-	326,721

Accounts payable and accrued liabilities	27,422	-	-	27,422
Total	27,422	-	-	27,422

15

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

5.Financial Instruments and Risks - continued

(a)  Fair Value - continued

The fair values of other financial instruments, which include accounts payable and accrued liabilities, loans receivable and amounts receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, loans receivable and amounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable and amounts receivable. The carrying amount of financial assets represents the maximum credit exposure.

(c)Foreign Exchange Rate

The Company holds cash in US dollars, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the US dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At December 31, 2018, a 10% strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss before taxes by approximately $125,000 (December 31, 2017 - $nil).

(d)Interest Rate Risk

The Company is not exposed to any significant interest rate risk.

(e)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

16

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

6. Related Party Transactions

The following is a summary of related party transactions that occurred during the year ended December 31, 2018:

(a)Included in accounts payable and accrued liabilities is $6,250 (2017 - $nil) payable to a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment.

(b)  Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	December 31, 2018 $	December 31, 2017 $
Consulting fees paid or accrued to a company controlled by the director of the Company	75,000	6,250
Share-based compensation	280,829	-

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the year ended December 31, 2018 and period from incorporation on December 5, 2017 to December 31, 2017.

7.Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the years presented.

17

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

8.Convertible Debentures

During the year ended December 31, 2018, the Company issued $385,000 in convertible debentures to a group of arms-length lenders. The convertible debentures are non-interest bearing and are convertible into common shares of the Company at a conversion price of $0.50 per common share.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 18%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $328,983 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $56,017 on inception is presented as a component of shareholders’ equity.

During the period ended December 31, 2017, the Company issued $627,000 in convertible debentures to a group of arms-length lenders. The convertible debentures are non-interest bearing and are convertible into common shares of the Company at a conversion price of $0.50 per common share.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 18%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $530,874 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $96,126 on inception is presented as a component of shareholders’ equity.

During the year ended December 31, 2018, the total convertible debentures outstanding of $1,012,000 was converted into common shares of the Company.

A continuity of the liability portion of the convertible debentures is as follows:

Balance, December 5, 2017	$-
Issuance of convertible debentures	530,874
Accretion expense	2,881
Balance, December 31, 2017	533,755
Issuance of convertible debentures	328,983
Accretion expense	139,938
Settlement of convertible debentures	(1,002,676)

Balance, December 31, 2018	$-

18

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

9.Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2018	2017

Loss before income taxes	$(2,171,340)	$(32,686)
Statutory income tax rate	27.00%	27.00%

Expected income tax recovery	(586,262)	(8,825)
Non-deductible recoveries and other	442,626	-
Changes in unrecognized deductible temporary differences	85,901	778
Convertible debentures and others	(40,301)	-
Unused tax losses and tax offsets not recognized	57,735	8,047

Total income tax recovery	$(40,301)	$-

The significant components of deferred income tax assets and liabilities are as follows:

	2018 $	2017 $

Deferred income tax assets

Non-capital losses carried forward	-	-
Deferred income tax liabilities	-	(25,176)

Net deferred income tax asset (liabilities)	-	(25,176)

As at December 31, 2018, the Company has non-capital losses carried forward of approximately $422,000 which are available to offset future years’ taxable income and expires through to 2038.

$

2037	(30,000)
2038	(392,000)

(422,000)

19

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

10.Supplemental Disclosure of Cash Flow Information

	2018	2017

Additional Information
Shares issued for convertible debenture on conversion	$4,810,000	$-
Finder’s warrants issued	$315,235	$-

11. Segmented Information

The Company currently has an investment in one company in the cannabis industry and operates in one geographic location, being Canada.

12.Subsequent Events

On January 15, 2019, the Company granted a total of 1,100,000 stock options to a consultant of the Company. 500,000 of these stock options vest on April 1, 2019. Theses stock options have an exercise price of $1.00 per share and expire on January 15, 2024. The remaining 600,000 of these stock options vest on October 1, 2019. These stock options have an exercise price of $2.50 per share and expire on January 15, 2024.

On April 29, 2019, the Company granted 500,000 stock options to a consultant of the Company. These stock options vest 25% on execution of the agreement, 25% on May 30, 2019, 25% on August 30, 2019 and the remaining 25% on December 30, 2019. These stock options have an exercise price of $1.00 per share and expire on April 29, 2024.

On May 13, 2019, the Company entered into a non-binding letter of intent with an arm’s length company to acquire greenhouse facilities and equipment in Illinois, United States.

PharmaCo Agreements

On January 4, 2019, MichiCann entered into a put/call option agreement (the “Put/Call Option Agreement”) with PharmaCo and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo Shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann Shares in the aggregate (subject to standard anti-dilution protections)  subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation (“BMMR”) within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan.

On January 4, 2019, MichiCann entered into a debenture purchase agreement (the “Debenture Purchase Agreement”) with PharmaCo (“OpCo”) pursuant to which MichiCann agreed to purchase an up to US $114,734,209 8% senior secured convertible debenture of PharmaCo (the “Opco Debenture”). The Opco Debenture has a maturity date of January 4, 2023 unless the Opco Debenture becomes due earlier.

The principal amount of Opco Debenture outstanding is convertible at any time on the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the holder received LARA’s written approval of the Holder Application (application seeking permission to convert the Debenture and own the Conversion Shares). In such circumstances, the principal amount of the Opco Debenture is convertible into common shares of Opco at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of Opco Shares then outstanding.

20

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

12.Subsequent Events - continued

PharmaCo Agreements - continued

Notwithstanding the foregoing, the conversion of the Opco Debenture is subject to PharmaCo and MichiCann having obtained all required permits from governmental authorities in connection with MichiCann’s ownership of Opco Shares, including, without limitation, all required cannabis licenses or related permits issued by LARA (but excluding any permit or other requirement which arises or may arise under any Excluded Law).

The Opco Debenture is secured against the assets of PharmaCo pursuant to a security agreement dated as January 4, 2019.

On January 4, 2019, MichiCann advanced USD $21,320,758 as a first tranche under the Opco Debenture, (which, included $5,700,400 in loans receivable by MichiCann pursuant to non-interest-bearing promissory notes) (Note 3).

On February 22, 2019, MichiCann advanced USD $6,046,863 as a second tranche under the Opco Debenture.

On March 1, 2019, MichiCann advanced USD $11,327,594 as a third tranche under the Opco Debenture.

Financings

On February 22, 2019, MichiCann issued 4,500,000 common shares pursuant to a non-brokered financing (second tranche) at a price of $1.00 per MichiCann Share for aggregate proceeds of $4,500,000.

On February 22, 2019, MichiCann issued 2,240,000 common shares pursuant to a new non-brokered financing at a price of $2.50 per common share for aggregate proceeds of $5,600,000.

On February 25, 2019, MichiCann issued $15,000,000 principal amount of senior secured convertible debenture (the “Tidal Debenture”) to Tidal. The Tidal Debenture becomes due and payable (the “Tidal Debenture Maturity Date”) on the earlier of: (i) August 25, 2019 (subject to extension) and (ii) the date that all amounts owning under the Tidal Debenture become due and payable in accordance with the terms of the Tidal Debenture, including following an event of default.

The Tidal Debenture is convertible into MichiCann Shares in the event that the Proposed Transaction is not completed prior to the Tidal Debenture Maturity Date and MichiCann instead completes a “Change of Control” or a “Go Public Transaction” as such terms are defined in the Tidal Debenture. In such circumstances, the holder has the right to convert the Tidal Debenture at a price per MichiCann Share equal to the lesser of (i) $2.50 per MichiCann Share; and (ii) a 20% discount to the issue price or effective price per MichiCann Share for any financing completed as part of or concurrently with the Go Public Transaction, if applicable, or the effective purchase price per MichiCann Share in the case of a Change of Control transaction. The Tidal Debenture is secured against the assets of MichiCann pursuant to a general security and pledge agreement dated February 25, 2019 (the “GSA and Pledge Agreement”).

21

Michicann Medical Inc.

Notes to the financial statements

December 31, 2018 and 26-Day Period Ended December 31, 2017

(Expressed in Canadian dollars)

12.Subsequent Events - continued

Tidal Royalty Corp. Definitive Agreement

On May 8, 2019, the Company has executed a business combination agreement (the “Definitive Agreement”) with Tidal Royalty Corp. pursuant to which Tidal will acquire all of the issued and outstanding shares of the Company (the “Proposed Transaction”).  Under the terms of the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of Tidal, for each one (1) MichiCann common share, subject to adjustment in certain circumstances as set out in the Definitive Agreement (the “Exchange Ratio”).  Upon completion of the Proposed Transaction, and assuming no other issuances of securities by MichiCann, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company (the “Resulting Issuer”), respectively, on a fully diluted basis.  All outstanding options and warrants to purchase MichiCann common shares will be replaced with options and warrants to purchase common shares of the Resulting Issuer in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly owned subsidiary of the Tidal (“Subco”) will amalgamate with the Company (the “Amalgamation”).  The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result Tidal will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent.  The Amalgamation will also require the approval by 66 2/3 of the votes cast by shareholders of MichiCann at a special meeting of shareholders to be held on or before May 24, 2019.

Immediately prior to the completion of the Amalgamation, Tidal will (i) complete a share consolidation on an 8:1 basis (the “Consolidation”), (ii) the Company will change its name to “Red White & Bloom Inc.” or such other name.

Pursuant to the terms of the Definitive Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the common share of the Resulting Issuer, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (vi) other closing conditions customary for transactions of this nature.

22

MichiCann Medical Inc. Condensed Interim Financial Statements For the Six Month Periods Ended June 30, 2019 and 2018 (Unaudited – Expressed in Canadian dollars)

MichiCann Medical Inc.

Condensed Interim Statements of Financial Position

(Unaudited)

(Expressed in Canadian dollars)

	June 30, 2019	December 31, 2018 (Audited)
	$	$
Assets

Current assets
Cash	2,419,699	24,377,286
Prepaid expenses (Note 9)	3,176,371	50,000
GST receivable	79,639	-
Loans receivable (Note 3)	-	5,700,400
Amount receivable (Notes 3 and 4)	4,810,000	4,810,000

	10,485,709	34,937,686
Non-current assets
Equipment (Note 10)	10,713	-
Prepaid expenses	50,000	-
Interest receivable (Note 6)	1,831,633	-
Loans receivable (Note 3)	80,413,078	-

	82,305,424	-
Total assets	92,791,133	34,937,686

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities (Note 6)	478,210	161,937
Convertible debentures (Note 8)	15,000,000	-
Bridge financing (Note 9)	36,422,647	-
Total liabilities	51,900,857	161,937

Shareholders’ equity

Share capital (Note 4)	45,195,326	35,111,680
Reserves (Note 4)	4,378,524	1,952,794
Subscriptions receivable (Note 4)	-	(125,000)
Deficit	(8,683,574)	(2,163,725)

Total shareholders’ equity	40,890,276	34,775,749

Total liabilities and shareholders’ equity	92,791,133	34,937,686

Approved and authorized for issuance on behalf of the Board of Directors on August 28, 2019 by:

/s/ Michael Marchese

Michael Marchese, Director

(The accompanying notes are an integral part of these condensed interim financial statements)

3

MichiCann Medical Inc.

Condensed Interim Statements of Comprehensive Loss

(Unaudited)

(Expressed in Canadian dollars)

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
	$	$	$	$
Expenses
Accretion expense (Note 8)	-	-	-	36,525
Commissions (Note 9)	2,404,888	-	2,404,888	-
Foreign exchange loss	1,593,599	-	1,741,600	-
General and administration	1,203,601	5,835	1,637,946	117,761
Marketing	174,025	-	174,025	-
Share-based compensation (Note 4)	967,280	-	2,425,730	-
Loss before other item	(6,343,393)	(5,835)	(8,384,189)	(154,286)

Interest income (Note 3)	1,165,818	-	1,864,340	-

Net loss and comprehensive loss for the period	(5,177,575)	(5,835)	(6,519,849)	(154,286)

Net loss per share, basic and diluted	(0.06)	(0.00)	(0.08)	(0.00)

Weighted average shares outstanding	80,962,182	37,146,000	76,993,071	37,146,000

(The accompanying notes are an integral part of these condensed interim financial statements)

4

MichiCann Medical Inc.

Condensed Interim Statements of Changes in Equity

(Unaudited)

(Expressed in Canadian dollars)

	Share capital		Subscriptions receivable $	Reserves $	Convertible debentures – equity component $	Deficit $	Total shareholders’ equity $
	Number of shares	Amount $

Balance, December 31, 2017	1	1	-	-	70,950	(32,686)	38,265
Shares issued, net	37,309,999	37	-	-	-	-	37
Equity component of convertible debentures	-	-	-	-	56,017	-	56,017
Deferred income tax on equity components of convertible debentures	-	-	-	-	(15,125)	-	(15,125)
Net loss for the period	-	-	-	-	-	(154,286)	(154,286)
Balance, June 30, 2018	37,310,000	38	-	-	111,842	(186,972)	(75,092)

Balance, December 31, 2018	74,222,182	35,111,680	(125,000)	1,952,794	-	(2,163,725)	34,775,749
Shares issued, net	6,740,000	10,083,646	125,000	-	-	-	10,208,646
Share-based compensation	-	-	-	2,425,730	-	-	2,425,730
Net loss for the period	-	-	-	-	-	(6,519,849)	(6,519,849)
Balance, June 30, 2019	80,962,182	45,195,326	-	4,378,524	-	(8,683,574)	40,890,276

(The accompanying notes are an integral part of these condensed interim financial statements)

5

MichiCann Medical Inc.

Condensed Interim Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

	Six months ended June 30, 2019	Six months ended June 30, 2018
	$	$
Operating activities

Net loss for the period	(6,519,849)	(154,286)

Items not affecting cash:

Accretion expense	-	36,525
Foreign exchange loss	1,741,625	-
Share-based compensation	2,425,730	-
Accrued interest income	(1,864,340)	-

Changes in non-cash operating working capital:
Prepaid expenses	(3,176,371)	283,836
GST receivable	(79,639)	-
Accounts payable and accrued liabilities	316,273	(27,442)
Net cash used in operating activities	(7,156,571)	138,633

Investing activities
Purchase of equipment	(10,713)	-
Net cash used in investing activities	(10,713)	-

Financing activities

Issuance of share capital, net	10,208,646	37
Convertible debentures	15,000,000	-
Loan receivable	(76,083,912)	-
Bridge financing	36,422,647	-

Net cash provided by (used in) financing activities	(14,452,619)	37
Effect of exchange rate changes on the balances of cash held in foreign currencies	(337,684)	-

Increase (decrease) in cash	(21,957,587)	138,670
Cash, beginning of period	24,377,286	326,721

Cash, end of period	2,419,699	465,391

Supplemental disclosure of cash flow information (Note 11)

(The accompanying notes are an integral part of these condensed interim financial statements)

6

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

1.Nature of Business and Continuance of Operations

MichiCann Medical Inc. (the “Company” or “MichiCann”) is a private cannabis investment company incorporated under the laws of Ontario on December 5, 2017. The Company’s head office and registered office is located at 8820 Jane Street, Concord, ON, L4K 2M9 Canada.

PharmaCo Inc. Agreements

On January 4, 2019, MichiCann entered into a put/call option agreement (the “Put/Call Option Agreement”) with PharmaCo Inc. (“PharmaCo”) and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo Shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann Shares in the aggregate (subject to standard anti-dilution protections)  subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation (“BMMR”) within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan.

On January 4, 2019, MichiCann entered into a debenture purchase agreement (the “Debenture Purchase Agreement”) with PharmaCo (“OpCo”) pursuant to which MichiCann agreed to purchase an up to US $114,734,209 8% senior secured convertible debenture of PharmaCo (the “Opco Debenture”). The Opco Debenture has a maturity date of January 4, 2023 unless the Opco Debenture becomes due earlier.

The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the holder received LARA’s written approval of the Holder Application (application seeking permission to convert the Debenture and own the Conversion Shares). In such circumstances, the principal amount of the Opco Debenture is convertible into common shares of Opco at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of Opco Shares then outstanding.

Notwithstanding the foregoing, the conversion of the Opco Debenture is subject to PharmaCo and MichiCann having obtained all required permits from governmental authorities in connection with MichiCann’s ownership of Opco Shares, including, without limitation, all required cannabis licenses or related permits issued by LARA (but excluding any permit or other requirement which arises or may arise under any Excluded Law).

As at June 30, 2019, the Company had not yet generated any revenue, has a working capital deficiency of $41,415,148 (December 31, 2018 – working capital of $34,775,749) and has accumulated losses of $8,683,574 (December 31, 2018 - $2,163,725) since inception. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates that it will have sufficient capital to continue operations for the upcoming year.

f the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the statements of financial position classifications used. Such adjustments could be material.

7

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

2.Significant Accounting Policies

In preparing these condensed interim financial statements, the significant accounting policies applied by management were the same as those that applied to the Company’s audited financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16, Leases, as described below.

(c)Statement of Compliance and Basis of Preparation

These condensed interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the IASB. These condensed interim financial statements do not include all of the information required for full annual financial statements. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2018.

These condensed interim financial statements have been prepared on a historical cost basis except for financial assets classified as fair value through profit or loss, which are measured at fair value. The financial statements are presented in Canadian dollars, which is the Company’s functional currency.

These condensed interim financial statements were authorized for issue by the Board of Directors on August 28, 2019.

(d)Use of Estimates and Judgments

The preparation of the condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed interim financial statements, management has made significant assumptions which are applied in determining the fair values of the amounts receivable, loans receivable and convertible debentures at the reporting date, including that the transaction with Tidal Royalty Corp. (“Tidal”) will complete timely as described in Note 13 and that the Company will exercise its conversion rights pursuant to the Debenture Purchase Agreement during the current fiscal year. Should the assumptions be incorrect, it would result in a material adjustment to the carrying amount of certain assets and liabilities.

Other significant assumptions about the future and other sources of estimated uncertainty that management has made as at the statement of financial position date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, related to, but are not limited to, the following:

Share-based Compensation

The inputs used for share-based compensation calculation. The Company provides compensation benefits to its consultants, directors and officers through a stock option plan. The fair value of each option award is estimated using the Black-Scholes Option Pricing Model which utilizes subjective assumptions such as expected price volatility and expected life of the option. Share-based compensation expense also utilizes subjective assumption on forfeiture rate. Changes in these input assumptions can significantly affect the fair value estimate.

8

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

2.Significant Accounting Policies - continued

(b)Use of Estimates and Judgments - continued

Convertible Debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The fair value of any derivative feature embedded in the compound financial instrument (other than the equity component, such as an equity conversion feature) is presented as a liability instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability component is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

Deferred Income Taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

Loans and Amounts Receivable

Management applies judgment in the assessment of the collectability of the loans and interest receivable from PharmaCo.

(c)Adoption of Accounting Standard

IFRS 16 Leases

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company reviewed its current operations and noted no impact on the adoption of IFRS 16.

9

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

3.Loans Receivable and Amount Receivable

During the year ended December 31, 2018, the Company advanced a series of funds, totalling $5,700,400 (USD $4,269,521), to PharmaCo, an arms-length party, in the form of a debenture. The debenture is non-interest bearing, unsecured and is due on demand. As at June 30, 2019, the advances totalling $5,700,400 were transferred into the Opco Debenture, under the terms disclosed in Note 1, and are included in long-term loans receivable.

During the year ended December 31, 2018, the Company issued 4,810,000 common shares valued at $1.00 per common share for a total of $4,810,000 to a third-party, as consideration to settle amounts owed by PharmaCo to the third-party. The amount receivable due from PharmaCo to the Company of $4,810,000 (December 31, 2018 - $4,810,000) is non-interest bearing, unsecured and has no fixed terms of repayment.

During the period ended June 30, 2019, additional funds were advanced under the Opco Debenture for a total of $82,244,711 (USD $62,845,649) outstanding at June 30, 2019. This amount includes the $5,700,400 noted above and $1,831,633 (USD $1,400,654) of accrued interest. The Opco Debenture bears interest at 8% and has a maturity date of January 4, 2023 as disclosed in Note 1.

4.Share Capital

Authorized:

Unlimited number of common shares without par value.

Issued:

On January 2, 2018, the Company issued 37,309,999 founder common shares for gross proceeds of $37.

On November 21, 2018, the Company issued an aggregate of $1,012,000 principal amount of unsecured convertible debentures (the “Unsecured Debentures”) convertible into one common share of the Company at a price of $0.50 per common share. All Unsecured Debentures were converted into an aggregate of 2,024,000 common shares of the Company on November 21, 2018 (Note 8).

On December 19, 2018, the Company issued 30,078,182 common shares pursuant to a non-brokered financing (first tranche) at a price of $1.00 for aggregate gross proceeds of $30,078,182. The Company paid share issuance costs of $470,340 as finder fees. Subsequent to December 31, 2018, $125,000 in subscriptions receivable was received.

On December 19, 2018, the Company completed the issuance of 4,810,000 common shares to settle certain debts of PharmaCo at a price of $1.00 per common share for a total of $4,810,000.  The shares were issued to settle amounts owed by PharmaCo to a third-party company (Note 3).

On February 22, 2019, the Company issued 4,500,000 common shares pursuant to a non-brokered financing (second tranche) at a price of $1.00 per common share for aggregate proceeds of $4,500,000. The Company paid share issuance costs of $7,286.

On February 22, 2019, the Company issued 2,240,000 common shares pursuant to a non-brokered financing at a price of $2.50 per common share for aggregate proceeds of $5,600,000. The Company paid share issuance costs of $9,068.

10

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

4.Share Capital - continued

Warrants:

During the year ended December 31, 2018, the Company issued 595,340 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2017	-	$ -
Issued	595,430	1.00
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at June 30, 2019	595,430	$ 1.00

The following warrants were outstanding at June 30, 2019:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
			595,340	595,340

Options:

On October 1, 2018, the Company granted 2,000,000 stock options to a consultant and an officer of the Company. These stock options vest 12.5% on January 1, 2019, 12.5% on April 1, 2019, 12.5% on July 1, 2019, 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020 and the remaining 12.5% on October 1, 2020. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

On October 1, 2018, the Company granted 2,500,000 stock options to consultants of the Company. These stock options vest 25% on January 1, 2019, 25% on April 1, 2019, 25% on July 1, 2019, 25% on October 1, 2019. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

On January 15, 2019, the Company granted a total of 1,100,000 stock options to a consultant of the Company. 500,000 of these stock options vest on April 1, 2019. These stock options have an exercise price of $1.00 per share and expire on January 15, 2024. The remaining 600,000 of these stock options vest on October 1, 2019. These stock options have an exercise price of $2.50 per share and expire on January 15, 2024.

On February 1, 2019, the Company granted 400,000 stock options to a consultant of the Company. These stock options vest 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020, 12.5% on October 1, 2020, 12.5% on January 1, 2021, 12.5% on April 1, 2021 and the remaining 12.5% on July 1, 2021. These stock options have an exercise price of $1.00 per share and expire on February 1, 2024.

11

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

4.Share Capital - continued

On April 29, 2019, the Company granted 500,000 stock options to a consultant of the Company. These options vest 25% on April 29, 2019, 25% on May 30, 2019, 25% on August 30, 2019, and 25% on December 30, 2019. These stock options have an exercise price of $1.00 and expire on April 29, 2024.

The options granted during the period ended June 30, 2019 have a fair value of $2,425,730 (2018 - $nil) estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

Risk-free interest rate	1.55%
Expected term (in years)	5.00
Estimated dividend yield	0%
Estimated volatility	100.00%

During the period ended June 30, 2019, the Company recognized $2,425,730 (2018 - $nil) in share-based compensation under graded vesting.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2017	-	$ -
Granted	4,500,000	0.50
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	4,500,000	$ 0.50
Granted	2,000,000	1.60
Exercised	-	-
Cancelled	-	-
Balance at June 30, 2019	6,500,000	$ 0.78

The following options were outstanding at June 30, 2019:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

October 1, 2018	October 1, 2023	$ 0.50	4,500,000	1,750,000
January 15, 2019	January 15, 2024	$ 1.00	500,000	500,000
January 15, 2019	January 15, 2024	$ 2.50	600,000	-
February 1, 2019	February 1, 2024	$ 1.00	400,000	-
April 29, 2019	April 29, 2024	$ 1.00	500,000	250,000
			6,500,000	2,500,000

12

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

5.Financial Instruments and Risks

(f)Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of June 30, 2019 and December 31, 2018 as follows:

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Balance
	$	$	$	$

June 30, 2019
Cash	2,419,699	-	-	2,419,699
Loans receivable	80,413,078	-	-	80,413,078
Amount receivable	4,810,000	-	-	4,810,000
Total	87,642,777	-	-	87,642,777

Accounts payable and accrued liabilities	478,210	-	-	478,210
Convertible debentures	15,000,000	-	-	15,000,000
Bridge financing	36,422,647	-	-	36,422,647
Total	51,900,857	-	-	51,900,857

December 31, 2018
Cash	24,377,286	-	-	24,377,286
Loan receivable	5,700,400	-	-	5,700,400
Amount receivable	4,810,000	-	-	4,810,000
Total	34,887,686	-	-	34,887,686

Accounts payable and accrued liabilities	161,937	-	-	161,937
Total	161,937	-	-	161,937

The fair values of other financial instruments, which include accounts payable and accrued liabilities, loans receivable and amounts receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(g)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, loans receivable and amounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable and amounts receivable. The carrying amount of financial assets represents the maximum credit exposure.

13

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

5.Financial Instruments and Risks - continued

(h)Foreign Exchange Rate

The Company has cash and loans receivable denominated in US dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the US dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At June 30, 2019, a 4% strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss before taxes by approximately $3,309,000 (December 31, 2018 - 10%, $125,000) for the six-month period ended June 30, 2019.

(i)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash and cash equivalents is at nominal interest rates, and therefore the Company does not consider interest rate risk to be significant.

As at June 30, 2019, the interest rate on loans receivable and convertible debentures is fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent of these financial assets and liabilities.

(j)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at June 30, 2019, the Company had a cash balance of $2,419,699 (December 31, 2018 -$24,377,286) available to apply against short-term business requirements and current liabilities of $51,900,857 (December 31, 2018 - $161,937). All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of June 30, 2019.

6. Related Party Transactions

The following is a summary of related party transactions that occurred during the period ended June 30, 2019:

(c)Included in accounts payable and accrued liabilities is $147,750 (December 31, 2018 - $6,250) payable to a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment.

(d)Included in prepaid expenses is $81,000 (December 31, 2018 - $nil) prepaid to a company owned by a director of the Company.

(e)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	June 30, 2019 $	June 30, 2018 $
Consulting fees paid or accrued to a company controlled by the director of the Company	27,000	18,750
Share-based compensation	301,745	-

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the periods ended June 30, 2019 and 2018.

14

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

7.Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash, convertible debentures and equity, comprised of issued share capital.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains the same for the periods presented.

8.Convertible Debentures

During the period ended December 31, 2017, the Company issued $627,000 in convertible debentures to a group of arms-length lenders. The convertible debentures were non-interest bearing and are convertible into common shares of the Company at a conversion price of $0.50 per common share.

On issuance, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 18%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $530,874 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $96,126 on inception is presented as a component of shareholders’ equity and is offset by the deferred income tax recovery of $25,176.

During the year ended December 31, 2018, the Company issued additional convertible debentures totaling $385,000 to a group of arms-length lenders. The convertible debentures were non-interest bearing and are convertible into common shares of the Company at a conversion price of $0.50 per common share.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 18%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $328,983 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $56,017 on inception is presented as a component of shareholders’ equity.

During the year ended December 31, 2018, the total convertible debentures outstanding of $1,012,000 were converted into common shares of the Company.

15

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

8.Convertible Debentures - continued

Tidal Royalty Corp. Debenture

During the period ended June 30, 2019, the Company issued a $15,000,000 senior secured convertible debenture (the “Tidal Debenture”) to Tidal. The Tidal Debenture becomes due and payable (the “Tidal Debenture Maturity Date”) on the earlier of: (i) August 25, 2019 (subject to extension) and (ii) the date that all amounts owing under the Tidal Debenture become due and payable in accordance with the terms of the Tidal Debenture, including following an event of default. In the event of a default, the Tidal Debenture will bear interest at 12% per annum.

Subsequent to the six-month period ended June 30, 2019, the Company signed an amendment to this agreement, extending the maturity date of the Tidal Debenture to September 30, 2019.

The Tidal Debenture is convertible into common shares of the Company in the event that the Proposed Transaction, as described in Note 13 with Tidal is not completed prior to the Tidal Debenture Maturity Date and the Company instead completes a “Change of Control” or a “Go Public Transaction” as such terms are defined in the Tidal Debenture. In such circumstances, Tidal has the right to convert the Tidal Debenture into common shares of the Company at a price equal to the lesser of (i) $2.50; and (ii) a 20% discount to the issue price or effective price for any financing completed as part of or concurrently with the Go Public Transaction, if applicable, or the effective purchase price per common share of the Company in the case of a Change of Control transaction. The Tidal Debenture is secured against the assets of the Company pursuant to a general security and pledge agreement dated February 25, 2019 (the “GSA and Pledge Agreement”).

The Company may repay the Tidal Debenture prior to the Tidal Debenture Maturity Date at a price equal to 110% of the principal amount and any accrued interest without the prior written consent of Tidal if (i) the Proposed Transaction with Tidal is not capable of being completed prior to October 25, 2019; and (ii) both the Company and Tidal have acted in good faith and have used all commercially reasonable efforts to complete the Proposed Transaction.

On issuance, the Company determined that the conversion feature met the definition of a derivative liability and elected to measure the entire Tidal Debenture at fair value through profit or loss. This derivative liability component was determined to have a value of $nil as at June 30, 2019.

A continuity of the liability portion of the convertible debentures is as follows:

Balance, December 31, 2017	$$533,755
Issuance of convertible debentures	328,983
Accretion expense	139,938
Settlement of convertible debentures	(1,002,676)

Balance, December 31, 2018	$-
Issuance of convertible debentures	15,000,000
Balance, June 30, 2019	$15,000,000

16

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

9.Bridging Finance Inc. Credit Facility

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo Inc. (“PharmaCo”) (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of  $36,374,400  (the “Facility Limit”). The purpose of the Facility is so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility are due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement.

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

a)Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

b)A work fee equal to $909,360 (the “Work Fee”).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note (the “Promissory Note”) issued by PharmaCo to MichiCann in the principal amount of $30,648,516 (the “Principal”). The Principal is due and payable in full on January 2, 2020 (the “Maturity Date”). PharmaCo may prepay the Principal in full in whole prior to the Maturity Date. Any amounts payable by PharmaCo or MichiCann to the Lender under the Facility will reduce the amount of PharmaCo’s obligations to MichiCann on a dollar for dollar basis under the Promissory Note.

The Company paid financing fees related to the Facility of $2,404,889 which has been included as commission expenses for the six-months period ended June 30, 2019. The Company also deducted a debt service reserve of $3,323,524 from the total principal amount which serves to pay the interest on the Facility as it is incurred. This amount has been included in prepaid expenses with $390,153 deducted from the reserve for interest expense for the six-month period ended June 30, 2019.

17

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

10.Equipment

Computer Hardware

COST
Balance, 2018	$ -
Additions	10,713

Balance, June 30, 2019	10,713

ACCUMULATED AMORTIZATION
Balance, 2018	$ -
Charge for year	-

Balance, June 30, 2019	-

CARRYING VALUE
December 31, 2018	$ -
June 30, 2019	$ 10,713

The equipment was not available for use during the six-month period ended June 30, 2019 resulting in no amortization to be recorded during the period.

11.Supplemental Disclosure of Cash Flow Information

	2019	2018

Additional Information
Shares issued for convertible debenture on conversion	$-	$4,810,000

12. Segmented Information

The Company currently has an investment in one company in the cannabis industry and operates in one geographic location, being Canada.

18

MichiCann Medical Inc.

Notes to the condensed interim financial statements

For the six months ended June 30, 2019 and 2018

(Unaudited – Expressed in Canadian dollars)

13.   Proposed Transaction

On May 8, 2019, the Company executed a business combination agreement (the “Definitive Agreement”) with Tidal pursuant to which Tidal will acquire all of the issued and outstanding shares of the Company (the “Proposed Transaction”).  Under the terms of the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of Tidal, for each one (1) MichiCann common share, subject to adjustment in certain circumstances as set out in the Definitive Agreement (the “Exchange Ratio”).  Upon completion of the Proposed Transaction, and assuming no other issuances of securities by MichiCann, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company (the “Resulting Issuer”), respectively, on a fully diluted basis.  All outstanding options and warrants to purchase MichiCann common shares will be replaced with options and warrants to purchase common shares of the Resulting Issuer in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly owned subsidiary of  Tidal (“Subco”) will amalgamate with the Company (the “Amalgamation”).  The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result Tidal will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent.

Immediately prior to the completion of the Amalgamation, Tidal will (i) complete a share consolidation on an 8:1 basis (the “Consolidation”), (ii) the Company will change its name to “Red White & Bloom Inc.” or such other name.

Pursuant to the terms of the Definitive Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the common share of the Resulting Issuer, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (vi) other closing conditions customary for transactions of this nature.

Subsequent to the six-months period ended June 30, 2019, the Company amended this agreement, extending the completion deadline to September 30, 2019.

19

Schedule 10.1(g)

Specific Indemnity Items

1.All assets, Liabilities, operations and business retained by and assigned to (or intended to be retained by and assigned to) RetainCo as contemplated byt the Pre0Closing Restructuring Transactions and any and all Liabilities related to, or arising out of, the Pre-Closing Restructuring Transactions.

2.All Liabilities of the Sellers and their Affiliates (other than the Company).

3.All Liabilities (including the cost and expense of remediation, as provided in Section 6.11 of the Agreement) related to, or arising out of, the previously removed underground storage tank that is the subject of the open LUST file identified as Leaking UST Incident No, 941345, including, without limitation, the II, EPA Violation.

4.Liabilities related to correction the violations cited in that Notice of Violation (UST) issued on September 17, 2019 by the Office of the Illinois State Fire Marshal.

35

Net Working Capital Schedule

(as of 8/31/2019

36